As confidentially submitted to the Securities and Exchange Commission on September 26, 2014

This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CADENCE BANCORPORATION

(Exact name of registrant as specified in its charter)

Delaware	6021	47-1329858
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2800 Post Oak Boulevard, Suite 3800

Houston, Texas 77056

(713) 871-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cadence Bancorporation

2800 Post Oak Boulevard, Suite 3800

Houston, Texas 77056

Telephone: (713) 871-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

David E. Shapiro, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000 Facsimile: (212) 403-2000	Jerry W. Powell, Esq. Executive Vice President, General Counsel Cadence Bancorporation 2800 Post Oak Boulevard, Suite 3800 Houston, Texas 77056 Telephone: (713) 871-4000 Facsimile: (205) 327-3611	Mitchell Eitel, Esq. Catherine M. Clarkin, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Telephone: (212) 558-4000 Facsimile: (212) 558-3588

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common stock, par value $0.01 per share

(1)	Includes shares of Class A common stock that the underwriters have the option to purchase from the Registrant.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 26, 2014.

                Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Cadence Bancorporation. All                      shares of Class A common stock included in this offering are being sold by Cadence Bancorporation. Prior to this offering, there has been no public market for our Class A common stock. We expect the initial public offering price per share of our Class A common stock to be between $             and $             . We intend to apply to list our Class A common stock on the             under the symbol “         .”

After the completion of this offering, Cadence Bancorp, LLC will continue to own a majority of the voting power of our Class A common stock. As a result, Cadence Bancorp, LLC will effectively control our management and affairs for so long as it holds at least a majority of the voting power of our capital stock. We expect to be a “controlled company” within the meaning of the corporate governance standards of                     . See “Security Ownership of Beneficial Owners and Management.”

We are an “emerging growth company” under the federal securities laws and, as such, are eligible for reduced public company reporting and other requirements. Investing in our Class A common stock involves risk. See “Risk Factors,” beginning on page 24.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of our Class A common stock that you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting” for additional information regarding the underwriting discounts and commissions and certain expenses payable to the underwriters by us.

To the extent that the underwriters sell more than                 shares of Class A common stock, the underwriters have the option to purchase up to an additional                 shares from us at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on             , 2014.

Goldman, Sachs & Co.	J.P. Morgan	Deutsche Bank Securities

Prospectus dated             , 2014

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We and the underwriters have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

MARKET AND INDUSTRY DATA

Although we are responsible for all of the disclosures contained in this prospectus, this prospectus contains industry, market and competitive position data and forecasts that are based on industry publications and studies conducted by independent third parties. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Although we believe that the market position, market opportunity and market size information included in this prospectus is generally reliable, we have not verified the data, which is inherently imprecise. The forward-looking statements included in this prospectus related to industry, market and competitive data position may be materially different than actual results.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	we may present less than five years of selected historical financial data;

•	we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

•	we are permitted to have an extended transition period for adopting any new or revised accounting standards that may be issued by the Financial Accounting Standards Board (“FASB”) or the SEC;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to give our stockholders nonbinding advisory votes on executive compensation or golden parachute arrangements.

ii

We have elected to take advantage of the scaled disclosures and other relief described above in this prospectus, and we may take advantage of these exemptions for up to five years or such earlier time that we are no longer an “emerging growth company.” In general, we would cease to be an “emerging growth company” if we have more than $1.0 billion in annual revenues, we have more than $700 million in market value of our common stock held by non-affiliates on any June 30 after we have been public for a year, or we issue more than $1.0 billion of non-convertible debt over a three year period. We may choose to take advantage of some or all of these reduced burdens. If we do, the level of information that we provide stockholders may be different than you might get from other public companies in which you hold stock.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to purchase Class A common stock in this offering. You should read the entire prospectus carefully, including the section titled “Risk Factors,” our consolidated financial statements, and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before making an investment decision. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “our,” “us,” “ourselves,” “the Company,” “the company,” and “our company” refer to Cadence Bancorporation, a newly formed Delaware corporation, and its consolidated subsidiaries after giving effect to the reorganization transactions described in the section entitled “Reorganization” (which will be completed in connection with this offering). For all periods prior to the completion of such reorganization transactions, these terms refer to Cadence Financial Corporation, a Mississippi corporation, and its consolidated subsidiaries. All references in this prospectus to “Cadence Bank” or “the Bank” refer to Cadence Bank, N.A., our wholly owned bank subsidiary. Unless otherwise indicated, references to our “common stock” include our Class A voting common stock and our Class B non-voting common stock.

Company Overview

Cadence Bancorporation is a financial holding company and a Delaware corporation headquartered in Houston, Texas, and is the parent company of Cadence Bank, National Association (N.A.) With $7.1 billion in assets, $5.3 billion in total loans (net of unearned discounts and fees) and $5.7 billion in deposits as of June 30, 2014 we currently operate a network of 971 branch locations across Texas, Alabama, Florida, Mississippi and Tennessee. We focus on middle-market commercial lending, complemented by retail banking and wealth management services, and provide a broad range of banking services to businesses, high net worth individuals and business owners. Prior to this offering, Cadence Bancorporation has been wholly owned by Cadence Bancorp, LLC, an entity formed in 2009 by banking industry veterans, with the objective of acquiring attractive banking franchises in growth markets. Following its initial formation, Cadence Bancorp, LLC successfully secured $1.0 billion of capital commitments in 2010 from long-term, growth-oriented investors consisting primarily of university endowments and insurance and pension funds. From 2010 to 2012, Cadence Bancorp, LLC called approximately $921 million in capital to fund a combination of organic growth and three key acquisitions: Cadence Bank, N.A., the franchise of Superior Bank and Encore Bank, N.A.

We operate Cadence Bancorporation through three operating segments: Banking, Financial Services and Corporate. Our Banking Segment, which represented approximately 90% of our total revenues for fiscal 2013 and the first half of fiscal 2014, consists of our Commercial Banking, Retail Banking and Private Banking lines of business. Our Commercial Banking activities focus on commercial and industrial (“C&I”), community banking, business banking and commercial real estate lending and treasury management services to clients in our geographic footprint in Texas and the southeast United States. Within our Commercial Banking line of business, we focus on select industries, which we refer to as our “specialized industries”, in which we believe we have specialized experience and service capabilities. These industries include energy, healthcare, franchise restaurant, technology, and convenience and gas retail. In our Retail Banking business line, we offer a broad

[1]

In July 2014, we announced plans to close 17 of these branches located in Alabama, Florida, Georgia and Mississippi. We expect to realize efficiencies and cost savings from these closures, which are expected to occur by the end of November 2014. See “Branch Network Consolidation.”

range of banking services through our branch network to serve the needs of consumers and small businesses. In our Private Banking business line, we offer banking services, such as deposit services and residential mortgage lending, to affluent clients and business owners.

In addition to the broad range of banking services we offer through our Banking Segment, we offer other financial services through our Financial Services Segment, which includes our trust, retail brokerage, investment advisory and insurance services and serves independent clients as well as those who also use our Banking services.

Total revenue for the year ended December 31, 2013 was $284.8 million for our Banking Segment and $35.6 million for our Financial Services Segment. We demonstrate below the services we provide through our Banking and Financial Services segments and their respective contributions to our revenues. Our third segment, Corporate, reflects parent only activities and intercompany eliminations and contributes negligibly to our revenues. For additional discussion about our business segments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Segments.”

We are focused on organic growth and expanding our position in our markets. We believe that our franchise is positioned for continued growth as a result of prudent lending in our markets through experienced relationship managers and a client-centered, relationship-driven banking model, with particular emphasis on Texas-based expansion and our focus and capabilities in serving specialized industries. We believe our continued growth is supported by (i) our attractive geographic footprint, (ii) the stable and cost efficient deposit funding provided by our acquired franchises (each of which was a longstanding institution with an established customer network), (iii) our veteran board of directors and management team, (iv) our capital position and (v) our credit quality and risk management processes.

Our management team consists of veteran banking executives led by Chairman and Chief Executive Officer Paul B. Murphy, Jr. Mr. Murphy brings over 33 years of banking experience, of which nine years were at Allied/First Interstate, and 20 years were at Amegy Bank of Texas where Mr. Murphy helped lead its growth from an institution with $50 million in assets and a single location, to assets of $11 billion and 85 Texas banking centers when he left Amegy in 2010 to join us. Mr. Murphy was President of Amegy Bank of Texas from 1996 and Chief Executive Officer from 2000 until his resignation. Our President, Samuel M. Tortorici, has over 25 years of experience in various leadership roles in the financial services industry including a distinguished career at AmSouth Bancorp and Regions Financial culminating in the leadership at Regions Financial of its commercial and industrial lending business representing $40 billion in loans and deposits with over $1 billion in annual revenues, across a 16-state footprint in the Southeast, Midwest and Texas. Our Chief Financial Officer, Valerie C. Toalson, has over 25 years of banking experience in finance, accounting, financial and regulatory reporting, treasury and investor relations. Prior to joining our management team, she was Executive

Vice President and Chief Financial Officer of BankAtlantic Bancorp. Cadence Bank’s senior leadership team also includes R. H. “Hank” Holmes IV, President and Business Services Executive. Mr. Holmes brings more than 20 years of banking expertise, 18 of which were at Amegy Bank of Texas where his experience spanned credit, commercial real estate, private banking and special assets. Additionally, our board of directors includes highly accomplished industry veterans with broad experience in the financial services industry.

Our Markets

Our current markets are broadly defined as Texas and the southeast United States. Our active banking operations are located principally in five states: Texas, Alabama, Florida, Mississippi and Tennessee. We focus on serving these regional markets, although we also serve specialized industries clients both within our geographic footprint and throughout the United States, as many of our clients in these industries are national in orientation.

As of June 30, 2014, 46% of our loans and 38% of our deposits were in Texas and 13% of our loans and 25% of our deposits were in Alabama. For the twelve months ended June 30, 2014, 52% of our originated loan commitments were in Texas. We believe our Texas presence will continue to drive future asset growth, with funding support from our deposit base in Texas and the southeast United States. Loan commitments originated to borrowers outside of the markets in which we operate (represented by the “Other” category in the graphs below) are primarily driven by loan commitments in our specialized industries.

Our markets have demographic, economic and competitive dynamics that we believe are favorable to executing our growth strategy. Certain of our larger and growing markets, such as Texas, Alabama, Tennessee and Florida, have provided us with the deposit growth to help fund loan growth, complementing our efforts across geographies. The table below outlines key statistics regarding our presence in larger metropolitan statistical areas, which approximate our markets, including certain demographic and economic statistical information. In particular, Houston, Texas—the 11th largest metropolitan statistical area in the United States by total deposits and home to 26 Fortune 500 companies—represents our largest market by loans and deposits and has favorable demographic characteristics relative to the national average, including projected household income growth, population growth, and current unemployment levels. Additionally, Houston had the strongest job growth among the 20 most populous U.S. metropolitan areas for the twelve month period ended July 31, 2014.

	Deposits					Demographic			Economic
MSA	Rank	Branches	Deposits ($MM)	% of Total Franchise	Market Share	Median Household Income (HHI) ‘14A	Median HHI CAGR ‘14A- ‘19E	Population CAGR ‘14A-‘19E	Unemploy- ment (Jul-14)	Real GDP % Δ (Y-o-Y)	HPI Index % Δ (Y-o-Y)
Large and Vibrant
Houston, TX	11	13	$2,161	38.0%	0.9%	$56,545	0.8%	1.7%	5.5%	5.3%	11.0%

Deposit Generators
Birmingham, AL	8	13	$827	14.6%	2.6%	$46,029	0.3%	0.3%	6.6%	3.8%	2.3%
Huntsville, AL	9	9	234	4.1	3.1	55,834	1.8	1.0	6.7	(0.1)	0.6
Tuscaloosa, AL	10	4	139	2.4	4.1	41,367	0.7	0.6	7.3	(0.9)	(0.6)
Memphis, TN	33	4	113	2.0	0.5	45,334	0.2	0.6	8.9	2.0	3.7

Good Growth, Steady Recovery
Tampa, FL	24	9	$517	9.1%	0.5%	$43,838	0.0%	1.0%	6.8%	3.1%	9.6%
Sarasota, FL	16	5	242	4.3	1.3	44,770	(0.5)	1.2	6.4	0.8	12.1

Leading Market Share
Columbus, MS	1	4	$266	4.7%	28.4%	$39,783	1.6%	0.0%	9.9%	NA	NA
Starkville, MS	1	4	204	3.6	32.3	29,809	1.0	0.5	9.4	NA	NA

National Average						$51,579	0.9%	0.7%	6.2%	2.8%	5.8%

						Shading represents better than national average

Source:	Company data as of June 30, 2014 for number of branches and deposits. SNL Financial for deposit rank and market share (as of June 30, 2013), demographic, and unemployment. Real GDP growth is based on data published by the Bureau of Economic Analysis and represents 2012 year-over-year percentage change in real GDP based on the most closely correlated MSA as of September 17, 2013. House Price Index (HPI) growth is based on data published by the Federal Housing Finance Agency for the twelve month period ended June 30, 2014. The indicated MSAs approximate what we consider to be the markets in which we operate although they do not correspond exactly.

The following graphs highlight the quality of the job growth in Texas as compared to the rest of the United States from 2000 to 2013, and demonstrate employment growth outperformance from July 2013 to July 2014 in the Houston metropolitan area as compared to other United States markets:

Source:	Southwest Economy, Federal Reserve Bank of Dallas, First Quarter 2014.

Source: Greater Houston Partnership, September 2014.

Our Business Strategy

Our business strategy is to build a premier mid-sized regional bank primarily through organically growing our client base. We focus on middle-market commercial lending (characterized as lending to businesses with annual revenues of $10 million to $50 million) and provide a broad range of banking services to businesses, high net worth individuals, business owners and retail customers. We believe that economic conditions in our geographic markets provide opportunities for growth of our franchise. We believe that both our focus on providing more personalized, local service than we believe larger financial institutions typically offer customers as well as our ability to realize greater economies of scale as compared to smaller community banks will allow us to capitalize on these growth opportunities.

In addition, our management team possesses significant executive-level leadership experience at Fortune 500 financial services companies, and we believe this experience provides us with an important advantage in executing our business strategy. Our management team also has long-standing client relationships and operating experience in the markets we serve, and we believe these attributes will continue to position us to build market share.

Loan Growth Through Relationships and Client-Centered Focus

Since completing and integrating our initial acquisitions, we have demonstrated robust loan growth in our markets, driven by our client relationships and client development and marketing efforts. Our loan growth is a function of our strategy, which focuses on a client-centered, relationship-driven banking model. We offer a broad suite of loan, deposit and online and mobile banking solutions, which provide a range of functionality to best meet our customers’ financial needs.

From December 31, 2012 to June 30, 2014, we have grown our loan portfolio from $4.0 billion to $5.3 billion in net loans, a 33.8% total growth rate, with quarterly originated commitments averaging $710 million in 2013 and $647 million in the first half of 2014. Our specialized industries lending has also been a key driver of our loan growth, with $449 million or 35% of our quarterly originated commitments for the first half of 2014 having been made to specialized industry clients. We believe our strong presence in Texas and our focus on our specialized industries offer us additional opportunities for targeted and prudent loan growth consistent with our underwriting guidelines. As of June 30, 2014, we had 91 relationship managers across our lines of business with average loans per relationship manager of $59 million, including 13 relationship bankers in our specialized industries, including energy, with average loans per relationship manager of $159 million, and 38 relationship managers in Texas with average loans per relationship manager of $65 million. Further, we believe we that the average loans per relationship manager will increase in the future without material incremental investments in systems or personnel.

The following charts show our total loan growth, loan growth in the Texas market and loan growth in our specialized industries (excluding technology, which historically has not been separately tracked) over the past seven quarters:

The following chart shows our total originated loan commitments in each of the six prior quarters:

The following chart shows the composition of our loan portfolio as of June 30, 2014:

Stable, Low Cost Funding Base

Our deposit franchise includes a customer base of both legacy customers from our acquired institutions, each of which was a long-standing, established franchise, and clients that are newer to Cadence, many of whom have long-standing relationships with our experienced bankers. Our deposit footprint has provided, and we believe will continue to provide, primary support for our loan growth. Our deposits comprise 94% of our total funding, and we define 89% of our deposits as core2. We have reduced the cost of our total deposits since the fourth quarter of 2011 from 0.53% to 0.35% as of the second quarter of 2014 and achieved year-over-year growth in our core deposits of 17.7% for the 12 month period ended June 30, 2014. A key part of our strategy is to continue to enhance our current funding base by optimizing our branch network, product offerings, treasury management services, client service capabilities and by continuing to attract new clients.

Balanced and Simple Business Model

Our Banking Segment is comprised of three primary lines of business: Commercial Banking, Retail Banking and Private Banking. These three platforms allow us to provide our customers with a broad array of products. We believe our balance sheet is simple with no off-balance sheet funding and is comprised of assets that are readily understood and central to our business model.

In Commercial Banking, we intend to grow our business through lending and treasury management offerings to commercial and industrial, community banking, business banking and commercial real estate clients, including specialized industries clients, which include clients in the energy, healthcare, franchise restaurant, technology, and convenience and gas retail sectors. In Retail Banking, we intend to grow our business through deposit generation and targeted lending to small businesses and retail banking clients, including mortgage lending. We intend to expand our Private Banking line of business through new deposit relationships and loan product offerings targeted to the needs of primarily higher net-worth customers.

[2]	Core deposits are defined as total deposits less time deposits greater than $100,000.

Our Financial Services Segment, comprised of our trust, retail brokerage, investment advisory and insurance businesses, generates our non-banking service fee income through offerings of a suite of products and services to both Banking Segment clients as well as to customers to whom we do not provide banking services. We have achieved consistent expansion in our fee-based business, as illustrated by our growing assets under management.

Through the continued growth in our segments and lines of business and active customer referral among them, we believe we have the opportunity to organically grow our service fee income in our Financial Services Segment and Banking Segment. The following graph depicts the nature of our service fee income by quarter since the fourth quarter of 2012.

(1)	Financial Services Segment
(2)	Banking Segment

Operating Platform

We have invested in our infrastructure through the implementation of an integrated technology platform, talent acquisition and investments in our experienced management team. We believe these investments will support our potential for future growth, our ability to offer new products and our ability to manage risk.

We have implemented key technology infrastructure components and have integrated our acquisitions onto a single operating platform. We believe that our platform integration has improved the security and operational resiliency of our systems. We have made these and other investments in technology to enhance our ability to offer new products, improve the overall customer experience and provide scale for future growth. Through investments in operating platforms, we seek to improve our loan origination and servicing, electronic and online banking, as well as to enhance cash management, streamlined reporting and reconciliation, and sales support.

We also have augmented our lending teams though strategic talent acquisition to provide us the capacity to continue to grow our business. We believe these investments provide us with operating leverage that will allow us to execute our strategy of organic growth without material incremental investments or significant personnel additions in the near term.

The chart below shows our adjusted noninterest expense, which represents total noninterest expenses net of special asset expenses, for each of the seven prior quarters (see “Non-GAAP Financial Measures”):

Note: For a discussion of this non-GAAP financial measure and a reconciliation to the most directly comparable GAAP financial measure, see “Non-GAAP Financial Measures.”

Asset Sensitivity

We believe we are currently positioned to benefit from an increased interest rate environment given our asset sensitive balance sheet with 68% of our loan portfolio consisting of floating interest rate loans as of June 30, 2014. Our modeling estimates that a 100 basis point and a 200 basis point instant rise in interest rates would increase our net interest income by 7.9% and 16.5%, respectively, on an annualized basis, largely as a result of the composition of our commercial loan book. We have built and seek to continue to grow our commercial loan portfolio, which we expect will allow us to benefit from any future rise in short- and long-term interest rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk.”

Acquisition Strategy

We are currently focused on our organic growth but may evaluate, in the future, acquisition opportunities that we believe produce attractive returns for our stockholders. In particular, we may consider acquisition opportunities that could improve our market position in geographies with attractive demographics and business growth trends (including Texas and the southeast United States), expand our branch network in existing markets, increase our earnings power or enhance our suite of products.

Our Competitive Strengths

•	Client Focus and Relationship Lending. We have an experienced group of relationship managers, who focus on a client-centered, relationship-driven banking model. This approach gives us the ability to provide a solutions and products designed to be responsive to our clients’ needs. We attempt to leverage our industry, market and client knowledge, and customer relationships rather than competing solely on price and structure. We believe that our specialized industries expertise, including our expertise in energy industry lending, is comparable to those of large financial institutions, and our knowledge and experience in these areas provide opportunities for continued loan originations. Additionally, our experienced management team and board of directors provide support to our relationship managers in establishing, maintaining and nurturing client relationships. Our client-centric approach has promoted our growth by giving us access to select business and lending opportunities to which we believe an institution of our size would not typically have access. We believe we have a strong network of personal relationships and industry contacts that we are able to leverage in the pursuit of quality business.

The table below provides detail as of June 30, 2014 regarding the loans outstanding for each of our business area groups of relationship managers (which we refer to as “RMs”) in our Banking Segment.

		Loans Outstanding per RM
Relationship Manager Group	No. of RMs	Actual ($ millions)		Estimated Total Capacity[3] ($ millions)
Commercial Banking
Commercial & Industrial (excluding Specialized Industries)	24		$ 41		$ 75-$100
Commercial Real Estate	3		143		$150-$175
Energy	7		153		$175-$225
Business/Community	31		14		$ 25-$35
Specialized Industries (excluding Energy)	6		165		$200-$300
Total Commercial Banking	71		69		$ 91-$118
Private Banking	20		22		$ 30-$40

Total/Average	Total: 91	Average: $	59	Average: $	77-$101

•	Balance Sheet Growth Driven by Texas Franchise, C&I and Specialized Industries Lending. The majority of our loan growth has come from our Texas footprint where we have taken advantage of a healthy and growing market and gained market share. As of June 30, 2014, 55% of our year-to-date originations have been in Texas, with our Texas loan portfolio growing from 41% of our total loans as of December 31, 2012 to 46% as of June 30, 2014. Similarly, a large component of our growth has been commercial lending, with C&I growing from 52% of our total loans as of December 31, 2012 to 60% of our total loans as of June 30, 2014, and lending in specialized industries growing to 39% of our total loans as of June 30, 2014.

•	Core Deposits Funded in Attractive and Diverse Markets. Our acquired franchises were all longstanding institutions with established customer networks, and the legacy customers of these institutions have contributed to a stable and cost efficient deposit funding across Texas and the southeast United States. Deposits represent 94% of our total funding, and we define 89% of our deposits as core deposits. Our deposit footprint encompasses markets that we view as demonstrating robust and healthy economic conditions as well as those that we view as demonstrating potential for particularly strong deposit growth. We believe our deposit franchise will continue to be the primary source for the required funding and market position to support our organic growth initiatives.

•	Low-Risk Balance Sheet and Disciplined Credit Governance Process. We seek to maintain a low risk balance sheet through prudent underwriting consistent with our established credit policies. We have a centralized and independent credit approval process with credit evaluation, guidelines, and monitoring that are supported by a credit infrastructure designed to accommodate a large and growing regional bank. The credit quality of our organically originated loans is top quartile as compared to the total loan portfolios of banks of similar size, as illustrated in the table below. At the time of each of our acquisitions, we fully adjusted, or marked, the acquired balance sheets to fair value through purchase accounting, and 77% of our total loan portfolio is comprised of loans originated by us since 2011. Of this non-acquired, organically originated portfolio, 0.03% of loans were 30-89 days past due as of June 30, 2014.

[3]	Reflects management judgments based on industry knowledge and experience.

Additionally, we believe our capital ratios sufficiently support our balance sheet. As of June 30, 2014, we had a Tier 1 Common Equity ratio of 10.2% and a Tier 1 Leverage ratio of 10.8%.

Note: ANCI refers to Acquired Non-Credit Impaired loans and ACI refers to Acquired Credit Impaired loans. For discussion of our ACI and ANCI loans, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Balance Sheet Drivers—Asset Quality.”

Note: NPLs refer to Nonperforming Loans and OREO refers to Other Real Estate Owned.

1	We consider our peers to include Prosperity Bancshares Inc., Cullen/Frost Bankers, Inc., Texas Capital BancShares Inc., First Financial Bankshares Inc., ViewPoint Financial Group, Inc., BancorpSouth, Inc., Hancock Holding Company, IberiaBank Corp., Trustmark Corporation, Renasant Corp., City National Corporation, BOK Financial Corporation, and UMB Financial Corporation. Source: SNL Financial. Peer banks may have a loan mix that differs from ours.
2	Top quartile of U.S. banks for all loan categories with assets between $1 billion and $10 billion as of June 30, 2014. Excludes industrial loan holding companies and bank subsidiaries of insurance companies. Source: SNL Financial. Top quartile banks may have a loan mix that differs from ours.

•	Respected Veteran Management Team and Board of Directors. We have a seasoned management team with experience managing growth and risk over a number of years and through various economic cycles. Our executive management team has significant experience overseeing commercial and consumer banking, mergers and acquisitions, financial management, systems integrations, operations and technology, credit and regulatory compliance. We believe our executive management team’s reputation and performance history give us an advantage in hiring and retaining experienced bankers and executing our strategies, including negotiating acquisitions. Further, our board of directors includes highly accomplished industry veterans with broad experience operating and working in the financial services industry.

In addition to Paul B. Murphy, Jr., Chairman and Chief Executive Officer, our board of directors includes:

•	William B. Harrison, Jr., former Chairman and Chief Executive Officer of JPMorgan Chase & Co.;

•	Robert K. Steel, Chief Executive Officer of Perella Weinberg Partners and former Chief Executive Officer of Wachovia Corporation and Under Secretary for Domestic Finance at the U.S. Department of the Treasury;

•	Scott Stuart, co-founder of Sageview Capital and previously a partner and investment committee member at Kohlberg Kravis Roberts & Co., L.P.; and

•	J. Richard Fredericks, a founding partner of Main Management LLC, and former Ambassador to Switzerland as well as Senior Managing Director at Montgomery Securities.

We also have two Advisory Directors: Marc Shapiro, formerly non-executive Chairman of J.P. Morgan Chase & Co.’s Texas operations and Vice Chairman for Finance and Risk Management of J.P. Morgan Chase & Co. from 1997 through 2003, and Stanley Levy, who was our Chief Risk Officer during the formation of Cadence and is currently Chief Operating Officer of Morgan Group after previously serving as Managing Director of Real Estate & Lodging Investment Banking for the southern region at J.P. Morgan Chase & Co.

We believe the interests of our management team and board of directors are aligned with our stockholders. Collectively, our management team and board will beneficially own     % of our Class A common stock following this offering, and they will continue to own profits interest units in Cadence Bancorp, LLC, our principal stockholder.

Our Principal Stockholder

Prior to this offering, we were wholly owned by Cadence Bancorp, LLC. Immediately following the completion of this offering, Cadence Bancorp, LLC will own approximately     % of our Class A common stock. This level of share ownership is sufficient to control the vote on all matters and transactions requiring stockholder approval. See “Risk Factors—Risks Relating to an Investment in our Class A Common Stock” and “Security Ownership of Beneficial Owners and Management.” The management team of our principal stockholder is led by members of our executive management team, including Paul B. Murphy, Jr., Samuel M. Tortorici and Valerie C. Toalson. The board of directors of our principal stockholder includes all five members of our board of directors, and our advisory directors Marc Shapiro and Stanley Levy also serve in the same capacity for our principal stockholder.

Reorganization

In July 2014, Cadence Financial Corporation, a Mississippi corporation, or Cadence Mississippi, formed Cadence Bancorporation, a Delaware corporation, or Cadence Delaware. Cadence Delaware has not engaged in any business or other activities except in connection with its formation and holds no assets and has no subsidiaries. Prior to the consummation of this offering, Cadence Mississippi will merge with and into Cadence Delaware, the registrant, with Cadence Delaware surviving. In the merger, all of the outstanding shares of common stock of Cadence Mississippi will be converted into shares of Cadence Delaware Class A common stock on a              for              basis. We refer to these transactions as the “Reorganization.”

Branch Network Consolidation

In July 2014, we announced plans to close 17 of our branches in Alabama, Florida, Georgia and Mississippi prior to the end of 2014. As a result, we are expected to incur closure costs of approximately $5.1 million during the third and fourth quarters of 2014. These branches have approximately $308 million in deposits and $55 million in loans, which represents 5.4% of our total deposits and 1% of our total loans, as of June 30, 2014. We expect to realize efficiencies and cost savings from these closures, which are expected to occur by the end of November 2014, including annual net expense savings of $4.8 million. We also expect to be able to continue to serve customers in most areas of the affected branches through our remaining branch network and/or our online and mobile banking solutions. The majority of the branches scheduled to close have Cadence offices nearby where our customers can conduct their banking business, and efforts will be made to retain these customers.

Summary Risk Factors

There are a number of risks that you should consider before investing in our Class A common stock. These risks are discussed more fully in the section titled “Risk Factors,” beginning on page 24, and include, but are not limited to:

•	business and economic conditions generally and in the financial services industry, nationally and within our local market areas;

•	the unexpected loss of key officers and other members of our management team, upon whom we rely heavily;

•	economic, market, operational, liquidity, credit and interest rate risks associated with our business;

•	deterioration of our asset quality;

•	increased competition in the financial services industry, nationally, regionally or locally, which may adversely affect pricing and terms;

•	the fact that Cadence Bancorp, LLC, will be our controlling stockholder and its interests may conflict with ours or yours in the future; and

•	we operate in a highly regulated environment, which could restrain our growth and profitability.

Corporate Information

Our principal executive office is located at 2800 Post Oak Boulevard, Suite 3800, Houston, Texas 77056, and our telephone number is (713) 871-4000. Our website address is www.cadencebank.com. The information contained on our website is not a part of, nor incorporated by reference into, this prospectus.

THE OFFERING

Class A Common stock offered by us	shares.

Option to purchase additional shares of Class A common stock	shares.

Common stock to be outstanding after this offering	shares of Class A common stock ( shares if the underwriters exercise in full their option to purchase additional shares) and shares of Class B non-voting common stock.

Use of proceeds	Assuming an initial public offering price of $ per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our Class A common stock in this offering will be $ million (or $ million if the underwriters exercise in full their option to purchase additional shares), after deducting underwriting discounts and commissions, and estimated offering expenses.

We intend to use the net proceeds from this offering to support our organic growth and for general corporate purposes, which may include, but is not limited to, repayment of debt, maintenance of the Company’s and Cadence Bank’s required regulatory capital (including increased requirements if we agree to terminate Federal Deposit Insurance Corporation (“FDIC”) loss share coverage on certain assets acquired in the Superior Bank transaction), and potential future acquisition opportunities that we believe may be complementary to our business and provide attractive risk-adjusted returns. See “Use of Proceeds.”

Regulatory ownership restrictions

We are a financial holding company. A holder of shares of common stock (or group of holders acting in concert) that (i) directly or indirectly owns, controls or has the power to vote more than 5% of the total voting power of the Company, (ii) directly or indirectly owns, controls or has the power to vote 10% or more of any class of voting securities of the Company, (iii) directly or indirectly owns, controls or has the power to vote 25% or more of the total equity of the Company, or (iv) is otherwise deemed to “control” the Company under applicable regulatory standards, may be subject to important restrictions and notice or approval requirements. For a further discussion of regulatory ownership restrictions, see “Supervision and Regulation.”

Oversight by the Office of the Comptroller of the Currency	Cadence Bank is a national bank chartered under federal law and is subject to supervision and examination by the Office of the Comptroller of the Currency (the “OCC”). Cadence Bank is subject to specific requirements pursuant to an operating agreement it entered into with the OCC (the “OCC Operating Agreement”) in connection with our acquisition of Cadence Financial Corporation. The OCC Operating Agreement imposes certain restrictions on payment of dividends by Cadence Bank to the Company, including by requiring prior non-objection from the OCC before any such distribution is made. On February 13, 2014, the Bank received a letter from the OCC authorizing the Bank to pay dividends up to an aggregate amount of $17.5 million during 2014 and 2015 to cover certain third-party structuring advisory fees, debt service requirements of the Company and holding company expenses, subject to the minimum capital ratios set forth in the OCC Operating Agreement. The OCC Operating Agreement also requires, among other things, that Cadence Bank maintain total capital at least equal to 12% of risk-weighted assets, tier 1 capital at least equal to 11% of risk-weighted assets and tier 1 capital at least equal to 10% of adjusted total assets. See “Supervision and Regulation—OCC Operating Agreement.”

Dividends	We do not expect to pay cash dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our future earnings will be retained to support our operations and finance the growth and development of our business. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend upon our results of operations, financial condition, capital requirements, regulatory and contractual restrictions, our business strategy and other factors that our board of directors deems relevant. See “Dividend Policy.”

Class A common stock and Class B non-voting common stock	Our Class A common stock possesses all of the voting power for all matters requiring action by holders of our common stock, with certain limited exceptions. Our certificate of incorporation will provide that, except with respect to voting rights and conversion rights, the Class A common stock and Class B non-voting common stock are treated equally and identically. See “Description of Capital Stock.”

Listing	We intend to apply to list our Class A common stock on the under the trading symbol “ .”

Risk factors	Investing in our common stock involves risks. See “Risk Factors,” beginning on page 24, for a discussion of certain factors that you should carefully consider before making an investment decision.

References in this section to the number of shares of our common stock outstanding after this offering are based on                  shares of our Class A common stock and                  shares of our Class B common stock issued and outstanding as of             , 2014. Unless otherwise noted, these references exclude any shares reserved for issuance under the Cadence Bancorporation 2014 Omnibus Incentive Plan.

Unless otherwise indicated, the information contained in this prospectus is as of the date set forth on the cover of this prospectus, assumes that the underwriters’ option to purchase additional shares is not exercised, and assumes that the common stock to be sold in this offering is sold at $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes certain selected consolidated financial data for the periods presented. The selected historical financial data as of and for the six months ended June 30, 2014 and 2013 has been derived from our unaudited condensed consolidated financial statements, included elsewhere in this prospectus. The selected historical financial data as of and for the years ended December 31, 2013 and 2012 has been derived from our audited consolidated financial statements, included elsewhere in this prospectus.

You should read the following information, together with “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Non-GAAP Financial Measures”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

	As of and for the three months ended June 30,		As of and for the six months ended June 30,		As of and for the year ended December 31,
	2014	2013	2014	2013	2013	2012
	(dollars in thousands, except per share data)
Statement of Operations Data:
Interest income	$71,830	$67,851	$139,425	$136,370	$272,343	$240,967
Interest expense	7,808	4,443	13,249	8,768	18,585	16,340

Net interest income	64,022	63,408	126,176	127,602	253,758	224,627
Provision for loan losses	1,165	8,027	6,340	15,774	18,601	40,490

Net interest income after provision	62,857	55,381	119,836	111,828	235,157	184,137
Noninterest income—service fees and revenue	16,060	14,897	32,709	30,706	60,577	43,167
—other noninterest income	1,384	(349)	2,235	1,068	3,756	11,508
Noninterest expense	61,730	61,717	120,808	123,719	252,097	238,396

Income before income taxes	18,571	8,212	33,972	19,883	47,393	416
Income tax expense (benefit)	6,858	—	12,419	—	(56,249)	2,279

Net income (loss)	11,713	8,212	21,553	19,883	103,642	(1,863)
Preferred stock dividends	576	408	1,152	490	1,313	165
Accretion of discount on preferred stock	274	357	548	715	1,430	868

Net income (loss) available to common shareholders	$10,863	$7,447	$19,853	$18,678	$100,899	$(2,896)

Period-End Balance Sheet Data:
Investment securities, available-for-sale	$444,934	$540,996	$444,934	$540,996	$478,690	$561,324
Total loans, net of unearned income	5,342,521	4,232,694	5,342,521	4,232,694	4,859,240	3,992,376
Originated loans	4,090,153	2,422,772	4,090,153	2,422,772	3,393,636	1,748,894
Acquired noncredit impaired loans (“ANCI”)	508,519	738,430	508,519	738,430	587,547	959,662
Acquired credit impaired loans (“ACI”)	743,849	1,071,492	743,849	1,071,492	878,056	1,283,820
Allowance for credit losses (“ACL”)	46,725	45,376	46,725	45,376	44,269	34,102
ACL—originated loans	24,494	15,732	24,494	15,732	14,963	11,559
ACL—ANCI loans	1,639	2,987	1,639	2,987	2,091	2,551
ACL—ACI loans	20,592	26,657	20,592	26,657	27,215	19,992
Total assets	7,051,325	5,900,987	7,051,325	5,900,987	6,453,043	5,728,430
Total deposits	5,684,115	4,882,369	5,684,115	4,882,369	5,346,837	4,633,567
Non-interest-bearing deposits	1,160,274	1,019,917	1,160,274	1,019,917	1,231,179	1,198,720
Interest-bearing deposits	4,523,841	3,862,452	4,523,841	3,862,452	4,115,658	3,434,847
Borrowings and subordinated debentures	289,581	33,578	289,581	33,578	45,659	139,258
Preferred shareholder’s equity	31,189	29,926	31,189	29,926	30,641	29,211
Common shareholder’s equity	993,508	889,196	993,508	889,196	972,865	881,985
Total shareholders’ equity	1,024,697	919,122	1,024,697	919,122	1,003,506	911,196

	As of and for the three months ended June 30,		As of and for the six months ended June 30,		As of and for the year ended December 31,
	2014	2013	2014	2013	2013	2012
	(dollars in thousands, except per share data)
Per Share Data:(3)
Earnings
Basic and diluted per common share	$10,863	$7,447	$19,853	$18,678	$100,899	$(2,896)
Book value per common share	993,508	889,196	993,508	889,196	972,865	881,985
Tangible book value per common share(1)	640,798	525,221	640,798	525,221	614,888	511,581
Weighted average common shares outstanding
Basic and diluted	1	1	1	1	1	1

Performance Ratios:
Return on average common equity(2)	4.76%	3.70%	4.42%	4.52%	11.39%	(0.26)%
Return on average equity(2)	4.61	3.58	4.29	4.36	11.03	(0.25)
Return on average tangible common equity(1)(2)	7.42	6.28	6.93	7.71	18.49	(0.81)
Return on average assets(2)	0.68	0.57	0.65	0.70	1.75	(0.04)
Net interest margin(2)	4.24	5.15	4.30	5.26	4.96	5.66
Service fees and revenue to average assets(2)	0.94	1.04	0.98	1.09	1.02	0.92
Efficiency ratio(1)	72.11	73.84	72.16	72.70	74.20	81.37

Asset Quality Ratios:
Total nonperforming assets (“NPAs”) to total loans and OREO	1.66%	2.52%	1.66%	2.52%	1.90%	3.87%
Originated portfolio NPAs to originated loans and OREO	0.04	—	0.04	—	0.07	0.01
ANCI NPAs to ANCI loans and OREO	1.47	1.71	1.47	1.71	1.62	1.16
ACI NPAs to ACI loans and OREO	10.14	8.48	10.14	8.48	8.77	10.73
Total ACL to total loans	0.87	1.07	0.87	1.07	0.91	0.85
ACL to originated loans	0.60	0.65	0.60	0.65	0.44	0.66
ACL to ANCI loans	0.32	0.40	0.32	0.40	0.36	0.27
ACL to ACI loans	2.77	2.49	2.77	2.49	3.10	1.56
ACL to total nonperforming loans (“NPLs”)	132.33	87.73	132.33	65.96	113.29	43.12
ACL to originated loans NPLs	NM	NM	NM	NM	NM	NM
ACL to ANCI NPLs	25.59	28.59	25.59	30.11	30.34	24.39
ACL to ACI NPLs	75.16	64.77	75.16	47.60	90.79	29.19
Net charge-offs to average loans(2)	0.12	0.05	0.15	0.45	0.20	0.49

Capital Ratios:
Total shareholders’ equity to assets	14.53%	15.58%	14.53%	15.58%	15.55%	15.91%
Tangible common equity ratio(1)	9.57	9.49	9.57	9.49	10.09	9.55
Tier 1 leverage capital	10.76	10.79	10.76	10.79	11.30	11.30
Tier 1 common equity	10.18	11.04	10.18	11.04	10.75	12.33
Tier 1 risk-based capital	11.24	12.41	11.24	12.41	11.90	13.80
Total risk-based capital	12.00	13.40	12.00	13.40	12.70	14.60

(1)	Considered a non-GAAP financial measure. See “Non-GAAP Financial Measures” for a reconciliation of our non-GAAP measures to the most directly comparable GAAP financial measure.
(2)	Annualized for the three and six month periods ended June 30, 2014 and 2013.
(3)	All outstanding shares are owned by our parent-holding company Cadence Bancorp LLC
NM	Not meaningful.

RISK FACTORS

Investment in our Class A common stock involves a high degree of risk. In addition to other information contained in this prospectus, you should carefully consider the following factors before acquiring shares of our Class A common stock offered by this prospectus. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors section, constitute forward-looking statements. Please refer to “Cautionary Note Regarding Forward-Looking Statements.”

Risks Relating to Our Business

As a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by economic conditions.

Our businesses and operations, which primarily consist of commercial banking activities, including offering financial products and services to middle-market commercial business, high net worth individuals and business owners, are sensitive to business and economic conditions in the United States generally and in Texas and the southeastern United States, the principal markets where we conduct business, in particular. The economic conditions in these local markets may be different from the economic conditions in the United States as a whole. If the U.S. economy or the economy in any of our principal markets weaken, our growth and profitability from our lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal policy-making process, the medium- and long-term fiscal outlook of the federal government, and future tax rates is a concern for businesses, consumers and investors in the United States, including our customers. In addition, economic conditions in foreign countries, including uncertainty over the stability of the Euro currency, could affect the stability of global financial markets, which could hinder U.S. economic growth. Weak economic conditions are characterized by deflation, fluctuations in debt and equity capital markets, a lack of liquidity and/or depressed prices in the secondary market for mortgage loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines, and lower home sales and commercial activity. The current economic environment is also characterized by interest rates at historically low levels, which impacts our ability to attract deposits and to generate attractive earnings through our investment portfolio. All of these factors are detrimental to our business, and the interplay between these factors can be complex and unpredictable. Unfavorable market conditions can result in a deterioration in the credit quality of our borrowers and the demand for our products and services, an increase in the number of loan delinquencies, defaults and charge-offs, additional provisions for loan losses, adverse asset values, and an overall material adverse effect on the quality of our loan portfolio.

Our business is also significantly affected by monetary and related policies of the U.S. federal government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on our business, financial condition and results of operations.

Our success will depend in significant part upon our ability to maintain a sufficiently large interest margin between the rates of interest we receive on loans and other investments and the rates we pay out on deposits and other liabilities. The monetary and economic factors listed above, and the need to pay rates sufficient to attract deposits, may adversely affect our ability to maintain an interest margin sufficient to result in operating profits.

Our business depends on our ability to successfully manage credit risk.

Our business depends on our ability to successfully manage credit risk. As a lender, we are exposed to the risk that the principal of, or interest on, a loan will not be repaid timely or at all or that the value of any collateral supporting a loan will be insufficient to cover our outstanding exposure. In addition, we are exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. The creditworthiness of a borrower is affected by many factors including local market conditions and general economic conditions. If the overall economic climate in the United States, generally, or our market areas, specifically, experiences material disruption, our borrowers may experience difficulties in repaying their loans, the collateral we hold may decrease in value or become illiquid, and the level of nonperforming loans, charge-offs and delinquencies could rise and require significant additional provisions for credit losses. Additional factors related to the credit quality of commercial loans include the quality of the management of the business and the borrower’s ability both to properly evaluate changes in the supply and demand characteristics affecting our market for products and services and to effectively respond to those changes. Additional factors related to the credit quality of commercial real estate loans include tenant vacancy rates and the quality of management of the property.

Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. Many of our loans are made to small and medium-sized businesses that are less able to withstand competitive, economic and financial pressures than larger borrowers. A failure to effectively measure and limit the credit risk associated with our loan portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that we significantly increase our allowance for credit losses, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have a material adverse effect on our business, financial condition and results of operations.

Lack of seasoning of our loan portfolio could increase risk of credit defaults in the future.

As a result of our growth over the past three years, a large portion of loans in our loan portfolio and of our lending relationships are of relatively recent origin. The average age of our originated loans as of June 30, 2014 is 1.14 years. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time (which varies by loan duration and loan type), a process referred to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because a large portion of our portfolio is relatively new, the current level of delinquencies and defaults may not represent the level that may prevail as the portfolio becomes more seasoned. If delinquencies and defaults increase, we may be required to increase our provision for credit losses, which could have a material adverse effect on our business, financial condition and results of operations.

Our allowance for credit losses may prove to be insufficient to absorb potential losses in our loan portfolio, which may adversely affect our business, financial condition and results of operations.

As a lender, we are exposed to the risk that our customers will be unable to repay their loans in accordance with their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the business of making loans and could have a material adverse effect on our operating results. We have established our allowance for credit losses and maintain it at a level considered adequate by management to absorb probable credit losses based on our analysis of the quality of our loan portfolio, market environment and other factors we deem to be relevant to this analysis. The allowance for credit losses represents our estimate of probable losses in the portfolio at each balance sheet date and is based upon relevant information available to us. The allowance contains provisions for probable losses that have been identified relating to specific borrowing relationships, as well as probable losses inherent in the loan portfolio and credit undertakings that are not specifically identified. Additions to the allowance for credit losses, which are charged to earnings through the provision for credit losses, are determined based on a variety of factors, including an analysis of the loan portfolio, historical loss experience and an evaluation of current economic conditions in our market areas. The determination of the appropriate level of the allowance for credit losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Although our management has established an allowance for credit losses it believes is adequate to absorb probable and reasonably estimable losses in our loan portfolio, the allowance may not be adequate. We could sustain credit losses that are significantly higher than the amount of our allowance for credit losses. Higher credit losses could arise for a variety of reasons, including changes in economic, operating and other conditions within our markets, as well as changes in the financial condition, cash flows, and operations of our borrowers.

As of June 30, 2014, our allowance for credit losses as a percentage of total loans was 0.87% and as a percentage of total nonperforming loans was 132.33%. Additional credit losses will likely occur in the future and may occur at a rate greater than we have previously experienced. We may be required to take additional provisions for credit losses in the future to further supplement the allowance for credit losses, either due to management’s decision to do so or requirements by our banking regulators. In addition, bank regulatory agencies will periodically review our allowance for credit losses and the value attributed to nonperforming loans or to real estate acquired through foreclosure. Such regulatory agencies may require us to recognize future charge-offs. Any increases in the allowance for credit losses will result in a decrease in net income and possibly capital and could have a material adverse effect on our business, financial condition and results of operations.

The security interest that we have in our clients’ assets may not be sufficient to protect us from a partial or complete loss if we are required to foreclose.

Lending is a substantial part of our business, and each loan carries a certain risk that it will not be repaid in accordance with its terms. Our loans are often secured by a lien on specified collateral of our clients. However, there can be no assurance that the collateral will protect us from suffering a partial or complete loss if we move to foreclose on the collateral. Factors that could reduce the value of the collateral that we have a security interest in include, among other things:

•	changes in general economic and industry conditions;

•	changes in the real estate markets in which we lend;

•	inherent uncertainties in the future value of the collateral;

•	the financial condition and/or cash flows of the borrower and/or the project being financed; and

•	the borrower misrepresents, or does not keep adequate records of, important information concerning the collateral.

Any one or more of the preceding factors could materially impair our ability to collect on specified collateral of our clients in the event loans we have made to such clients are not repaid in accordance with their terms, which could have a material adverse effect on our business, financial condition and results of operations.

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due and could jeopardize our financial condition.

Liquidity is essential to our business. Liquidity risk is the potential that we will be unable to meet our obligations as they become due because of an inability to liquidate assets or obtain adequate funding. We require sufficient liquidity to meet customer loan requests, customer deposit maturities and withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances, including events causing industry or general financial market stress. Our access to deposits may be affected by the liquidity needs of our depositors. We depend on deposit account balances and other forms of customer deposits as a source of funding for our lending activities. A key part of our liquidity plan and funding strategy is to increase our deposit base as a source of funds. We might have difficulty replacing such funds in the future, especially if a large number of our depositors seek to withdraw their accounts, regardless of the reason. Liquidity risk can increase due to a number of factors, including an over-reliance on a particular source of funding or market-wide phenomena such as market dislocation and major disasters. Our inability to raise funds through deposits, borrowings, the sale of loans, and other sources could have a substantial negative effect on liquidity. Our access to funding sources in amounts adequate to finance our activities or on acceptable terms could be impaired by factors that affect our organization specifically or the financial services industry or economy in general. Factors that could detrimentally impact access to liquidity sources include, but are not limited to, a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or adverse regulatory actions against us or changes in the liquidity needs of our depositors. Market conditions or other events could also negatively affect the level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations (including any unfunded credit commitments), and fund asset growth and new business transactions at a reasonable cost, in a timely manner, and without adverse consequences.

A failure to maintain adequate liquidity or any substantial, unexpected, and/or prolonged change in the level or cost of liquidity could impair our ability to fund operations and meet our obligations as they become due and could have a material adverse effect on our business, financial condition and results of operations.

The borrowing needs of our clients may increase, especially during a challenging economic environment, which could result in increased borrowing against our contractual obligations to extend credit.

A commitment to extend credit is a formal agreement to lend funds to a client as long as there is no violation of any condition established under the agreement. The actual borrowing needs of our clients under these credit commitments have historically been lower than the contractual amount of the commitments. A significant portion of these commitments expire without being drawn upon. Because of the credit profile of our clients, we typically have a substantial amount of total unfunded credit commitments, which is not reflected on our balance sheet. Actual borrowing needs of our clients may exceed our expectations, especially during a challenging economic environment when our clients’ companies may be more dependent on our credit commitments due to the lack of available credit elsewhere, the increasing costs of credit, or the limited availability of financings from venture firms. This could adversely affect our liquidity, which could impair our ability to fund operations and meet obligations as they become due and could have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors—Risks Relating to Our Business—Liquidity risk could impair our ability to fund operations and meet our obligations as they become due and could jeopardize our financial condition.”

We are subject to interest rate risk, which could adversely affect our financial condition and profitability.

The majority of our banking assets are subject to changes in interest rates. For example, as of June 30, 2014, 68% of our loan portfolio consisted of floating interest rate loans. Like most financial institutions, our earnings significantly depend on our net interest income, the principal component of our earnings, which is the difference between interest earned by us from our interest-earning assets, such as loans and investment securities, and interest paid by us on our interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” will negatively impact our earnings. The impact on earnings is more adverse when the slope of the yield curve flattens, that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates. Many factors beyond our control impact interest rates, including economic conditions, governmental monetary policies, inflation, recession, changes in unemployment, the money supply, and disorder and instability in domestic and foreign financial markets. Changes in monetary policies of the various government agencies could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but such changes could also affect our ability to originate loans and obtain deposits, the fair value of our financial assets and liabilities, and the average duration of our assets.

In any future declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. An increase (or decrease) in interest rates may also require us to increase (or decrease) the interest rates that we pay on our deposits.

Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to increases in nonperforming assets, charge-offs and delinquencies, further increases to the allowance for credit losses, or ACL, and a reduction of income recognized, among others, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on non-accrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets could have a material adverse impact on our net interest income.

Additionally, an increase in interest rates may not increase our net interest income to the same extent we currently anticipate based on our modeling estimates and the assumptions underlying such modeling. Our failure to benefit from an increased interest rate environment to the extent we currently estimate, to the same extent as our competitors or at all could have a material adverse effect on our business, financial condition and results of operations.

If short-term interest rates remain at their historically low levels for a prolonged period, and assuming longer term interest rates fall further, we could experience net interest margin compression as our rates on our interest earning assets would decline while rates on our interest-bearing liabilities could fail to decline in tandem. Such an occurrence would have a material adverse effect on our net interest income and on our business, financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk.”

A failure in or breach of our security systems or infrastructure, or those of our third-party providers, could result in financial losses to us and/or in the disclosure or misuse of confidential or proprietary information, including client information, each of which could adversely affect our financial condition and subject us to litigation.

Our operations are dependent upon our ability to protect the computer systems and network infrastructure utilized by us, including our Internet banking activities, customer relationship management, general ledger, deposit, loans and other systems, against damage from physical break-ins, cyber security breaches and other disruptive problems caused by the Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability, damage our reputation and inhibit current and potential customers from using our Internet banking services. While we maintain security measures to mitigate the risk of cyber security breaches, security risks for financial institutions have generally increased in quantity, sophistication and magnitude in recent years and it is difficult or impossible to defend against every risk being posed by changing technologies as well as criminal intent to commit and commitment of cyber-crime. Increasing sophistication of cyber criminals and terrorists makes keeping up with new threats difficult and could result in a breach. Controls employed by our information technology department and cloud vendors could prove inadequate.

A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs, and reputational damage, any of which could have a material adverse effect on our business, financial condition and results of operations.

We depend on our information technology and telecommunications systems and third-party servicers, and any systems failures or interruptions could adversely affect our operations and financial condition.

Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. We outsource many of our major systems, such as data processing, loan servicing and deposit processing systems. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations, and we could experience difficulty in implementing replacement solutions. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, failure of third parties to comply with applicable laws and regulations, or fraud or misconduct on the part of employees of any of these third parties could disrupt our options or adversely affect our reputation.

We continually encounter technological change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we do. As a result, they may be able to offer additional or superior products to those that we will be able to provide, which would put us at a competitive disadvantage. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may also cause service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. Failure to successfully keep pace with technological change affecting the financial services industry and avoid interruptions, errors and delays could have material adverse effect on our business, financial condition or results of operations.

We expect that new technologies and business processes applicable to the consumer credit industry will continue to emerge and these new technologies and business processes may be better than those we currently use. Because of the pace of technological change is high and our industry is intensely competitive, we cannot assure you that we will be able to sustain our investment in new technology as critical systems and applications become obsolete or as better ones become available. A failure to maintain current technology and business processes could cause disruptions in our operations or cause our products and services to be less competitive, all of which could have a material adverse effect on our business, financial condition or results of operations.

We rely heavily on our management team and could be adversely affected by the unexpected loss of key personnel.

We are led by an experienced management team with substantial experience in the markets that we serve, and our operating strategy focuses on providing products and services through long-term relationship managers. Accordingly, our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. Competition for employees is intense, and we may be unsuccessful in locating key personnel with the combination of skills and attributes required to execute our business plan. The cost of hiring, incentivizing, and retaining skilled personnel may continue to increase. We may not be successful in retaining our key employees, and the unexpected loss of services of one or more of our key personnel, including our relationship managers, could also have a material adverse effect on our business because of their skills, knowledge of our market, years of industry experience, relationship-centric banking model, and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, which could have a material effect on our business, financial condition and results of operations.

Our indebtedness could affect our ability to meet our obligations and may otherwise restrict our activities.

As of August 31, 2014, the Company and its subsidiaries had approximately $295.6 million of gross indebtedness on a consolidated basis ($50.6 million of which represents junior subordinated debt reflected on the Company’s balance sheet at $34.6 million after purchase accounting adjustment, net of amortization). Included in this indebtedness, as of August 31, 2014, the Bank had $25.0 million of subordinated debt. We expect that total interest expense on all outstanding indebtedness will be approximately $16.5 million on a pre-tax, annualized basis for the twelve months ended December 31, 2015 (based on current LIBOR rates). Our indebtedness will mature between 2019 and 2029. See “Description of Certain Indebtedness.” An increase in interest rates would increase our interest expense. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk.”

Our indebtedness could have important consequences. For example, it could limit our ability to borrow money for our working capital, capital expenditures, debt service requirements or other corporate purposes; require us to dedicate a substantial portion of our cash flow to payments on our indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures, product development and other corporate requirements; increase our vulnerability to general adverse economic and industry conditions; and limit our ability to respond to business opportunities, including growing our business through acquisitions. In addition, the instruments governing our indebtedness contain certain restrictive covenants, including with respect to consolidating or merging the Company or the Bank into another entity or transferring substantially all of their respective assets or properties. Certain of the Company’s debt also contains restrictions on the Company’s ability to assign or grant a security interest in or otherwise dispose of any shares of the voting stock of the Bank. Failure to meet any of these covenants could result in an event of default under these agreements. If an event of default occurs under these agreements, the lenders could elect to declare all amounts outstanding under these agreements to be immediately due and payable. See “Description of Certain Indebtedness.”

Our principal source of funds for interest and repayment of principal upon the maturity of our debt is dividends received directly from our subsidiaries. The OCC Operating Agreement and federal and state statutes and regulations limit the amount of dividends that the Bank may pay to us, with or without regulatory approval. There can be no assurance that we will receive dividends sufficient to fund our debt obligations. In addition, we may not be able to refinance our indebtedness on substantially similar terms, or at all, at or prior to the time that it comes due.

We rely on customer deposits as a significant source of funding, and our deposits may decrease in the future.

We rely on customer deposits as a significant source of funding. Competition among U.S. banks for customer deposits is intense, and may increase the cost of deposits or prevent new deposits, and may otherwise negatively affect our ability to grow our deposit base. There can be no guarantee that our deposit accounts will not decrease in the future, and any such decrease could have an adverse impact on our sources of funding, which impact could be material. Any changes we make to the rates offered on our deposit products to remain competitive with other financial institutions may adversely affect our profitability and liquidity. The demand for the deposit products we offer may also be reduced due to a variety of factors such as demographic patterns, changes in customer preferences, reductions in consumers’ disposable income, regulatory actions that decrease customer access to particular products or the availability of competing products. In addition, a portion of our deposits are brokered deposits and FDIC uninsured deposits. The levels of these types of deposits that we hold may be more volatile during changing economic conditions. As of June 30, 2014, approximately $343 million, or 6.0%, of our deposits consisted of brokered deposits and $2.53 billion , or 44.5%, of our deposits consisted of FDIC uninsured deposits.

We face significant competition to attract and retain customers and clients, which could adversely affect our growth and profitability.

We operate in the highly competitive banking industry and face significant competition in originating loans, attracting deposits and providing other financial services for customers from bank and non-bank competitors, particularly regional and nationwide institutions, including U.S. banks, mortgage banking companies, consumer finance companies, credit unions, insurance companies, and other institutional lenders and purchasers of loans. Many of our competitors are significantly larger and have significantly more resources, greater name recognition, larger market share, and more extensive and established branch networks than we do. Because of their scale, many of these competitors can be more aggressive than we can on loan and deposit pricing. Also, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. In addition, they may maintain a wider range of product offerings than we do, including more technology-based banking tools. We expect competition to continue to intensify due to financial institution consolidation; legislative, regulatory and technological changes; and the emergence of alternative banking sources.

Our ability to compete successfully will depend on a number of factors, including, among other things:

•	our ability to build and maintain long-term customer relationships while ensuring high ethical standards and safe and sound banking practices;

•	our ability to leverage existing client relationships;

•	our ability to build ancillary business through participation in Shared National Credits, or SNCs;

•	the success of our focused calling efforts;

•	our ability to attract and retain qualified employees to operate our business effectively;

•	our ability to expand our market position;

•	the scope, relevance and pricing of products and services that we offer;

•	customer satisfaction with our products and services;

•	industry and general economic trends; and

•	our ability to keep pace with technological advances and to invest in new technology.

Customer and client loyalty can also be influenced by a competitor’s new products, especially offerings that could provide cost savings or a higher return to the customer. Increased competition could require us to increase the rates that we pay on deposits or lower the rates that we offer on loans, which could reduce our profitability. Our failure to compete effectively in our markets could restrain our growth or cause us to lose market share, which could have a material adverse effect on our business, financial condition and results of operations. We may also face a competitive disadvantage as a result of our concentration in Texas and the southeastern United States and will be unable, as compared to our more geographically diversified peers, to spread our operating costs across a broader market.

If we are not able to continue the historical levels of growth in our loan and deposit levels and market share, we may not be able to maintain our historical earnings trends.

Since our formation in 2009, we have consummated three major acquisitions, which have significantly contributed to growth in our loan and deposit levels and market share. We are pursuing an organic growth strategy focused on growing market share. This strategy may not sustain our historical rate of growth or our ability to grow at all. Our ability to execute our growth strategy, including by opening new banking centers, depends on a variety of factors, such as economic conditions and competition, which are beyond our control. We may not be able to obtain the financing necessary to fund internal growth and we may not pursue growth through new acquisitions. Sustainable growth requires that we manage our risks by following prudent underwriting standards, balancing loan and deposit growth without increasing interest rate risk or compressing our net interest margin, maintaining more than adequate capital at all times, hiring and retaining qualified employees, and successfully implementing strategic projects and initiatives. Our growth strategy may also change from time to time as a result of various internal and external factors. If we are not able to continue our historical levels of growth, we may not be able to maintain these historical earnings trends. The absence of these growth opportunities or our ability to manage our growth successfully, could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to manage our growth effectively, which could adversely affect our business profitability and financial condition.

We may face a variety of risks and difficulties in pursuing our organic growth strategy and managing our growth, including, among other things:

•	maintaining asset quality;

•	finding suitable markets for expansion;

•	attracting funding to support additional growth;

•	managing execution risks;

•	attracting and retaining qualified management;

•	maintaining adequate regulatory capital;

•	managing a growing number of client relationships; and

•	scaling technology platforms; and

•	achieving expected additional capacity of our relationship managers.

To manage our growth and maintain adequate information and reporting systems within our organization, we must identify, hire and retain qualified associates, particularly in the accounting and operational areas of our business. We must also successfully implement improvements to, or integrate, our management information and control systems, procedures and processes in an efficient or timely manner and identify deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in loan volume in various markets and the infrastructure that comes with expanding operations, including new banking centers. Our growth strategy may divert management from our existing franchises and may require us to incur additional expenditures to expand our administrative and operational infrastructure. If we are unable to effectively manage and grow our banking franchise, we may experience compliance and operational problems, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth, any one of which could materially and adversely affect our business, financial condition, results of operations and future prospects.

Our limited operating history as an integrated company and our recent acquisitions may make it difficult for investors to evaluate our business, financial condition and results of operations, and also impairs our ability to accurately forecast our future performance.

We have a limited operating history as an integrated company. In addition, since our formation in 2009, we have experienced rapid and significant expansion due to a series of strategic acquisitions. As a result of our acquisitions, our financial results are heavily influenced by the application of the acquisition method of accounting. The acquisition method of accounting requires management to make assumptions regarding the assets purchased and liabilities assumed to determine their fair market value. If our assumptions are incorrect, any resulting change or modification could have a material adverse effect on our business, financial condition and results of operations.

Further, our limited operating history as an integrated company may not provide an adequate basis for investors to evaluate our business, financial condition and results of operations, and makes accurate financial forecasting difficult for us. It may also be difficult for us to evaluate trends that may affect our business and whether our expansion may be profitable. Thus, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable business environment.

We depend on the accuracy and completeness of information about borrowers and counterparties and any misrepresented information could adversely affect our business, results of operations and financial condition.

In deciding whether to approve loans or to enter into other transactions with borrowers and counterparties, we rely on information furnished to us by, or on behalf of, borrowers and counterparties, including financial statements, credit reports and other financial information. We also rely on representations of borrowers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected and we may be subject to regulatory action. Whether a misrepresentation is made by the loan applicant, another third party, or one of our employees, we generally bear the risk of loss associated with the misrepresentation. Our controls and processes may not have detected, or may not detect all, misrepresented information in our loan originations or from our business clients. Any such misrepresented information could adversely affect our business, financial condition and results of operations.

Our previously announced branch network consolidation may not result in the benefits that we currently anticipate or be completed in the manner we previously announced or at all.

In July 2014, we announced plans to close 17 of our branches in Alabama, Florida, Georgia and Mississippi. These branches have approximately $308 million in deposits and $55 million in loans, which represents 5.4% of our total deposits and 1% of our total loans, as of June 30, 2014. We expect to realize efficiencies and cost savings from these closures, which are expected to occur by the end of November 2014, while being able to continue to effectively serve customers in the area of the affected branches through our remaining branch network and our online and mobile banking solutions. However, as a result of the branch closures, we may lose existing customers of these branches and fail to attract new customers in these areas. See “Branch Network Consolidation.”

Although we expect to complete the branch network consolidation in the manner we previously announced, it is possible that the consolidation may not be completed as announced, or at all. The failure to complete the consolidation on these terms could have an adverse effect on our financial position, results of operations and cash flows. In addition, the price of our common stock may decline to the extent that the market price of our Class A common stock following the completion of this offering reflects positive market assumptions that the branch network consolidation will be completed or based on the market’s perception as to why the branch network consolidation was not completed or was completed in a manner different than we previously announced. We may also experience these difficulties and risks in connection with future branch closures we may announce.

Even if the branch network consolidation is completed, our ability to achieve the anticipated benefits of the consolidation is subject to a number of uncertainties. There can be no assurance that we will realize the full efficiencies and cost savings that we currently expect at all or within the anticipated time frames. Failure to achieve these anticipated benefits could result in increased costs and diversion of management’s time and energy and could adversely affect our business, financial position, results of operations and cash flows.

We may not be able to raise additional capital in the future.

In the future, should we need additional capital to implement our business plan, support our business, expand our operations, or maintain our minimum capital requirements, we may not be able to raise additional funds in the form of additional debt or equity. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, and our financial condition. Economic conditions and a loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve System.

We cannot assure you that such capital will be available on acceptable terms—or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of our bank or counterparties participating in the capital markets or other disruption in capital markets, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Further, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on our business, financial condition or results of operations.

As a public company, we will be required to meet periodic reporting requirements under the rules and regulations of the SEC. Complying with federal securities laws as a public company is expensive.

Prior to becoming a public company, we have not been required to comply with the requirements of the SEC to have our consolidated financial statements completed, reviewed or audited and filed within a specified time. As a publicly traded company following completion of this offering, we will be required to file periodic reports containing our consolidated financial statements with the SEC within a specified time following the completion of quarterly and annual periods. Any failure by us to file our periodic reports with the SEC in a timely manner could harm our reputation and cause investors and potential investors to lose confidence in us and reduce the market price of our Class A common stock.

The current economic environment poses significant challenges and could adversely affect our financial condition and results of operations.

We are operating in a challenging and uncertain economic environment. Financial institutions continue to be affected by uncertainty in the real estate market, the credit markets, and the national financial market generally. We retain direct exposure to the commercial and, to a lesser extent, residential, real estate markets, and we are affected by these events. The uncertainty in economic conditions has subjected us and other financial institutions to increased regulatory scrutiny. In addition, deterioration in local economic conditions in our markets could result in losses beyond that provided for in our allowance for credit losses and result in increased loan delinquencies, problem assets, and foreclosures. This may also result in declining demand for products and services, decreased deposits and increased borrowings under our current contractual obligations to extend credit, all of which would adversely impact our liquidity positions, and declining values for loan collateral, which in turn would reduce customers’ borrowing power and the value of assets and collateral associated with our existing loans.

Continued uncertainty regarding, and potential deterioration in, the fiscal position of the U.S. federal government and possible downgrades in U.S. Treasury and federal agency securities could adversely affect us and our banking operations.

The long-term outlook for the fiscal position of the U.S. federal government is uncertain, as illustrated by the 2011 downgrade by certain rating agencies of the credit rating of the U.S. government and federal agencies. In addition to causing economic and financial market disruptions, uncertainty regarding the fiscal position of the U.S. federal government (which could lead to, among other things, a future credit ratings downgrade of the U.S. government and federal agencies, failure to raise the U.S. statutory debt limit, or deterioration in the fiscal outlook of the U.S. federal government), could adversely affect the market value of the U.S. and other government and governmental agency securities that we hold, the availability of those securities as collateral for borrowing and our ability to access capital markets on favorable terms. In particular, it could increase interest rates and disrupt payment systems, money markets, and long-term or short-term fixed income markets, adversely affecting the cost and availability of funding, which could negatively affect our profitability. Also, the adverse consequences of this uncertainty could extend to those to whom we extend credit and could adversely affect their ability to repay their loans. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

The geographic concentration of our markets in Texas and the southeast United States makes our business susceptible to downturns in the local economies and depressed banking markets as well as other geography-specific risks, which could materially and adversely affect us.

Unlike larger financial institutions that are more geographically diversified, we are a regional banking franchise concentrated in Texas and the southeast United States. As of June 30, 2014, 46% of our total loans (by dollar amount) were in Texas, 13% were in Alabama and 13% were in Florida. A deterioration in local economic conditions in the loan market or in the residential or commercial real estate markets could have a material adverse effect on the quality of our portfolio, the demand for our products and services, the ability of borrowers to timely repay loans, and the value of the collateral securing loans. If the population, employment or income growth in one of our markets is negative or slower than projected, income levels, deposits and real estate development could be adversely impacted. In addition, Texas remains largely dependent on the energy industry. A downturn in the energy industry and energy-related business could adversely affect our results of operations and financial condition. In addition, our targeted markets are susceptible to severe weather, including tornadoes, droughts, wildfires, flooding, hurricanes, hailstorms and damaging winds. The occurrence of adverse weather and natural or man-made disasters could destroy, or cause a decline in the value of, mortgaged properties, crops or other assets that serve as our collateral and increase the risk of delinquencies, defaults, foreclosures and losses on our loans, damage our banking facilities and offices, negatively impact regional economic conditions, result in a decline in local loan demand and loan originations and negatively impact the implementation of our growth strategy. Any one or more of these developments could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by the soundness of other financial institutions.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties and through transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks and other institutional clients. As a result, defaults by, or even rumors or questions about the soundness of, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. These losses or defaults could have a material effect on our business, financial condition and results of operations.

We have a significant deferred tax asset that may not be fully realized in the future.

Our net deferred tax asset totaled $65.8 million as of June 30, 2014, which includes $26.2 million of federal and state net operating loss carryforwards. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income during the period prior to the expiration of the net operating losses. In addition, a portion of our net operating losses are currently subject to the limitations of Section 382 of the Internal Revenue Code, which may limit our ability to offset future taxable income. If our estimates and assumptions about future taxable income are not accurate, the value of our deferred tax asset may not be recoverable and may result in a valuation allowance that would negatively impact our earnings.

Many of our loans are to commercial borrowers, which have unique risks compared to other types of loans.

At June 30, 2014, we had approximately $4.1 billion of commercial loans, including approximately $821 million of commercial real estate loans, representing approximately 76% of our total loan portfolio. Because payments on these loans are often dependent on the successful operation or development of the property or business involved, their repayment is sensitive to adverse conditions in the real estate market and the general economy. Accordingly, downturns in the real estate market and economy increase the risk related to commercial loans, particularly commercial real estate loans. Commercial loans are also subject to loan specific risks, including risks associated with construction, cost overruns, project completion risk, general contractor credit risk and risks associated with the ultimate sale or use of the completed construction. If a decline in economic conditions or other issues cause difficulties for our borrowers of these types of business loans, if we fail to evaluate the credit of these loans accurately when we underwrite them or if we do not continue to monitor adequately the performance of these loans, our lending portfolio could experience delinquencies, defaults and credit losses that could have a material adverse effect on our business, financial condition or results of operations.

Our loan portfolio is concentrated in energy and our other specialized industries.

Much of our lending activity is concentrated in energy and our other specialized industries. As of June 30, 2014, we had a total of $2.0 billion of loans to companies operating in the energy, healthcare, restaurants, convenience and gas, and technology industries, or 37% of our total loans. These industries and businesses are sensitive to economic conditions and complex factors (such as supply chain factors), which may expose us to the risk of economic downturns and other risks unique to these industries. Adverse economic conditions or business conditions relating to these industries could negatively impact our operating results more than if our loan portfolio was not concentrated in these industries.

A substantial portion of our loan portfolio is comprised of participation and shared national credits, which could have a material adverse effect on our ability to monitor the lending relationships and lead to an increased risk of loss.

We achieved a significant portion of our loan growth in our initial years of operation by participating in loans originated by other institutions and by participating in shared national credits, broadly defined as loans to larger institutions by a group of participating lenders where the client’s needs are larger than any individual lender can prudently provide, and in which other lenders serve as the agent bank. As of June 30, 2014, $2.1 billion, or approximately 39% of our total loans, consisted of participations or shared national credits in which we are not the lead bank. Our reduced control over the monitoring and management of these relationships, particularly participations in large bank groups, could lead to increased risk of loss, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

The amount of nonperforming and classified assets may increase significantly, resulting in additional losses, and costs and expenses that will negatively affect our operations and financial condition.

At June 30, 2014, we had a total of approximately $90 million of nonperforming assets or approximately 1.3% of total assets. Total assets classified as “substandard,” “doubtful” or “loss” as of June 30, 2014 were approximately $231 million, or approximately 3.3% of total assets.

An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that we will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

Should the amount of nonperforming assets increase in the future, we may incur losses, and the costs and expenses to maintain such assets likewise can be expected to increase and potentially negatively affect earnings. Any additional increase in losses due to such assets could have a material adverse effect on our business, financial condition and results of operations. Such effects may be particularly pronounced in a market of reduced real estate values and excess inventory.

The amount of other real estate owned (“OREO”) may increase significantly, resulting in additional losses, and costs and expenses that will negatively affect our business, results of operations and financial conditions.

We foreclose on and take title to the real estate serving as collateral for many of our loans as part of our business. Real estate owned by us and not used in the ordinary course of our operations is referred to as “other real estate owned” or “OREO” property. At June 30, 2014, we held approximately $57 million of OREO. In the event the amount of OREO should increase due to an increase in defaults on bank loans, our losses, and the costs and expenses to maintain the real estate likewise would increase. Any additional increase in losses, and maintenance costs and expenses due to OREO such as personnel costs, insurance and taxes, completion and repair costs, valuation adjustments and other expenses associated with property ownership and funding costs associated with OREO property may have material adverse effects on our business, financial condition, and results of operations. Such effects may be particularly pronounced in a market of reduced real estate values and excess inventory, which may make the disposition of OREO properties more difficult, increase maintenance costs and expenses, reduce our ultimate realization from any OREO sales, and/or result in a write down of the carrying value of the OREO properties, all of which could have a material adverse effect on our business, financial condition and results of operations.

Nonperforming assets take significant time and resources to resolve and adversely affect our results of operations and financial condition.

Nonperforming assets adversely affect our net income in various ways. We generally do not record interest income on nonperforming loans or OREO, thereby adversely affecting our income and increasing loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of nonperforming assets increases our risk profile and may impact the capital levels regulators believe are appropriate in light of the ensuing risk profile. While we seek to reduce problem assets through loan workouts, restructurings, and otherwise, decreases in the value of the underlying collateral, or in these borrowers’ performance or financial condition, whether or not due to economic and market conditions beyond our control, could have a material effect on our business, financial condition and results of operations. In addition, the resolution of nonperforming assets requires significant commitments of time from management, which may materially and adversely impact their ability to perform their other responsibilities. There can be no assurance that we will not experience future increases in nonperforming assets.

By engaging in derivative transactions, we are exposed to credit and market risk, which could adversely affect our profitability and financial condition.

We manage interest rate risk by, among other things, utilizing derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. Hedging interest rate risk is a complex process, requiring sophisticated models and constant monitoring, and is not a perfect science. Due to interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivative instruments that are linked to the hedged assets and liabilities. By engaging in derivative transactions, we are exposed to credit and market risk. If the counterparty fails to perform, credit risk exists to the extent of the fair value gain in the derivative. Market risk exists to the extent that interest rates change in ways that are significantly different from what we expected when we entered into the derivative transaction. The existence of credit and market risk associated with our derivative instruments could adversely affect our net interest income and, therefore, could have a material effect on our business, financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk.”

The fair value of our investment securities may decline.

As of June 30, 2014, the fair value of our investment securities portfolio was approximately $446 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by, or other adverse events affecting, the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could have a material effect on our business, financial condition and results of operations. The process for determining whether impairment of a security is other-than-temporary usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security to assess the probability of receiving all contractual principal and interest payments on the security.

Any future acquisitions will subject us to a variety of risks, including execution risks, failure to realize anticipated transaction benefits, and failure to overcome integration risks, which could adversely affect our growth and profitability.

We plan to grow our businesses organically. However, from time to time in the future we may consider potential acquisition opportunities that we believe support our businesses and enhance our profitability. In the event that we do pursue acquisitions, we may have difficulty executing on acquisitions and may not realize the anticipated benefits of any transaction we complete. Any of the foregoing matters could materially and adversely affect us.

Generally, any acquisition of target financial institutions, banking centers or other banking assets by us will require approval by, and cooperation from, a number of governmental regulatory agencies, possibly including the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the OCC and the FDIC, as well as state banking regulators. Such regulators could deny our application, which would restrict our growth, or the regulatory approvals may not be granted on terms that are acceptable to us. For example, we could be required to sell banking centers as a condition to receiving regulatory approvals, and such a condition may not be acceptable to us or may reduce the benefit of an acquisition.

As to any acquisition that we complete, we may fail to realize some or all of the anticipated transaction benefits if the integration process takes longer or is more costly than expected or otherwise fails to meet our expectations.

In addition, acquisition activities could be material to our business and involve a number of risks, including the following:

•	incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;

•	using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

•	projected results may vary significantly from actual results;

•	intense competition from other banking organizations and other inquirers for acquisitions;

•	potential exposure to unknown or contingent liabilities of banks and businesses we acquire;

•	unexpected asset quality problems;

•	the time and expense required to integrate the operations and personnel of the combined businesses;

•	experiencing higher operating expenses relative to operating income from the new operations;

•	creating an adverse short-term effect on our results of operations;

•	losing key employees and customers as a result of an acquisition that is poorly received;

•	significant problems relating to the conversion of the financial and customer data of the entity;

•	integration of acquired customers into our financial and customer product systems;

•	risk of assuming businesses with internal control deficiencies; or

•	risks of impairment to goodwill or other than temporary impairment of investment securities.

Depending on the condition of any institution or assets or liabilities that we may acquire, that acquisition may, at least in the near term, adversely affect our capital and earnings and, if not successfully integrated with our organization, may continue to have such effects over a longer period. We may not be successful in overcoming these risks or any other problems encountered in connection with potential acquisitions, and any acquisition we may consider will be subject to prior regulatory approval. Also, acquisitions may involve the payment of a premium over book and market values and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. Our inability to overcome these risks could have a material adverse effect on our profitability, return on equity and return on assets, our ability to implement our business strategy and enhance stockholder value, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Our Operating Agreement with the OCC imposes restrictions on the operation of our business; failure to comply with the terms of regulatory agreements or orders may result in significant losses or regulatory sanctions.

Cadence Bank is party to an Operating Agreement with the OCC (which we refer to as the “OCC Operating Agreement”). The OCC Operating Agreement requires that Cadence Bank maintain various financial and capital ratios and requires us to provide prior regulatory notice and obtain consent to take certain actions in connection with operating our business. In addition, the OCC Operating Agreement may restrict Cadence Bank’s ability to pay dividends to us and to make changes to its capital structure. A failure by us or Cadence Bank to comply with the requirements of the OCC Operating Agreement could subject us to regulatory sanctions; and failure to comply, or the objection, or imposition of additional conditions by the OCC in connection with any materials or information submitted thereunder, could prevent us from executing our business strategy and negatively impact our business, financial condition, liquidity and results of operations. See “Supervision and Regulation—OCC Operating Agreement.”

Our loss-sharing agreement with the FDIC may require us to make additional payments to the FDIC; termination of these loss-sharing agreements with the FDIC would adversely impact our capital ratios.

We are also party to loss-sharing agreements entered into with the FDIC in connection with our acquisition of the franchise of Superior Bank. We are subject to audit by the FDIC at its discretion to ensure that we are in compliance with the terms of these agreements. Among other things, our loss share agreements contain provisions that obligate us to make a “true-up” payment to the FDIC if the realized losses on assets covered by the loss share agreements are less than expected, which could negatively impact our net income and impose limitations on how we manage loans covered by the loss-sharing agreements. For example, under the loss sharing agreements, we are not permitted to sell a covered loan even if in the ordinary course of our business we determine that taking such action would be advantageous for us. These restrictions could impair our ability to manage problem loans and extend the amount of time that such loans remain on our balance sheet and could negatively impact our business, financial condition, liquidity and results of operations.

We have engaged in exploratory discussions with the FDIC regarding the possibility of agreeing to terminate prior to the expiration of the contractual terms, our loss-sharing agreements entered in connection with our acquisition of the franchise of Superior Bank. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—FDIC Indemnification.” Under applicable regulations, assets covered by loss-sharing agreements with the FDIC are assigned 20% risk weighting for purposes of calculating regulatory capital adequacy ratios. Upon any termination of our loss-sharing agreements, the risk weighting of assets currently covered by these agreements would increase to 100%, or 150% in the case of certain high volatility commercial real estate loans upon the full application of Basel III requirements. Based on our assets covered by FDIC loss-sharing as of June 30, 2014, termination of our loss-sharing agreements would increase our risk weighted assets by approximately $232.3 million, which would result in a decrease in our capital adequacy ratios, including a decrease of approximately 0.41% in our Tier 1 capital ratio and approximately 0.37% in our Tier 1 common equity ratio, as of June 30, 2014. Any failure to meet regulatory capital guidelines could subject us or the Bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and other restrictions on our business.

If the goodwill that we record in connection with a business acquisition becomes impaired, it could require charges to earnings, which would have a negative impact on our financial condition and results of operations.

Goodwill represents the amount by which the purchase price exceeds the fair value of net assets we acquire in a business combination. We review goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate the carrying value of the asset might be impaired.

We evaluate for potential impairment by comparing the estimated fair value with the carrying amount of each reporting unit. If the carrying amount of the reporting unit exceeds the estimated fair value of that reporting unit, an impairment loss is recognized in an amount equal to the excess of the carrying value of goodwill over the implied fair value of the goodwill. Factors that could cause an impairment charge include adverse changes to macroeconomic conditions, declines in the profitability of the reporting unit or declines in the tangible book value of the reporting unit. At June 30, 2014, our goodwill totaled $317.8 million. Although we have not recorded any impairment charges since we initially recorded the goodwill, there can be no assurance that our future evaluations of goodwill will not result in findings of impairment and related impairment losses, which could have a material adverse effect on our business, financial condition and results of operations.

We are required to make significant estimates and assumptions in the preparation of our financial statements and our estimates and assumptions may not be accurate.

The preparation of our consolidated financial statements in conformity with GAAP requires our management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting periods. Critical estimates are made by management in determining, among other things, the accounting for business combinations, estimates of fair value, allowance for credit losses, accounting for acquired loans and other real estate owned and valuation of our deferred tax asset. If our underlying estimates and assumptions prove to be incorrect, our financial condition and results of operations may be materially adversely affected.

We are subject to certain operational risks, including, but not limited to, employee or customer fraud, the obligation to repurchase sold loans in the event of a documentation error, and data processing system failures and errors.

Employee errors and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include, among other things, improper use of confidential information or engaging in unauthorized activities on behalf of our customers. It is not always possible to prevent such employee errors and misconduct or documentation errors, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors and misconduct could also subject us to financial claims for negligence.

While we maintain a system of internal controls and insurance coverage to mitigate against operational risks, if our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

In addition, we rely heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information, equipment pricing and valuation and employment and income documentation, in deciding which loans we will originate, as well as the terms of those loans. If any of the information upon which we rely is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to asset funding, the value of the asset may be significantly lower than expected, or we may fund a loan that we would not have funded or on terms we would not have extended. Whether a misrepresentation is made by the applicant or another third party, we generally bear the risk of loss associated with such misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations are often difficult to identify, and it is often difficult to recover any of the monetary losses we may suffer.

We are subject to environmental liability risk associated with our lending activities.

We own certain of our properties, and, in the course of our business, we may purchase real estate, or we may foreclose on and take title to real estate. As a result, we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial and could exceed the value of the underlying properties. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Any significant environmental liabilities could have a material adverse effect on our business, financial condition and results of operations.

We offer third-party products including mutual funds, annuities, life insurance, individual securities and other wealth management products which could experience significant declines in value subjecting us to reputational damage and litigation risk.

We offer third-party products including mutual funds, annuities, life insurance, individual securities and other wealth management products. If these products do not generate competitive risk-adjusted returns that satisfy clients in a variety of asset classes, we will have difficulty maintaining existing business and attracting new business. Additionally, our wealth management business involves the risk that clients or others may sue us, claiming that we have failed to perform under a contract or otherwise failed to carry out a duty owed to them. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are particularly volatile, or when clients or investors are experiencing losses. Significant declines in the performance of these third-party products could subject us to reputational damage and litigation risk.

We are subject to litigation, which could result in substantial judgment or settlement costs.

We are regularly involved in litigation matters in the ordinary course of business. While we believe that these litigation matters should not have a material adverse effect on our business, financial condition, results of operations or future prospects, we cannot assure you that we will be able to successfully defend or resolve any current or future litigation matters, in which case those litigation matters could have a material adverse effect on our business, financial condition and results of operations.

Acts or threats of terrorism and political or military actions taken by the United States or other governments could adversely affect general economic or industry conditions.

Geopolitical conditions may affect our earnings. Acts or threats of terrorism and political or military actions taken by the United States or other governments in response to terrorism, or similar activity, could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the Regulation of Our Industry

Our business, financial condition, results of operations and future prospects could be adversely affected by the highly regulated environment in which we operate.

As a bank holding company, we are subject to federal supervision and regulation. Federal regulation of the banking industry, along with tax and accounting laws, regulations, rules and standards, may limit our operations significantly and control the methods by which we conduct business, just as they limit those of other banking organizations. In addition, compliance with laws and regulations can be difficult and costly, and changes to laws and regulations can impose additional compliance costs. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which imposes significant regulatory and compliance changes on financial institutions, is an example of this type of federal regulation. Many of these regulations are intended to protect depositors, customers, the public, the banking system as a whole or the FDIC insurance funds, not stockholders. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy and many other aspects of our business. There are laws and regulations which restrict transactions between us and our subsidiaries. These requirements may constrain our operations, and the adoption of new laws and changes to or repeal of existing laws may have a further impact on our business, financial condition, results of operations and future prospects. Also, the burden imposed by those federal and state regulations may place banks in general, including us in particular, at a competitive disadvantage compared to non-bank competitors. While we are currently exempt from certain provisions of the Dodd-Frank Act applicable only to institutions with total assets greater than $10 billion, including regulation by the Consumer Financial Protection Bureau (“CFPB”) and the requirements to establish a risk committee chaired by an independent director and to undergo company-run stress tests, we could be subject to such provisions in the future. We are also subject to requirements with respect to the confidentiality of information obtained from clients concerning their identity, business and personal financial information, employment, and other matters. We require our personnel to agree to keep all such information confidential and we monitor compliance. Failure to comply with confidentiality requirements could result in material liability and adversely affect our business, financial condition, results of operations and future prospects.

Bank holding companies and financial institutions are extensively regulated and currently face an uncertain regulatory environment. Applicable laws, regulations, interpretations, enforcement policies and accounting principles have been subject to significant changes in recent years, and may be subject to significant future changes. We cannot assure our stockholders that such future changes will not have a material adverse effect on our business, financial condition and results of operations.

Federal and state regulatory agencies may adopt changes to their regulations or change the manner in which existing regulations are applied. We cannot predict the substance or effect of pending or future legislation or regulation or the application of laws and regulations to our Company. Compliance with current and potential regulation and scrutiny may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital, and limit our ability to pursue business opportunities in an efficient manner by requiring us to expend significant time, effort and resources to ensure compliance. Additionally, evolving regulations and guidance concerning executive compensation may impose limitations on us that affect our ability to compete successfully for executive and management talent.

In addition, given the current economic and financial environment, regulators may elect to alter standards or the interpretation of the standards used to measure regulatory compliance or to determine the adequacy of liquidity, certain risk management or other operational practices for financial services companies in a manner that impacts our ability to implement our strategy and could affect us in substantial and unpredictable ways, and could have a material adverse effect on our business, financial condition and results of operations. Furthermore, the regulatory agencies have extremely broad discretion in their interpretation of the regulations and laws and their interpretation of the quality of our loan portfolio, securities portfolio and other assets. If any regulatory agency’s assessment of the quality of our assets differs from our assessment, we may be required to take additional charges that would have the effect of materially reducing our earnings, capital ratios and share price.

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.

We and our subsidiaries are subject to extensive regulation by multiple regulatory bodies. These regulations may affect the manner and terms of delivery of our services. If we do not comply with governmental regulations, we may be subject to fines, penalties, lawsuits or material restrictions on our businesses in the jurisdiction where the violation occurred, which may adversely affect our business operations. Changes in these regulations can significantly affect the services that we provide as well as our costs of compliance with such regulations. In addition, adverse publicity and damage to our reputation arising from the failure or perceived failure to comply with legal, regulatory or contractual requirements could affect our ability to attract and retain customers.

Current and recent-past economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. The Dodd-Frank Act significantly changed the regulation of financial institutions and the financial services industry. The Dodd-Frank Act and the regulations thereunder affect large and small financial institutions, including several provisions that will affect how community banks, thrifts and small bank and thrift holding companies will be regulated in the future.

The Dodd-Frank Act, among other things, imposes new capital requirements on bank holding companies; changes the base for FDIC insurance assessments to a bank’s average consolidated total assets minus average tangible equity, rather than upon its deposit base; and permanently raises the current standard deposit insurance limit to $250,000 and expands the FDIC’s authority to raise insurance premiums. The legislation also calls for the FDIC to raise the ratio of reserves to deposits from 1.15% to 1.35% for deposit insurance purposes by September 30, 2020, and to “offset the effect” of increased reserve ratios on insured depository institutions with assets of less than $10 billion. The Dodd-Frank Act also limits interchange fees payable on debit card transactions for institutions that, together with their affiliates, have assets of $10 billion or more. The Dodd-Frank Act establishes the CFPB as an independent entity within the Federal Reserve, which will have broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards, and contains provisions on mortgage-related matters, such as steering incentives, determinations as to a borrower’s ability to repay and prepayment penalties. The Dodd-Frank Act also includes provisions that affect corporate governance and executive compensation at all publicly traded companies and allows financial institutions to pay interest on business checking accounts. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply, and could have a material adverse effect on our business, financial condition and results of operations.

The Collins Amendment to the Dodd-Frank Act, among other things, eliminates certain hybrid securities, including trust preferred securities from Tier 1 capital, although certain trust preferred securities issued prior to May 19, 2010 by bank holding companies with total consolidated assets of $15 billion or less will continue to be includable in Tier 1 capital until 2019. This provision also requires the federal banking agencies to establish minimum leverage and risk-based capital requirements that will apply to both insured banks and their holding companies. Our management is reviewing the provisions of the Dodd-Frank Act, many of which are to be phased-in over the coming months and years, and assessing the probable impact on our operations. However, the ultimate effect of the Dodd-Frank Act on the financial services industry in general, and us in particular, is uncertain at this time.

New proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the financial services industry, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings and disclosures, and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply, and could have a material adverse effect on our business, financial condition and results of operations.

We face a risk of non-compliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA PATRIOT Act of 2001 (the “Patriot Act”), and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate.

The federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration, and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. Federal and state bank regulators have recently raised their supervisory expectations for compliance with, and we expect increased scrutiny under, the Bank Secrecy Act and other anti-money laundering statutes and regulations. We have incurred costs, including infrastructure and personnel costs, related to strengthening our Bank Secrecy Act and anti-money laundering programs. If our policies, procedures and systems are deemed deficient, we may incur additional costs associated with compliance in the future, which could be significant. In addition, if our policies and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

Regulatory initiatives regarding bank capital requirements may require heightened capital.

New regulatory capital rules, adopted in July 2013, implement higher minimum capital requirements for bank holding companies and banks. The new rules, which implement the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision, include a new common equity Tier 1 capital requirement and establish criteria that instruments must meet to be considered common equity Tier 1 capital, additional Tier 1 capital or Tier 2 capital. These enhancements are expected to both improve the quality and increase the quantity of capital required to be held by banking organizations, better equipping the U.S. banking system to deal with adverse economic conditions. When fully phased in, the revised capital rules require banks and bank holding companies to maintain a minimum common equity Tier 1 capital ratio of 4.5%, a total Tier 1 capital ratio of 6%, a total capital ratio of 8%, and a leverage ratio of 4%. Bank holding companies and banks are also required to hold a capital conservation buffer of common equity Tier 1 capital of 2.5% (when fully phased in) to avoid limitations on capital distributions and executive compensation payments. The revised capital rules will also require banks to maintain a common equity Tier 1 capital ratio of 6.5%, a total Tier 1 capital ratio of 8%, a total capital ratio of 10% and a leverage ratio of 5% to be deemed “well capitalized” for purposes of certain rules and prompt corrective action requirements.

The Federal Reserve may also set higher capital requirements for holding companies whose circumstances warrant it. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. At this time, the bank regulatory agencies are more inclined to impose higher capital requirements to meet well-capitalized standards, and future regulatory change could impose higher capital standards as a routine matter. The Company’s and its subsidiaries’ regulatory capital ratios currently are in excess of the levels established for “well-capitalized” institutions. We are also currently subject to heightened capital requirements under the OCC Operating Agreement, which requires that the Bank maintain Total capital at least equal to 12% of risk-weighted assets, Tier 1 capital at least equal to 11% of risk-weighted assets and Tier 1 capital at least equal to 10% of adjusted total assets. These heightened capital requirements may change in the future.

Any new standards may require the Company or the Bank to maintain materially more capital, with common equity as a more predominant component, or manage the configuration of our assets and liabilities to comply with formulaic liquidity requirements. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. Failure to maintain capital to meet current or future regulatory requirements could significantly impact our return on equity, financial condition, operations, capital position and ability to pursue business opportunities which could have a material adverse effect on our business, financial condition and results of operations.

Our controlling shareholder, Cadence Bancorp, LLC, is a bank holding company, and its failure to maintain adequate capital could have adverse consequences for us and for Cadence Bank.

The regulatory capital rules described in the risk factor “—Regulatory initiatives regarding bank capital requirements may require heightened capital” above and “Supervision and Regulation—Bank Holding Company Regulation—New Rules on Regulatory Capital” also apply to Cadence Bancorp, LLC, our controlling shareholder and a bank holding company. Substantially all of Cadence Bancorp, LLC’s assets consist of its ownership of shares of the Company’s common stock, and the Company is a non-depository institution consolidated subsidiary of Cadence Bancorp, LLC. Under the rules adopted by the Federal Reserve to implement the Basel III capital requirements, capital of a banking organization’s consolidated subsidiaries that is held by third parties (“minority interests”) is not included in the Common Equity Tier 1 capital of such banking organization on a consolidated basis unless the issuing subsidiary is a depository institution. The shares of Class A common stock being issued in this offering will therefore not constitute Common Equity Tier 1 Capital of Cadence Bancorp, LLC on a consolidated basis for purposes of these rules. Therefore, as a result of this offering, we will have higher levels of Common Equity Tier 1 than Cadence Bancorp, LLC with respect to the same amount of consolidated risk weighted assets and therefore higher Common Equity Tier 1 regulatory capital ratios than Cadence Bancorp, LLC. If we were to issue additional common stock in the future and Cadence Bancorp, LLC did not also issue additional Common Equity Tier 1 capital, this divergence in Common Equity Tier 1 regulatory capital ratios could increase. For so long as Cadence Bancorp, LLC is treated as a bank holding company with respect to Cadence Bank and us, the Federal Reserve may take into account the regulatory capital levels of Cadence Bancorp, LLC in its supervision of us, including in determining whether to approve regulatory applications by us such as in connection with proposed acquisitions, which in certain circumstances could lead to limitations on our activities, including our ability to grow through acquisitions or organically. In addition, in the event that Cadence Bancorp, LLC fails to maintain required regulatory capital ratios, including the ratio of Common Equity Tier 1 to risk weighted assets, the Federal Reserve could take supervisory actions against Cadence Bancorp, LLC that may also negatively affect us and Cadence Bank. Any such actions could significantly impact our return on equity, financial condition, operations, capital position, ability to pursue organic growth, business opportunities and acquisitions, all of which could have a material adverse effect on our business, financial condition and results of operations.

Regulators periodically examine our business and we may be required to remediate adverse examination findings.

The Federal Reserve, the FDIC and the OCC periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a federal banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may require us to take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to change the asset composition of our portfolio or balance sheet, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have a material adverse effect on our business, financial condition and results of operations.

Our FDIC deposit insurance premiums and assessments may increase.

The deposits of the Bank are insured by the FDIC up to legal limits and, accordingly, subject to the Bank’s payment of FDIC deposit insurance assessments. The Bank’s regular assessments are based on its average consolidated total assets minus average tangible equity as well as by risk classification, which includes regulatory capital levels and the level of supervisory concern. High levels of bank failures since the beginning of the most recent financial crisis and increases in the statutory deposit insurance limits have increased resolution costs to the FDIC and put significant pressure on the Deposit Insurance Fund. To maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund, the FDIC increased deposit insurance assessment rates and charged a special assessment to all FDIC-insured financial institutions. Further increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our business, financial condition and results of operations.

The Federal Reserve may require us to commit capital resources to support Cadence Bank.

As a matter of policy, the Federal Reserve expects a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. The Dodd-Frank Act codified the Federal Reserve’s policy on serving as a source of financial strength. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the bank holding company to make the required capital injection becomes more difficult and expensive and could have a material adverse effect on our business, financial condition and results of operations.

Future consumer legislation or actions could harm our competitive position.

In addition to the enactment of the Dodd-Frank Act, various legislative bodies have also recently been considering altering the existing framework governing creditors’ rights, including legislation that would result in, or allow, loan modifications of various sorts. Such legislation may change banking statutes and the operating environment in substantial and unpredictable ways. If enacted, such legislation could increase the cost of doing business; limit permissible activities; or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether new legislation will be enacted, and if enacted, the effect that it or any regulations would have on our activities, financial condition, or results of operations.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act of 1977 (the “CRA”) and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose non-discriminatory lending requirements on financial institutions. The Department of Justice and other federal agencies, including the CFPB, are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

Federal, state and local consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans and could increase our cost of doing business.

Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered “predatory.” These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. It is our policy not to make predatory loans, but these laws create the potential for liability with respect to our lending and loan investment activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.

The expanding body of federal, state and local regulations and/or the licensing of loan servicing, collections or other aspects of our business and our sales of loans to third parties may increase the cost of compliance and the risks of noncompliance and subject us to litigation.

We service some of our own loans, and loan servicing is subject to extensive regulation by federal, state and local governmental authorities as well as to various laws and judicial and administrative decisions imposing requirements and restrictions on those activities. The volume of new or modified laws and regulations has increased in recent years and, in addition, some individual municipalities have begun to enact laws that restrict loan servicing activities including delaying or temporarily preventing foreclosures or forcing the modification of certain mortgages. If regulators impose new or more restrictive requirements, we may incur additional significant costs to comply with such requirements which may further adversely affect us. In addition, were we to be subject to regulatory investigation or regulatory action regarding our loan modification and foreclosure practices, our financial condition and results of operation could be adversely affected.

In addition, we and our legacy companies have sold loans to third parties. In connection with these sales, we or certain of our subsidiaries or legacy companies make or have made various representations and warranties, breaches of which may result in a requirement that we repurchase the loans, or otherwise make whole or provide other remedies to counterparties. These aspects of our business or our failure to comply with applicable laws and regulations could possibly lead to: civil and criminal liability; loss of licensure; damage to our reputation in the industry; fines and penalties and litigation, including class action lawsuits; and administrative enforcement actions. Any of these outcomes could materially and adversely affect us.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information, and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share nonpublic personal information about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by us with nonaffiliated third parties (with certain exceptions); and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level by the Federal Trade Commission, as well as at the state level, such as with regard to mobile applications.

There are substantial regulatory limitations on changes of control of bank holding companies.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to, and the approval of, the Federal Reserve. Companies investing in banks and bank holding companies receive additional review and may be required to become bank holding companies, subject to regulatory supervision. Accordingly, prospective investors must be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. These provisions could discourage third parties from seeking to acquire significant interests in us or in attempting to acquire control of us, which, in turn, could adversely affect the market price of our common stock.

In addition, in certain circumstances certain of our shares of our Class A common stock held by Cadence Bancorp, LLC, our principal stockholder, may be converted into shares of our Class B non-voting common stock. See “Description of Capital Stock—Capital Stock—Class A Common Stock and Class B Non-Voting Common Stock—Conversion of Class A Common Stock Upon LLC Distribution.” This conversion could result in a holder of our Class A common stock holding in excess of a prescribed regulatory thresholds. See “Supervision and Regulation.”

Potential limitations on incentive compensation contained in proposed federal agency rulemaking may adversely affect our ability to attract and retain our highest performing employees.

In April 2011, the Federal Reserve, other federal banking agencies and the SEC jointly published proposed rules designed to implement provisions of the Dodd-Frank Act prohibiting incentive compensation arrangements that would encourage inappropriate risk taking at covered financial institutions, which includes a bank or bank holding company with $1 billion or more in assets, such as Cadence Bank. It cannot be determined at this time whether or when a final rule will be adopted and whether compliance with such a final rule will substantially affect the manner in which we structure compensation for our executives and other employees. Depending on the nature and application of the final rules, we may not be able to successfully compete with certain financial institutions and other companies that are not subject to some or all of the rules to retain and attract executives and other high performing employees. If this were to occur, relationships that we have established with our clients may be impaired and our business, financial condition and results of operations could be adversely affected, perhaps materially.

Risks Relating to an Investment in Our Class A Common Stock

Following this offering, Cadence Bancorp, LLC will hold     % of the voting power of our common stock and will effectively control our management and affairs. This will prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Immediately following the completion of this offering, Cadence Bancorp, LLC will own approximately     % of our outstanding Class A common stock. As a result, Cadence Bancorp, LLC will own shares sufficient for the majority vote over all matters requiring a stockholder vote, including:

•	the election of directors;

•	mergers, consolidations and acquisitions;

•	the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our certificate of incorporation and our bylaws; and

•	our winding up and dissolution.

This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of Cadence Bancorp, LLC may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of us. In addition, Cadence Bancorp, LLC may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. As a result, the market price of our Class A common stock could decline or stockholders might not receive a premium over the then-current market price of our common stock upon a change in control. In addition, this concentration of share ownership may adversely affect the market price of our Class A common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders.

In addition, all of our directors and certain of our executive officers also serve as directors of Cadence Bancorp, LLC. All of our directors and certain of our executive officers also hold equity interests and/or incentive interests in Cadence Bancorp, LLC. Because of these overlapping interests, certain decisions concerning our operations or financial structure may present conflicts of interest amongst our directors and certain of our executive officers and their interests may conflict with yours.

There is currently no public market for our Class A common stock. An active, liquid market for our Class A common stock may not develop or be sustained upon completion of this offering, which may impair your ability to sell your shares.

Before this offering, there has been no public market for our Class A common stock. We intend to list our Class A common stock on the                 , but an active, liquid trading market for our Class A

common stock may not develop or be sustained following the offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our Class A common stock, over which we have no control. Without an active, liquid trading market for our Class A common stock, stockholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our Class A common stock. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. In addition, the market price of our Class A common stock could decline significantly due to actual or anticipated issuances or sales of our Class A common stock in the future. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration.

The market price of our Class A common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of our Class A common stock may be highly volatile, which may make it difficult for you to sell your shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of our Class A common stock, including, without limitation:

•	actual or anticipated fluctuations in our operating results, financial condition or asset quality;

•	changes in economic or business conditions;

•	failure to meet market predictions of our earnings;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

•	publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, estimates made by securities analysts or ratings agencies of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	operating and stock price performance of companies that investors deemed comparable to us;

•	future issuances of our Class A common stock or other securities;

•	additions or departures of key personnel;

•	proposed or adopted changes in laws, regulations or policies affecting us;

•	perceptions in the marketplace regarding our competitors and/or us;

•	our treatment as an “emerging growth company” under the federal securities laws;

•	changes in accounting principles, policies and guidelines;

•	rapidly changing technology;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our markets or the financial services industry.

The stock market and, in particular, the market for financial institution stocks, have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our Class A common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our Class A common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

Securities analysts may not initiate or continue coverage on our Class A common stock, which could adversely affect the market for our Class A common stock.

The trading market for our Class A common stock will depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover our Class A common stock. If securities analysts do not cover our Class A common stock, the lack of research coverage may adversely affect our market price. If we are covered by securities analysts, and our Class A common stock is the subject of an unfavorable report, the price of our Class A common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our Class A common stock to decline.

We will be a “controlled company” within the meaning of applicable stock exchange rules and, as a result, qualify for exemptions from certain corporate governance requirements.

Cadence Bancorp, LLC will control a majority of the voting power of our common stock immediately following the completion of this offering. Under applicable stock exchange rules, a listed company of which more than 50% of the voting power for the election of directors is held by another person or group of persons acting together is a “controlled company,” and such a company may elect not to comply with certain corporate governance requirements, including the requirement to have a majority of our board of directors be independent, to have an independent compensation committee with a written compensation committee charter meeting the requirements of the applicable stock exchange or to have an independent nominating committee with a written charter meeting the requirements of the applicable stock exchange.

Following this offering, we may utilize some or all of these exemptions. Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the                      corporate governance requirements.

As a public company, we will incur significant legal, accounting, insurance, compliance and other expenses. Any deficiencies in our financial reporting or internal controls could materially and adversely affect us, including resulting in material misstatements in our financial statements, and the market price of our Class A common stock.

As a public company, we will incur significant legal, accounting, insurance and other expenses. These costs and compliance with the rules of the SEC and the rules of the applicable stock exchange will increase our legal and financial compliance costs and make some activities more time consuming and costly. Beginning with our Annual Report on Form 10-K for our 2014 fiscal year, SEC rules will require that our Chief Executive Officer and Chief Financial Officer periodically certify the existence and effectiveness of our internal control over financial reporting. Beginning with the time we are no longer an “emerging growth company” as defined in the JOBS Act, but no later than December 31, 2019, our independent registered public accounting firm will be required to attest to our assessment of our internal control over financial reporting. This process will require significant documentation of policies, procedures and systems, review of that documentation by our internal auditing and accounting staff and our outside independent registered public accounting firm, and testing of our internal control over financial reporting by our internal auditing and accounting staff and our outside independent registered public accounting firm. This process will involve considerable time and attention from management, which could prevent us from successfully implementing our business initiatives and improving our business, results of operations and financial condition, may strain our internal resources, and will increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter.

During the course of our testing, we may identify deficiencies that would have to be remediated to satisfy the SEC rules for certification of our internal control over financial reporting. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board as a deficiency, or combination of deficiencies, in internal control over financial reporting that results in a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence, we would have to disclose in periodic reports we file with the SEC any material weakness in our internal control over financial reporting. The existence of a material weakness would preclude management from concluding that our internal control over financial reporting is effective and would preclude our independent auditors from attesting to our assessment of the effectiveness of our internal control over financial reporting is effective. In addition, disclosures of deficiencies of this type in our SEC reports could cause investors to lose confidence in our financial reporting, may negatively affect the market price of our Class A common stock, and could result in the delisting of our securities from the securities exchanges on which they trade. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal control over financial reporting, it may materially and adversely affect us.

We are an “emerging growth company,” and the reduced reporting and other requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, being permitted to have an extended transition period for adopting any new or revised accounting standards that may be issued by the Public Company Accounting Overview Board or the SEC, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these and other exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although we could lose that status sooner if our gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in a three year period, or if the market value of our Class A common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions, or if we choose to rely on additional exemptions in the future. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company” our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates. Consequently, our financial statements may not be comparable to companies that comply with public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock. We cannot predict if investors will find our common stock less attractive because we plan to rely on this exemption. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price is expected to be substantially higher than the net tangible book value per share of our Class A common stock immediately following this offering. Therefore, if you purchase shares in the offering, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $         per share, based on an assumed initial offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus) and our pro forma net tangible book value of $         per share as of June 30, 2014. Accordingly, if we were liquidated at our pro forma net tangible book value, you would not receive the full amount of your investment.

Future equity issuances could result in dilution, which could cause our Class A common stock price to decline and future sales of our Class A common stock could depress the market price of our Class A common stock.

Following the completion of this offering, we will have issued          and outstanding shares of our Class A common stock (                  shares if the underwriters elect to exercise in full their purchase options) and issued and outstanding shares of our Class B non-voting common stock. Actual or anticipated issuances or sales of substantial amounts of our Class A common stock following this offering could cause the market price of our Class A common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our Class A common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by stockholders prior to such issuance. We may issue all of these shares without any action or approval by our stockholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described below, if applicable, for affiliate holders.

The market price of our Class A common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

Sales of a substantial number of shares of our Class A common stock in the public market following this offering, or the perception that large sales could occur, could cause the market price of our Class A common stock to decline or limit our future ability to raise capital through an offering of equity securities.

After this offering, there will be                 shares of our Class A common stock outstanding, or                 shares outstanding if the underwriters exercise their option to purchase additional shares in full. Of our issued and outstanding shares of Class A common stock, all the shares sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following completion of the offering, approximately     % of our outstanding Class A common stock (or     % if the underwriters exercise their option to purchase additional shares in full) will be held by Cadence Bancorp, LLC and can be resold into the public markets in the future in accordance with the requirements of Rule 144. See “Shares Eligible for Future Sale.”

We and our executive officers, directors and Cadence Bancorp, LLC have agreed with the underwriters that, subject to certain exceptions, we expect to enter into with the underwriters in connection with the offering, we and they will not directly or indirectly sell or otherwise transfer their shares for a period of 180 days after the completion of the offering. See “Shares Eligible for Future Sale—Lock-Up Agreements.”

Pursuant to the Registration Rights Agreement, Cadence Bancorp, LLC has the right, in certain circumstances, to require us to register their approximately                 shares of our common stock under the Securities Act for sale into the public markets. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable.

The market price of our Class A common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our Class A common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.

We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on your investment.

We intend to use the net proceeds to us generated by this offering to support our organic growth and for other general corporate purposes that may include, but not be limited to, repayment of debt, termination of existing FDIC loss share coverage on certain of the acquired assets, and potential future acquisition opportunities that we believe may be complementary to our business and provide attractive risk-adjusted returns. Our management has broad discretion over how these proceeds are to be used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins that we generally earn on loans, potentially adversely affecting stockholder returns, including earnings per share, return on assets and return on equity.

We do not intend to pay dividends in the foreseeable future and our future ability to pay dividends is subject to restrictions.

We currently conduct substantially all of our operations through our subsidiaries, and substantially all of our income is attributable to dividends from the Bank and we principally rely on the profitability of the Bank to conduct operations and satisfy obligations. Our principal source of funds to pay dividends on our common and preferred stock and service any of our obligations are dividends received directly from our subsidiaries. As is the case with all financial institutions, the profitability of the Bank is subject to the fluctuating cost and availability of money, changes in interest rates, and in economic conditions in general. In addition, various federal and state statutes and regulations limit the amount of dividends that the Bank may pay to us, with or without regulatory approval.

Holders of our Class A common stock are entitled to receive only such cash dividends as our board of directors may declare out of funds legally available for such payments. Any declaration and payment of dividends on Class A common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the Class A common stock, and other factors deemed relevant by the board of directors. Furthermore, consistent with our business plans, growth initiatives, capital availability, projected liquidity needs, and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends, if any, paid to our common stockholders.

Going forward, our board of directors intends to retain all of our earnings to promote growth and build capital. Accordingly, we do not expect to pay dividends in the foreseeable future. In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. Finally, our ability to pay dividends to our stockholders depends on our receipt of dividends from the Bank, which is also subject to restrictions on dividends as a result of banking laws, regulations and policies. Accordingly, if the receipt of dividends over the near term is important to you, you should not invest in our Class A common stock. See “Dividend Policy.”

Our corporate governance documents, and certain corporate and banking laws applicable to us, could make a takeover more difficult, thereby depressing the trading price of our Class A Common Stock.

Certain provisions of our articles of incorporation and bylaws, and corporate and federal banking laws, could delay, defer, or prevent a third party from acquiring control of our organization or conduct a proxy contest, even if those events were perceived by many of our stockholders as beneficial to their interests. These provisions and the corporate and banking laws and regulations applicable to us:

•	enable our board of directors to issue additional shares of authorized, but unissued capital stock;

•	enable our board of directors to issue “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the board;

•	enable our board of directors to increase the size of the board and fill the vacancies created by the increase;

•	enable our board of directors to serve for three year terms;

•	may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time;

•	provide for a plurality voting standard in the election of directors;

•	do not provide for cumulative voting in the election of directors;

•	enable our board of directors to amend our bylaws without stockholder approval;

•	do not allow for the removal of directors without cause;

•	limit the right of stockholders to call a special meeting;

•	do not allow stockholder action by less than unanimous written consent if less than 50.1% of our outstanding Class A common stock is owned by Cadence Bancorp, LLC;

•	require advance notice for director nominations and other stockholder proposals; and

•	require prior regulatory application and approval of any transaction involving control of our organization.

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our stockholders might otherwise receive a premium over the market price of our shares. See “Description of Capital Stock.” In addition, immediately following the completion of this offering, Cadence Bancorp, LLC will own shares sufficient for the majority vote over all matters requiring a stockholder vote, which may delay, deter or prevent acts that would be favored by our other stockholders. See “—Following this offering, Cadence Bancorp, LLC will hold     % of the voting power of our common stock and will effectively control our management and affairs. This will prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.”

An investment in our Class A common stock is not an insured deposit and is subject to risk of loss.

Your investment in our Class A common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

The return on your investment in our common stock is uncertain.

We cannot provide any assurance that an investor in our Class A common stock will realize a substantial return on his or her investment, or any return at all. Further, as a result of the uncertainty and risks associated with our operations, many of which are described in this “Risk Factors” section, it is possible that an investor could lose his or her entire investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of section 27A of the Securities Act and 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements reflect our current views with respect to, among other things, future events and our results of operations, financial condition and financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

•	business and economic conditions generally and in the financial services industry, nationally and within our current and future geographic market areas;

•	economic, market, operational, liquidity, credit and interest rate risks associated with our business;

•	lack of seasoning in our loan portfolio;

•	deteriorating asset quality and higher loan charge-offs;

•	our ability to achieve organic loan and deposit growth and the composition of such growth;

•	business and economic conditions generally and in the financial services industry;

•	increased competition in the financial services industry, nationally, regionally or locally;

•	our ability to maintain our historical earnings trends;

•	our ability to raise additional capital to implement our business plan;

•	material weaknesses in our internal control over financial reporting;

•	systems failures or interruptions involving our information technology and telecommunications systems or third-party servicers;

•	the composition of our management team and our ability to attract and retain key personnel;

•	business and economic conditions generally and in the financial services industry;

•	the fiscal position of the U.S. federal government and the soundness of other financial institutions;

•	our ability to monitor our lending relationships;

•	the composition of our loan portfolio, including the identify of our borrowers and the concentration of loans in Specialized Industries;

•	the portion of our loan portfolio that is comprised of participation and shared national credits;

•	the amount of nonperforming and classified assets we hold;

•	time and effort necessary to resolve nonperforming assets;

•	our ability to identify potential candidates for, consummate, and achieve synergies resulting from, potential future acquisitions;

•	our limited operating history as an integrated company and our recent acquisitions;

•	environmental liability associated with our lending activities;

•	the geographic concentration of our markets in Texas and the southeast United States;

•	the institution and outcome of litigation and other legal proceedings against us or to which we may become subject;

•	the laws and regulations applicable to our business;

•	the impact of recent and future legislative and regulatory changes, including changes in banking, securities and tax laws and regulations, such as the Dodd-Frank Act, and their application by our regulators;

•	requirements to remediate adverse examination findings;

•	changes in the scope and cost of FDIC deposit insurance premiums;

•	implementation of regulatory initiatives regarding bank capital requirements that may require heightened capital;

•	the obligations associated with being a public company;

•	the Company’s success at managing the risks involved in the foregoing items;

•	our estimates modeling estimates related to an increased interest rate environment;

•	our ability to achieve the cost savings and efficiencies in connection with branch closures; and

•	our estimates as to our expected operational leverage and the expected additional loan capacity of our relationship managers.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our Class A common stock in this offering will be approximately $             million, or approximately $             million if the underwriters elect to exercise in full their option to purchase additional shares, assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us of this offering by $             million, or $             million if the underwriters elect to exercise in full their option to purchase additional shares, after deducting underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds from this offering to support our organic growth and for general corporate purposes, which may include, but is not limited to, repayment of debt, maintenance of our required regulatory capital (including increased requirements if we agree to terminate FDIC loss share coverage on certain assets acquired in the Superior Bank transaction), and potential future acquisition opportunities that we believe may be complementary to our business and provide attractive risk-adjusted returns.

DIVIDEND POLICY

We do not intend to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including: (1) our historic and projected financial condition, liquidity and results of operations, (2) our capital levels and needs, (3) tax considerations, (4) any acquisitions or potential acquisitions that we may examine, (5) statutory and regulatory prohibitions and other limitations, (6) the terms of any credit agreements or other borrowing arrangements that restrict our ability to pay cash dividends, (7) general economic conditions and (8) other factors deemed relevant by our board of directors. We are not obligated to pay dividends on our common stock and are subject to restrictions on paying dividends on our common stock.

As a Delaware corporation, we will be subject to certain restrictions on dividends under the Delaware General Corporation Law (the “DGCL”). Generally, a Delaware corporation may only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. See “Supervision and Regulation—Bank Holding Company Regulation—Safe and Sound Banking Practices.”

Because we are a bank holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our stockholders depends, in large part, upon our receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies, including the OCC Operating Agreement entered into when we acquired Cadence Financial Corporation. See “Supervision and Regulation—Bank Regulation—OCC Operating Agreement.”

REORGANIZATION

In July 2014, Cadence Financial Corporation, a Mississippi corporation, or Cadence Mississippi, formed Cadence Bancorporation, a Delaware corporation, or Cadence Delaware. Cadence Delaware has not engaged in any business or other activities except in connection with its formation and holds no assets and has no subsidiaries. Prior to the consummation of this offering, Cadence Mississippi will merge with and into Cadence Delaware, the registrant, with Cadence Delaware surviving. In the merger, all of the outstanding shares of common stock of Cadence Mississippi will be converted into shares of Cadence Delaware Class A common stock on a                 for                  basis.

The Reorganization will cause the “reincorporation” of Cadence Mississippi in Delaware. It will not result in any change of the business, management, jobs, fiscal year, assets, liabilities or location of the principal facilities of Cadence Mississippi.

BRANCH NETWORK CONSOLIDATION

In July 2014, we announced plans to close 17 of our branches in Alabama, Florida, Georgia and Mississippi prior to the end of 2014. As a result, we are expected to incur closure costs of approximately $5.1 million during the third and fourth quarters of 2014. These branches have approximately $308 million in deposits and $55 million in loans, which represents 5.4% of our total deposits and 1% of our total loans, as of June 30, 2014. We expect to realize efficiencies and cost savings from these closures, which are expected to occur by the end of November 2014, including annual net expense savings of $4.8 million. We also expect to be able to continue to serve customers in most areas of the affected branches through our remaining branch network and/or our online and mobile banking solutions. The majority of the branches scheduled to close have Cadence offices nearby where our customers can conduct their banking business, and efforts will be made to retain these customers.

CAPITALIZATION

The following table shows our capitalization, including regulatory capital ratios, and our cash and cash equivalents, on a consolidated basis, as of June 30, 2014:

•	on an actual basis; and

•	on an as adjusted basis after giving effect to the net proceeds from the sale by us of shares of Class A common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of $ per share, the midpoint of the price range on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read the following table in conjunction with the sections titled “Selected Historical Consolidated Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2014
	Actual	As adjusted for the offering(1)(3)
	(dollars in thousands)
Cash and cash equivalents	$504,035	$
Long-term debt	279,433
Shareholders’ equity:
Preferred stock	31,189
Class A Common Stock, none, actual; issued and outstanding, as adjusted	—
Class B Non-Voting Common Stock, none, actual; issued and outstanding, as adjusted	—
Common stock, 1,000, actual issued and outstanding to Cadence Bancorp, LLC	—
Additional paid-in capital	878,163
Retained earnings	106,247
Accumulated other comprehensive income, net	9,098

Total shareholders’ equity	1,024,697

Total capitalization	$1,304,130	$

Capital ratios:
Total shareholders’ equity to assets	14.53%		%
Tangible common equity ratio(2)	9.57
Tier 1 leverage capital	10.76
Tier 1 common equity	10.18
Tier 1 risk-based capital	11.24
Total risk-based capital	12.00

(1)	References in this section to the number of shares of our common stock outstanding after this offering are based on shares of our common stock issued and outstanding as of , 2014. Unless otherwise noted, these references exclude any shares reserved for issuance under the Cadence Bancorporation 2014 Omnibus Incentive Plan.
(2)	Tangible common equity ratio is a non-GAAP financial measure. The tangible common equity ratio is defined as the ratio of tangible common equity divided by total assets less goodwill and other intangible assets. . For a reconciliation of the non-GAAP measure to the most directly comparable GAAP financial measure, please see “Non-GAAP Financial Measures.”
(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (which is the midpoint of the price range on the cover of this prospectus) would increase (decrease) each of cash, cash equivalents and marketable securities, additional paid-in capital, total members/stockholders’ equity and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated expenses. If the underwriters’ option to purchase additional shares is exercised in full, the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, additional paid-in capital, total members/stockholders’ equity and total capitalization would increase by approximately $ million, after deducting underwriting discounts and commissions and estimated expenses.

DILUTION

If you invest in our Class A common stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our Class A common stock exceeds the tangible book value per share of our common stock immediately following this offering. Tangible book value per common share is equal to our total shareholders’ equity, less intangible assets, divided by the number of common shares outstanding. On a pro forma basis, after giving effect to the Reorganization, the tangible book value of our common stock as of June 30, 2014 is $             million, or $             per share.

After giving further effect to our sale of             shares of Class A common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of             per share (which is the midpoint of the price range on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value of our common stock at June 30, 2014 would have been approximately $             million, or $             per share. Therefore, this offering will result in an immediate increase of $             in the tangible book value per share of our common stock of existing shareholders and an immediate dilution of $             in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately     % of the assumed public offering price of $             per share (which is the midpoint of the price range on the cover of this prospectus).

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) each of cash, cash equivalents and marketable securities, additional paid-in capital, total members/stockholders’ equity and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters’ option to purchase additional shares is exercised in full, the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, additional paid-in capital, total members/stockholders’ equity and total capitalization would increase by approximately $             million, after deducting underwriting discounts and commissions and estimated offering expenses.

The following table illustrates the calculation of the amount of dilution per share that a purchaser of our common stock in this offering will incur given the assumptions above:

Assumed initial public offering price per share		$
Net tangible book value per common share at June 30, 2014	$
Increase in net tangible book value per common share attributable to new investors	$

Pro forma tangible book value per common share upon completion of the offering		$

Dilution per common share to new investors from offering		$

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes certain selected consolidated financial data for the periods presented. The selected historical financial data as of and for the three and six month periods ended June 30, 2014 and 2013 has been derived from our unaudited condensed consolidated financial statements, included elsewhere in this prospectus. The selected historical financial data as of and for the years ended December 31, 2013 and 2012 has been derived from our audited consolidated financial statements, included elsewhere in this prospectus.

You should read the following information, together with “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

	As of and for the three months ended June 30,		As of and for the six months ended June 30,		As of and for the year ended December 31,
	2014	2013	2014	2013	2013	2012
	(dollars in thousands, except per share data)
Statement of Operations Data:
Interest income	$71,830	$67,851	$139,425	$136,370	$272,343	$240,967
Interest expense	7,808	4,443	13,249	8,768	18,585	16,340

Net interest income	64,022	63,408	126,176	127,602	253,758	224,627
Provision for loan losses	1,165	8,027	6,340	15,774	18,601	40,490

Net interest income after provision	62,857	55,381	119,836	111,828	235,157	184,137
Noninterest income—service fees and revenue	16,060	14,897	32,709	30,706	60,577	43,167
—other noninterest income	1,384	(349)	2,235	1,068	3,756	11,508
Noninterest expense	61,730	61,717	120,808	123,719	252,097	238,396

Income before income taxes	18,571	8,212	33,972	19,883	47,393	416
Income tax expense (benefit)	6,858	—	12,419	—	(56,249)	2,279

Net income (loss)	11,713	8,212	21,553	19,883	103,642	(1,863)
Preferred stock dividends	576	408	1,152	490	1,313	165
Accretion of discount on preferred stock	274	357	548	715	1,430	868

Net income (loss) available to common shareholders	$10,863	$7,447	$19,853	$18,678	$100,899	$(2,896)

Period-End Balance Sheet Data:
Investment securities, available-for-sale	$444,934	$540,996	$444,934	$540,996	$478,690	$561,324
Total loans, net of unearned income	5,342,521	4,232,694	5,342,521	4,232,694	4,859,240	3,992,376
Originated loans	4,090,153	2,422,772	4,090,153	2,422,772	3,393,636	1,748,894
Acquired noncredit impaired loans (“ANCI”)	508,519	738,430	508,519	738,430	587,547	959,662
Acquired credit impaired loans (“ACI”)	743,849	1,071,492	743,849	1,071,492	878,056	1,283,820
Allowance for credit losses (“ACL”)	46,725	45,376	46,725	45,376	44,269	34,102
ACL—originated loans	24,494	15,732	24,494	15,732	14,963	11,559
ACL—ANCI loans	1,639	2,987	1,639	2,987	2,091	2,551
ACL—ACI loans	20,592	26,657	20,592	26,657	27,215	19,992
Total assets	7,051,325	5,900,987	7,051,325	5,900,987	6,453,043	5,728,430
Total deposits	5,684,115	4,882,369	5,684,115	4,882,369	5,346,837	4,633,567
Non-interest-bearing deposits	1,160,274	1,019,917	1,160,274	1,019,917	1,231,179	1,198,720
Interest-bearing deposits	4,523,841	3,862,452	4,523,841	3,862,452	4,115,658	3,434,847
Borrowings and subordinated debentures	289,581	33,578	289,581	33,578	45,659	139,258
Preferred shareholder’s equity	31,189	29,926	31,189	29,926	30,641	29,211
Common shareholder’s equity	993,508	889,196	993,508	889,196	972,865	881,985
Total shareholders’ equity	1,024,697	919,122	1,024,697	919,122	1,003,506	911,196

	As of and for the three months ended June 30,		As of and for the six months ended June 30,		As of and for the year ended December 31,
	2014	2013	2014	2013	2013	2012
	(dollars in thousands, except per share data)
Per Share Data:(3)
Earnings per common share
Basic and diluted	$10,863	$993,508	$19,853	$18,678	$100,899	$(2,896)
Book value per common share	993,508	889,196	993,508	889,196	972,865	881,985
Tangible book value per common share(1)	640,798	525,221	640,798	525,221	614,888	511,581
Weighted average common shares outstanding
Basic and diluted	1	1	1	1	1	1
Performance Ratios:
Return on average common equity(2)	4.76%	3.70%	4.42%	4.52%	11.39%	(0.26)%
Return on average equity(2)	4.61	3.58	4.29	4.36	11.03	(0.25)
Return on average tangible common equity(1)(2)	7.42	6.28	6.93	7.71	18.49	(0.81)
Return on average assets(2)	0.68	0.57	0.65	0.70	1.75	(0.04)
Net interest margin(2)	4.24	5.15	4.30	5.26	4.96	5.66
Service fees and revenue to average assets(2)	0.94	1.04	0.98	1.09	1.02	0.92
Efficiency ratio(1)	72.11	73.84	72.16	72.70	74.20	81.37
Asset Quality Ratios:
Total nonperforming assets (“NPAs”) to total loans and OREO	1.66%	2.52%	1.66%	2.52%	1.90%	3.87%
Originated portfolio NPAs to originated loans and OREO	0.04	—	0.04	—	0.07	0.01
ANCI NPAs to ANCI loans and OREO	1.47	1.71	1.47	1.71	1.62	1.16
ACI NPAs to ACI loans and OREO	10.14	8.48	10.14	8.48	8.77	10.73
Total ACL to total loans	0.87	1.07	0.87	1.07	0.91	0.85
ACL to originated loans	0.60	0.65	0.60	0.65	0.44	0.66
ACL to ANCI loans	0.32	0.40	0.32	0.40	0.36	0.27
ACL to ACI loans	2.77	2.49	2.77	2.49	3.10	1.56
ACL to total nonperforming loans (“NPLs”)	132.33	87.73	132.33	65.96	113.29	43.12
ACL to originated loans NPLs	NM	NM	NM	NM	NM	NM
ACL to ANCI NPLs	25.59	28.59	25.59	30.11	30.34	24.39
ACL to ACI NPLs	75.16	64.77	75.16	47.60	90.79	29.19
Net charge-offs to average loans(2)	0.12	0.05	0.15	0.45	0.20	0.49
Capital Ratios:
Total shareholders’ equity to assets	14.53%	15.58%	14.53%	15.58%	15.55%	15.91%
Tangible common equity ratio(1)	9.57	9.49	9.57	9.49	10.09	9.55
Tier 1 leverage capital	10.76	10.79	10.76	10.79	11.30	11.30
Tier 1 common equity	10.18	11.04	10.18	11.04	10.75	12.33
Tier 1 risk-based capital	11.24	12.41	11.24	12.41	11.90	13.80
Total risk-based capital	12.00	13.40	12.00	13.40	12.70	14.60

(1)	Considered a non-GAAP financial measure. See “Non-GAAP Financial Measures” for a reconciliation of our non-GAAP measures to the most directly comparable GAAP financial measure.
(2)	Annualized for the three and six month periods ended June 30, 2014 and 2013.
(3)	All outstanding shares are owned by our parent-holding company Cadence Bancorp, LLC.
NM	Not meaningful.

NON-GAAP FINANCIAL MEASURES

We identify “efficiency ratio,” “tangible common equity ratio,” “return on average tangible common equity” and “tangible book value per share” as “non-GAAP financial measures.” In accordance with the SEC’s rules, we identify certain financial measures as non-GAAP financial measures if such financial measures exclude or include amounts in the most directly comparable measures calculated and presented in accordance with generally accepted accounting principles (“GAAP”) in effect from time to time in the United States in our statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures, ratios or statistical measures calculated using exclusively financial measures calculated in accordance with GAAP.

The non-GAAP financial measures that we discuss in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate these non-GAAP financial measures may differ from that of other companies reporting measures with similar names, and, therefore, may not be comparable to our non-GAAP financial measures.

Efficiency ratio is defined as adjusted noninterest expenses, which represents total noninterest expenses net of special asset expenses, divided by our adjusted operating revenue, which is equal to net interest income plus noninterest income excluding gains and losses on sales of securities and foreclosed real estate. Also excluded are gains and expenses related to merger and acquisition related activities. In our judgment, the adjustments made to noninterest expense and operating revenue allow management and investors to better assess our performance by removing the volatility that is associated with certain other discrete items that are unrelated to our core business.

Tangible common equity is defined as total shareholders’ equity, excluding preferred stock, less goodwill and other intangible assets. We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in common shareholders’ equity exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing both common equity and assets while not increasing our tangible common equity or tangible assets.

The tangible common equity ratio is defined as the ratio of tangible common equity divided by total assets less goodwill and other intangible assets. We believe that this measure is important to many investors in the marketplace who are interested in relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. We believe that the most directly comparable GAAP financial measure is total shareholders’ equity to total assets.

Return on average tangible common equity is defined as net income divided by average tangible common equity. We believe the most directly comparable GAAP financial measure is the return on average common equity.

Tangible book value per share is defined as book value, excluding the impact of goodwill and other intangible assets, if any, divided by shares of our common stock outstanding.

The information provided below presents a reconciliation of each of our non-GAAP financial measures to the most directly comparable GAAP financial measure.

	As of and for the three months ended June 30,		As of and for the six months ended June 30,		As of and for the year ended December 31,
	2014	2013	2014	2013	2013	2012
	(Dollars in thousands, except per share data)
Efficiency ratio
Noninterest expense	$61,730	$61,717	$120,808	$123,719	$252,097	$238,396
Less: Special asset expenses	2,592	2,601	4,255	5,869	11,102	9,710
Less: Branch closure expenses	15	30	51	159	1,033	—
Less: Merger and acquisition costs	—	169	—	418	958	5,353

Adjusted noninterest expenses (numerator)	$59,123	$58,917	$116,502	$117,273	$239,004	$223,333

Net interest income	$64,022	$63,408	$126,176	$127,602	$253,758	$224,627
Noninterest income	17,444	14,548	34,944	31,774	64,333	54,675
Less: Gains (losses) on other real estate owned, net	262	(786)	1,350	464	(1,572)	10,791
Less: Securities (losses) gains, net	(3)	197	(20)	201	2,877	509
Less: Accretion of FDIC indemnification asset	(781)	(1,243)	(1,663)	(2,592)	(5,318)	(6,462)

Adjusted operating revenue (denominator)	$81,988	$79,788	$161,453	$161,303	$322,104	$274,464

Efficiency ratio	72.11%	73.84%	72.16%	72.70%	74.20%	81.37%

Tangible common equity ratio
Shareholders’ equity	$1,024,697	$919,122	$1,024,697	$919,122	$1,003,506	$911,196
Less: Preferred stock	(31,189)	(29,926)	(31,189)	(29,926)	(30,641)	(29,211)
Less: Goodwill and other intangible assets, net	(352,710)	(363,975)	(352,710)	(363,975)	(357,977)	(370,404)

Tangible common shareholders’ equity (numerator)	640,798	525,221	640,798	525,221	614,888	511,581

Total assets	7,051,325	5,900,987	7,051,325	5,900,987	6,453,043	5,728,430
Less: Goodwill and other intangible assets, net	(352,710)	(363,975)	(352,710)	(363,975)	(357,977)	(370,404)

Tangible assets (denominator)	$6,698,615	$5,537,012	$6,698,615	$5,537,012	$6,095,066	$5,358,024

Tangible common equity ratio	9.57%	9.49%	9.57%	9.49%	10.09%	9.55%

Tangible book value per share
Shareholders’ equity	$1,024,697	$919,122	$1,024,697	$919,122	$1,003,506	$911,196
Less: Preferred stock	(31,189)	(29,926)	(31,189)	(29,926)	(30,641)	(29,211)
Less: Goodwill and other intangible assets, net	(352,710)	(363,975)	(352,710)	(363,975)	(357,977)	(370,404)

Tangible common shareholders’ equity	$640,798	$525,221	$640,798	$525,221	$614,888	$511,581

Common shares issued	1	1	1	1	1	1

Tangible book value per share	$640,798	$525,221	$640,798	$525,221	$614,888	$511,581

Return on average tangible common equity
Average common equity	$987,600	$890,366	$983,130	$887,250	$909,989	$722,783
Less: Average intangible assets	(354,315)	(365,893)	(355,631)	(367,492)	(364,375)	(364,375)

Average tangible common shareholder’s equity	$633,285	$524,473	$627,499	$519,758	$545,614	$358,408

Net income (loss)	11,713	8,212	21,553	19,883	103,642	(1,863)

Return on average tangible common equity	7.42%	6.28%	6.93%	7.71%	18.49%	(0.81%)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the “Selected Historical Consolidated Financial Information,” and our financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

General

The following discussion and analysis presents our results of operations and financial condition on a consolidated basis. Because we conduct all of our material business operations through our banking subsidiary Cadence Bank, N.A., the discussion and analysis relates to activities primarily conducted by the Bank. We generate most of our revenue from interest on loans and investments and fee-based revenues. Our primary source of funding for our loans is deposits. Our largest expenses are interest on these deposits and salaries and related employee benefits. We measure our performance primarily through our net income, pre-tax and pre-loan provision earnings, net interest margin, efficiency ratio, ratio of allowance for credit losses to total loans, return on average assets and return on average equity, among other metrics, while maintaining appropriate regulatory leverage and risk-based capital ratios.

Overview

Cadence Bancorporation is a financial holding company and a Delaware corporation headquartered in Houston, Texas, and is the parent company of Cadence Bank, N.A. With $7.1 billion in assets, $5.3 billion in total loans (net of unearned discounts and fees) and $5.7 billion in deposits as of June 30, 2014 we currently operate a network of 974 branch locations across Texas, Alabama, Florida, Mississippi and Tennessee. We focus on middle-market commercial lending, complemented by retail banking and wealth management services, and provide a broad range of banking services to businesses, high net worth individuals and business owners. Prior to this offering, Cadence Bancorporation has been wholly owned by Cadence Bancorp, LLC, an entity formed in 2009 by banking industry veterans, with the objective of acquiring attractive banking franchises in growth markets. Following its initial formation, Cadence Bancorp, LLC successfully secured $1.0 billion of capital commitments in 2010 from long-term, growth-oriented investors consisting primarily of university endowments and insurance and pension funds. From 2010 to 2012, Cadence Bancorp, LLC called approximately $921 million in capital to fund a combination of organic growth and three key acquisitions: Cadence Bank, N.A., the franchise of Superior Bank and Encore Bank, N.A.

We operate Cadence Bancorporation through three operating segments: Banking, Financial Services and Corporate. Our Banking Segment, which represented approximately 90% of our total revenues for fiscal 2013 and the first half of fiscal 2014, consists of our Commercial Banking, Retail Banking and Private Banking lines of business. Our Commercial Banking activities focus on commercial and industrial (C&I), community banking, business banking and commercial real estate lending and treasury management services to clients in our geographic footprint in Texas and the southeast United States. Within our Commercial Banking line of business, we focus on select

[4]

In July 2014, we announced plans to close 17 of these branches located in Alabama, Florida, Georgia and Mississippi. We expect to realize efficiencies and cost savings from these closures, which are expected to occur by the end of November 2014. See “Branch Network Consolidation.”

industries, which we refer to as our “specialized industries”, in which we believe we have specialized experience and service capabilities. These industries include energy, healthcare, franchise restaurant, technology and convenience and gas retail. In our Retail Banking business line, we offer a broad range of banking services through our branch network to serve the needs of consumers and small businesses. In our Private Banking business line, we offer banking services, such as deposit services and residential mortgage lending, to affluent clients and business owners.

We are focused on organic growth and expanding our position in our markets. We believe that our franchise is positioned for continued growth as a result of prudent lending in our markets through experienced relationship managers and a client-centered, relationship-driven banking model, with particular emphasis on Texas-based expansion and our focus and capabilities in serving specialized industries. We believe our continued growth is supported by (i) our attractive geographic footprint, (ii) the stable and cost efficient deposit funding provided by our acquired franchises (each of which is a long-standing institution with an established customer network), (iii) our veteran board of directors and management team, (iv) our capital position and (v) our credit quality and risk management processes.

Our Acquisitions

A key component of establishing our banking franchise was to expand our businesses through the acquisition of financial institutions, including distressed financial institutions. In March 2011, we completed our first acquisition by acquiring Cadence Bank N.A., based in Starkville, Mississippi, including its 38 branches and $1.2 billion in deposits. Cadence Bank was founded in 1885 and at the time of the acquisition had a long history of providing full financial services, including banking, trust mortgage and investment products in Mississippi, Tennessee, Alabama, Florida and Georgia. In April 2011, we assumed all of the deposits and acquired substantially all the assets of Superior Bank, f.s.b. from the FDIC in an assisted transaction under which the FDIC agreed to provide loss sharing in respect of covered assets. Included in the transaction were 73 retail branches and banking centers across Alabama and Florida and six mortgage offices in Alabama, Florida and Tennessee. Superior Bank was established in 1957 and was headquartered in Tampa, Florida. In connection with the acquisition, we acquired $2.6 billion in deposits. In July 2012, we acquired Encore Bancshares Inc., a financial holding company headquartered in Houston, Texas established in 1928. At the time of the acquisition, Encore Bancshares offered banking, wealth management and insurance services through Encore Bank, N.A., and its affiliated companies. Encore Bank operated 12 branches with $1.0 billion in deposits. The addition of Encore’s trust services and Linscomb & Williams wealth management as well as Town & Country Insurance, enhanced our ability to provide our customers with wealth management, trust and insurance services.

The following table sets forth the fair value of the assets and liabilities we acquired in each of our acquisitions as of the applicable acquisition date:

	Cadence Financial Corporation	Superior Bank, N.A.	Encore Bancshares, Inc.	Total
	(In thousands)
Cash and cash equivalents	$224,727	$371,681	$245,729	$842,137
Securities	366,923	238,538	252,590	858,051
Loans	765,114	1,765,717	1,035,549	3,566,380
Premises and equipment	27,871	1,881	10,017	39,769
Goodwill	63,506	119,134	135,177	317,817
Core deposit intangible	10,054	17,032	39,400	66,486
FDIC indemnification asset	—	288,096	—	288,096
Other assets	56,500	57,904	51,640	166,044

Fair value of assets acquired	1,514,695	2,859,983	1,770,102	6,144,780

Deposits	1,264,546	2,676,480	1,218,471	5,159,497
Other liabilities	181,362	212,506	272,597	666,465
Preferred stock	—	—	28,343	28,343

Fair value of liabilities assumed	1,445,908	2,888,986	1,519,411	5,854,305

Net cash paid (received)	$68,787	$(29,003)	$250,691	$290,475

Upon acquisition, each acquired business was integrated into our franchise, and is not tracked or monitored on an independent basis. Accordingly, the impact of each acquisition on our revenue, expenses and earnings cannot be specifically isolated and quantified.

The unaudited consolidated financial statements of Encore Bancshares Inc. for the six months ended June 30, 2012 and June 30, 2011, and the audited consolidated financial statements of Encore Bancshares Inc. as of and for the years ended December 31, 2011 and December 31, 2010 are included in this prospectus beginning on page F-113.

Key Factors Affecting our Business and Financial Statements

We believe our business and results of operations will be impacted in the future by various trends and conditions, including the following:

Interest Rates:    We anticipate that longer term interest rates will at some point increase over the historic lows experienced since the recent financial crisis. Based on our asset sensitivity as discussed in “Business—Our Business Strategy—Asset Sensitivity,” we believe that once rates do increase, we will generate incrementally more interest income than the increased interest expense required to maintain our deposits and funding sources. While historical trends in rising rate environments can be used as a potential indicator for the necessity and pace of deposit repricing, we anticipate that deposit repricing may be required to occur more quickly and perhaps at greater levels than would have been experienced historically.

Banking laws and regulations:    The banking industry continues to experience intense regulatory focus, and continual revision of rules and regulations. We anticipate that this environment of heightened scrutiny will continue for the industry, and for Cadence Bank specifically, particularly when and if we reach $10.0 billion in assets, which is included in the “mid-sized” bank category for supervision purposes. At and above $10.0 billion in assets, Cadence Bank would become subject to additional regulations, including regulation by the Consumer Financial Protection Bureau (“CFPB”) and the requirements to establish a risk committee chaired by an independent director and undergo company-run stress tests.

Additionally, Cadence Bank becomes subject to Basel III capital regulations beginning January 1, 2015, which, among other modifications, will result in an increase in our risk-weighted assets due to revised weighting of past due loans. As of June 30, 2014, the pro forma estimated impact that this change would have on our risk-weighted assets is an increase of approximately $160 million. We anticipate that the costs of monitoring and operating under heightened regulatory environment will continue to increase.

Asset quality and loss-sharing arrangements:    Our originated loan portfolio averages 14 months outstanding, and the acquired portfolios were marked to fair value at acquisition, and certain of the loans are covered by FDIC—loss sharing arrangements (see “—FDIC Indemnification”). Accordingly, our credit statistics, loan provision trends and other credit indicators are generally currently more favorable than we would expect on a fully normalized basis. As a result, over time, as the acquired portfolio declines and the originated portfolio continues to grow and season, we anticipate our asset quality indicators to mature and normalize, and thus trend negatively from current levels, although we believe our underwriting practices are prudent and we strive to maintain long-term credit quality metrics favorable to peers.

Cost efficiency:    Since 2011, we have invested significantly in our infrastructure, including management, lending teams, systems and integration. As a result, our ratio of expenses to revenue has been greater than that experienced by many of our peer financial institutions. While ongoing investment in our business is anticipated to continue, the pace of normalized expense growth is generally anticipated to increase at a slower rate than our revenue growth, which we anticipate will result in a declining trend over time in our efficiency ratio (as defined in “Non-GAAP Financial Measures”).

Competition:    The industry and businesses in which we operate are highly competitive, and as the economy continues to improve slowly, we anticipate that that competition will continue to increase. We may see increased competition through areas including market rates, underwriting, products and structure. While we seek to maintain an appropriate risk-adjusted spread on our business, we anticipate that we will experience continued pressure on our net interest margins as we operate in this competitive environment.

Acquired Loan Accretion and Costs:    As a result of our acquisitions, we have experienced accretion in our interest income as a result of the accretable difference on our acquired credit-impaired (“ACI”) loan portfolio. Total scheduled accretion reflected in interest income was $132 million and $100 million for the years ended December 31, 2012 and 2013, and $18 million and $37 million for the quarter and six months ended June 30, 2014, respectively. As these acquired portfolios are reduced through payoffs, paydowns, foreclosures or charge-offs, the scheduled accretion declines. (In addition to scheduled accretion, a portion of our accretion recognized in a period represents recovery income from higher cash flows received than were expected on non-pooled loans, or received sooner than expected. These cash flows vary and are difficult to estimate.) Accordingly, we expect the proportion of our revenues attributable to scheduled accretion to continue to decline as the related assets are reduced and for the recovery income to trend downward. Conversely, absent future acquisitions, we expect the proportion of our revenues attributable to our organically originated portfolio will continue to increase. Additionally, we incur expenses and provisions related to special assets and loans targeted for work-out attributable to the acquired loan portfolios. Just as the accretion is impacted as these portfolios decline, these special assets costs are also anticipated to decline and become a lesser percentage of our operating expenses and loan provisions going forward. Total special asset expense was $9.7 million and $11.1 million for the years ended December 31, 2012 and 2013 and $2.6 million and $4.3 million for the quarter and six months ended June 30, 2014, respectively. Total provision for credit losses related to the acquired loan portfolios (both ACI and ANCI) was $30.5 million and $15.1 million for the years ended December 31, 2012 and 2013 and $(3.8) million and $(3.3) million for the quarter and six- months ended June 30, 2014, respectively.

Recent Developments

In August 2014, we redeemed for $32.9 million in cash, 32,914 shares of our Senior Non-Cumulative Preferred stock, Series B, par value $1.00 per share, with a liquidation value of one-thousand dollars per share issued to the Secretary of the Treasury. This preferred stock had a current interest rate of 7.0% and was included as Tier 1 capital at Cadence Bancorporation. At redemption, we incurred a charge of $1.8 million related to the remaining unamortized discount originally recorded in connection with the Encore acquisition.

In July 2014, the decision was made to close 17 branches located primarily in Alabama and Florida during the fourth quarter of 2014. These branches have deposits totaling approximately $308 million and loans of $55 million. The majority of the branches scheduled to close have Cadence offices nearby where our customers can conduct their banking business, and efforts will be made to retain these customers. We expect to incur closure costs of approximately $5.1 million during the third and fourth quarters of 2014, however, annual net expense savings are expected of $4.8 million.

On June 16, 2014, Cadence Bancorporation completed an unregistered $245.0 million multi-tranche debt transaction to enhance its liquidity and its and the Bank’s capital levels to support balance sheet growth. Details of the four tranches of debt issued are as follows:

•	$135 million, 5-year senior holding company note, interest rate 4.875%, due June 28, 2019

•	$50 million 7-year senior holding company note, interest rate 5.375%, due June 28, 2021

•	$35 million 15-year, 10-year callable, subordinated holding company note, interest rate 7.250%, due June 28, 2029

•	$25 million 15-year 10-year callable, subordinated Bank note, interest rate 6.250%, due June 28, 2029

The senior transactions were structured with 5- and 7-year maturities to provide holding company liquidity and to stagger our debt maturity profile. The subordinated debt transactions were structured with a 15-year maturity, 10-year call options, and fixed-to-floating interest rates in order to maximize regulatory capital treatment. The subordinated debt structure was designed to achieve full Tier 2 capital treatment for 10 years.

On March 21, 2014, we entered into a loan agreement with an unaffiliated third party to borrow up to $75.0 million, less applicable debt issuance costs, with interest payable monthly at a variable rate of LIBOR plus five percent. Of the net cash proceeds of $73.9 million, $60.0 million was contributed to the Bank as equity. We retired the debt in June 2014 upon completion of the multi-tranche debt transaction discussed above.

Primary Factors Used to Evaluate Our Business

As a financial institution, we manage and evaluate various aspects of both our results of operations and our financial condition. We evaluate the levels and trends of the line items included in our balance sheet and income statement, as well as various financial ratios that are commonly used in our industry. We analyze these ratios and financial trends against our budgeted performance and the financial condition and performance of comparable financial institutions in our region and nationally. Our financial information is prepared in accordance with GAAP. Application of these principles requires management to make complex and subjective estimates and judgments that affect the amounts reported in the following discussion and in our consolidated financial statements and accompanying notes. For more information on our accounting policies and estimates, including in respect of business combinations, fair value measurement, allowances for credit losses, OREO and deferred tax assets, and our decision not to opt out of the extended transition period under the JOBS Act under which an emerging growth company can elect to opt out of the extended transition period for adopting any new or revised accounting standards that may be issued. See “Critical Accounting Policies and Estimates.”

Statement of Operations Metrics

Net Interest Income

Net interest income represents the amount by which interest income on interest-earning assets exceeds interest expense incurred on interest-bearing liabilities. The net interest margin represents net interest income divided by average interest-earning assets. We earn interest income from interest, dividends and fees earned on interest-earning assets, the recognition of accretable yield associated with acquired credit impaired (“ACI”) loans, and the amortization and accretion of discounts and premiums on investment securities. We incur interest expense on interest-bearing liabilities, including interest-bearing deposits, borrowings and other forms of indebtedness as well as from amortization and accretion of discounts and premiums on purchased time deposits and debt. We seek to improve our net interest income by originating loans we believe to be high-quality and funding these assets primarily with lower-cost customer deposits.

Provision for Credit losses

The provision for credit losses is the amount of expense that, based on our judgment, is required to maintain the allowance for credit losses at an adequate level to absorb probable losses inherent in the loan portfolio at the balance sheet date. The determination of the amount of the allowance is complex and involves a high degree of judgment and subjectivity. See “—Provision for Credit Losses,” “—Asset Quality,” “—Allowance for Credit Losses” and “—Critical Accounting Policies and Estimates.”

Noninterest Income

Noninterest income includes service charges on deposit accounts, debit card income, mortgage loan revenue, treasury management fees, investment advisory and trust fees, insurance, retail brokerage fees, amortization on the FDIC indemnification asset, other operating income and investment securities gains and losses.

Noninterest Expense

Noninterest expense includes salary and employee benefits, net occupancy expense, merger related expenses, accounting, legal and other professional expenses, FDIC and OCC assessments, special asset related expenses and other operating expenses. We monitor the ratio of noninterest expense to net revenues (net interest income plus noninterest income), which is commonly known as the efficiency ratio.

Net Income (Loss)

We evaluate our net income (loss) using the common industry ratio, return on assets (“ROA”), which is equal to net income for the period annualized, divided by the average of total assets for the period, and return on shareholders’ equity (“ROE”), which is equal to net income (loss) for the period annualized, divided by the average of total shareholders’ equity for the period. Management also measures performance by comparing earnings before tax, adjusted for certain items related to its acquisitions, such as provision on acquired loans, branch closure expenses, merger costs, intangible asset amortization and increased yield on the acquired loan portfolio due to cash flow improvements.

Balance Sheet Drivers

Loan Growth

In addition to completing and integrating our acquisitions, we have demonstrated loan growth in our targeted markets.

We monitor new loan production on a weekly basis by loan type, borrower type, market and profitability. Our operating strategy focuses on growing assets by originating loans that we believe to be high credit quality with favorable pricing. For the six months ended June 30, 2014, total loans (net of unearned discounts and fees) increased $483 million to $5.34 billion from $4.86 billion at December 31, 2013. For the year ended December 31, 2013, our loans increased $867 million from $3.99 billion at December 31, 2012.

Asset Quality

Since 2011, we have focused on originating high-quality loans and disposing of acquired nonperforming assets, balancing rapid disposition with maximizing economic outcome. We are continually working to improve the diversification of our portfolio by reducing the acquired portfolios and increasing the contribution of organically originated commercial and consumer loans.

We focus on asset quality strength by aiming to maintain robust underwriting standards and proactive monitoring and reporting of the loan portfolio. We seek to maintain effective credit risk management through collaboration between our lines of business, credit administration and risk management. We believe that prudent underwriting, proactive monitoring of the portfolio and early detection of problem loans support Cadence’s ability to maintain high asset quality standards.

Credit risk is governed and reported up to the board of directors primarily through our senior credit risk management committee. The senior credit risk management committee reviews credit portfolio management information such as delinquencies, policy updates and changes, nonperforming loans and assets, concentrations of credit, credit reviews, asset quality trends and portfolio analysis.

A portion of our loan portfolio is comprised of acquired credit impaired (“ACI”) loans, which are loans that at the date of acquisition exhibit evidence of credit deterioration since origination and for which it is probable that we will not collect all principal and interest payments in accordance with the terms of the loan agreement. At acquisition, the expected shortfall in future cash flows, as compared to the contractual amount due, is recognized as a nonaccretable discount. Any excess of expected cash flows over the acquisition date fair value is known as the accretable discount, and is recognized as accretion income over the life of each pool or individual loan. ACI loans that meet the criteria for nonaccrual of interest at the time of acquisition may be considered performing upon acquisition, regardless of whether the customer is contractually delinquent, if the timing and expected cash flows on such loans can be reasonably estimated and if collection of the new carrying value (fair value) of such loans is expected. However, if the timing or amount of the expected cash flows cannot be reasonably estimated, an ACI loan is placed in nonaccruing status. Expected cash flows over the acquisition date fair value are periodically re-estimated utilizing the same cash flow methodology used at the time of acquisition and subsequent decreases to the expected cash flows will generally result in a provision for credit losses charge in the consolidated statements of operations. Conversely, subsequent increases in expected cash flows result in a transfer from the non-accretable discount to the accretable discount, which has a positive impact on accretion income prospectively. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change. See “—Critical Accounting Policies and Estimates.”

Deposit Growth

We monitor deposit growth by account type, market, rate, source and average balance on an ongoing basis. We seek to fund loan growth primarily with customer deposits.

Liquidity

We manage and measure our liquidity risk by monitoring the composition of our funding mix, monitoring liquidity ratios, maintaining minimum liquidity thresholds and by performing forward cash flow gap reports in various scenarios designed to simulate possible stressed liquidity environments. We attempt to limit our liquidity risk by setting Board approved concentration limits on sources of funds, limits on liquidity ratios used to measure liquidity risk, and maintaining required levels of on-hand liquidity.

Capital

We manage capital to comply with our internal planning targets and regulatory capital standards, including the requirements of the OCC Operating Agreement. We monitor capital levels on an ongoing basis, perform periodic evaluations under stress scenarios and project capital levels in connection with our growth plans to ensure appropriate capital levels. We evaluate a number of capital ratios, including Tier 1 capital to total adjusted assets (the leverage ratio), Tier 1 capital to risk-weighted assets, Tier 1 common equity to risk-weighted assets, and our tangible common equity ratio.

Operating Highlights

The year ended December 31, 2013 was our first full fiscal year of operations after the completion of the acquisition of Encore in 2012, our most recent acquisition. These operations resulted in the following highlights for the first and second quarters of 2014 and the full year 2013:

•	Strong Balance Sheet Growth:

•	We have grown our total loans (net of unearned discounts and fees) from $4.0 billion as of December 31, 2012 to $5.34 billion as of June 30, 2014, an increase of 33.8% over six quarters;

•	Our originated loan portfolio has grown from $1.75 billion to $4.09 billion over the same time period, which we believe evidences our strong relationship lending franchise; and

•	Total deposits have grown from $4.63 billion at December 31, 2012 to $5.68 billion as of June 30, 2014, an increase of 23%.

•	Texas and C&I Franchise Driving Growth:

•	Our Texas loan portfolio has grown from 41% of our total loans as of December 31, 2012 to 46% as of June 30, 2014;

•	52% of our originated loan commitments during the eighteen month period ended June 30, 2014 were in Texas; and

•	C&I has grown to 60% of our total loans as of June 30, 2014 from 52% as of December 31, 2012.

•	Improving Operating Metrics and Controlled Expenses:

•	Our adjusted operating revenue was $161.5 million for the six months ended June 30, 2014 and $322.1 million for the year ended December 31, 2013, compared to $161.3 million for the six months ended June 30, 2013, and $274.5 million for the year ended December 31, 2012, respectively;

•	Our efficiency ratio was 72.2% for the six months ended June 30, 2014 and 74.2% for the year ended December 31, 2013, compared to 72.7% for the six months ended June 30, 2013, and 81.4% for the year ended December 31, 2012, respectively;

•	Our service fee revenue totaled $32.7 million for the six months ended June 30, 2014 and $60.6 million for the year ended December 31, 2013, compared to $30.7 million for the six months ended June 30, 2013, and $43.2 million for the year ended December 31, 2012, respectfully; and

•	Our adjusted noninterest expense totaled $116.5 million for the six months ended June 30, 2014 and $239.0 million for the year ended December 31, 2013, compared to $117.3 million for the six months ended June 30, 2013, and $223.3 million for the year ended December 31, 2012, respectively.

•	Low-Risk Balance Sheet:

•	24% of our loan portfolio as of June 30, 2014 is acquired and was marked to estimated fair value through purchase accounting, with the balance reflecting organically originated loans since 2011;

•	95% of our investment portfolio is made up of U.S. Agency backed securities as of June 30, 2014;

•	Strong credit performing originated portfolio with NPL/originated loans of 0.04% as of June 30, 2014; and

•	Strong capital with Tier 1 leverage ratio of 10.8% as of June 30, 2014.

Business Segments

Overview

We operate Cadence Bancorporation through three operating segments: Banking, Financial Services and Corporate.

Our Banking Segment includes our Commercial Banking, Retail Banking and Private Banking lines of business. Our Commercial Banking line of business includes a general business services component primarily focusing on commercial and industrial (C&I), community banking, business banking and commercial real estate lending and treasury management services to clients in our geographic footprint in Texas and the southeast United States. In addition, our Commercial Banking line of business includes within C&I a separate component that focuses on select industries (which we refer to as our “specialized industries”) in which we believe we have specialized experience and service capabilities, including energy, healthcare, franchise restaurant, technology, and convenience and gas retail. We serve clients in these specialized industries both within our geographic footprint and throughout the United States as a result of the national orientation of many of these businesses. Our Retail Banking line of business offers a broad range of retail banking services including mortgage services through our branch network to serve the needs of consumer and small businesses in our geographic footprint. Our Private Banking line of business offers banking services and loan products tailored to the needs of our high-net worth clients in our geographic footprint.

Our Financial Services Segment includes our Trust, Retail Brokerage, Investment Services and Insurance businesses. These businesses offer products independently to their own customers as well as to Banking Segment clients. Investment Services operates through the “Linscomb & Williams” name and Insurance operates though the “Cadence Insurance” name. The products offered by the businesses in our Financial Services Segment primarily generate non-banking service fee income. Our Corporate Segment reflects parent-only activities, including debt and capital raising, and intercompany eliminations.

While this section reviews financial performance from a business segment perspective, it should be read in conjunction with the discussion of Results of Operations, Note 22 of the Notes to Consolidated Financial Statements, and our consolidated financial statements and other notes thereto for a full understanding of our consolidated financial performance.

Business segment results are determined based upon our management reporting system, which assigns balance sheet and income statement items to each of the business segments. The process is based on our organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions and the results are not necessarily prepared in accordance with generally accepted accounting principles.

The following table presents the operating results of our segments for the periods presented:

	Segments
	Banking	Financial Services	Corporate	Consolidated
	(In thousands)
Three months Ended June 30, 2014
Net interest income	$66,823	$(10)	$(2,791)	$64,022
Provision for credit losses	1,165	—	—	1,165
Noninterest income	7,280	9,868	296	17,444
Noninterest expense	53,352	8,170	208	61,730
Income taxes	6,854	591	(587)	6,858

Net income (loss)	$12,732	$1,097	$(2,116)	$11,713

Three months Ended June 30, 2013
Net interest income	$64,012	$(13)	$(591)	$63,408
Provision for credit losses	8,027	—	—	8,027
Noninterest income	5,925	8,623	—	14,548
Noninterest expense	54,191	7,495	31	61,717
Income taxes	2,702	390	(3,092)	—

Net income (loss)	$5,017	$725	$2,470	$8,212

Six Months Ended June 30, 2014
Net interest income	$129,769	$(20)	$(3,573)	$126,176
Provision for credit losses	6,340	—	—	6,340
Noninterest income	14,798	19,852	294	34,944
Noninterest expense	104,665	15,902	241	120,808
Income taxes	11,747	1,375	(703)	12,419

Net income (loss)	$21,815	$2,555	$(2,817)	$21,553

Six Months Ended June 30, 2013
Net interest income	$128,815	$(27)	$(1,186)	$127,602
Provision for credit losses	15,774	—	—	15,774
Noninterest income	14,439	17,332	3	31,774
Noninterest expense	108,879	14,682	158	123,719
Income taxes	6,511	918	(7,429)	—

Net income	$12,090	$1,705	$6,088	$19,883

	Segments
	Banking	Financial Services	Corporate	Consolidated
	(In thousands)
Year Ended December 31, 2013
Net interest income	$256,145	$(49)	$(2,338)	$253,758
Provision for credit losses	18,601	—	—	18,601
Noninterest income	28,700	35,633	—	64,333
Noninterest expense	221,955	29,899	243	252,097
Income taxes	15,501	1,990	(73,740)	(56,249)

Net income	$28,788	$3,695	$71,159	$103,642

Year Ended December 31, 2012
Net interest income	$225,952	$25	$(1,350)	$224,627
Provision for credit losses	40,490	—	—	40,490
Noninterest income	39,274	15,312	89	54,675
Noninterest expense	225,443	12,710	243	238,396
Income taxes	(248)	920	1,607	2,279

Net (loss) income	$(459)	$1,707	$(3,111)	$(1,863)

Banking Segment

Our Banking Segment is our largest business segment and generates the majority of our net income. Net income for the Banking Segment was $12.7 million and $21.8 million for the three- and six- month periods ended June 30, 2014, respectively, compared to $5.0 million and $12.1 million, respectively, for the three and six month periods ended June 30, 2013. The Banking Segment’s net income (loss) for the year ended December 31, 2013 was $28.8 million compared to a net loss of $(459) thousand for the year ended December 31, 2012.

Our Banking Segment’s net income is composed of net interest earned on our loan and investment portfolios, in addition to service fees and revenue from our deposit and loan customers. The Banking Segment expenses includes all interest expense on our deposit accounts and other bank liabilities, operational and administrative expenses related to the business conducted in this segment and the provision for credit losses on our loan portfolio. All of these income and expense components, including noninterest expense, are discussed in greater detail elsewhere in this section.

Financial Services Segment

Our Financial Services Segment primarily generates non-banking fee revenue from trust services, insurance, investment and retail brokerage services. Net income for the Financial Services Segment was $1.1 million and $2.6 million for the three- and six- month periods ended June 30, 2014, respectively, compared to $725 thousand and $1.7 million, respectively, for the three- and six month periods ended June 30, 2013. The Financial Services Segment’s net income for the year ended December 31, 2013 was $3.7 million compared to $1.7 million for the year ended December 31, 2012. The significant increase between 2012 and 2013 was the result of a full year of income from Linscomb and Williams & Cadence Insurance in 2013 as these companies were acquired in the Encore acquisition in 2012. For additional discussion, please see “—Noninterest income” and “—Noninterest expense.”

Corporate Segment

The loss in our Corporate Segment is primarily related to the interest expense on our corporate senior and subordinated debt. Net loss for the Corporate Segment was $(2.1) million and $(2.8) million for the three- and six-month periods ended June 30, 2014, respectively, compared to a net loss of $(0.6) million and net income of $6.1 million, respectively, for the three- and six month periods ended June 30, 2013. The Corporate Segment’s net income for the year ended December 31, 2013 was $71.2 million compared to a net loss of $(3.1) million for the year ended December 31, 2012. For additional discussion, please refer to “—Net interest income” and “—Borrowing.”

Results of Operations

Earnings

We reported net income for the three and six month periods ended June 30, 2014 of $11.7 million and $21.6 million, respectively, compared to $8.2 million and $19.9 million for the three and six month periods ended June 30, 2013. Our net income for the year ended December 31, 2013 totaled $103.6 million, which includes an income tax benefit of $56.3 million, compared to a net loss of $(1.9) million for the year ended December 31, 2012. The following table presents key earnings data for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2014	2013	2013	2012
	(Dollars in thousands, except per share data)
Net income (loss)	$11,713	$8,212	$21,553	$19,883	$103,642	$(1,863)
Net income (loss) income applicable to common shareholders	10,863	7,447	19,853	18,678	100,899	(2,896)
Net income (loss) per common share—basic and diluted (1)	10,863	7,447	19,853	18,678	100,899	(2,896)
Net interest margin	4.24%	5.15%	4.30%	5.26%	4.96%	5.66%
Net interest spread	4.07	5.04	4.16	5.14	4.84	5.54
Return on average assets(2)	0.68	0.57	0.65	0.70	1.75	(0.04)
Return on average common equity(2)	4.76	3.70	4.42	4.52	11.39	(0.26)
Return on average tangible common equity(2)(3)	7.42	6.28	6.93	7.71	18.49	(0.81)
Return on average equity(2)	4.61	3.58	4.29	4.36	11.03	(0.25)

(1)	All outstanding shares are owned by our parent holding company Cadence Bancorp LLC.
(2)	Annualized for the three and six month periods ended June 30, 2014 and 2013.
(3)	Considered a non-GAAP financial measure. See “Non-GAAP Financial Measures” for a reconciliation of our non-GAAP measures to the most directly comparable GAAP financial measure.

Net Interest Income

The largest component of our net income is net interest income, which is the difference between the income earned on interest-earning assets and interest paid on deposits and borrowings. We manage our interest-earning assets and funding sources to maximize our net interest margin. (See “—Quantitative and Qualitative Disclosures about Market Risk” for a discussion regarding our interest rate risk). Net interest income is determined by the rates earned on our interest-earning assets, rates paid on our interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, the degree of mismatch and the maturity and re-pricing characteristics of our interest-earning assets and interest-bearing liabilities. Net interest income divided by average interest-earning assets represents our net interest margin.

Interest earned on our loan portfolio is the largest component of our interest income. Our originated and ANCI portfolios are presented at the principal amount outstanding net of deferred origination fees and unamortized discounts and premiums. Interest income is recognized based on the principal balance outstanding and the stated rate of the loan. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan. ANCI loans acquired through our acquisitions were initially recorded at fair value. Discounts or premiums created when the loans were recorded at their estimated fair values at acquisition are being accreted over the remaining term of the loan as an adjustment to the related loan’s yield.

The performance of loans within our ACI portfolios has a significant impact on interest income as the remaining discounts and proceeds received in excess of expected cash flow amounts, are realized in interest income when loans are closed through payoff, charge off, workout, sale or foreclosure. At acquisition, the expected shortfall in future cash flows on our ACI portfolio, as compared to the contractual amount due, was recognized as a non-accretable discount. Any excess of expected cash flows over the acquisition date fair value is known as the accretable discount, and is recognized as accretion income over the life of each pool or individual ACI loan. Expected cash flows over the acquisition date fair value are re-estimated quarterly utilizing the same cash flow methodology used at the time of acquisition. Any subsequent decreases to the expected cash flows will generally result in a provision for credit losses charge in the consolidated statements of operations. Conversely, subsequent increases in expected cash flows result in a transfer from the non-accretable discount to the accretable discount, which has a positive impact on accretion income prospectively.

The following table summarizes the amount of interest income related to our ACI portfolio for the periods presented:

	Three Months Ended June 30		Six Months Ended June 30		Year Ended December 31,
	2014	2013	2014	2013	2013	2012
			(Dollars in thousands)
Scheduled accretion for the period	$17,603	$26,050	$36,895	$55,420	$100,129	$131,595
Recovery income for the period	7,327	5,662	11,170	11,136	21,572	17,222

Total interest realized on the ACI portfolio	$24,930	$31,712	$48,065	$66,556	$121,701	$148,817

Yield on ACI Portfolio
Scheduled accretion for the period	9.00%	9.44%	9.10%	9.58%	9.37%	8.46%
Recovery income for the period	3.75	2.05	2.75	1.92	2.02	1.11

Total yield on the ACI portfolio	12.75%	11.49%	11.85%	11.50%	11.38%	9.56%

The following table is a rollforward of the accretable difference on our ACI portfolio for the periods indicated:

	For the Periods Ended
	June 30, 2014		December 31,
	Three months ended	Six months ended	2013	2012
	(Dollars in thousands)
Balance of accretable difference at beginning of period	$225,006	$242,966	$374,674	$387,675
Addition from Encore acquisition	—	—	—	26,019
Decreases from accretion, maturities/payoffs, foreclosures and charge-offs	(27,436)	(52,530)	(164,201)	(187,243)
Reclass from nonaccretable difference	8,809	15,943	32,493	148,223

Balance of accretable difference at end of period	$206,379	$206,379	$242,966	$374,674

Three Months Ended June 30, 2014 and 2013

Our net interest income (fully taxable-equivalent, or “FTE”) for the three- month periods ended June 30, 2014 and 2013 was $64.1 million and $63.5 million, respectively, a decrease of $0.6 million. Our net interest margin for the three- month periods ended June 30, 2014 and 2013 was 4.24% and 5.15%, respectively, a decrease of 91 basis points, driven by lower loan yields. The yield on our total loan portfolio declined 104 basis points to 5.22% for the second quarter of 2014 from 6.26% for the second quarter of 2013 due to an increase in the volume of our lower yielding originated portfolio and the decline of our higher yielding ACI portfolio. The following table sets forth, on a tax equivalent basis, the components of our net interest income with the effect that the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the second quarters of 2014 and 2013:

	Three Months Ended June 30, 2014 vs. 2013
	Net Interest Income		Increase (Decrease)	Changes Due To(1)
	2014	2013		Rate	Volume
	(Dollars in thousands)
Increase (decrease) in:
Income from interest-earning assets:
Interest and fees on loans:
Originated and ANCI loans	$43,691	$32,463	$11,227	$(3,411)	$14,639
ACI portfolio	24,930	31,712	(6,782)	3,198	(9,980)
Interest on securities:
Taxable	2,932	3,420	(488)	268	(756)
Tax-exempt(2)	125	176	(51)	4	(55)
Interest on federal funds	1	2	(1)	1	(2)
Interest on short-term investment	196	140	56	—	56

Total interest income	71,875	67,913	3,961	60	3,902
Expense from interest-bearing liabilities:
Interest on demand deposits	2,338	1,504	833	256	578
Interest on savings deposits	156	194	(38)	—	(38)
Interest on time deposits	2,447	2,140	307	216	91
Interest on other borrowings	2,134	11	2,123	1,964	159
Interest on subordinated debentures	733	594	140	(36)	175

Total interest expense	7,808	4,443	3,365	2,400	965

Net interest income	$64,067	$63,470	$596	$(2,340)	$2,937

(1)	The change in interest income due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the changes in each.
(2)	Interest income and yields are presented on a tax equivalent basis using a Federal tax rate of 35% on our state, county and municipal investment portfolios.

Our total interest income for the second quarter of 2014 totaled $71. 9 million compared to $67.9 million for the second quarter of 2013. This increase is primarily the result of an increase in the volume of our originated loans offset by declines in the volume of our ACI portfolio and yield of our originated and ANCI loan portfolio as discussed above. The following table presents a comparison of loan portfolio yields on a linked quarter basis that includes the first and second quarters of 2014:

	Three Months Ended June 30, 2014			Three Months Ended March 31, 2014
	Average Balance	Interest Income	Yield	Average Balance	Interest Income	Yield
Loans, net of unearned income
Originated loans	$3,603,477	$36,742	3.72%	$3,603,592	$33,304	3.72%
ANCI loans	525,620	6,949	5.30	568,873	7,827	5.58
ACI Loans	784,446	24,930	12.75	852,441	23,135	11.01

Total loans	$5,270,543	$68,621	5.22%	$5,024,906	$64,266	5.19%

The yield on our ACI portfolio fluctuates due to the volume and timing of cash flows received or expected to be received. The yield on our ACI portfolio for second quarter of 2014 was 12.75% compared to 11.01% for first quarter of 2014 and 11.49% for the second quarter of 2013. During the second quarter of 2014, interest income on the ACI portfolio included $7.3 million in remaining discount and recovery income, compared to $3.8 million in the first quarter of 2014 and $5.7 million in the second quarter of 2013. These amounts were realized on certain individual loans that were settled before expected, or where we received amounts above our estimates. Excluding these amounts, the yield on our ACI loans would have been 9.18% and 9.00% for the first and second quarters of 2014, respectively, and 9.44% for the second quarter of 2013. Our total loan yield, excluding these amounts would have been 4.88% and 4.66% for the first and second quarters of 2014, respectively, and 5.70% for the second quarter of 2013.

Our interest expense for the second quarters of 2014 and 2013 was $7.8 million and $4.4 million, respectively, an increase of $3.4 million. This increase is primarily related to the recognition of deferred debt origination costs related to the prepayment of our $75 million term loan in connection with the completion of our $245 million debt issuance in June, 2014, and higher deposit volumes in our interest bearing demand accounts. The increase in demand deposit accounts reflects our strategy to fund loan growth and increase our core deposit base. The debt issuance strengthens our liquidity position and improves our regulatory capital ratios. While the cost of deposits remained relatively flat at 0.35% for the second quarter of 2014 as compared to 0.33% for the second quarter of 2013, the cost of funds on our interest-bearing liabilities increased 20 basis points to 0.68% for the second quarter of 2014 from 0.47% for the second quarter of 2013 primarily because of the increase in debt related costs.

The following table presents, on a tax equivalent basis, for the second quarters of 2014 and 2013, our average balance sheet and our average yields on assets and average costs of liabilities. Average yields are calculated by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been calculated on a daily basis, except for ACI loans, which is a monthly average.

	Three Months Ended June 30,
	2014			2013
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)
	ASSETS
Interest-earning assets:
Loans, net of unearned income(1)
Originated and ANCI loans	$4,486,097	$43,691	3.91%	$3,006,935	$32,463	4.33%
ACI portfolio	784,446	$24,930	12.75	1,106,969	$31,712	11.49

Total loans	5,270,543	68,621	5.22	4,113,904	64,175	6.26
Investment securities
Taxable	448,134	2,932	2.62	566,985	3,420	2.42
Tax-exempt(2)	7,388	125	6.79	10,668	176	6.62

Total investment securities	455,522	3,057	2.69	577,653	3,596	2.50
Federal funds sold	2,593	1	0.15	7,708	2	0.10
Short-term investments	335,140	196	0.23	246,943	140	0.23

Total interest-earning assets	6,063,798	71,875	4.75	4,946,208	67,913	5.51
Noninterest-earning assets:
Cash and due from banks	57,465			65,537
Premises and equipment	86,819			95,634
Accrued interest and other assets	707,102			667,362
Allowance for credit losses	(46,457)			(45,041)

Total assets	$6,868,727			$5,729,700

LIABILITIES AND SHAREHOLDERS’ EQUITY

Interest-bearing liabilities:
Demand deposits	$3,109,401	$2,338	0.30	$2,309,976	$1,504	0.26
Savings deposits	263,612	156	0.24	319,007	194	0.24
Time deposits	1,116,673	2,447	0.88	1,071,309	2,140	0.80

Total interest-bearing deposits	4,489,868	4,940	0.44	3,700,292	3,838	0.42
Other borrowings	103,956	2,134	8.23	23,444	11	0.19
Subordinated debentures	43,820	733	6.72	33,425	594	7.13

Total interest-bearing liabilities	4,637,462	7,808	0.68	$3,757,161	4,443	0.47
Noninterest-bearing liabilities:
Demand deposits	1,165,133			1,007,504
Accrued interest and other liabilities	47,506			44,974

Total liabilities	5,850,101			4,809,639
Shareholders’ equity	1,018,626			920,061

Total liabilities and shareholders’ equity	$6,868,727			$5,729,700

Net yield on earning assets (net interest margin)		64,067	4.07%		63,470	5.04%

Net yield on earning assets			4.24%			5.15%

Taxable equivalent adjustment:
Investment securities		(45)			(62)

Net interest income		$64,022			$63,408

(1)	Nonaccrual loans are included in loans, net of unearned income. No adjustment has been made for these loans in the calculation of yields.
(2)	Interest income and yields are presented on a taxable equivalent basis using a tax rate of 35%.

Six Months Ended June 30, 2014 and 2013

Our net interest income (FTE) for the six-month periods ended June 30, 2014 and 2013 was $126.3 million and $127.7 million, respectively, a decrease of $1.4 million. Our net interest margin for the six-month periods ended June 30, 2014 and 2013 was 4.30% and 5.26%, respectively, a decrease of 96 basis points. The following table sets forth, on a tax equivalent basis, the components of our net interest income with the effect that the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the six-month periods ended June 30, 2014 and 2013:

	Six Months Ended June 30, 2014 vs. 2013
	Net Interest Income		Increase (Decrease)	Changes Due To(1)
	2014	2013		Rate	Volume
	(Dollars in thousands)
Increase (decrease) in:
Income from interest-earning assets:
Interest and fees on loans:
Originated and ANCI loans	$84,825	$62,688	$22,137	$(6,044)	$28,181
ACI portfolio	48,065	66,556	(18,491)	1,969	(20,460)
Interest on securities:
Taxable	6,028	6,620	(592)	775	(1,367)
Tax-exempt(2)	251	351	(100)	16	(116)
Interest on federal funds	3	6	(3)	2	(5)
Interest on short term investments	341	272	69	(12)	81

Total interest income	139,513	136,493	3,020	(3,294)	6,314
Expense from interest-bearing liabilities:
Interest on demand deposits	4,484	2,750	1,734	477	1,257
Interest on savings deposits	318	395	(77)	(15)	(62)
Interest on time deposits	4,786	4,366	420	445	(25)
Interest on other borrowings	2,371	67	2,304	2,292	12
Interest on subordinated debentures	1,290	1,190	100	(93)	193

Total interest expense	13,249	8,768	4,481	3,106	1,375

Net interest income	$126,264	$127,725	$(1,461)	$(6,400)	$4,939

(1)	The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the changes in each.
(2)	Interest income and yields are presented on a tax equivalent basis using a Federal tax rate of 35% on our state, county and municipal investment portfolio.

Our interest income (FTE) for the six months ended June 30, 2014 totaled $139.5 million compared to $136.5 million for the six months ended June 30, 2013. This increase of $3.0 million is primarily the result of an increase in the volume of our originated loans offset by a decline in the volume of our ACI portfolio and overall yield of our originated and ANCI loan portfolios. The yield on our loan portfolio declined 118 basis points to 5.21% for the six months ended June 30, 2014 from 6.39% for the six months ended June 30, 2013 due to an increase in the volume of our lower yielding originated portfolio and the decline of our higher yielding ACI portfolio. The following table presents our loan portfolio yields for the six- months ended June 30, 2014 for each of the originated, ANCI and ACI portfolios:

	Six Months Ended June 30, 2014
	Average Balance	Interest Income	Yield
Loans, net of unearned income
Originated loans	$3,779,242	$70,045	3.74%
ANCI loans	546,076	14,780	5.46
ACI Loans	817,868	48,065	11.85

Total loans	$5,143,186	$132,890	5.21%

The yield on our ACI portfolio for the six months ended June 30, 2014 was 11.85% compared to 11.50% for six months ended June 30, 2013. During the first six months of 2014, interest income on the ACI portfolio included $11.2 million in remaining discount and recovery income, compared to $11.1 million in the first six months of 2013. These amounts were realized on certain individual loans that were settled before expected, or we received amounts above what had been estimated. Excluding these amounts, the yield on our ACI loans would have been 9.10% and 9.58% for the six- month periods ended June 30, 2014 and 2013, respectively. Our total loan yield, excluding these amounts, would have been 4.77% and 5.84% for the six- month periods ended June 30, 2014 and 2013, respectively.

Our interest expense for the six months ended June 30, 2014 and 2013 was $13.3 million and $8.8 million, respectively, an increase of $4.5 million. This increase is primarily related to the recognition of deferred debt origination costs related to the prepayment of our $75 million term loan in connection with the completion of our $245 million debt issuance in June, 2014, and higher deposit volumes in our interest bearing demand accounts. The increase in demand deposit accounts reflects our strategy to fund loan growth and increase our core deposit base. The debt issuance strengthens our liquidity position and improves our regulatory capital ratios. While the cost of deposits remained relatively stable at 0.35% for the six months ended June 30, 2014 as compared to 0.32% for the six months ended June 30, 2013, the cost of funds on our interest-bearing liabilities increased 11 basis points to 0.59% for the six months ended June 30, 2014 from 0.48% for the six months ended June 30, 2013, primarily because of the increase in the volume of demand deposits and debt related costs.

The following table presents, on a tax equivalent basis, for the six months ended June 30, 2014 and 2013 our average balance sheet and our average yields on assets and average costs of liabilities. Average yields are calculated by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been calculated on a daily basis, except for ACI loans, which is a monthly average.

	Six Months Ended June 30,
	2014			2013
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)
	ASSETS
Interest-earning assets:
Loans, net of unearned income(1)
Originated and ANCI loans	$4,325,318	$84,825	3.95%	$2,913,060	$62,688	4.34%
ACI portfolio	817,868	48,065	11.85	1,166,880	66,556	11.50

Total loans	5,143,186	132,890	5.21	4,079,940	129,244	6.39
Investment securities
Taxable	456,786	6,028	2.66	565,048	6,620	2.36
Tax-exempt(2)	7,343	251	6.89	10,776	351	6.57

Total investment securities	464,129	6,279	2.73	575,824	6,971	2.44
Federal funds sold	3,030	3	0.20	9,491	6	0.13
Short-term investments	310,486	341	0.22	235,151	272	0.23

Total interest-earning assets	5,920,831	139,513	4.75	4,900,406	136,493	5.62
Noninterest-earning assets:
Cash and due from banks	57,582			68,404
Premises and equipment	86,836			93,879
Accrued interest and other assets	711,754			676,318
Allowance for credit losses	(45,445)			(42,862)

Total assets	$6,731,558			$5,696,145

LIABILITIES AND SHAREHOLDERS’ EQUITY

Interest-bearing liabilities:
Demand deposits	$3,025,356	$4,484	0.30%	$2,152,507	$2,750	0.26%
Savings deposits	270,311	318	0.24	323,829	395	0.25
Time deposits	1,108,033	4,786	0.87	1,114,335	4,366	0.79

Total interest-bearing deposits	4,403,700	9,588	0.44	3,590,671	7,511	0.42
Other borrowings	65,585	2,371	7.29	56,876	67	0.24
Subordinated debentures	38,988	1,290	6.67	33,306	1,190	7.21

Total interest-bearing liabilities	4,508,273	13,249	0.59	3,680,853	8,768	0.48
Noninterest-bearing liabilities:
Demand deposits	1,159,384			1,054,284
Accrued interest and other liabilities	49,884			44,244

Total liabilities	5,717,541			4,779,381
Shareholders’ equity	1,014,017			916,764

Total liabilities and shareholders’ equity	$6,731,558			$5,696,145

Net interest income/net interest spread		126,264	4.16%		127,725	5.14%

Net yield on earning assets (net interest margin)			4.30%			5.26%

Taxable equivalent adjustment:
Investment securities		(88)			(123)

Net interest income		$126,176			$127,602

(1)	Nonperforming loans are included in loans, net of unearned income. No adjustment has been made for these loans in the calculation of yields.
(2)	Interest income and yields are presented on a tax equivalent basis using a Federal tax rate of 35% on our state, county and municipal investment portfolios.

Years Ended December 31, 2013 and 2012

Our net interest income (FTE) for the years ended December 31, 2013 and 2012 was $254.0 million and $224.9 million, respectively, an increase of $29.1 million. Our net interest margin for the years ended December 31, 2013 and 2012 was 4.96% and 5.66%, respectively, a decrease of 70 basis points driven by lower yield on total loans. The yield on our loan portfolio declined 140 basis points to 6.03% for the year ended December 31, 2013 from 7.43% for the year ended December 31, 2012 due to an increase in the volume of our lower yielding originated portfolio and the decline of our higher yielding ACI portfolio. The following table sets forth, on a tax equivalent basis, the components of our net interest income with the effect that the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the years ended December 31, 2013 and 2012:

	Year Ended December 31, 2013 vs. 2012
	Net Interest Income		Increase (Decrease)	Changes Due To(1)
	2013	2012		Rate	Volume
	(Dollars in thousands)
Increase (decrease) in:
Income from interest-earning assets:
Interest and fees on loans:
Originated and ANCI loans	$136,025	$77,573	$58,452	$(16,748)	$75,200
ACI portfolio	121,701	148,817	(27,116)	24,977	(52,093)
Interest on securities:
Taxable	13,467	13,309	158	1,446	(1,288)
Tax-exempt(2)	675	766	(91)	69	(160)
Interest on federal funds	11	56	(45)	(7)	(38)
Interest on short term investments	700	714	(14)	(34)	20

Total interest income	272,579	241,235	31,344	9,703	21,641
Expense from interest-bearing liabilities:
Interest on demand deposits	6,653	4,107	2,546	—	2,546
Interest on savings deposits	756	889	(133)	(63)	(70)
Interest on time deposits	8,740	9,393	(653)	(102)	(551)
Interest on other borrowings	76	570	(494)	(246)	(248)
Interest on subordinated debentures	2,360	1,381	979	566	413

Total interest expense	18,585	16,340	2,245	155	2,090

Net interest income	$253,994	$224,895	$29,099	$9,548	$19,551

(1)	The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the changes in each.
(2)	Interest income and yields are presented on a tax equivalent basis using a Federal tax rate of 35% on our state, county and municipal investment portfolios.

Our interest income (FTE) for the year ended December 31, 2013 totaled $272.6 million compared to $241.2 million for the year ended December 31, 2012. This increase of $31.3 million is primarily the result of an increase in the volume of our originated loans offset by a decline in the volume of our ACI portfolio and overall yield of the portfolio. The yield on our loan portfolio declined 140 basis points to 6.03% for the year ended December 31, 2013 from 7.43% for the year ended December 31, 2012 due to an increase in the volume of our lower yielding originated portfolio and the decline of our higher yielding ACI portfolio.

The yield on our ACI portfolio for the year ended December 31, 2013 was 11.38% compared to 9.56% year ended December 31, 2012. During year ended December 31, 2013, interest income on the ACI portfolio included $21.6 million in remaining discount and recovery income, compared to $17.2 million in the year ended December 31, 2012. These amounts were realized on certain individual loans that were settled before we expected or we received amounts above what had been estimated. Excluding these amounts, the yield on our ACI loans would have been 9.37% and 8.46% for the years ended December 31, 2013 and 2012, respectively. Our total loan yield, excluding these amounts, would have been 5.52% and 6.87% for the years ended December 31, 2013 and 2012, respectively.

Our interest expense for the years ended December 31, 2013 and 2012 was $18.6 million and $16.3 million, respectively, an increase of $2.2 million. This increase is primarily related to higher deposit volumes in our interest bearing demand accounts. The increase in demand deposit accounts reflects our strategy to fund loan growth primarily through increases in our core deposit base. While the cost of deposits remained relatively stable at 0.33% for the year ended December 31, 2013 as compared to 0.30% for the year ended December 31, 2012, the cost of funds on our interest-bearing liabilities decreased 5 basis points to 0.48% for the year ended December 31, 2013 from 0.53% for the year ended December 31, 2012, primarily because of a lower volume of other borrowings in 2013 as compared to 2012.

The following tables depict, on a tax equivalent basis, certain information for each of the years ended December 31, 2013 and December 31, 2012, related to our average balance sheet and our average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been calculated on a daily basis, except for ACI loans, which is a monthly average.

	Year Ended December 31,
	2013			2012
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)
	ASSETS
Interest-earning assets:
Loans, net of unearned income(1)
Originated and ANCI loans	$3,206,224	$136,025	4.24%	$1,489,457	$77,573	5.21%
ACI portfolio	1,069,080	121,701	11.38	1,556,378	148,817	9.56

Total loans	4,275,304	257,726	6.03	3,045,835	226,390	7.43
Investment securities
Taxable	547,460	13,467	2.46	603,441	13,309	2.21
Tax-exempt(2)	10,107	675	6.68	12,574	766	6.10

Total investment securities	557,567	14,142	2.54	616,015	14,075	2.29
Federal funds sold	8,608	11	0.13	36,503	56	0.15
Short-term investments	283,311	700	0.25	273,343	714	0.26

Total interest-earning assets	5,124,790	272,579	5.32	3,971,696	241,235	6.07
Noninterest-earning assets:
Cash and due from banks	64,930			76,755
Premises and equipment	94,795			72,965
Accrued interest and other assets	685,402			574,598
Allowance for credit losses	(43,899)			(26,509)

Total assets	$5,926,018			$4,669,505

LIABILITIES AND SHAREHOLDERS’ EQUITY

Interest-bearing liabilities:
Demand deposits	$2,415,809	$6,653	0.28%	$1,454,652	$4,107	0.28%
Savings deposits	309,549	756	0.24	338,136	889	0.26
Time deposits	1,086,531	8,740	0.80	1,164,486	9,393	0.81

Total interest-bearing deposits	3,811,889	16,149	0.42	2,957,274	14,389	0.49
Other borrowings	36,316	76	0.21	99,520	570	0.57
Junior Subordinated debentures	33,542	2,360	7.04	26,616	1,381	5.19

Total interest-bearing liabilities	3,881,747	18,585	0.48	3,083,410	16,340	0.53
Noninterest-bearing liabilities:
Demand deposits	1,056,360			815,927
Accrued interest and other liabilities	48,045			32,654

Total liabilities	4,986,152			3,931,991
Shareholders’ equity	939,866			737,514

Total liabilities and shareholders’ equity	$5,926,018			$4,669,505

Net interest income/net interest spread		253,994	4.84%		224,895	5.54%

Net yield on earning assets (net interest margin)			4.96%			5.66%

Taxable equivalent adjustment:
Investment securities		(236)			(268)

Net interest income		$253,758			$224,627

(1)	Nonperforming loans are included in loans, net of unearned income. No adjustment has been made for these loans in the calculation of yields.
(2)	Interest income and yields are presented on a tax equivalent basis using a Federal tax rate of 35% on our state, county and municipal investment portfolios.

Provision for Credit Losses

The provision for credit losses is based on management’s quarterly assessment of the adequacy of our ACL which, in turn, is based on such factors as the composition of our loan portfolio and its inherent risk characteristics, the level of nonperforming loans and net charge-offs, both current and historic, local economic and credit conditions, the direction of real estate values, and regulatory guidelines. The provision for credit losses is charged against earnings in order to maintain our allowance for credit losses, which reflects management’s best estimate of probable losses inherent in our loan portfolio at the balance sheet date (See “—Allowance for Credit Losses”).

Under accounting standards for business combinations, acquired loans are recorded at fair value with no credit loss allowance on the date of acquisition. A provision for credit losses is recorded in periods after the date of acquisition for the emergence of new probable and estimable losses on acquired non-credit impaired (“ANCI”) loans. A provision for credit losses is recognized on our ACI loans after the date of acquisition based on the re-estimation of expected cash flows. See “—Asset Quality” and “—Critical Accounting Policies and Estimates.”

The provision for credit losses totaled $1.2 million and $6.3 million for three and six months ended June 30, 2014, respectively, compared to $18.6 million and $40.5 million for the years ended December 31, 2013 and 2012, respectively. The following is a summary of our provision for credit losses for the periods indicated presented by originated, ANCI and ACI portfolios:

	Provision for Credit Losses
	Three Months ended June 30, 2014	Six Months ended June 30, 2014	Years Ended December 31,
			2013	2012
	(Dollars in thousands)
Originated Loans
Commercial real estate	$(113)	$990	$1,516	$335
Commercial and industrial	4,096	7,193	407	8,308
Consumer	749	1,101	1,327	1,248
Small business	209	393	287	114

Total originated loans	4,941	9,677	3,537	10,005

ANCI Loans
Commercial real estate	6	(16)	(867)	288
Commercial and industrial	(53)	(260)	938	1,952
Consumer	304	518	2,946	980
Small business	226	244	372	133

Total ANCI	483	486	3,389	3,353

ACI Loans
Commercial real estate	(35)	(301)	3,802	14,484
Commercial and industrial	(381)	(400)	918	5,302
Consumer	(3,843)	(3,122)	6,955	7,346
Small business	—	—	—	—

Total ACI	(4,259)	(3,823)	11,675	27,132

Total Loans
Commercial real estate	(142)	673	4,451	15,107
Commercial and industrial	3,662	6,533	2,263	15,562
Consumer	(2,790)	(1,503)	11,228	9,574
Small business	435	637	659	247

Total provision for credit losses	$1,165	$6,340	$18,601	$40,490

The provision for credit losses on the originated loan portfolio was generated primarily through organic growth in our portfolio that is categorized into specific risk segments and is subject to loss rates according to their segment and risk rating. The primary driver of the originated ACL is the underlying credit quality of the loans, which have seen normalized credit risk migration trends as the portfolio has become more seasoned. We recognized $4.9 million and $9.7 million in provision during the three and six month periods ended June 30, 2014, respectively. For these periods, the provision expense resulted primarily from new loan growth and standard ACL-related factors, such as credit risk rating migrations and adjustments based on qualitative factors. The credit risk rating migration seen in the second quarter of 2014 was due to the downgrades of a few credits as a result of maturation in the specialized industries portfolios.

The originated provision expense of $3.5 million for the year ending December 31, 2013, appears relatively modest due to a mid-year change in our risk rating methodology (See “—Allowance for Credit Losses”), which allowed management to more accurately risk rate the individual credits. This improvement in risk ratings had the effect of reducing estimated loss rates and reversing some provision during 2013. For the prior year ending December 31, 2012, $10.0 million in provision expense was driven almost entirely by originated loan growth, as we experienced no significant credit quality shifts in originated loans.

The provision for credit losses on our ACI portfolio was $(4.3) million and $(3.8) million for the three and six month periods ended June 30, 2014, respectively. These amounts represent impairment reversals primarily on residential pools where terms of individual loans to borrowers in these pools were modified and brought current as to past due status during the second quarter of 2014 which increased the expected cash flows on these loan pools. In addition, we received a recovery on a specifically impaired commercial loan of $1.2 million that had been charged-off in a period prior to 2014. For the first six months of 2014, there has been no significant credit events reducing the expected cash flows on our commercial real estate and commercial and industrial ACI portfolios resulting in insignificant impairment.

The provision for credit losses on our ACI portfolio for the periods ended December 31, 2013 and 2012 totaled $11.7 million and $27.1 million, respectively. These credit losses were primarily related to a combination of full charge-off loans, lower appraised values, risk rating downgrades and increased delinquencies within the commercial real estate and residential portfolios that reduced the expected cash flows on the related pools and the specifically reviewed loans within these portfolios.

Noninterest Income

Noninterest income is a component of our revenue and is comprised primarily of income generated from the services we provide our customers. The following table compares noninterest income for the three and six months ended June 30, 2014 and 2013:

	Three Months Ended June 30,			Six Months Ended June 30,
	2014	2013	% Change	2014	2013	% Change
	(Dollars in thousands)
Investment advisory revenue	$4,436	$3,488	27.2%	$8,791	$7,071	24.3%
Trust services revenue	3,376	3,115	8.4	6,784	6,218	9.1
Service charges on deposit accounts	2,782	2,640	5.4	5,641	5,258	7.3
Insurance revenue	1,893	1,896	(0.2)	4,076	3,864	5.5
Bankcard fees	1,617	979	65.2	3,120	1,991	56.7
Other service fees	888	911	(2.5)	2,296	2,115	8.6
Mortgage banking revenue	1,068	1,868	(42.8)	2,001	4,189	(52.2)

Total service fees and revenue	16,060	14,897	7.8	32,709	30,706	6.5

Gains (losses) on other real estate owned, net	262	(786)	(133.3)	1,350	464	190.9
Income from bank owned life insurance policies	830	792	4.8	1,554	1,594	(2.5)
Securities (losses) gains, net	(3)	197	(101.5)	(20)	201	(110.0)
Other	1,076	691	55.7	1,014	1,401	(27.6)
Accretion of FDIC indemnification asset	(781)	(1,243)	(37.2)	(1,663)	(2,592)	(35.8)

Total other noninterest income	1,384	(349)	(496.6)	2,235	1,068	109.3

Total noninterest income	$17,444	$14,548	19.9%	$34,944	$31,774	10.0%

Three and Six Months Ended June 30, 2014 Compared to June 30, 2013

Noninterest income totaled $17.4 million and $34.9 million for the three and six months ended June 30, 2014, compared to $14.5 million and $31.8 million for the three and six months ended June 30, 2013, respectively. Increases in investment advisory revenue, trust services income, service charges on deposits and Bankcard fees were partially offset by weak market conditions for mortgage originations and loan sales during the first half of 2014, which resulted in decreased mortgage banking revenue.

Investment Advisory Revenue.    Our investment advisory revenue is comprised primarily of investment management and financial planning revenues generated through our subsidiary Linscomb & Williams (“L&W”). The increases of $1.0 million, or 27.2%, and $1.7 million, or 24.3%, respectively, over the three and six months ended June 30, 2013 were primarily due to growth in assets under management and a fee increase.

Trust Services Revenue.    We earn fees from our customers for trust services. For the three and six months ended June 30, 2014, trust fees totaled $3.4 million and $6.8 million, respectively, an increase of $0.3 million and $0.6 million, or 8.4% and 9.1%, over the three and six months ended June 30, 2014, respectively. The increase was primarily due a growth in Trust assets under management.

Service Charges on Deposit Accounts.    We earn fees from our customers for deposit-related services. For the three and six months ended June 30, 2014, service charges and fees totaled $2.8 million and $5.6 million, respectively. The increase of $0.1 million and $0.4 million, or 5.4% and

7.3%, over the three and six months ended June 30, 2013, respectively was primarily due to increased sales of treasury management services to our corporate and commercial customers.

Insurance Revenue.    Our insurance revenue is comprised primarily of insurance commissions generated through our wholly-owned subsidiary, Cadence Insurance. Our insurance revenue remained level for the three months ended June 30, 2014 compared to same period in 2013. The increase of $0.2 million, or 5.5% for the six months ended June 30, 2014 was primarily due to an increase in commissions related to the growth and profitability of our business with related insurance carriers.

Bankcard Fees.    Our bankcard fees are comprised primarily of automated teller machine (“ATM”) network fees and debit card revenue. The increase of $0.6 million and $1.1 million, respectively, or 65.2% and 56.7%, over the three and six months ended June 30, 2013 was primarily due to a new fee agreement with our debit card provider.

Other Service Fees.    Our other service fees primarily include retail services fees. For the three and six months ended June 30, 2014, other service fees totaled $0.9 million and $2.3 million, respectively, which is a slight decrease for the three months ended June 30, 2014 and an $0.2 million, or 8.6%, increase for the six months ended June 30, 2014 compared to same period in 2013. The increase was primarily due to an increase in ATM income.

Mortgage Banking Revenue.    Our mortgage banking revenue is comprised primarily of mortgage loan sales and servicing income. The decrease of $0.8 million and $2.2 million, or 42.8% and 52.2%, from the three and six months ended June 30, 2013, respectively, was primarily due to a significant reduction in loans originated for sale due to weaker mortgage market conditions in the first six months of 2014.

Gains (losses) on Other Real Estate Owned.    Our gains (losses) on other real estate owned are comprised primarily of activity from the sale or write-down of foreclosed property. During the three and six months ended June 30, 2014, we had net gains from the sale of foreclosed properties totaling $0.3 and $1.4 million, respectively, compared to $(0.8) and $0.5 million for the three and six months ended June 30, 2013. See “—Nonperforming Assets” for detail of foreclosed properties as of June 30, 2014.

Twelve Months Ended December 31, 2013 Compared to December 31, 2012

Noninterest income totaled $64.3 million for the year ended December 31, 2013, compared to $54.7 million for the year ended December 31, 2012 with service fees and revenue increasing $17.4 million, or 40.3%, to $60.6 million from $43.2 million. This increase was impacted by the acquisition of Encore effective July 2, 2012 resulting in six months of Encore noninterest income in 2012 and a full year of Encore noninterest income in 2013. The following table compares noninterest income for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	% Change
	(Dollars in thousands)
Investment advisory revenue	$15,379	$7,379	108.4%
Trust services revenue	12,792	7,234	76.8
Service charges on deposit accounts	10,792	11,262	(4.2)
Insurance revenue	6,952	3,219	116.0
Bankcard fees	5,333	3,645	46.3
Other service fees	4,222	4,089	3.3
Mortgage banking revenue	5,107	6,339	(19.4)

Total service fees and revenue	60,577	43,167	40.3

Gains (losses) on other real estate owned, net	(1,572)	10,791	(114.6)
Income from bank owned life insurance policies	3,981	3,147	26.5
Securities (losses) gains, net	2,877	509	465.2
Other	3,788	3,523	7.5
Accretion of FDIC indemnification asset	(5,318)	(6,462)	(17.7)

Total other noninterest income	3,756	11,508	(67.4)

Total noninterest income	$64,333	$54,675	17.7%

Investment Advisory Revenue.    Our investment advisory revenue is primarily comprised of investment and financial planning revenues generated through our subsidiary L&W. We acquired L&W as part of the Encore acquisition. The $8.0 million, or 108.4% increase over the prior year was due primarily to a full year’s revenue included in 2013.

Trust Services Revenue.    We earn fees from our customers for trust services. For the year ended December 31, 2013, trust fees totaled $12.8 million. The increase of $5.6 million, or 76.8%, over the year ended December 31, 2012 was primarily due to the acquisition of Encore.

Service Charges on Deposit Accounts.    We earn fees from our customers for deposit-related services. For the year ended December 31, 2013, service charges and fees totaled $10.8 million compared to $11.3 million in the prior year. The decrease of $0.5 million was due to a $1.5 million lower NSF income partially offset by a $1.0 million increase in service charge income related to an increase in sales of treasury management services as well as the impact of the Encore merger.

Insurance Revenue.    Our insurance revenue is comprised primarily of insurance commissions generated through our wholly owned subsidiary Cadence Insurance. The increase in 2013 of $3.7 million, or 116.0%, over the year ended December 31, 2012 was primarily due to the acquisition of Cadence Insurance (formerly Town & Country Insurance) as part of the Encore acquisition.

Bankcard Fees.    Our bankcard fees are comprised primarily of ATM network fees and debit card revenue. The increase of $1.7 million, or 46.3%, over the year ended December 31, 2012 was primarily due to a new fee agreement with our debit card provider and the full year impact of new customers from the Encore acquisition.

Other Service Fees.    Our other service fees earned are comprised primarily of retail services fees. For the year ended December 31, 2013, other service fees totaled $4.2 million. The increase of $0.1 million, or 2.3%, over the year ended December 31, 2013 was due to an increase in ATM income.

Mortgage Banking Revenue.    Our mortgage loan income is comprised primarily of mortgage loan sales and servicing income. The decrease in 2013 of $1.2 million, or 19.4%, from the year ended December 31, 2012 was primarily due to market weakness in the fourth quarter of 2013.

Gains (Losses) on Other Real Estate Owned.    Our gains (losses) on other real estate owned are comprised primarily of activity from the sale or write-down of foreclosed property. During the year ended December 31, 2013, we had net losses from the sale of foreclosed properties totaling $(1.5) million compared to gains of $10.8 million for the year ended December 31, 2012 on total sales proceeds of $61.5 million and $44.2 million, respectively.

Noninterest Expenses

The following table compares noninterest expense for the three and six months ended June 30, 2014 and 2013:

	Three Months Ended June 30,			Six Months Ended June 30,
	2014	2013	% Change	2014	2013	% Change
	(Dollars in thousands)
Noninterest Expenses
Salaries and employee benefits	$33,848	$32,163	5.2%	$67,996	$64,254	5.8%
Premises and equipment	8,146	9,036	(9.8)	16,490	17,872	(7.7)
Intangible asset amortization	2,608	3,078	(15.3)	5,268	6,208	(15.1)
Data processing	3,121	2,317	34.7	5,720	5,394	6.0
Special asset expenses	2,592	2,601	(0.3)	4,255	5,869	(27.5)
Consulting and professional fees	2,408	1,927	25.0	3,498	3,488	0.3
Loan related expenses	1,096	1,423	(23.0)	1,874	2,012	(6.9)
FDIC insurance	1,228	1,225	0.2	2,466	2,437	1.2
Communications	901	1,237	(27.2)	1,850	2,461	(24.8)
Advertising and public relations	750	515	45.6	1,525	1,179	29.3
Legal expenses	239	737	(67.6)	755	1,515	(50.2)
Management fee	(23)	332	(106.9)	(45)	679	(106.6)
Branch closure expenses	15	30	(50.0)	51	159	(67.9)
Merger and acquisition expenses	—	169	(100.0)	—	418	(100.0)
Other	4,801	4,927	(2.6)	9,105	9,774	(6.8)

Total	$61,730	$61,717	0.0%	$120,808	$123,719	(2.4)%

Three and Six Months Ended June 30, 2014 Compared to June 30, 2013

Noninterest expense was $61.7 million and $120.8 million for the three and six months ended June 30, 2014, respectively, compared to $61.7 million and $123.7 million for the three and six months ended June 30, 2013, respectively. The decrease of $2.9 million, or 2.4%, for the six months ended June 30, 2014 compared to the same period in 2013 reflects our initiatives to control costs in all areas of our company. Reductions in premises and equipment, intangible asset amortization, professional fees, and special asset expenses were the primary contributors to the cost during the first six months of 2013.

Salaries and Employee Benefits.    Salaries and employee benefit costs are the largest component of noninterest expense and include employee payroll expense, incentive compensation, health insurance, benefit plans and payroll taxes. Salaries and employee benefits increased $1.7 million and $3.7 million, or 5.2% and 5.8%, for the three and six months ended June 30, 2014, respectively, compared to the same periods in 2013, largely reflecting an increase in incentive compensation expense commensurate with the growth in earnings over these time periods.

Premises and Equipment.    Rent, depreciation and maintenance costs comprise the majority of occupancy and equipment expenses, which decreased $0.9 million and $1.4 million, or 9.8% and 7.7%, in the three and six months ended June 30, 2014, respectively, compared to the three and six months ended June 30, 2013, due to the closing of several retail branches in the third and fourth quarters of 2013.

Intangible Asset Amortization.    In conjunction with our acquisitions, we recorded core deposit and other customer intangible assets of approximately $66.0 million, which is being amortized on an accelerated basis over a seven to ten-year period.

Data Processing.    Data processing expense for our operating systems totaled $3.1 million and $5.7 million for the three and six months ended June 30, 2014, respectively, compared to $2.3 million and $5.4 million for the three and six months ended June 30, 2013, an increase of 34.7% and 6.0%, respectively. The 34.7% second quarter 2014 increase reflected an early contract termination fee related to the consolidation of services as well as increases in internet banking and software license and amortization expenses related to business growth.

Special Asset Expenses.    Special asset expenses include costs related to properties acquired through foreclosure or repossession in addition to other costs incurred by our special assets group related to the management and resolution of our acquired loan portfolio. For the three and six months ended June 30, 2014, special asset expenses were $2.6 million and $4.3 million, a decrease of 0.3% and 27.5%, respectively. We expect our special asset expense to continue declining.

Consulting and Professional Services.    Professional services include consulting, audit and professional fees paid to external parties. For the three and six months ended June 30, 2014, our consulting and professional services increased $0.5 million, or 25.0%, compared to the three months ended June 30, 2013. This increase was due to second quarter 2014 consulting services utilized in Risk Management. These costs resulted in the same increase in expenses for the six months ended June 30, 2014 compared to same period in 2013.

Loan-Related Expenses.    Loan-related expenses include costs primarily for servicing and other costs related to our loan portfolio. For the three and six months ended June 30, 2014, our loan-related expenses decreased $0.3 million and $0.1 million, or 23.0% and 6.9%, respectively, compared to the three and six months ended June 30, 2013.

FDIC Insurance.    We are subject to risk-based assessment fees by the FDIC for deposit insurance. For the three and six months ended June 30, 2014 and 2013, FDIC insurance expense was $1.2 million and $2.5 million compared to $1.2 million and $2.4 million, respectively.

Communications.    Communications expenses include expenses related to both voice and data communications. For the three and six months ended June 30, 2014 our communications expenses decreased $0.3 million and $0.6 million, or 27.2% and 24.8%, respectively, compared to the three and six months ended June 30, 2013. Most of the decrease was due to reduced costs for data communications.

Advertising and Public Relations.    Advertising and public relations expenses for the three and six months ended June 30, 2014 and 2013 totaled $0.8 million and $1.5 million and $0.5 million and $1.2 million, respectively. These costs increased in 2014 as we continued promotional campaigns supporting the growth of loans and deposits and to increase the awareness of Cadence in the communities that we serve.

Legal Expenses.    Our legal expenses include fees paid to outside counsel related to general legal matters as well as loan resolution in the acquired credit impaired loan portfolios. For the three and six months ended June 30, 2014, our legal fees decreased $0.5 million and $0.8 million, or 67.6% and 50.2%, respectively, compared to the three and six months ended June 30, 2013 primarily as the volume of these loans continued to decline.

Management Fee.    We formerly paid a management fee to Cadence Bancorp, LLC for executive and administrative services. The fees and related services were discontinued at the end of 2013. We currently receive a service fee for providing certain accounting services to Cadence Bancorp, LLC.

Branch Closure Expenses.    During 2013, we incurred certain costs related to the closure of ten branches. As discussed under “Recent Developments” we have announced the closure of an additional 17 branches located primarily in Alabama and Florida. Additional closure expenses of approximately $5.1 million are expected to be recognized during the third and fourth quarters of 2014. The branch closures are expected to generate on-going annual net expense savings of approximately $4.8 million.

Merger and Acquisition Related Expenses.    Merger and acquisition-related expenses primarily relate to legal, consulting, system conversion, severance and marketing expenses incurred in connection with the Encore acquisition.

Other.    These expenses include costs for insurance, supplies, education and training, and other operations. For the three and six months ended June 30, 2014, other noninterest expenses totaled $4.8 million and $9.1 million, respectively, compared to $4.9 million and $9.8 million for the three and six months ended June 30, 2013.

Twelve Months Ended December 31, 2013 Compared to December 31, 2012 Noninterest expense was $252 million for the year ended December 31, 2013, compared to $238 million for the year ended December 31, 2012. The increase of $14 million, or 5.8%, reflects a full year of inclusion of the financial statements of Encore in 2013 versus six months of inclusion in 2012, as well as focused strategic initiatives that began in 2012. These initiatives have included the hiring of targeted senior management and lending teams, investing in operating systems and expanding product offerings, enhancing core competencies to prepare for future growth, and aggressive resolution of certain acquired loans and OREO. The following table compares noninterest expense for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	% Change
	(Dollars in thousands)
Noninterest Expenses
Salaries and employee benefits	$130,311	$123,909	5.17%
Premises and equipment	36,038	29,451	22.37
Intangible asset amortization	12,206	9,649	26.50
Data processing	11,179	9,788	14.21
Special asset expenses	11,102	9,710	14.34
Consulting and professional fees	6,365	7,276	(12.52)
Loan related expenses	6,569	3,172	107.09
FDIC insurance	4,740	4,120	15.05
Communications	4,442	5,296	(16.13)
Advertising and public relations	3,392	4,098	(17.23)
Legal expenses	2,797	6,851	(59.17)
Management fee	1,338	1,298	3.08
Branch closure expenses	1,033	—	100.00
Merger and acquisition expenses	958	5,353	(82.10)
Other	19,627	18,425	6.52

Total	$252,097	$238,396	5.75%

Salaries and Employee Benefits.    Salaries and employee benefit costs are the largest component of noninterest expense and include employee payroll expense, incentive compensation, health insurance, benefit plans and payroll taxes. Salaries and employee benefits increased by $6.4 million, or 5.2%, for the year ended December 31, 2013 compared to the same period in 2012, largely reflecting the impact of the Encore acquisition as well as additional staff to support organic growth.

Premises and Equipment.    Rent, depreciation and maintenance costs comprise the majority of occupancy and equipment expenses, which increased by $6.6 million, or 22.4%, in the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase primarily related to additional space required for our growth.

Intangible Asset Amortization.    In conjunction with our acquisitions, we recorded core deposit and other customer intangible assets of approximately $66.0 million, which is being amortized on an accelerated basis over a seven to ten year period.

Data Processing.    Data processing expense for our operating systems totaled $11.2 million for the year ended December 31, 2013, compared to $9.8 million for the year ended December 31, 2012, an increase of 14.2%, primarily as a result of additional investments in our operating systems to support future growth and the impact of the Encore acquisition.

Special Asset Expenses.    Special asset expenses include costs related to properties acquired through foreclosure or repossession, in addition to other costs incurred by our special assets group related to the management and resolution of our acquired loan portfolio. For the year ended December 31, 2013, special asset expenses were $11.1 million, an increase of 14.3%. This increase is the result of increased foreclosure activity related to the acquisitions of Cadence and the Superior franchise. While OREO activity and its related expense continue to be augmented as we work to reduce this component of these acquisitions, such activity and expenses will gradually reduce as the related assets are disposed of over time.

Consulting and Professional Services.    Professional services include consulting, audit and professional fees paid to external parties. For the year ended December 31, 2013, our consulting and professional services decreased $0.9 million, or 12.5%, compared to the year ended December 31, 2012, as we did not undertake additional acquisitions or related system conversions in 2013.

Loan-Related Expenses.    Loan-related expenses include costs primarily related to servicing and other costs related to our loan portfolio. For the year ended December 31, 2013, our loan-related expenses increased $3.4 million, or 107.1%, compared to the year ended December 31, 2012. This increase is primarily related to loan servicing and other mortgage banking expenses as we moved a portion of our acquired residential portfolio to an outside servicer during the third quarter of 2012.

FDIC Insurance.    We are subject to risk-based assessment fees by the FDIC for deposit insurance. For the years ended December 31, 2013 and 2012, FDIC insurance expense was $4.7 million and $4.1 million, respectively, driven by increased assets.

Communications.    Communications expenses include expenses related to both voice and data communications. For the year ended December 31, 2013, our communications expenses decreased $0.9 million, or 16.1%, compared to the year ended December 31, 2012 primarily because of reduced costs for data communication.

Advertising and Public Relations.    Advertising and public relations expenses for the years ended December 31, 2013 and 2012 totaled $3.4 million and $4.1 million, respectively. These costs include promotional campaigns supporting the growth of loans and deposits and to increase the awareness of Cadence in the communities that it serves.

Legal Expenses.    Our legal expenses include fees paid to outside counsel related to loan resolution in the acquired credit impaired loan portfolios and other legal matters. For the year ended December 31, 2013, our legal fees decreased $4.1 million, or 59.2%, compared to the year ended December 31, 2012 due primarily to a reduction in the volume of these loans.

Management Fee.    We formerly paid a management fee to Cadence Bancorp, LLC for executive and administrative services. The fees were discontinued at the end of 2013.

Branch Closure Expenses.    During 2013 we incurred certain costs related to the closure of ten branches as we refined our branch footprint to match our new business and customer strategies.

Merger and Acquisition-Related Expenses.    Merger and acquisition-related expenses primarily relate to legal, consulting, system conversion, severance and marketing expenses incurred in connection with acquisitions and these expenses decreased in 2013 as a result of the completion of the Encore acquisition in 2012.

Other.    These expenses include costs for insurance, supplies, education and training, and other operations. For the years ended December 31, 2013 and 2012, other noninterest expenses totaled $19.6 million and $18.4 million, respectively, reflecting increases in insurance, debit card expenses, and the impact of the Encore acquisition.

Income Tax Expense

Income tax expense for the three and six months ended June 30, 2014 was $6.9 million and $12.4 million, respectively, compared to $0.0 million for the same periods in 2013. The effective tax rate was 35.93% and 36.56% for the three and six months ended June 30, 2014, respectively, and 0.0% for the same periods in 2013. Income tax expense was $0.0 million for the three and six months ended June 30, 2013 due to a change in the deferred tax asset valuation allowance. Since the deferred tax asset valuation allowance was fully released in the quarter ended September 30, 2013, any current tax expense recognized after that period will no longer be subject to offset with further reductions in that valuation allowance. Accordingly, tax expense has been recognized for the three and six months ended June 30, 2014.

Income tax expense (benefit) for the twelve months ended December 31, 2013 was $(56.3) million compared to $2.3 million for the same period in 2012. The fluctuation in income taxes was primarily due to the $73.5 million income tax benefit recognized during the three months ended September 30, 2013 upon the reversal of the deferred tax asset valuation allowance. The $73.5 million benefit was reduced by tax expense on current year earnings. See “—Critical Accounting Policies and Estimates” for additional discussion regarding deferred income taxes.

Financial Condition

The following table summarizes selected components of our balance sheet as of the periods indicated.

	As of			Average Balance for Period Ended
	June 30, 2014	December 31,		Three Months June 30, 2014	Six Months June 30, 2014	December 31,
		2013	2012			2013	2012
	(Dollars in thousands)
Total assets	$7,051,325	$6,453,043	$5,728,430	$6,868,727	$6,731,558	$5,926,018	$4,669,505
Total interest-earning assets	6,280,651	5,617,984	4,925,816	6,063,798	5,920,831	5,124,790	3,971,696
Total interest-bearing liabilities	4,813,422	4,161,317	3,574,105	4,637,462	4,508,273	3,881,747	3,083,410
Short-term investments	440,425	227,518	298,584	335,140	310,486	283,311	273,343
Securities available for sale	444,934	478,690	561,324	455,522	464,129	557,567	616,015
Loans, net of unearned income	5,342,521	4,859,240	3,992,376	5,270,543	5,143,186	4,275,304	3,045,835
Goodwill	317,817	317,817	318,038	317,817	317,817	317,817	246,200
Non-interest bearing deposits	1,160,274	1,231,179	1,198,720	1,165,133	1,159,384	1,056,360	815,927
Interest bearing deposits	4,523,841	4,115,658	3,434,847	4,489,686	4,403,700	3,811,889	2,957,274
Borrowings and subordinated debentures	289,581	45,659	139,258	147,776	104,573	69,858	126,136
Shareholders’ equity	1,024,697	1,003,506	911,196	1,018,626	1,014,017	939,866	737,514

Investment Portfolio

Our available-for-sale securities portfolio decreased $33.8 million, or 7.1%, to $444.9 million at June 30, 2014, from $478.7 million at December 31, 2013 and decreased $82.6 million, or 14.7%, from $561.3 million at December 31, 2012. At June 30, 2014, our investment security portfolio was 7.1% of our total interest-earning assets and produced an average taxable equivalent yield of 2.73% for the six months ended June 30, 2014.

The following table sets forth the fair value of the available-for-sale securities at the dates indicated:

Investment Portfolio

	June 30,	December 31,		Percent Change
	2014	2013	2012	Q2 vs YE 2013	2013 vs 2012
	(Dollars in thousands)
Investment securities available for sale:
U.S. treasury securities	$—	$—	$2,003	—%	(100.0)%
U.S. agency securities	32,815	34,322	40,158	(4.4)	(14.5)
Mortgage-backed securities (MBS):
U.S. agency MBS—residential pass-through:
Guaranteed by GNMA	113,209	119,568	71,542	(5.3)	67.1
Issued by FNMA and FHLMC	148,082	165,418	237,852	(10.5)	(30.5)
U.S. agency MBS—collateralized mortgage obligation (“CMO”)	129,035	138,392	155,292	(6.8)	(10.9)

Total MBS	390,326	423,378	464,686	(7.8)	(8.9)

State, county and municipal securities	16,484	16,099	50,093	2.0	(68)
Other securities	5,309	4,891	4,384	8.5	11.6

Total investment securities available for sale	$444,934	$478,690	$561,324	(7.1)%	(14.7)%

See “—Maturity Distribution of Investment Securities,” below for information regarding the contractual maturities and duration of our investment securities portfolio.

The following table summarizes the investment securities with unrealized losses at June 30, 2014 by aggregated major security type and length of time in a continuous unrealized loss position:

	June 30, 2014
	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Temporarily Impaired
U.S. agency securities	$—	$—	$—	$—	$—	$—
Mortgage-backed securities:
U.S. agency MBS—pass-through	406	1	41,396	846	41,802	847
U.S. agency MBS—CMO	—	—	32,171	1,596	32,171	1,596

Total MBS	406	1	73,567	2,442	73,973	2,443

Equity securities	2,080	85	—	—	2,080	85

Total temporarily impaired securities	$2,486	$86	$73,567	$2,442	$76,053	$2,528

None of the unrealized losses relate to the marketability of the securities or the issuer’s ability to honor redemption of the obligations. We have adequate liquidity and, therefore, do not plan to sell and, more likely than not, will not be required to sell these securities before recovery of the indicated impairment. Accordingly, the unrealized losses on these securities have been determined to be temporary.

Loan Portfolio

We originate commercial and residential real estate loans, including construction loans, commercial and industrial loans, residential mortgages and other consumer loans. A strong emphasis is placed on the commercial portfolio, consisting of commercial and industrial and commercial real estate loan types, with over 75% of the portfolio residing in these loan types as of June 30, 2014. Our commercial portfolio is further diversified by industry concentration. Our commercial portfolio primarily includes loans to clients in specialized industries, including energy, healthcare, franchise restaurant, technology and convenience and gas retail. Additional commercial lending activities include commercial real estate and construction, general corporate loans, business banking and community banking loans. Mortgage, wealth management and retail make up the majority of the consumer portfolio.

The following tables present total loans outstanding by portfolio component and class of financing receivable as of June 30, 2014, and December 31, 2013 and 2012. The tables below are presented using a risk-based perspective of the loan portfolio. Total loan balances include ANCI loans, originated loans and ACI loans combined. Subsequent tables present the ANCI, ACI and originated loans separately.

	Total Loans			Change
	June 30, 2014	December 31, 2013	December 31, 2012	Q2 2014 vs YE 2013	YE 2013 vs YE 2012
	(Dollars in thousands)
Commercial Real Estate
Construction and land development	$129,832	$109,111	$83,641	$20,721	$25,470
Other income producing	691,173	629,850	646,973	61,323	(17,123)

Total commercial real estate	821,005	738,961	730,614	82,044	8,347

Commercial and Industrial
Energy sector	911,727	794,550	501,446	117,177	293,104
Restaurant industry(1)	475,185	400,981	276,652	74,204	124,329
Healthcare	341,839	281,405	187,713	60,434	93,692
Services	664,751	612,231	338,311	52,520	273,920
Other	841,264	814,278	775,046	26,986	39,232

Total commercial and industrial	3,234,766	2,903,445	2,079,168	331,321	824,277

Consumer
Residential real estate	1,099,409	1,092,400	1,119,967	7,009	(27,567)
Other	123,060	94,925	60,340	28,134	34,586

Total consumer	1,222,469	1,187,325	1,180,307	35,143	7,019

Small Business Lending	87,244	55,420	26,567	31,824	28,853

Total (Gross of Unearned Discount and Fees)	5,365,484	4,885,151	4,016,656	480,332	868,496

Unearned Discount and Fees	(22,963)	(25,911)	(24,280)	2,949	(1,632)

Total (Net of Unearned Discount and Fees)	$5,342,521	$4,859,240	$3,992,376	$483,281	$866,864

Covered by FDIC Loss Sharing Agreements(2)	$401,763	$468,864	$665,797	$(67,101)	$(196,933)

	Total Originated loans			Change
	June 30, 2014	December 31, 2013	December 31, 2012	Q2 2014 vs YE 2013	YE 2013 vs YE 2012
	(Dollars in thousands)
Commercial Real Estate
Construction and land development	$96,187	$68,302	$4,031	$27,885	$64,271
Other income producing	374,214	226,978	27,853	147,236	199,125

Total commercial real estate	470,401	295,280	31,884	175,121	263,396

Commercial and Industrial
Energy sector	911,683	794,227	479,728	117,456	314,499
Restaurant industry(1)	470,940	395,946	265,664	74,994	130,282
Healthcare	312,829	249,061	144,725	63,768	104,336
Services	631,459	570,967	255,407	60,492	315,560
Other	668,059	612,138	400,840	55,921	211,298

Total commercial and industrial	2,994,970	2,622,339	1,546,364	372,631	1,075,975

Consumer
Residential real estate	458,052	369,065	140,457	88,987	228,608
Other	105,288	76,414	28,080	28,874	48,334

Total consumer	563,340	445,479	168,537	117,861	276,942

Small Business Lending	76,128	47,047	14,119	29,081	32,928

Total (Gross of Unearned Discount and Fees)	4,104,839	3,410,145	1,760,904	694,694	1,649,241

Unearned Discount and Fees	(14,686)	(16,509)	(12,010)	1,823	(4,499)

Total (Net of Unearned Discount and Fees)	$4,090,153	$3,393,636	$1,748,894	$696,517	$1,644,742

Percent to total loans	76.56%	69.84%	43.81%

	Total ANCI loans			Change
	June 30, 2014	December 31, 2013	December 31, 2012	Q2 2014 vs YE 2013	YE 2013 vs YE 2012
	(Dollars in thousands)
Commercial Real Estate
Construction and land development	$7,465	$7,433	$11,564	$32	$(4,131)
Other income producing	62,651	87,149	147,105	(24,498)	(59,956)

Total commercial real estate	70,116	94,582	158,669	(24,466)	(64,087)

Commercial and Industrial
Energy sector	44	323	21,718	(279)	(21,395)
Restaurant industry	1,262	2,426	8,465	(1,164)	(6,039)
Healthcare	13,315	14,260	24,317	(945)	(10,057)
Services	31,016	38,776	78,120	(7,760)	(39,344)
Other	68,752	83,855	156,464	(15,103)	(72,609)

Total commercial and industrial	114,389	139,640	289,084	(25,251)	(149,444)

Consumer
Residential real estate	309,264	343,370	491,861	(34,106)	(148,491)
Other	11,911	10,985	19,870	926	(8,885)

Total consumer	321,175	354,355	511,731	(33,180)	(157,376)

Small Business Lending	11,116	8,373	12,448	2,743	(4,075)

Total (Gross of Unearned Discount and Fees)	516,796	596,950	971,932	(80,154)	(374,982)

Unearned Discount and Fees	(8,277)	(9,402)	(12,270)	1,125	2,868

Total (Net of Unearned Discount and Fees)	$508,519	$587,548	$959,662	$(79,029)	$(372,114)

Percent to total loans	9.52%	12.09%	24.04%

	Total ACI loans			Change
	June 30, 2014	December 31, 2013	December 31, 2012	Q2 2014 vs YE 2013	YE 2013 vs YE 2012
	(Dollars in thousands)
Commercial Real Estate
Construction and land development	$26,180	$33,376	$68,046	$(7,196)	$(34,670)
Other income producing	254,308	315,723	472,015	(61,415)	(156,292)

Total commercial real estate	280,488	349,099	540,061	(68,611)	(190,962)

Commercial and Industrial
Energy sector	—	—	—	—	—
Restaurant industry	2,983	2,609	2,523	374	86
Healthcare	15,695	18,084	18,671	(2,389)	(587)
Services	2,276	2,488	4,784	(212)	(2,296)
Other(3)	104,453	118,285	217,742	(13,832)	(99,457)

Total commercial and industrial	125,407	141,466	243,720	(16,059)	(102,254)

Consumer
Residential real estate	332,093	379,965	487,649	(47,872)	(107,684)
Other	5,861	7,526	12,390	(1,666)	(4,863)

Total consumer	337,954	387,491	500,039	(49,538)	(112,547)

Small Business Lending	—	—	—	—	—

Total (Gross of Unearned Discount and Fees)	743,849	878,060	1,283,820	(134,207)	(405,763)

Unearned Discount and Fees	—	—	—	—	—

Total (Net of Unearned Discount and Fees)	$743,849	$878,056	$1,283,820	$(134,207)	$(405,763)

Percent to total loans	13.92%	18.07%	32.16%

(1)	In the originated portfolio, the “Restaurant Industry” category includes the franchise restaurant component of our specialized industry lending. See “Commercial and Industrial” below.
(2)	As of December 31, 2012, we had submitted to the FDIC under our loss sharing agreements in respect of the Superior transaction claims in excess of the first loss threshold of $347 million and had been reimbursed the 80% of the covered losses by the FDIC up to this initial threshold. Subsequent claims between $347 million and $504 million are not reimbursable under the loss share agreement. We do not currently expect our claims will exceed the second threshold of $504 million, over which losses are reimbursed at 80%. For a description of our loss sharing agreements, see “—FDIC Indemnification.”
(3)	This category for ACI loans includes all pooled commercial and industrial loans which may contain certain energy, franchise restaurant, healthcare or services loan types.

Commercial Real Estate.    Commercial real estate (“CRE”) loans increased by $82 million, or 11.1%, since December 31, 2013 and by $90.4 million, or 12.4%, since December 31, 2012. CRE loans represented 15.3% of our total loan portfolio at June 30, 2014, compared to 15.1% of total loans at December 31, 2013 and 18.2% of total loans at December 31, 2012. Our CRE lending team is a group of highly experienced relationship managers focusing on construction lending and income producing properties which are generally located in our geographic footprint. Following the Superior, Cadence and Encore acquisitions, we had a high concentration in investor real estate loans and have spent the last three years actively working down this acquired portfolio. We have successfully reduced this portfolio to a level considered acceptable by management. A modest increase in CRE loans is expected going forward, with attention on high credit quality and requirement for high equity ownership in the projects for organically originated loans. CRE loans are secured by a variety of property types, including office buildings, retail facilities, commercial mixed use and multi-family dwellings.

Commercial construction and land development currently consists of commercial development projects, such as apartment buildings as well as office buildings, retail and other income producing properties. Residential construction loans are mainly focused on financing the construction of residential dwellings.

Commercial and Industrial.    C&I loans increased by $331.3 million, or 11.4%, since December 31, 2013, and by $1.2 billion, or 55.6%, since December 31, 2012. C&I loans represent 60.3% of our total loan portfolio at June 30, 2014, compared to 59.4% of total loans at December 31, 2013 and 51.8% of total loans at December 31, 2012. Our C&I loan growth largely reflects our focus on this broad loan category. We seek further diversification within C&I loans by industry to mitigate concentration risk in any one industry and/or risk type. Our specialized industries are the predominant drivers of the growth and diversification of this portion of our loan portfolio. Specialized industries lending has experienced teams with extensive knowledge on their particular industry, allowing for quality underwriting and relationship-based lending. The seven members of our energy team have an average of approximately 16 years of banking experience and the six members of our specialized industries team have an average of approximately 19 years of banking experience, with the 58 members of our entire C&I team having an average of approximately 19 years of banking experience.

The following table presents our originated C&I portfolio by specialized industries and other C&I lending for the periods shown:

	Originated C&I Loans
	June 30, 2014	December 31, 2013	Q2 2014 vs YE 2013	Unfunded Commitments– June 30, 2014
	(Dollars in thousands)
Specialized Industries
Energy sector
Exploration and Production (“E&P’”)	$506,525	$462,959	$43,566	$289,941
Midstream	253,955	205,241	48,714	259,209
Energy Services	151,203	126,027	25,176	99,210

Total energy sector	911,683	794,227	117,456	648,360

Franchise restaurant	470,940	395,946	74,994	67,707
Healthcare	312,829	249,061	63,768	92,382
Convenience and gas	177,709	151,765	25,944	87,491
Technology	113,331	19,126	94,205	12,942

Total specialized industries	1,986,492	1,610,125	376,367	908,882

Other C&I loans	1,008,478	1,012,214	(3,736)	590,205

Total originated C&I loans	$2,994,970	$2,622,339	$372,631	$1,499,087

Energy, which is the largest specialized industry, is $912 million or 17.1% of the originated loan portfolio as of June 30, 2014. The energy category is further broken down into three areas of specialization: Exploration and Production “E&P”, Midstream and Energy Services. Exploration and Production customers are primarily businesses that derive a majority of their revenues from the sale of oil and gas and whose credit needs require technical evaluation of oil and gas reserves. Emphasis for E&P is on high quality, independent producers with proven track records. Midstream lending is to customers who handle the gathering, treating and processing, storage or transportation of oil and gas. Energy Services lending targets oilfield service companies that provide equipment and services used in the exploration for and extraction of oil and natural gas.

Franchise restaurant and healthcare are also large components of our specialized industries. For these industries we focus on larger corporate clients, who are typically well-known within the industry. The client coverage for both of these components is national in scope, given the size and capital needs of the majority of the clients. Given this customer profile, we frequently participate with two or more banks in such credits through syndication.

Over half of the originated commercial loan portfolio consists of syndicated credits, which vary by industry and geography. These transactions are generally relationship-based and have the potential for ancillary business. The majority of these transactions are managed within the specialized industries component due to the size and capital needs of such clients, as well as the relationship manager’s expertise and relationships within the marketplace.

Our services category includes professional services such as law firms, portfolio management firms and financial services firms as well as other services such as funeral homes and telecommunications services. Other C&I loans are all other loans that do not fit into the aforementioned categories. The larger components of this category would be manufacturing, convenience and gas, retail, transportation and non-profits. These C&I loans typically provide working capital, equipment financing and financing for expansion and are generally secured by assignments of corporate assets including accounts receivable, inventory and/or equipment.

Consumer.    Consumer loans increased by $35.1 million, or 3.0%, since December 31, 2013 and by $42.2 million, or 3.6%, since December 31, 2012. Consumer loans represent 22.8% of total loans at June 30, 2014, compared to 24.3% of total loans at December 31, 2013 and 29.4% of total loans at December 31, 2012. We originate residential real estate mortgages that are held for investment as well as held for sale in the secondary market. Approximately 24% of the portfolio relates to acquired portfolios. New residential mortgage origination growth is primarily targeted to be in Texas going forward.

Small Business.    Small Business loans increased by $32 million, or 57.4% since December 31, 2013, and $61 million, or 228.4% since December 31, 2012. Small business loans represent 1.6% of the total loan portfolio at June 30, 2014, compared to 1.1% of total loans at December 31, 2013 and 0.7% of total loans as of December 31, 2012. The small business category is now defined as all commercial loans with an exposure of $1.5 million or less. The limit was increased in the second quarter of 2014 from commercial loans with an exposure of $1.0 million or less. These loans are centrally underwritten in the Cadence Loan Center, using defined underwriting standards that are applied consistently throughout the category.

Concentrations of Credit.    Our concentrations of credit are closely and consistently monitored by senior management and our board of directors. Individual concentration limits are assessed and established, as needed, on a quarterly basis and measured as a percentage of risk-based capital. All concentrations greater than 25% of risk-based capital require a concentration limit, which is monitored and reported to the board of directors on a quarterly basis. In addition to the loans categorized in the loan portfolio section, we manage concentration limits for leveraged loans, convenience and gas loans, technology loans, portfolio management loans and general bank enterprise value loans.

We evaluate the appropriateness of our underwriting standards in response to changes in national and regional economic conditions, including energy prices, interest rates, real estate values, and employment levels. Underwriting standards and credit monitoring activities are assessed and enhanced in response to changes in these conditions.

FDIC Indemnification.    As part of our acquisition of the Superior franchise from the FDIC, we entered loss sharing agreements with the FDIC. Under the agreements, the FDIC is obligated to reimburse us for losses with respect to covered assets beginning with the first dollar of loss incurred at eighty percent (80%) on the first $347 million in covered losses, zero percent on the losses between $347 million and $504 million, then eighty percent (80%) of losses in excess of $504 million. The loss sharing agreements consist of a single-family shared-loss agreement and a commercial and other loans shared-loss agreement. The single family shared-loss agreement provides for FDIC loss sharing and reimbursement to us for recoveries to the FDIC for ten years from April 15, 2011 for single-family residential loans. The commercial shared-loss agreement provides for FDIC loss sharing for five years from April 15, 2011 and our reimbursement for recoveries to the FDIC for eight years from April 15, 2011 for all other covered assets.

The reimbursable losses from the FDIC are based on the book value of the relevant covered assets as determined by the FDIC at the date of acquisition. New loans originated after that date are not covered by the provisions of the loss sharing agreements. We will refund to the FDIC its share of recoveries with respect to losses for which the FDIC paid under the loss sharing agreements.

As of December 31, 2012 we had submitted claims in excess of the first threshold of $347 million and had been reimbursed the 80% of the covered losses by the FDIC up to this initial threshold. As stated above, subsequent claims between $347 million and $504 million are not reimbursable under the loss share agreements. We do not currently expect our claims will exceed the second threshold of $504 million.

At the acquisition date, the expected reimbursements from the FDIC under the loss sharing agreements were recorded as an indemnification asset at its estimated fair value of $288 million. The indemnification asset reflects the present value of the expected net cash reimbursement related to the loss sharing agreement described above. As of June 30, 2014, the remaining indemnification asset totaled $2.6 million dollars and is being amortized over the remaining life of the covered assets.

Early termination of the loss share agreement would allow for elimination of certain administrative costs and incremental accounting requirements, and would limit any future liability by Cadence to the FDIC through potential claw back review liabilities or sharing of future recoveries with the FDIC. Elimination of certain limitations within the loss share agreement would also support accelerated collection efforts with reduced costs and risk. Further, the purchase and assumption agreement would remain in place subsequent to loss share termination. However, under applicable regulations, assets covered by loss-sharing agreements with the FDIC are assigned 20% risk weighting for purposes of calculating regulatory capital adequacy ratios. Upon any termination of our loss-sharing agreements, the risk weighting of assets currently covered by these agreements would increase to 100%, or 150% in the case of certain high volatility commercial real estate loans upon the full phase in of Basel III requirements. Based on our assets covered by FDIC loss-sharing as of June 30, 2014, termination of our loss-sharing agreements would increase our risk weighted assets by approximately $232.3 million, which would result in a decrease in our capital adequacy ratios, including a decrease of approximately 0.41% in our Tier 1 capital ratio and approximately 0.37% in our Tier 1 common equity capital ratio.

Asset Quality

We focus on asset quality strength through robust underwriting as well as proactive monitoring and reporting of the loan portfolio. Credit risk is governed and reported up to the board of directors primarily through our senior credit risk management committee. The senior credit risk management committee reviews credit portfolio management information such as delinquencies, policy updates and changes, nonperforming loans and assets, concentrations of credit, credit reviews, asset quality trends and portfolio analysis. Further, both senior loan committee and loan committee, which are the primary channels for credit approvals, report up through senior credit risk management committee. The approval for our Senior Loan Committee is generally required for loans in an amount greater than

$5 million.5 The senior loan committee addresses all loan approvals greater than $5 million, while the Loan Committee generally addresses all approvals from $2 million to $5 million. 6 Additionally, there is a special assets group committee which manages all approvals for criticized and classified credits greater than $1 million. Our board of directors receives information concerning asset quality measurements and trends on at least a quarterly basis if not more frequently. While we continue to proactively monitor the loan portfolio, external factors, such as an economic downturn, can lead to negative consequences such as lowered earnings and unemployment leading to the inability to make loan payments.

Credit policies have been established for each type of lending activity in which we engage, with a particular focus given to the commercial side of the Bank. Polices are evaluated and updated as needed based on changes in guidance and regulations as well as business needs of the Bank.

Each loan’s creditworthiness is assessed and assigned a risk rating, based on both the borrower strength as well as the structure of the loan. Each risk rating takes into account the probability of default as well as loss given default. Risk rating accuracy and reporting are critical tools for monitoring the portfolio as well as determining the allowance for credit losses.

We seek to maintain effective credit risk management through collaboration between the lines of business, credit administration and risk management. We believe thorough underwriting, proactive monitoring of the portfolio and early detection of problem loans provide us the foundation to maintain high asset quality standards.

Acquired Loans.    Loans acquired in acquisitions are initially recorded at fair value with no carryover of the related allowance for credit losses. The fair value of the loans is determined using market participant assumptions in estimating the amount and timing of principal and interest cash flows initially expected to be collected on the loans and discounting those cash flows at an appropriate market rate of interest.

Under the accounting model for acquired loans, the excess of cash flows expected to be collected over the carrying amount of the loans, referred to as the “accretable yield,” is accreted into interest income over the life of the loans using the effective yield method. Accordingly, acquired loans are not subject to classification as nonaccrual in the same manner as originated loans. Rather, acquired loans are considered to be accruing loans because their interest income relates to the accretable yield recognized and not to contractual interest payments. However, if the timing or amount of the expected cash flows cannot be reasonably estimated an ACI loan may be placed in nonaccruing status. The excess of an ACI loan’s contractually required payments over the cash flows expected to be collected is the nonaccretable difference. As such, charge-offs on acquired loans are first applied to the nonaccretable difference and then to any related allowance for credit losses recognized subsequent to the acquisition. A decrease in expected cash flows in subsequent periods may indicate that the ACI loan pool or specifically reviewed loan is impaired, which would require the establishment of an allowance for credit losses by a charge to the provision for credit losses.

Select asset quality metrics presented below distinguish between the originated, ANCI and ACI portfolios.

Nonperforming Assets.    Nonperforming assets include nonperforming loans and property acquired through foreclosures or repossession (other real estate owned or “OREO”).

[5]	Senior Loan Committee threshold increased to $7.5 million in July 2014.
[6]	Loan Committee increased to $3 million in July 2014.

The following tables present nonperforming assets and additional asset quality data for the dates indicated:

	As of June 30, 2014
	Originated	ANCI	ACI	Total
	(Dollars in thousands)
Recorded investment in:
Nonperforming loans (“NPLs”):
Commercial real estate	$12	$931	$15,857	$16,800
Commercial and industrial	1,323	297	10,860	12,478
Consumer	156	4,908	680	5,744
Small business	18	269	—	287

Total NPLs	1,509	6,405	27,397	35,309
Foreclosed OREO	—	1,094	53,445	54,539

Total nonperforming assets (“NPAs”)	$1,509	$7,499	$80,842	$89,848

NPLs as a percentage of total loans	0.03%	0.12%	0.51%	0.66%

NPLs as a percentage of portfolio	0.04%	1.26%	3.68%

NPAs as a percentage of loans plus OREO	0.03%	0.14%	1.50%	1.66%

NPAs as a percentage of portfolio plus OREO	0.04%	1.47%	10.14%

NPAs as a percentage of total assets	0.02%	0.11%	1.15%	1.27%

Accruing 90 days or more past due	$531	$1,591	$59,708	$61,830

	As of December 31, 2013
	Originated	ANCI	ACI	Total
	(Dollars in thousands)
Recorded investment in:
NPLs:
Commercial real estate	$28	$366	$13,741	$14,135
Commercial and industrial	2,009	1,994	14,581	18,584
Consumer	145	4,292	1,654	6,091
Small business	26	241	—	267

Total NPLs	2,208	6,893	29,976	39,077
Foreclosed OREO	—	2,657	51,549	54,206

Total NPAs	$2,208	$9,550	$81,525	$93,283

NPLs as a percentage of total loans	0.05%	0.14%	0.62%	0.80%

NPLs as a percentage of portfolio	0.07%	1.17%	3.41%

NPAs as a percentage of loans plus OREO	0.04%	0.19%	1.66%	1.90%

NPAs as a percentage of portfolio plus OREO	0.07%	1.62%	8.77%

NPAs as a percentage of total assets	0.03%	0.15%	1.26%	1.45%

Accruing 90 days or more past due	$533	$451	$84,762	$85,746

	As of December 31, 2012
	Originated	ANCI	ACI	Total
	(Dollars in thousands)
Recorded investment in:
NPLs:
Commercial real estate	$47	$365	$43,623	$44,035
Commercial and industrial	28	3,833	20,423	24,284
Consumer	22	5,867	4,439	10,328
Small business	48	393	—	441

Total NPLs	145	10,458	68,485	79,088
Foreclosed OREO	—	702	77,593	78,295

Total NPAs	$145	$11,160	$146,078	$157,383

NPLs as a percentage of total loans	0.00%	0.26%	1.72%	1.98%

NPLs as a percentage of portfolio	0.01%	1.09%	5.33%

NPAs as a percentage of loans plus OREO	0.00%	0.27%	3.59%	3.87%

NPAs as a percentage of portfolio plus OREO	0.01%	1.16%	10.73%

NPAs as a percentage of total assets	0.00%	0.19%	2.55%	2.75%

Accruing 90 days or more past due	$—	$1,467	$114,247	$115,714

Nonperforming Loans.    Commercial loans, including small business loans, are generally placed on nonaccrual status when principal or interest is past due 90 days or more unless the loan is well secured and in the process of collection, or when the loan is specifically determined to be impaired. When a commercial loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income.

Consumer loans, including residential first and second lien loans secured by real estate, are generally placed on nonaccrual status when they are 120 or more days past due. When a consumer loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income.

Cash receipts on nonperforming loans are used to reduce principal rather than recorded as interest income. Past due status is determined based upon contractual terms.

A nonaccrual loan may be returned to accrual status when repayment is reasonably assured and there has been demonstrated performance under the terms of the loan or, if applicable, under the terms of the restructured loan.

The $3.8 million net decrease in nonperforming loans for the total bank during the first six months of 2014 was primarily driven by reductions in loans in the ACI portfolio. The largest single reduction was a $2.3 million acquired convenience and gas loan located in Florida. The majority of these nonperforming loans are managed within our special assets group, with active workout plans in place. At June 30, 2014, the greater part of the balance was found in the commercial real estate loans in the ACI portfolio, with a concentration in the Florida due to the duration of the judicial process.

The $40.0 million net decrease in nonperforming loans for the total bank during 2013 was primarily driven by reductions in commercial real estate related to the disposition of acquired problem assets. At December 31, 2013, the majority of the balance resides in the ACI portfolio, relatively split between commercial and industrial loans and commercial real estate loans.

Past Due 90 Days and Accruing.    We classify certain loans with principal or interest past due 90 days or more as accruing loans if those loans are well secured and in the process of collection, or are specifically determined to be impaired as accruing loans. The majority of the accruing 90 days or more past due loans reside in the ACI portfolio and primarily consist of single family residential loans, the bulk of which are located in Florida and Alabama, as well as commercial real estate loans. The 90 days or more past due loans have continually reduced since December 31, 2012, with the driver being reductions in the ACI portfolio. These loans are monitored on a weekly basis by both the lines of business and credit administration. Our special assets group actively manages the larger commercial loans that are 90 days or more past due.

Troubled Debt Restructuring.    We attempt to work with borrowers when necessary to extend or modify loan terms to better align with the borrower’s ability to repay. Extensions and modifications to loans are made in accordance with internal policies and guidelines which conform to regulatory guidance. Each occurrence is unique to the borrower and is evaluated separately. The Bank considers regulatory guidelines when restructuring loans to ensure that prudent lending practices are followed. Qualifying criteria and payment terms are structured by the borrower’s current and prospective ability to comply with the modified terms of the loan.

A modification is classified as a troubled debt restructuring (a “TDR”) if the borrower is experiencing financial difficulty and it is determined that we have granted a concession to the borrower. We may determine that a borrower is experiencing financial difficulty if the borrower is currently in default on any of its debt, or if it is probable that a borrower may default in the foreseeable future without the modification. Concessions could include reductions of interest rates, extension of the maturity date at a rate lower than current market rate for a new loan with similar risk, reduction of accrued interest, principal forgiveness, forbearance, or other concessions. The assessments of whether a borrower is experiencing or will likely experience financial difficulty and whether a concession has been granted is highly subjective in nature, and management’s judgment is required when determining whether a modification is classified as a TDR.

All TDRs are reported as impaired. An impaired classification may be removed if the borrower demonstrates compliance with the modified terms and the restructuring agreement specifies an interest rate equal to that which would be provided to a borrower with similar credit at the time of restructuring. Nonperforming loans and impaired loans have unique definitions. Some loans may be included in both categories, whereas other loans may only be included in one category. The following table summarizes our TDR activity for the six months ended June 30, 2014 and the years ended December 31, 2013 and 2012:

ANCI Loans and Originated Loans that were modified into TDRs

For the Six Months Ended June 30, 2014
	Loans Modified in TDRs During the Period		TDRs Experiencing Payment Default(1) during the Period		Number of Loans Modified by:
	Number of TDRs	Recorded Investment	Number of TDRs	Recorded Investment	Forbearance Agreement
(dollars in thousands)
Commercial Real Estate
Other income producing	—	$—	—	$—	—

Total commercial real estate	—	—	—	—	—

Commercial and Industrial
Services	—	—	—	—	—
Other	—	—	—	—	—

Total commercial and industrial	—	—	—	—	—

Consumer
Residential real estate	1	507	—	—	1

Total consumer	1	507	—	—	1

Total	1	$507	—	$—	1

(1)	Default is defined as the earlier of the troubled debt restructuring being placed on non-accrual status or obtaining 90 day past due status with respect to principal and/or interest payments.

	For the Year Ended December 31, 2013				For the Year Ended December 31, 2012
	Loans Modified in TDRs During the Period		TDRs Experiencing Payment Default(1) during the Period		Loans Modified in TDRs During the Period		TDRs Experiencing Payment Default(1) during the Period
	Number of TDRs	Recorded Investment	Number of TDRs	Recorded Investment	Number of TDRs	Recorded Investment	Number of TDRs	Recorded Investment
	(dollars in thousands)
Commercial Real Estate
Other income producing	2	$327	—	$—	—	$—	—	$—

Total commercial real estate	2	327	—	—	—	—	—	—

Commercial and Industrial
Energy sector	1	1,909	—	—	—	—	—	—
Services	1	735	—	—	—	—	—	—
Other	1	370	—	—	1	1,019	1	1,019

Total commercial and industrial	3	3,014	—	—	1	1,019	1	1,019

Total	5	$3,341	—	$—	1	$1,019	1	$—

(1)	Default is defined as the earlier of the troubled debt restructuring being placed on non-accrual status or obtaining 90 day past due status with respect to principal and/or interest payments.

	For the Year Ended December 31, 2013		For the Year Ended December 31, 2012
	Number of Loans Modified by:		Number of Loans Modified by:
	Rate Concession	Forbearance Agreement	Forbearance Agreement
Commercial Real Estate
Construction and land development
Other income producing	2	—	1

Total commercial real estate	2	—	1

Commercial and Industrial
Energy sector	—	1	—
Services	1	—	—
Other	1	—	—

Total commercial and industrial	2	—	—

Total	4	1	1

ACI Loans that were modified into TDRs

	For the Year Ended December 31, 2013				For the Year Ended December 31, 2012
	Loans Modified in TDRs During the Period		TDRs Experiencing Payment Default(1) during the Period		Loans Modified in TDRs During the Period		TDRs Experiencing Payment Default(1) during the Period
	Number of TDRs	Recorded Investment	Number of TDRs	Recorded Investment	Number of TDRs	Recorded Investment	Number of TDRs	Recorded Investment
	(dollars in thousands)
Commercial Real Estate
Other income producing	1	$882	—	$—	2	$17,810	—	$—

Commercial and Industrial
Other	1	1,401	—	—	3	2,471	1	—

Total	2	$2,283	—	$—	5	$20,281	1	$—

(1)	Default is defined as the earlier of the troubled debt restructuring being placed on non-accrual status or obtaining 90 day past due status with respect to principal and/or interest payments.

	For the Year Ended December 31, 2013 Number of Loans Modified by:	For the Year Ended December 31, 2012 Number of Loans Modified by:
	Rate Concession	Rate Concession	Interest Only
Commercial Real Estate
Other income producing	1	1	1

Commercial and Industrial
Other	1	2	1

Total	2	3	2

There were no ACI loans modified into TDR’s during the three or six month ended June 30, 2014.

Potential Problem Loans.    We classify certain loans as “special mention,” “substandard,” or “doubtful,” based on criteria consistent with guidelines provided by our banking regulators. Potential problem loans represent loans that are currently performing, but for which known information about possible credit problems of the related borrowers causes management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans as nonperforming at some time in the future. These loans are not included in the amounts of nonaccrual or restructured loans presented above. We cannot predict the extent to which economic conditions or other factors may impact borrowers and the potential problem loans. Accordingly, there can be no assurance that other loans will not become 90 days or more past due, be placed on nonaccrual status, become restructured, or require increased allowance coverage and provision for credit losses. We have not identified any significant credits as potential problem loans at June 30, 2014. Any potential problem loans would be assessed for loss exposure consistent with the methods described in Notes 1 and 4 to our Consolidated Financial Statements.

We expect the levels of nonperforming assets and potential problem loans to fluctuate in response to changing economic and market conditions, and the relative sizes of the respective loan portfolios, along with our degree of success in resolving problem assets. We seek to take a proactive approach with respect to the identification and resolution of problem loans.

Other Real Estate Owned.    Other real estate owned consists of properties acquired through foreclosure and unutilized bank-owned properties. These properties, as held for sale properties, are recorded at fair value, less estimated costs to sell, and on the date of foreclosure establish a new cost basis for the property. Subsequent to the foreclosure date the OREO is maintained at the lower of cost or fair value. Any write-down to fair value required at the time of foreclosure is charged to the allowance for credit losses. Subsequent gains or losses on other real estate owned resulting from the sale of the property or additional valuation allowances required due to further declines in fair value are reported in other noninterest income or expense.

The balance of OREO was $57.4 million as of June 30, 2014 compared to $57.8 million and $78.3 million as of December 31, 2013 and 2012, respectively. The largest component of our OREO, or $28.0 million, is comprised of single-family residential properties located in Alabama and Florida acquired through foreclosures within our ACI portfolio. The following tables present the balances of our OREO as of the dates indicated:

	As of June 30, 2014
	ANCI	ACI	Other	Total
	(Dollars in thousands)
Acquired through foreclosure
Land	$28	$11,134	$—	$11,162
Residential property	1,066	26,916	—	27,982
Commercial property	—	15,395	—	15,395

Total foreclosed OREO	1,094	53,445	—	54,539
Unutilized bank-owned properties
Land	—	—	1,657	1,657
Commercial property	—	—	1,189	1,189

Total unutilized bank owned property	—	—	2,846	2,846

Total OREO	$1,094	$53,445	$2,846	$57,385

	As of December 31, 2013
	ANCI	ACI	Other	Total
	(Dollars in thousands)
Acquired through foreclosure
Land	$28	$12,231	$—	$12,259
Residential property	2,323	22,279	—	24,602
Commercial property	306	17,039	—	17,345

Total foreclosed OREO	2,657	51,549	—	54,206
Unutilized bank-owned properties
Land	—	—	1,089	1,089
Commercial property	—	—	2,542	2,542

Total unutilized bank owned property	—	—	3,631	3,631

Total OREO	$2,657	$51,549	$3,631	$57,837

	As of December 31, 2012
	ANCI	ACI	Other	Total
	(Dollars in thousands)
Acquired through foreclosure
Land	$266	$15,690	$—	$15,956
Residential property	436	32,831	—	33,267
Commercial property	—	29,072	—	29,072

Total foreclosed OREO	702	77,593	—	78,295
Unutilized bank—owned properties
Land	—	—	—	—
Commercial property	—	—	—	—

Total unutilized bank owned property	—	—	—	—

Total OREO	$702	$77,593	$—	$78,295

Allowance for Credit Losses

The allowance for credit losses (“ACL”) is maintained at a level that management believes is adequate to absorb all probable losses on loans inherent in the loan portfolio as of the reporting date. Events that are not within the Company’s control, such as changes in economic factors, could change subsequent to the reporting date and could cause the ACL to be over or understated. The amount of the allowance is affected by loan charge-offs, which decrease the allowance; recoveries on loans previously charged off, which increase the allowance; and the provision for credit losses charged to earnings, which increases the allowance. In determining the provision for credit losses, management monitors fluctuations in the ACL resulting from actual charge-offs and recoveries and reviews the size and composition of the loan portfolio in light of current and anticipated economic conditions (see “—Balance Sheet Drivers—Asset Quality” above and Notes 1 and 4 to the Consolidated Financial Statements).

Management presents the quarterly review of the ACL to the ACL committee of the Bank’s board of directors, indicating any recommendations as to adjustments in the ACL. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as events change.

Total ACL for the period ending June 30, 2014 was $46.7 million on total loans (net of unearned discounts and fees) of $5.34 billion, or 0.87%. This compares with $44.3 million on loans of $4.86 billion, or 0.91% at December 31, 2013 and $34.1 million on loans of $3.99 billion, or 0.85% at

December 31, 2012. The following tables present the allocation of the allowance for credit losses and the percentage of these loans to total loans. The allocation below is neither indicative of the specific amounts or the loan categories in which future charge-offs may occur, nor is it an indicator of any future loss trends. The allocation of the allowance to each category does not restrict the use of the allowance to absorb any losses in any category.

	Allowance for Credit Losses			Percent of ACL to Each Category of Loans			Percent of Loans in Each Category to Total Loans
	June 30,	December 31,		June 30,	December 31,		June 30,	December 31,
	2014	2013	2012	2014	2013	2012	2014	2013	2012
	(Dollars in thousands)
Originated Loans
Commercial real estate	$3,468	$2,476	$753	0.74%	0.84%	2.36%	8.77%	6.04%	0.79%
Commercial and industrial	17,305	10,111	9,724	0.58%	0.39%	0.63%	55.80%	53.68%	38.50%
Consumer	2,929	1,976	968	0.52%	0.44%	0.57%	10.50%	9.12%	4.20%
Small business	792	400	114	1.04%	0.85%	0.81%	1.42%	0.96%	0.35%

Total originated loans	24,494	14,963	11,559	0.60%	0.44%	0.66%	76.49%	69.80%	43.84%

ANCI Loans
Commercial real estate	121	133	910	0.17%	0.14%	0.57%	1.31%	1.94%	3.95%
Commercial and industrial	1,080	1,394	1,557	0.94%	1.00%	0.54%	2.13%	2.86%	7.20%
Consumer	236	317	43	0.08%	0.09%	0.01%	5.99%	7.25%	12.74%
Small business	202	247	41	1.82%	2.95%	0.33%	0.21%	0.17%	0.31%

Total ANCI	1,639	2,091	2,551	0.32%	0.36%	0.27%	9.64%	12.22%	24.20%

ACI Loans
Commercial real estate	5,205	9,704	7,175	1.86%	2.78%	1.33%	5.23%	7.15%	13.45%
Commercial and industrial	5,197	4,346	5,726	4.14%	3.07%	2.35%	2.34%	2.90%	6.07%
Consumer	10,190	13,165	7,091	3.02%	3.40%	1.42%	6.30%	7.93%	12.44%
Small business	—	—	—	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Total ACI	20,592	27,215	19,992	2.77%	3.10%	1.56%	13.87%	17.98%	31.96%

Total Loans
Commercial real estate	8,794	12,307	8,838	1.07%	1.67%	1.21%	15.31%	15.13%	18.19%
Commercial and industrial	23,582	15,856	17,007	0.73%	0.55%	0.82%	60.27%	59.44%	51.77%
Consumer	13,355	15,459	8,101	1.10%	1.31%	0.69%	22.79%	24.30%	29.38%
Small business	994	647	155	1.14%	1.17%	0.58%	1.63%	1.13%	0.66%

Total allowance for credit losses	$46,725	$44,269	$34,102	0.87%	0.91%	0.85%	100.00%	100.00%	100.00%

Originated ACL.    The ACL on our originated loan portfolio totaled $24.5 million, or 0.60% on loans of $4.1 billion as of June 30, 2014 compared to $15.0 million, or 0.44%, and $11. 6 million or 0.66% for the periods ended December 31, 2013 and December 31, 2012, respectively. The primary driver of the originated ACL is the underlying credit quality of the loans, which has declined slightly as the portfolio has become more seasoned. Our loans are categorized into specific risk segments and are subject to loss rates according to their segment and risk rating. In addition, certain qualitative factors are also considered at management’s discretion, which are based on a combination of economic trends, and internal changes. These qualitative factors have represented less than +/-10% of the total originated ACL for all periods presented. In some cases, loans may become eligible for a specific review for impairment under the applicable accounting guidance See “—Critical Accounting Policies and Estimates.”

The majority of the increase in our originated ACL over the reported periods has been due to general loan growth. In the originated portfolio, certain risk segments tend to carry higher ratios of expected loss based on their risk ratings and their segments’ specific loss curves. Among our 22 risk segments, energy services represented the highest expected loss/loan ratio at June 30, 2014 at 1.83%, followed by non-income-producing CRE loans at 1.70%, and consumer at 1.34%. All other risk segments had ratios below 1.10%. The largest segments in terms of new production dollars outstanding were energy exploration and production at $507 million, consumer real estate at $471 million, and other services at $452 million.

The originated ACL as a percentage to the total originated portfolio was 0.44% as of December 31, 2013 compared to 0.66% as of December 31, 2012. The majority of the reduction in this ratio resulted primarily from an improvement in our credit risk rating methodology, which allows management to more accurately risk rate individual credits, in addition to our originated portfolio increasing $1.6 billion or 48%. This methodology went into effect during the third quarter of 2013.

The increase in originated ACL as a percentage of total originated loans from December 31, 2013 through June 30, 2014 from 0.44% to 0.60% was due primarily to the downgrades of four specific energy-related credits, which generated approximately $3.17 million in incremental ACL. Two restaurant downgrades were responsible for $1.12 million in incremental ACL, which the remainder of the increase was primarily due to slight changes in qualitative loss factors and our overall loan growth. Qualitative factors are influenced by a variety of factors, including macroeconomic trends, energy prices, and loan portfolio composition, but are ultimately applied based on management discretion. For the year ended December 31, 2013, these factors had little impact to the level of our ACL. For the period ended June 30, 2014, management included qualitative increases of $1.7 million based on certain economic trends.

ANCI ACL.    The ACL on our ANCI loans totaled $1.6 million on $508 million in loans, or 0.32%, at June 30, 2014, compared to $2.1 million, or 0.36%, and $2.6 million, or 0.27%, at December 31, 2013 and 2012, respectively. ANCI loans were recorded at fair value at the date of acquisition and are pooled for ACL assessment based on risk segment, with the majority of the ANCI loan within the consumer residential category. Any net shortage of credit mark indicates the need for an allowance on that segment of loans with certain loans individually reviewed for specific impairment.

ACI ACL.    The ACL on our ACI loans totaled $20.6 million on $744 million in loans, or 2.77%, at June 30, 2014, compared to $27.2 million, or 3.10%, and $20.0 million, or 1.56%, at December 31, 2013 and 2012, respectively. At the time of our acquisitions, we estimated the fair value of the total acquired loan portfolio by segregating the portfolio into loan pools with similar characteristics and certain specifically-reviewed non-homogeneous loans. The similar characteristics used to establish the pools included:

•	risk rating;

•	the loan type based on regulatory reporting guidelines; namely whether the loan was a residential, construction, consumer, or commercial loan; and

•	the nature of collateral.

From these pools, we used certain loan information, including outstanding principal balance, estimated probability of default and loss given default, weighted average maturity, weighted average term to re-price (if a variable rate loan), estimated prepayment rates, and weighted average interest rate to estimate the expected cash flow for each loan pool. For the specifically reviewed loans expected cash flows were determined for each loan based on current performance and collateral values, if the loan is collateral dependent.

Since the acquisition date, the expected cash flows have been re-estimated quarterly utilizing the same cash flow methodology used at the time of acquisition. Any subsequent decreases to the expected cash flows generally results in a provision for credit losses. Conversely, subsequent increases in expected cash flows result in a transfer from the non-accretable discount to the accretable discount, which would have a positive impact on accretion income prospectively. These cash flow evaluations are inherently subjective, as they require material estimates, all of which may be susceptible to significant change.

The largest component of our ACI ACL is our consumer category that primarily includes our acquired residential loans and represents 49.5% of the ACI ACL at June 30, 2014. The main driver of this allowance has been the increasing past due status of the loans in this category, in addition to a lengthy foreclosure process. This component of the ACL has declined $3.0 million to $10.2 million since December 31, 2013 because of impairment reversal on the residential pools as loans have been brought current through individual loan modifications.

The commercial real estate component comprises 25.3% of the ACI ACL at June 30, 2014 and has decreased $4.5 million to $5.2 million since December 31, 2013 primarily because of charged-off specifically- impaired loans that were fully impaired in periods prior to 2014.

The commercial and industrial component comprises 25.2% of the ACI ACL at June 30, 2014 and has increased slightly to $5.2 million since December 31, 2013 primarily due to pooled loan impairments related to the variance in actual versus expected cash flows.

The following table summarizes certain information with respect to our ACL on the total loan portfolio and the composition of charge-offs and recoveries for the periods indicated. Subsequent tables present this information separately for the originated, ANCI and ACI portfolios:

	Total Loans
	Three Months ended June 30, 2014	Six Months ended June 30, 2014	Years Ended December 31,
			2013	2012
	(Dollars in thousands)
Allowance for credit losses at beginning of period	$47,118	$44,269	$34,102	$8,616

Charge-offs:
Commercial real estate	2,237	4,287	2,929	9,501
Commercial and industrial	1	50	3,615	3,282
Consumer	890	1,369	4,693	3,985
Small business	293	293	261	93

Total charge-offs	3,421	5,999	11,498	16,861
Recoveries:
Commercial real estate	21	101	1,947	709
Commercial and industrial	1,223	1,243	201	461
Consumer	616	768	823	686
Small business	3	3	94	—

Total recoveries	1,863	2,115	3,065	1,856

Net charge-offs	1,558	3,884	8,433	15,005

Provision for credit losses:
Commercial real estate	(142)	673	4,451	15,107
Commercial and industrial	3,662	6,533	2,263	15,561
Consumer	(2,790)	(1,503)	11,228	9,574
Small business	435	637	659	248

Total provision for credit losses	1,165	6,340	18,601	40,490

Allowance for credit losses at end of period	$46,725	$46,725	$44,269	$34,102

Loans at end of period, net of unearned income	$5,342,521	$5,342,521	$4,859,240	$3,992,376
Average loans, net of unearned income	5,270,543	5,143,186	4,275,304	3,045,835
Ratio of ending allowance to ending loans	0.87%	0.87%	0.91%	0.85%
Ratio of net charge-offs to average loans(1)	0.12%	0.15%	0.20%	0.49%
Net charge-offs as a percentage of:
Provision for credit losses	133.73%	61.26%	45.34%	37.06%
Allowance for credit losses(1)	13.37%	16.76%	19.05%	44.00%
Allowance for credit losses as a percentage of nonperforming loans	132.33%	132.33%	113.29%	43.12%

	Originated Loans
	Three Months ended June 30, 2014	Six Months ended June 30, 2014	Years Ended December 31,
			2013	2012
	(Dollars in thousands)
Allowance for credit losses at beginning of period	$19,677	$14,963	$11,559	$2,880

Charge-offs:
Commercial real estate	—	—	—	296
Commercial and industrial	—	—	193	363
Consumer	184	334	738	1,101
Small business	—	—	1	—

Total charge-offs	184	334	932	1,760

Recoveries:
Commercial real estate	—	—	207	—
Commercial and industrial	—	—	173	30
Consumer	60	188	419	404
Small business	—	—	—	—

Total recoveries	60	188	799	434

Net charge-offs	124	146	133	1,326

Provision for credit losses:
Commercial real estate	(113)	990	1,516	335
Commercial and industrial	4,096	7,193	407	8,308
Consumer	749	1,101	1,327	1,248
Small business	209	393	287	114

Total provision for credit losses	4,941	9,677	3,537	10,005

Allowance for credit losses at end of period	$24,494	$24,494	$14,963	$11,559

Loans at end of period, net of unearned income	$4,090,153	$4,090,153	$3,393,636	$1,748,894
Ratio of ending allowance to ending loans	0.60%	0.60%	0.44%	0.66%
Net charge-offs as a percentage of:
Provision for credit losses	2.51%	1.51%	3.76%	13.25%
Allowance for credit losses(1)	2.03%	1.20%	0.89%	11.47%
Allowance for credit losses as a percentage of nonperforming loans	NM	NM	NM	NM

	ANCI Loans
	Three Months ended June 30, 2014	Six Months ended June 30, 2014	Years Ended December 31,
			2013	2012
	(Dollars in thousands)
Allowance for credit losses at beginning of period	$1,752	$2,091	$2,551	$2,213

Charge-offs:
Commercial real estate	—	—	215	146
Commercial and industrial	1	50	1,146	1,825
Consumer	348	655	3,015	1,506
Small business	293	293	260	93

Total charge-offs	642	998	4,636	3,570

Recoveries:
Commercial real estate	—	—	311	219
Commercial and industrial	1	2	40	87
Consumer	42	55	343	248
Small business	3	3	93	—

Total recoveries	46	60	787	554

Net charge-offs	596	938	3,849	3,016

Provision for credit losses:
Commercial real estate	6	(16)	(867)	288
Commercial and industrial	(53)	(260)	938	1,952
Consumer	304	518	2,946	980
Small business	226	244	372	134

Total provision for credit losses	483	486	3,389	3,354

Allowance for credit losses at end of period	$1,639	$1,639	$2,091	$2,551

Loans at end of period, net of unearned income	$508,519	$508,519	$587,547	$959,662
Ratio of ending allowance to ending loans	0.32%	0.32%	0.36%	0.27%
Net charge-offs as a percentage of:
Provision for credit losses	123.40%	193.00%	113.57%	89.92%
Allowance for credit losses(1)	145.85%	115.41%	184.07%	118.23%
Allowance for credit losses as a percentage of nonperforming loans	25.59%	25.59%	30.34%	24.39%

	ACI Loans
	Three Months ended June 30, 2014	Six Months ended June 30, 2014	Years Ended December 31,
			2013	2012
	(Dollars in thousands)
Allowance for credit losses at beginning of period	$25,689	$27,215	$19,992	$3,524

Charge-offs:
Commercial real estate	2,237	4,287	2,714	9,060
Commercial and industrial	—	—	2,276	1,093
Consumer	358	380	940	1,378
Small business	—	—	—	—

Total charge-offs	2,595	4,667	5,930	11,531

Recoveries:
Commercial real estate	21	101	1,429	490
Commercial and industrial	1,222	1,241	(12)	344
Consumer	514	525	61	34
Small business	—	—	—	—

Total recoveries	1,757	1,867	1,478	868

Net charge-offs	838	2,800	4,452	10,663

Provision for credit losses:
Commercial real estate	(35)	(301)	3,802	14,484
Commercial and industrial	(381)	(400)	918	5,302
Consumer	(3,843)	(3,122)	6,955	7,346
Small business	—	—	—	—

Total provision for credit losses	(4,259)	(3,823)	11,675	27,132

Allowance for credit losses at end of period	$20,592	$20,592	$27,215	$19,992

Loans at end of period, net of unearned income	$743,849	$743,849	$878,056	$1,283,820
Ratio of ending allowance to ending loans	2.77%	2.77%	3.10%	1.56%
Net charge-offs as a percentage of:
Provision for credit losses	(19.68%)	(73.24%)	38.13%	39.30%
Allowance for credit losses(1)	16.32%	27.42%	16.36%	53.34%
Allowance for credit losses as a percentage of nonperforming loans	75.16%	75.16%	90.79%	29.19%

(1)	Annualized for the period ended June 30, 2014

NM—Not meaningful.

Deposits.    Our strategy is to fund asset growth primarily with customer deposits in order to maintain a stable liquidity profile and net interest margin. We define “core deposits,” consistent with the banking industry as demand deposit accounts, savings, money market accounts and certificates of deposit less than $100,000; however, many of our time deposits greater than $100,000 are also sourced from stable customer accounts. The following table illustrates the growth in our core deposits during the periods indicated:

				Percent of Total			Percentage Change
	June 30, 2014	December 31,		June 30, 2014	December 31,		Q2 2014 vs YE 2013	YE 2013 vs YE 2012
		2013	2012		2013	2012
	(Dollars in thousands)
Noninterest-bearing demand	$1,160,274	$1,231,179	$1,198,720	20.4%	23.0%	25.9%	(5.8)%	2.7%
Interest-bearing demand	3,113,892	2,787,294	1,900,744	54.8	52.1	41.0	11.7	46.6
Savings	258,952	284,055	327,949	4.6	5.3	7.1	(8.8)	(13.4)
Time deposits less than $100,000	546,206	519,792	592,269	9.6	9.7	12.8	5.1	(12.2)

Total core deposits	5,079,324	4,822,320	4,019,682	89.4	90.2	86.8	5.3	20.0
Time deposits greater than $100,000	604,791	524,517	613,885	10.6	9.8	13.3	15.3	(14.6)

Total deposits	$5,684,115	$5,346,837	$4,633,567	100.0%	100.0%	100.0%	6.3%	15.4%

A significant portion of core deposit growth resulted from inflows into money market accounts, due both to organic growth in the customer base as well as existing customers shifting out of certificates of deposits and savings due to low prevailing market rates.

The following table sets forth our average deposits and the average rates expensed for the periods indicated:

	Three Months Ended June 30, 2014		Six Months Ended June 30, 2014		Year Ended December,
					2013		2012
	Average Amount Outstanding	Average Rate Paid	Average Amount Outstanding	Average Rate Paid	Average Amount Outstanding	Average Rate Paid	Average Amount Outstanding	Average Rate Paid
	(Dollars in thousands)
Noninterest-bearing demand	$1,165,133	—%	$1,159,384	—%	$1,056,360	—%	$815,927	—%

Interest-bearing deposits
Interest-bearing demand	3,109,401	0.30	3,025,356	0.30	2,415,809	0.28	1,454,652	0.28
Savings	263,612	0.24	270,311	0.24	309,549	0.24	338,136	0.26
Time deposits	1,116,673	0.88	1,108,033	0.87	1,086,531	0.80	1,164,486	0.81

Total interest bearing deposits	4,489,686	0.44	4,403,700	0.44	3,811,889	0.42	2,957,274	0.49

Total average deposits	$5,654,819	0.35%	$5,563,084	0.35%	$4,868,249	0.33%	$3,773,201	0.30%

Borrowings

The following is a summary of our borrowings for the period indicated:

	June 30, 2014	December 31,
		2013	2012
	(Dollars in thousands)
Summary of Borrowings
Securities sold under repurchase agreements	$10,148	$11,634	$26,155
Advances from FHLB	—	—	80,000
Senior debt	185,000	—	—
Subordinated debt	60,000	—	—
Junior subordinated debentures	34,433	34,025	33,103

Total borrowings	$289,581	$45,659	$139,258

Average total borrowings	$104,573	$69,858	$126,136

Our securities sold under agreements to repurchase generally mature within one to seven days from the transaction date. Securities underlying the repurchase agreements remain under the control of the Bank.

Our FHLB advances as of December 31, 2012 consisted of one short-term borrowing ($75 million) with a maturity date of February 2013 and interest payable monthly at a rate of 0.19% and another short-term borrowing ($5 million) with a maturity of November 2013 and interest payable monthly at a rate of 0.0355%. These advances were collateralized by deposits with the FHLB, FHLB stock and loans totaling approximately $1.8 billion as of December 31, 2012. We had no outstanding FHLB advances as of June 30, 2014 or December 31, 2013.

On June 16, 2014, we completed a $245 million multi-tranche debt transaction to enhance our liquidity and our and the Bank’s capital levels to support balance sheet growth. Details of the debt transaction are as follows (in thousands):

June 30, 2014
Senior debt
5-year senior holding company note, interest rate 4.875%, due June 28, 2019	$135,000
7-year senior holding company note, interest rate 5.375%, due June 28, 2021	50,000

Total senior debt	$185,000

Subordinated debt
15-year, 10-year callable, subordinated holding company note, interest rate 7.250%, due June 28, 2029	$35,000
15-year, 10-year callable, subordinated Bank note, interest rate 6.250%, due June 28, 2029	25,000

Total subordinated debt	$60,000

The senior transactions were structured as 5- and 7-year maturities to provide holding company liquidity and to stagger our debt maturity profile. The subordinated debt transactions were structured with a 15-year maturity, 10-year call provision, and fixed-to-floating rate notes in order to maximize both regulatory capital treatment and flexibility. The subordinated debt structure is designed to achieve full Tier 2 capital treatment for 10 years.

On March 21, 2014, we entered into a loan agreement with an unaffiliated third party to borrow up to $75 million, less applicable debt issuance costs with interest payable monthly at a variable rate of LIBOR plus five percent, due monthly. $60 million of the net cash proceeds of $73.9 million was contributed to the Bank as equity. We retired the debt in June 2014 upon completion of the multi-tranche debt transaction discussed above.

In conjunction with our acquisitions of Cadence and Encore, we assumed certain junior subordinated debentures, which were marked to their fair value as of the acquisition dates. The related mark is being amortized over the remaining term of the junior subordinated debentures. The following is a list of our junior subordinated debt as of the dates indicated:

	June 30, 2014	December 31,
		2013	2012
	(Dollars in thousands)
Junior Subordinated Debentures
3-month LIBOR plus 2.85% junior subordinated debentures, due 2033	$30,000	$30,000	$30,000
3-month LIBOR plus 2.95% junior subordinated debentures, due 2033	5,155	5,155	5,155
3-month LIBOR plus 1.75% junior subordinated debentures, due 2037	15,464	15,464	15,464

Total par value	50,619	50,619	50,619
Purchase accounting adjustment, net of amortization	(16,186)	(16,594)	(17,516)

Total junior subordinated debentures	$34,433	$34,025	$33,103

Shareholders’ Equity

Tangible Common Equity

As of June 30, 2014 and December 31, 2013 and 2012, we had a 9.57%, 10.09% and 9.55% tangible common equity ratio, respectively. We believe that this non-GAAP financial measure provides investors with information useful in understanding our financial performance and, specifically, our capital position. The tangible common equity ratio is calculated as tangible common shareholders’ equity divided by tangible assets. Tangible common equity is calculated as total shareholders’ equity less preferred stock and less goodwill and other intangible assets, net, and tangible assets are total assets less goodwill and other intangible assets, net. The following table provides a reconciliation of tangible common equity to GAAP total common shareholders’ equity and tangible assets to GAAP total assets:

	June 30, 2014	December 31,
		2013	2012
	(Dollars in thousands)
Shareholders’ equity	$1,024,697	$1,003,506	$911,196
Less: Preferred stock	(31,189)	(30,641)	(29,211)
Less: Goodwill and other intangible assets, net	(352,710)	(357,977)	(370,404)

Tangible common shareholders’ equity	640,798	614,888	511,581

Total assets	7,051,325	6,453,043	5,728,430
Less: Goodwill and other intangible assets, net	(352,710)	(357,977)	(370,404)

Tangible assets	$6,698,615	$6,095,066	$5,358,024

Tangible common equity ratio	9.57%	10.09%	9.55%

Regulatory Capital

We are subject to regulatory capital requirements that require us to maintain certain minimum Tier 1 leverage, Tier 1 risk-based, and total risk-based ratios. At June 30, 2014, our capital ratios exceeded these requirements (see “Recent Developments” and “Borrowing” above for details regarding subordinated debt). Our actual regulatory capital amounts and ratios at June 30, 2014 are presented in the following table:

	June 30, 2014
	Cadence Bancorp LLC		Cadence Financial Corporation		Cadence Bank N.A.
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Actual
Total risk-based capital	$716,105	11.80%	$744,657	12.00%	$778,412	12.55%
Tier 1 risk-based capital	670,322	11.01	697,576	11.24	731,319	11.79
Tier 1 leverage	670,322	10.59	697,576	10.76	731,319	11.27

Minimum levels
Total risk-based capital	$496,445	8.00%	$496,408	8.00%	$496,109	8.00%
Tier 1 risk-based capital	248,223	4.00	248,204	4.00	248,054	4.00
Tier 1 leverage	259,431	4.00	259,420	4.00	259,578	4.00

To Be Well Capitalized
Total risk-based capital	$620,557	10.00%	NA	NA	$620,136	10.00%
Tier 1 risk-based capital	372,334	6.00	NA	NA	372,081	6.00
Tier 1 leverage	324,289	5.00	NA	NA	324,473	5.00

Minimum Per Operating Agreement
Total risk-based capital	NA	NA	NA	NA	$744,163	12.00%
Tier 1 risk-based capital	NA	NA	NA	NA	682,149	11.00
Tier 1 leverage	NA	NA	NA	NA	648,945	10.00

As shown above the Bank is currently subject to specific requirements pursuant to an OCC Operating Agreement it entered into with the OCC in connection with the acquisition of Cadence Bank in 2011. As part of the Operating Agreement, the Bank is required to maintain a Tier 1 leverage ratio of 10.0%, Tier 1 risk-based capital ratio of 11% and a total risk-based capital ratio of 12.0%. In addition, under the terms of the Operating Agreement, the Bank may not declare or pay dividends for three years after the acquisition. On February 13, 2014, the Bank received a letter from the OCC authorizing the Bank to pay dividends up to an aggregate amount of $17.5 million during 2014 and 2015 to cover certain third-party structuring advisory fees, debt service requirements of the Company and holding company expenses, subject to the minimum capital ratios set forth in the Operating Agreement. The Operating Agreement is currently under review by the OCC and management anticipates that it may be modified or terminated in the future, although such timing and conclusion cannot be determined or guaranteed.

Tier 1 Common Equity Ratio

As of June 30, 2014 and December 31, 2013 and 2012, we had a 10.18%, 10.75% and 12.37% Tier 1 common equity ratio, respectively, which is a non-GAAP financial measurement of our common equity to our risk-weighted assets. The following table provides a reconciliation of our total Tier 1 capital and our Tier 1 common equity:

	June 30, 2014	December 31, 2013
			2012
	(Dollars in thousands)
Tier 1 risk-based capital	$697,576	$668,382	$586,493
Less: Preferred stock	(31,189)	(30,641)	(29,211)
Less: Junior subordinated debt	(34,433)	(34,025)	(33,103)

Tier 1 common equity	$631,954	$603,716	$524,179

Total risk-weighted assets	$6,205,101	$5,614,742	$4,252,822

Tier 1 common equity ratio	10.18%	10.75%	12.33%

Liquidity and Capital Resources

Overview

We measure and seek to manage liquidity risk by (i) monitoring the composition of our funding mix, (ii) monitoring financial ratios specifically designed to measure liquidity risk, (iii) maintaining a minimum liquidity cushion and (iv) performing forward cash flow gap reports in various liquidity stress testing scenarios designed to simulate possible stressed liquidity environments. We attempt to limit our liquidity risk by setting concentration limits approved by the board of directors of the Bank on sources of funds, limits on liquidity ratios used to measure liquidity risk, and maintaining adequate levels of on-hand liquidity. We monitor and analyze our liquidity primarily through the following ratios:

•	Available liquidity to total deposits—the ratio of our total sources of liquidity, including available borrowing lines to total deposits

•	Total loans to total deposits—the ratio of our outstanding loans to total deposits

•	Net non-core dependence ratio—the ratio of our non-core funding less short-term investments to long-term assets.

•	Short-term funding to total liabilities—the ratio of our short-term funding sources to total liabilities.

•	Total non-core funding to total liabilities—the ratio of our non-core funding to total liabilities .

As of June 30, 2014, all our liquidity measures were within our established guidelines.

The goal of liquidity management is to ensure that we maintain adequate funds to meet changes in loan demand or any potential unexpected deposit withdrawals. Additionally, we strive to maximize our earnings by investing our excess funds in securities and other assets with maturities matching our liabilities. To meet our short-term liquidity needs, we seek to maintain a targeted cash position and have borrowing capacity through the Federal Home Loan Bank (“FHLB”) and the Federal Reserve Bank. To meet long-term liquidity needs, we additionally depend on the repayment of loans, sales of loans and the maturity or sale of investment securities. See “—Maturity Distribution of Investment Securities” and “—Selected Loan Maturity and Interest Rate Sensitivity.”

Cash and cash equivalents

At June 30, 2014, we had $504.0 million cash and cash equivalents on hand, an increase of $214.3 million or 74% over our cash and cash equivalents of $289.7 million at December 31, 2013. At June 30, 2014 and December 31, 2013 our cash and cash equivalents comprised 7.2% and 4.5% of total assets, respectively. We monitor our liquidity position and increase or decrease our short-term liquid assets as necessary. The higher balance in cash and cash equivalents at June 30, 2014 is due to the proceeds from our $245 million debt offering that closed in June 2014. We invested approximately $140 million of these proceeds into mortgage-backed securities in July, 2014.

Maturity Distribution of Investment Securities

The following table shows the scheduled contractual maturities, average book yields (not tax-equivalent) and duration of our investment securities held at June 30, 2014. Within our investment securities portfolio, expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations without call or prepayment penalties in certain instances. During 2013, we received cash proceeds from calls/maturities and paydowns totaling approximately $142 million on our investment securities portfolio.

	Contractual Maturity
	Within One Year		After One Year But Within Five Years		After Five But Within Ten Years		After Ten Years		Total		Duration
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	(Years)
	(Dollars in thousands)
Investment securities
U.S. Agency securities	$—	—%	$2,270	2.15%	$11,344	2.49%	$17,984	4.00%	$31,598	3.33%	4.86
Mortgage-backed securities	—	—	131	3.65	40,997	2.89	340,596	2.50	381,724	2.54	3.20
State, county and municipal securities	75	5.06	3,577	4.69	6,070	4.93	5,503	4.36	15,225	4.67	2.97

Total amortized cost—debt securities	75	5.06	5,978	3.70	58,411	3.02	364,083	1.89	428,547	2.67	3.31

Equity securities	—	—	—	—	—		—		—

Total amortized cost	$75	5.06%	$5,978	3.70%	$58,411	3.02%	$364,083	1.89%	$428,547	2.67%

Selected Loan Maturity and Interest Rate Sensitivity

The repayment of loans as they mature is a source of long-term liquidity for us. The following table sets forth our loans by category maturing within specified intervals as of December 31, 2013. The information presented is based on the contractual maturities of the individual loans, including loans that may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Consequently, management believes this treatment presents fairly the maturity and re-pricing of the loan portfolio.

					Rate Structure for Loans Maturing Over One Year
	One Year or Less	Over One Year through Five Years	Over Five Years	Total	Fixed Interest Rate	Floating or Adjustable Rate
	(Dollars in thousands)
Commercial Real Estate
Construction and land development	$15,349	$78,022	$15,740	$109,111	$14,223	$79,539
Other income producing	133,237	430,350	66,263	629,850	168,005	328,608

Total commercial real estate	148,586	508,372	82,003	738,961	182,228	408,147
Commercial and Industrial
Energy sector	37,400	741,421	15,729	794,550	11,647	745,503
Restaurant industry	13,004	386,471	1,506	400,981	24,805	363,172
Healthcare	22,723	250,802	7,880	281,405	31,372	227,310
Services	70,533	515,292	26,406	612,231	38,801	502,897
Other	111,698	572,635	129,945	814,278	167,622	534,958

Total commercial and industrial	255,358	2,466,621	181,466	2,903,445	274,247	2,373,840
Consumer
Residential real estate	47,534	150,770	894,096	1,092,400	513,023	531,843
Other	54,208	36,203	4,515	94,926	20,794	19,924

Total consumer	101,742	186,973	898,610	1,187,325	533,817	551,767
Small Business Lending	14,046	25,173	16,201	55,420	38,290	3,084

Total loans	$519,732	$3,187,139	$1,178,281	$4,885,151	$1,028,582	$3,336,837

Maturities of Time Deposits

The aggregate amount of time deposits in denominations of $100,000 or more as of June 30 2014, December 31, 2013 and 2012 was $604.8 million, $524.5 million and $613.9 million, respectively.

At June 30, 2014, the scheduled maturities of time deposits greater than $100,000 were as follows:

	June 30, 2014
	Amount	Average Interest Rate
	(In thousands)
Under 3 months	$75,621	0.64%
3 to 6 months	62,090	0.76
6 to 12 months	171,359	1.04
12 to 24 months	107,326	1.49
24 to 36 months	74,566	1.42
36 to 48 months	97,795	1.32
Over 48 months	16,034	1.20

Total	$604,791	1.15%

Cash Flow Analysis

First Six Months of 2014 vs First Six Months of 2013

As shown in the Condensed Consolidated Statements of Cash Flows, operating activities provided $31.7 million in the first six months of 2014 compared to $48.2 million in first six months of 2013. The decrease in operating funds during 2014 was due primarily to a net decrease in the proceeds from the sale of mortgage loans held for sale over a net use of funds from the origination of mortgage loans held for sale and the payment of certain accrued expenses.

Investing activities during the first six months of 2014 were a $397.1 million net user of funds, primarily due to an increase in loan funding, offset in part by proceeds from the sale of certain available for sale securities. This compares to investing activities during the first six months of 2013 of $214.6 million net use of funds, which was primarily due to loan funding.

Financing activities were a net provider of funds during the first six months of 2014 of $579.7 million, as an increase in deposits provided $338.5 million in funds and we received net proceeds from a debt issuance of $245.0 million. This compares to net funds provided of $158.2 million during the first six months of 2013 as deposits provided $250.2 million in funds offset by the repayment of debt of $80.0 million.

2013 vs. 2012

As shown in the Consolidated Statements of Cash Flows, operating activities provided $119.1 million in 2013 compared to $22.7 million in 2012. The increase in operating funds during 2013 is due in part to a net increase in the proceeds from the sale of mortgage loans held for sale over a net use of funds from the origination of mortgage loans held for sale. In addition, there were positive operating cash flows after adjusting for significant noncash charges such as depreciation, amortization and provision for credit losses. There were also increases in our net interest margin and other noninterest income as loan and deposit volumes increased in 2013.

Investing activities in 2013 were an $844.4 million net use of funds, primarily due to an increase in loan funding of $904.5 million offset in part by proceeds from the sale of foreclosed property of $61.5 million. Investing activities during 2012 were a $60.2 million net use of funds primarily due to loan funding of $738.1 million offset by $103.9 million in reimbursements from the FDIC pursuant to our loss sharing agreements and $199.6 million in proceeds from the sale and maturity of available-for-sale securities.

Financing activities were a $624.6 million net provider of funds in 2013, resulting from an increase in deposits of $426.4 million offset by the repayment of our advances from the FHLB. Financing activities were a $65.0 million net provider of funds in 2012, resulting from an increase in our level of deposits of $294.1 million and the receipt of a $37.6 million capital contribution from Cadence Bancorp, LLC offset by the repayment of FHLB advances assumed in the Encore acquisition.

Contractual Cash Obligations

We have entered into certain contractual obligations and commercial commitments in the normal course of business that involve elements of credit risk, interest rate risk and liquidity risk.

The following tables summarize these relationships as of June 30, 2014 by contractual cash obligations and commercial commitments:

	Payments Due by Period
	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years
	(Dollars in thousands)
Contractual Cash Obligations
Senior debt	$185,000	$—	$—	$135,000	$50,000
Operating leases(1)	83,259	9,500	25,082	7,389	27,986
Subordinated debt	60,000	—	—	—	60,000
Junior subordinated debentures	50,619	—	—	—	50,619
Limited partnership investments(2)	13,576	13,576	—	—	—
Other(3)	3,049	238	550	179	2,082

Total contractual cash obligations	$395,503	$23,314	$25,632	$142,568	$190,687

(1)	See Note 5 to our 2013 Consolidated Financial Statements. The above includes rent and other cost due under the lease such as property taxes.
(2)	Includes remaining capital commitments to certain limited partnership investments.
(3)	Represents unfunded post-retirement benefit obligations of the legacy banks. See Note 14 to our 2013 Consolidated Financial Statements.

The following table includes our commitments to extend credit including home equity lines, overdraft protection lines, and letters of credit.

	Commitments by Period
	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years
	(Dollars in thousands)
Commitments to extend credit	$2,350,747	$453,528	$649,422	$1,092,731	$155,066
Standby letters of credit	27,914	11,834	16,030	50	—
Performance letters of credit	9,617	8,209	1,408	—	—

Total	$2,388,278	$473,571	$666,860	$1,092,781	$155,066

Such financial instruments are recorded when they are funded and not on the date of entry into the obligation to extend credit. Commitments to extend credit and letters of credit include some exposure to credit loss in the event of default by the customer and exposure to liquidity risk during economic downturns. See “Risk Factors—Risks Relating to Our Business—The borrowing needs of our clients may increase, especially during a challenging economic environment, which could result in increased borrowing against our contractual obligations to extend credit.” Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The credit policies and procedures for such commitments are the same as those used for lending activities. Because these instruments have fixed maturity dates and because a number expire without being drawn upon, they generally do not present any significant liquidity risk. No significant losses on commitments were incurred during the six- month period ended June 30, 2014 or the years ended December 31, 2013 or 2012. We do not anticipate any significant future losses as a result of these transactions.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the exposure to unanticipated changes in net interest earnings or changes in the fair value of financial instruments due to fluctuations in interest rates, exchange rates and equity prices. Our primary market risk is interest rate risk.

Interest Rate Risk (“IRR”) is the risk that changing market interest rates may lead to an unexpected decline in the Bank’s earnings or capital. The main causes of interest rate risk are the differing structural characteristics of the balance sheet’s assets, liabilities and off balance sheet obligations and their cumulative net reaction to changing interest rates. These structural characteristics include timing differences in maturity or repricing and the effect of embedded options such as loan prepayments, securities prepayments and calls, interest rate caps, and deposit withdrawal options. In addition to these sources of interest rate risk, differences in the spreads between various market interest rates and changes in the slope of the yield curve can be sources of interest rate risk.

We evaluate interest rate risk and develop guidelines regarding asset generation and re-pricing, funding sources and pricing, and off-balance sheet commitments to aim to moderate interest rate risk. We use computer simulations that reflect various interest rate scenarios and the related impact on net interest income over specified periods of time. We refer to this process as asset/liability management, or “ALM”.

The primary objective of ALM is to seek to manage interest rate risk and achieve reasonable stability in net interest income (“NII”) throughout interest rate cycles, which we aim to achieve by maintaining a balance of interest rate sensitive earning assets and liabilities. In general, we seek to match asset and liability balances within maturity categories to limit our exposure to earnings volatility and changes in the value of assets and liabilities as interest rates fluctuate over time. Adjustments to maturity categories can be accomplished either by lengthening or shortening the duration of either an individual asset or liability category, or externally with interest rate contracts, such as interest rate swaps, caps and floors. See “—Interest Rate Exposures” for a more detailed discussion of our various derivative positions.

Our asset and liability management strategy is formulated and monitored by our Asset/Liability Management Committee (“ALCO”) in accordance with policies approved by the board of directors. The ALCO meets regularly to review, among other things, the sensitivity of our assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, recent purchase and sale activity, maturities of investments and borrowings, and projected future transactions. The ALCO also establishes and approves pricing and funding decisions with respect to overall asset and liability composition. The ALCO reports regularly to our board of directors.

Financial simulation models are the primary tools we use to measure interest rate risk exposures. By examining a range of hypothetical deterministic interest rate scenarios, these models provide management with information regarding the potential impact on NII and Economic Value of Equity (“EVE”) caused by changes in interest rates.

The models are built to simulate the cash flows and accounting accruals generated by the financial instruments on our balance sheet at a given month-end, as well as on at least an annual basis for NII simulations, the cash flows generated by the new business we anticipate over a 12-month forecast horizon. Numerous assumptions are made in the modeling process, including balance sheet composition, the pricing, re-pricing and maturity characteristics of existing business and new business. Additionally, loan and investment prepayment, administered rate account elasticity and other option risks are considered as well as the uncertainty surrounding future customer behavior. Because of the limitations inherent in any approach used to measure interest rate risk and because the Bank’s loan portfolio will be actively managed in the event of a change in interest rates, simulation results, including those discussed in “—Interest Rate Exposures” immediately below, are not intended as a forecast of the actual effect of a change in market interest rates on our net interest income or results of operations or indicative of management’s expectations of actual results in the event of a fluctuation in market interest rates.

Interest Rate Exposures

The Bank’s net interest income simulation model projects that net interest income over a 12-month horizon will increase on an annual basis by 7.9%, or approximately $15.3 million, assuming an instant increase in interest rates of 100 basis points, by 16.5%, or approximately $31.9 million, assuming an instant increase in interest rates of 200 basis points and decrease by (1.0%) or approximately $(1.9) million, assuming an instant decrease in interest rates of 100 basis points. Based upon the current interest rate environment as of June 30, 2014, our sensitivity to interest rate risk based on an increase was as follows:

Change (in Basis Points) in Interest Rates (12-Month Projection)	Increase (Decrease)
	Net Interest Income		Economic Value of Equity
	Amount	Percent	Amount	Percent
	(Dollars in Millions)
+ 200 BP	$31.9	16.5%	$112.0	9.9%
+ 100 BP	15.3	7.9	58.8	5.2
- 100 BP	(1.9)	(1.0)	(48.6)	(4.3)

Based upon the current interest rate environment as of June 30, 2014, the following table reflects our sensitivity to a gradual increase or decrease in interest rates over a six-month period:

Change (in Basis Points) in Interest Rates (12-Month Projection)	Increase (Decrease)
	Net Interest Income
	Amount	Percent
	(Dollars in Millions)
+ 200 BP	$25.0	12.90%
+ 100 BP	12.1	6.20
- 100 BP	(1.0)	(0.5)
- 200 BP	(2.0)	(1.0)

Both the NII and EVE simulations include assumptions regarding balances, asset prepayment speeds and interest rate relationships among balances that management believes to be reasonable for the various interest rate environments. Differences in actual occurrences from these assumptions, as well as non-parallel changes in the yield curve, may change our market risk exposure.

Derivative Positions

Overview.    Our board of directors has authorized the ALCO to utilize financial futures, forward sales, options, interest rate swaps, caps and floors, and other instruments to the extent appropriate, in accordance with the OCC regulations and our internal policy. We expect to use interest rate swaps, caps and floors as macro hedges against inherent rate sensitivity in our securities portfolio, our loan portfolio and our liabilities.

Positions for hedging purposes are primarily a function of three main areas of risk exposure: (1) mismatches between assets and liabilities; (2) prepayment and other option-type risks embedded in our assets, liabilities and off-balance sheet instruments; and (3) the mismatched commitments for mortgages and funding sources. We currently intend to engage in only the following types of hedges: (1) those which synthetically alter the maturities or re-pricing characteristics of assets or liabilities to reduce imbalances; (2) those which enable us to transfer the interest rate risk exposure involved in our daily business activities; and (3) those which serve to alter the market risk inherent in our investment portfolio or liabilities and thus help us to match the effective maturities of the assets and liabilities.

The following is a discussion of our primary derivative positions.

Interest Rate Lock Commitments.    We enter into certain commitments with customers in connection with residential mortgage loan applications. Such commitments are considered derivatives under current accounting guidance and are required to be recorded at fair value. The change in fair value of these instruments is reflected currently in earnings in mortgage banking revenue.

Forward Sales Commitment.    To mitigate the effect of the interest rate risk inherent in providing interest rate lock commitments to customers, we enter into forward sales commitments of mortgage-backed securities (“MBS”) with investors. During the period from commitment date to closing date, we are subject to the risk that market rates of interest may change. In an effort to mitigate such risk, we establish forward delivery sales commitments under which we agree to deliver certain MBS. These commitments are non-hedging derivatives in accordance with current accounting guidance and recorded at fair value, with changes in fair value reflected currently in earnings in mortgage banking revenue.

Forward Purchase Commitments.    If the Company determines that the amount of its forward sales commitments exceeds the amount necessary to mitigate the interest rate risk in the rate lock commitments, it will seek to enter into forward purchase commitments to purchase MBS on an agreed-upon date and price similar to the terms of forward sales commitments. These commitments are non-hedging derivatives in accordance with current accounting guidance and recorded at fair value, with changes in fair value reflected currently in earnings in mortgage banking revenue.

The following summarizes our position in these derivatives:

	June 30, 2014
	Notional Amount	Estimated Fair Value
	(In thousands)
Non-hedging interest rate derivatives:
Mortgage loan held for sale interest rate lock commitments	$17,439	$255
Mortgage loan forward sale commitments	28,319	(166)
Mortgage loan held for sale floating commitments	15,362	—
Non-hedging foreign exchange contracts	5,800	72

Interest Rate Swaps/Cap Agreements.    To attempt to meet the financing needs and interest rate risk management needs of our customers, we enter into interest rate swap or cap agreements on commercial loans with customers while at the same time entering into an offsetting interest rate agreements with another financial institution in order to minimize our interest rate risk. These interest rate swap agreements are non-hedging derivatives and are recorded at fair value with changes in fair value reflected in earnings in other noninterest income. The fair value of these derivatives is recorded on the consolidated balance sheet in other assets and other liabilities.

The following summarizes our position in these derivatives:

	June 30, 2014
	Notional Amount	Estimated Fair Value
	(In thousands)
Non-hedging interest rate derivatives:
Commercial loan interest rate swaps	$192,410	$2,951
Commercial loan interest rate swaps	(192,410)	(2,951)
Commercial loan interest rate caps	141,285	556
Commercial loan interest rate caps	(141,285)	(556)

Counterparty Credit Risk

Derivative contracts involve the risk of dealing with both bank customers and institutional derivative counterparties and their ability to meet contractual terms. Our policies require that institutional counterparties must be approved by our ALCO. Our credit exposure is limited to the net value of the derivative contract.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. Application of these principles requires management to make complex and subjective estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under current circumstances.

These assumptions form the basis for our judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. We evaluate our estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates.

Actual results may differ from these estimates.

Accounting policies are an integral part of our financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial position. The critical accounting policies and estimates discussed below involve additional management judgment due to the complexity and sensitivity of the methods and assumptions used.

Pursuant to the JOBS Act, as an emerging growth company, we can elect to opt out of the extended transition period for adopting any new or revised accounting standards. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we may adopt the standard for the private company. This may make comparison of our financial statements with any other public company that is neither an emerging growth company, nor an emerging growth company which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

We have elected to take advantage of the scaled disclosures and other relief under the JOBS Act described above in this prospectus (see “Implications of Being an Emerging Growth Company”), and we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us under the JOBS Act, so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Business Combinations

We account for transactions that meet the definition of a purchase business combination by recording the assets acquired and liabilities assumed at their fair value upon acquisition. Intangible assets, indemnification contracts and contingent consideration are identified and recognized individually. If the fair value of the assets acquired exceeds the purchase price plus the fair value of the liabilities assumed, a bargain purchase gain is recognized. Conversely, if the purchase price plus the fair value of the liabilities assumed exceeds the fair value of the assets acquired, goodwill is recognized.

Goodwill and Other Intangible Assets

Goodwill is accounted for in accordance with FASB Accounting Standards Codification (“ASC”) Topic 350, and accordingly is not amortized but is evaluated for impairment at least annually, in the fourth quarter or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Under ASC 350-20, the requirement to assign and then test goodwill for impairment at the reporting unit level also applies to nonpublic companies that do not currently report segment information under ASC 280. A reporting unit is defined as an operating segment or a component of that operating segment, as defined in ASC 280. Reporting units may vary, depending on the level at which performance of the segment is reviewed. Our impairment testing was performed under the optional qualitative impairment assessment and no impairment has been identified in any period presented.

Our other identifiable intangible assets consist primarily of the core deposit premiums and customer relationships arising from our acquisitions. These intangibles were established using the discounted cash flow approach and are being amortized using an accelerated method over the estimated remaining life of each intangible recorded at acquisition. These finite-lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable from undiscounted future cash flows or that it may exceed its fair value. No impairment has been identified in any period presented.

Fair Value Measurement

We use estimates of fair value in applying various accounting standards for our consolidated financial statements. Fair value measurements are used in one of four ways: (1) in the consolidated balance sheet with changes in fair value recorded in the consolidated statements of operations and other comprehensive income (loss); (2) in the consolidated balance sheet for instruments carried at the lower of cost or fair value with impairment charges recorded in the consolidated statements of operations and other comprehensive income (loss); and (3) in the notes to our consolidated financial statements.

Fair value is defined as the price at which an asset may be sold or a liability may be transferred in an orderly transaction between willing and able market participants. In general, our policy in estimating fair values is to first look at observable market prices for identical assets and liabilities in active markets, where available. When these are not available, other inputs are used to model fair value such as prices of similar instruments, yield curves, volatilities, prepayment speeds, default rates and credit spreads (including for our liabilities).

Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The values presented may not represent future fair values and may not be realizable.

Allowance for Credit Losses

The ACL represents management’s estimate of probable credit losses inherent in our loan portfolio and the difference between the recorded investment and the present values of our most recent estimates of expected cash flows for purchased impaired loans where we have identified additional impairment subsequent to the date of acquisition. Determining the amount of the ACL is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses based on risk characteristics of loans and consideration of other qualitative factors, all of which may be susceptible to significant change.

The ACL is maintained at a level that management believes is adequate to absorb all probable losses on loans inherent in the loan portfolio as of the reporting date. Events that are not within our control, such as changes in economic factors, could change subsequent to the reporting date and could cause the ACL to be overstated or understated. The amount of the ACL is affected by loan charge-offs, which decrease the ACL; recoveries on loans previously charged off, which increase the ACL; and the provision for credit losses charged to earnings, which increases the ACL. In determining the provision for credit losses, management monitors fluctuations in the ACL resulting from actual charge-offs and recoveries and reviews the size and composition of the loan portfolio in light of current and anticipated economic conditions. See Notes 1 and 4 to the Consolidated Financial Statements for additional disclosure regarding our ACL.

Accounting for Acquired Loans

We account for our acquisitions using the acquisition method of accounting. All identifiable assets acquired, including loans, are recorded at fair value as of their respective acquisition dates. No allowance for credit losses related to the acquired loans is recorded on the acquisition date, as the fair value of the loans acquired incorporates assumptions regarding credit risk. Loans acquired are recorded at fair value, exclusive of the impact of guarantees under any applicable loss sharing agreements with the FDIC. The fair value estimates associated with the loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows.

Loans acquired in a transfer, including business combinations, with respect to which there is evidence of credit deterioration since origination and it is probable at the date of acquisition that we will not collect all contractually required principal and interest payments, are accounted for under accounting guidance for ACI loans. We have applied this guidance to each of our acquisitions; including our FDIC-assisted acquisition of the Superior franchise and our open market acquisitions of Cadence and Encore. For each acquisition, we have aggregated the ACI loans into pools of loans with common risk characteristics. Over the life of these acquired loans, we continue to estimate cash flows expected to be collected on individual loans or on pools of loans sharing common risk characteristics. For each pool of loans, we estimate cash flows expected to be collected over the remaining life of the pool’s loans, based on assumptions about yields, prepayments and magnitude and timing of credit losses, and discount those cash flows to present value using effective interest rates to calculate the carrying value. The difference between our carrying value in the loans and our estimates of cumulative lifetime undiscounted expected cash flows represents the accretable yield. The accretable yield represents the amount we expect to recognize as interest income over the remaining life of the loans. The difference between the cash flows that our customers legally owe us under the contractual terms of their loan agreements and our cumulative lifetime expected cash flows represents the nonaccretable difference. The nonaccretable difference of a pool is a measure of the expected credit loss, prepayments and other factors affecting expected cash flows for that pool.

Each quarter, we estimate the expected cash flows for each pool or specifically reviewed loan and evaluate whether the present value of future expected cash flows for each pool or loan has decreased below its carrying value and, if so, we recognize a provision for credit loss in our consolidated statement of income for that pool or loan and appropriately adjust the amount of accretable yield. The expected cash flows are estimated based on factors which include loan grades established in our ongoing credit review program, past due status, likelihood of default based on observations of specific loans during the credit review process as well as applicable industry data, loss severity based on updated evaluation of cash flow from available collateral, and the contractual terms of the underlying loan agreement. For any pool or loan where the present value of our most recent estimate of future cumulative lifetime cash flows has increased above its recorded investment, we transfer appropriate estimated cash flows from non-accretable difference to accretable yield, which is then recognized in income on a prospective basis through an increase in the pool’s or individual loan yield over its remaining life. For further discussion of our acquisitions and loan accounting, see Notes 1 and 4 to our consolidated financial statements.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the fair value of the collateral at the date of foreclosure based on estimates, including some obtained from third parties, less estimated costs to sell, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management, and the assets are carried at the lower of cost or fair value, less estimated costs to sell. Significant property improvements that enhance the salability of the property are capitalized to the extent that the carrying value does not exceed estimated realizable value. Legal fees, maintenance and other direct costs of foreclosed properties are expensed as incurred. Given the number of properties included in OREO, and the judgment involved in estimating fair value of the properties, accounting for OREO is regarded as a critical accounting policy.

Deferred Tax Asset

ASC 740-30-25 provides accounting guidance for determining when a company is required to record a valuation allowance on its deferred tax assets. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset. In making this assessment, all sources of future taxable income must be considered, including taxable income in prior carryback years, future reversals of existing taxable temporary differences, tax planning strategies, and future taxable income exclusive of reversing taxable temporary differences and carryforwards.

Management assesses the valuation allowance recorded against deferred tax assets at each reporting period. The determination of whether a valuation allowance for deferred tax assets is appropriate is subject to considerable judgment and requires an evaluation of all positive and negative evidence. At September 30, 2013, management concluded, based on the assessment of all of the positive and negative evidence, it was more likely than not the net deferred tax asset will be realized and released the valuation allowance of $73.5 million. This conclusion was based primarily on projections of future taxable income and the expected reversal of existing deferred tax liabilities. Continued profitability and our ability to meet management forecasts have continued to support the realizability of our net deferred tax asset of $76.2 million and $65.8 million at December 31, 2013 and June 30, 2014, respectively.

Management’s estimate of future taxable income is based on internal projections, various internal assumptions, as well as certain external data all of which management believes to be reasonable although inherently subject to significant judgment. Projected future taxable income is expected to be generated through loan growth at the bank, revenue growth due to cross selling initiatives, the development of new business, the reduction of expenses through decline in special assets all in the context of a macro-economic environment that continues to trend favorably. If actual results differ significantly from the current estimates of future taxable income, even if caused by adverse macro-economic conditions, a valuation allowance may need to be recorded for some or all our deferred tax asset. Such an increase to the deferred tax asset valuation allowance could have a material adverse effect on our financial condition and results of operations.

Recently Issued Accounting Standards

See Note 1—Summary of Accounting Policies to the consolidated financial statements for information regarding recently issued accounting standards.

BUSINESS

Summary

Cadence Bancorporation is a financial holding company and a Delaware corporation headquartered in Houston, Texas, and is the parent company of Cadence Bank, N.A. With $7.05 billion in assets, $5.34 billion in total loans (net of unearned discounts and fees) and $5.68 billion in deposits as of June 30, 2014 we currently operate a network of 977 branch locations across Texas, Alabama, Florida, Mississippi and Tennessee. We focus on middle-market commercial lending, complemented by retail banking and wealth management services, and provide a broad range of banking services to businesses, high net worth individuals and business owners. Prior to this offering, Cadence Bancorporation has been wholly owned by Cadence Bancorp, LLC, an entity formed in 2009 by banking industry veterans, with the objective of acquiring attractive banking franchises in growth markets. Following its initial formation, Cadence Bancorp, LLC successfully secured $1.0 billion of capital commitments in 2010 from long-term, growth-oriented investors consisting primarily of university endowments and insurance and pension funds. From 2010 to 2012, Cadence Bancorp, LLC called approximately $921 million in capital to fund a combination of organic growth and three key acquisitions: Cadence Bank, N.A., the franchise of Superior Bank and Encore Bank, N.A.

We operate Cadence Bancorporation through three operating segments: Banking, Financial Services and Corporate. Our Banking Segment, which represented approximately 90% of our total revenues for fiscal 2013 and the first half of fiscal 2014, consists of our Commercial Banking, Retail Banking and Private Banking lines of business. Our Commercial Banking activities focus on commercial and industrial (C&I), community banking, business banking and commercial real estate lending and treasury management services to clients in our geographic footprint in Texas and the southeast United States. Within our Commercial Banking line of business, we focus on select industries, which we refer to as our “specialized industries”, in which we believe we have specialized experience and service capabilities. These industries include energy, healthcare, franchise restaurant, technology, and convenience and gas retail. In our Retail Banking business line, we offer a broad range of banking services through our branch network to serve the needs of consumers and small businesses. In our Private Banking business line, we offer banking services, such as deposit services and residential mortgage lending, to affluent clients and business owners.

In addition to the broad range of banking services we offer through our Banking Segment, we offer other financial services through our Financial Services Segment, which includes our trust, retail brokerage, investment advisory and insurance services and serves independent clients as well as those who also use our Banking services.

[7]

In July 2014, we announced plans to close 17 of these branches located in Alabama, Florida, Georgia and Mississippi. We expect to realize efficiencies and cost savings from these closures, which are expected to occur by the end of 2014. See “Branch Network Consolidation.”

Total revenue for the year ended December 31, 2013 was $284.8 million for our Banking Segment and $35.6 million for our Financial Services Segment. We demonstrate below the services we provide through our Banking and Financial Services segments and their respective contributions to our revenues. Our third segment, Corporate, reflects parent only activities and intercompany eliminations and contributes negligibly to our revenues. For additional discussion about our business segments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Segments.”

We are focused on organic growth and expanding our position in our markets. We believe that our franchise is positioned for continued growth as a result of prudent lending in our markets through experienced relationship managers and a client-centered, relationship-driven banking model, with particular emphasis on Texas-based expansion and our focus and capabilities in serving specialized industries. We believe our continued growth is supported by (i) our attractive geographic footprint, (ii) the stable and cost efficient deposit funding provided by our acquired franchises (each of which was a longstanding institution with an established customer network), (iii) our veteran board of directors and management team, (iv) our capital position and (v) our credit quality and risk management processes.

Our management team consists of veteran banking executives led by Chairman and Chief Executive Officer Paul B. Murphy, Jr. Mr. Murphy brings over 33 years of banking experience, of which nine years were at Allied/First Interstate, and 20 years were at Amegy Bank of Texas where Mr. Murphy helped lead its growth from an institution with $50 million in assets and a single location, to assets of $11 billion and 85 Texas banking centers when he left Amegy in 2010 to join us. Mr. Murphy was President of Amegy Bank of Texas from 1996 and Chief Executive Officer from 2000 until his resignation. Our President, Samuel M. Tortorici, has over 25 years of experience in various leadership roles in the financial services industry including a distinguished career at AmSouth Bancorp and Regions Financial culminating in the leadership at Regions Financial of its commercial and industrial lending business representing $40 billion in loans and deposits with over $1 billion in annual revenues, across a 16-state footprint in the Southeast, Midwest and Texas. Our Chief Financial Officer, Valerie C. Toalson, has over 25 years of banking experience in finance, accounting, financial and regulatory reporting, treasury and investor relations. Prior to joining our management team, she was Executive Vice President and Chief Financial Officer of BankAtlantic Bancorp. Cadence Bank’s senior leadership team also includes R. H. “Hank” Holmes IV, President and Business Services Executive. Mr. Holmes brings more than 20 years of banking expertise, 18 of which were at Amegy Bank of Texas where his experience spanned credit, commercial real estate, private banking and special assets. Additionally, our board of directors includes highly accomplished industry veterans with broad experience in the financial services industry.

Our Markets

Our current markets are broadly defined as Texas and the southeast United States. Our active banking operations are located principally in five states: Texas, Alabama, Florida, Mississippi and Tennessee. We focus on serving these regional markets, although we also serve specialized industries clients both within our geographic footprint and throughout the United States, as many of our clients in these industries are national in orientation.

As of June 30, 2014, 46% of our loans and 38% of our deposits were in Texas and 13% of our loans and 25% of our deposits were in Alabama. For the twelve months ended June 30, 2014, 52% of our originated loan commitments were in Texas. We believe our Texas presence will continue to drive future asset growth, with funding support from our deposit base in Texas and the southeast United States. Loan commitments originated to borrowers outside of the markets in which we operate (represented by the “Other” category in the graphs below) are primarily driven by loan commitments in our specialized industries.

Our markets have demographic, economic and competitive dynamics that we believe are favorable to executing our growth strategy. Certain of our larger and growing markets, such as Texas, Alabama, Tennessee and Florida, have provided us with the deposit growth to help fund loan growth, complementing our efforts across geographies. The table below outlines key statistics regarding our presence in larger metropolitan statistical areas, which approximate our markets, including certain demographic and economic statistical information. In particular, Houston, Texas—the 11th largest metropolitan statistical area in the United States by total deposits and home to 26 Fortune 500 companies—represents our largest market by loans and deposits and has favorable demographic characteristics relative to the national average, including projected household income growth, population growth, and current unemployment levels. Additionally, Houston had the strongest job growth among the 20 most populous U.S. metropolitan areas for the twelve month period ended July 31, 2014.

	Deposits					Demographic			Economic
MSA	Rank	Branches	Deposits ($MM)	% of Total Franchise	Market Share	Median Household Income (HHI) ‘14A	Median HHI CAGR ‘14A-‘19E	Population CAGR ‘14A-‘19E	Unemploy- ment (Jul-14)	Real GDP % Δ (Y-o-Y)	HPI Index % Δ (Y-o-Y)
Large and Vibrant
Houston, TX	11	13	$2,161	38.0%	0.9%	$56,545	0.8%	1.7%	5.5%	5.3%	11.0%

Deposit Generators
Birmingham, AL	8	13	$827	14.6%	2.6%	$46,029	0.3%	0.3%	6.6%	3.8%	2.3%
Huntsville, AL	9	9	234	4.1	3.1	55,834	1.8	1.0	6.7	(0.1)	0.6
Tuscaloosa, AL	10	4	139	2.4	4.1	41,367	0.7	0.6	7.3	(0.9)	(0.6)
Memphis, TN	33	4	113	2.0	0.5	45,334	0.2	0.6	8.9	2.0	3.7

Good Growth, Steady Recovery
Tampa, FL	24	9	$517	9.1%	0.5%	$43,838	0.0%	1.0%	6.8%	3.1%	9.6%
Sarasota, FL	16	5	242	4.3	1.3	44,770	(0.5)	1.2	6.4	0.8	12.1

Leading Market Share
Columbus, MS	1	4	$266	4.7%	28.4%	$39,783	1.6%	0.0%	9.9%	NA	NA
Starkville, MS	1	4	204	3.6	32.3	29,809	1.0	0.5	9.4	NA	NA

National Average						$51,579	0.9%	0.7%	6.2%	2.8%	5.8%

						Shading represents better than national average

Source:

Company data as of June 30, 2014 for number of branches and deposits. SNL Financial for deposit rank and market share (as of June 30, 2013), demographic, and unemployment. Real GDP growth is based on data published by the

Bureau of Economic Analysis and represents 2012 year-over-year percentage change in real GDP based on the most closely correlated MSA as of September 17, 2013. House Price Index (HPI) growth is based on data published by the Federal Housing Finance Agency for the twelve month period ended June 30, 2014. The indicated MSAs approximate what we consider to be the markets in which we operate although they do not correspond exactly.

The following graphs highlight the quality of the job growth in Texas as compared to the rest of the United States from 2000 to 2013, and demonstrate employment growth outperformance from July 2013 to July 2014 in the Houston metropolitan area as compared to other United States markets:

Source:	Southwest Economy, Federal Reserve Bank of Dallas, First Quarter 2014.

Source:	Greater Houston Partnership, September 2014.

Our Business Strategy

Our business strategy is to build a premier mid-sized regional bank primarily through organically growing our client base. We focus on middle-market commercial lending (characterized as lending to businesses with annual revenues of $10 million to $50 million) and provide a broad range of banking services to businesses, high net worth individuals, business owners and retail customers. We believe that economic conditions in our geographic markets provide opportunities for growth of our franchise. We believe that both our focus on providing more personalized, local service than we believe larger financial institutions typically offer customers as well as our ability to realize greater economies of scale as compared to smaller community banks will allow us to capitalize on these growth opportunities.

In addition, our management team possesses significant executive-level leadership experience at Fortune 500 financial services companies, and we believe this experience provides us with an important advantage in executing our business strategy. Our management team also has long-standing client relationships and operating experience in the markets we serve, and we believe these attributes will continue to position us to build market share.

Loan Growth Through Relationships and Client-Centered Focus

Since completing and integrating our initial acquisitions, we have demonstrated robust loan growth in our markets, driven by our client relationships and client development and marketing efforts. Our loan growth is a function of our strategy, which focuses on a client-centered, relationship-driven banking model. We offer a broad suite of loan, deposit and online and mobile banking solutions, which provide a range of functionality to best meet our customers’ financial needs.

From December 31, 2012 to June 30, 2014, we have grown our loan portfolio from $4.0 billion to $5.3 billion in net loans, a 33.8% total growth rate, with quarterly originated commitments averaging $710 million in 2013 and $647 million in the first half of 2014. Our specialized industries lending has also been a key driver of our loan growth, with $449 million or 35% of our quarterly originated commitments for the first half of 2014 having been made to specialized industry clients. We believe our strong presence in Texas and our focus on our specialized industries offer us additional opportunities for targeted and prudent loan growth consistent with our underwriting guidelines. As of June 30, 2014, we had 91 relationship managers across our lines of business with average loans per relationship manager of $59 million, including 13 relationship bankers in our specialized industries, including energy, with average loans per relationship manager of $159 million, and 38 relationship managers in Texas with average loans per relationship manager of $65 million. Further, we believe we that the average loans per relationship manager will increase in the future without material incremental investments in systems or personnel.

The following charts show our total loan growth, loan growth in the Texas market and loan growth in our specialized industries (excluding technology, which historically has not been separately tracked) over the past seven quarters:

The following chart shows our total originated loan commitments in each of the six prior quarters:

The following chart shows the composition of our loan portfolio as of June 30, 2014:

Stable, Low Cost Funding Base

Our deposit franchise includes a customer base of both legacy customers from our acquired institutions, each of which was a long-standing, established franchise, and clients that are newer to Cadence, many of whom have long-standing relationships with our experienced bankers. Our deposit footprint has provided, and we believe will continue to provide primary support for our loan growth. Our deposits comprise 94% of our total funding, and we define 89% of our deposits as core8. We have reduced the cost of our total deposits since the fourth quarter of 2011 from 0.53% to 0.35% as of the second quarter of 2014 and achieved year-over-year growth in our core deposits of 17.7% for the 12 month period ended June 30, 2014. A key part of our strategy is to continue to enhance our current funding base by optimizing our branch network, product offerings, treasury management services, client service capabilities and by continuing to attract new clients.

Balanced and Simple Business Model

Our Banking Segment is comprised of three primary lines of business: Commercial Banking, Retail Banking and Private Banking. These three platforms allow us to provide our customers with a broad array of products. We believe our balance sheet is simple with no off-balance sheet funding and is comprised of assets that are readily understood and central to our business model.

In Commercial Banking, we intend to grow our business through lending and treasury management offerings to commercial and industrial (C&I), community banking, business banking and commercial real estate clients, including specialized industries clients, which include clients in the energy, healthcare, franchise restaurant, technology, and convenience and gas retail sectors. In Retail Banking, we intend to grow our business through deposit generation and targeted lending to small businesses and retail banking clients, including mortgage lending. We intend to expand our Private Banking line of business through new deposit relationships and loan product offerings targeted to the needs of primarily higher net-worth customers.

[8]	Core deposits are defined as total deposits less time deposits greater than $100,000.

Our Financial Services Segment, comprised of our trust, retail brokerage, investment advisory and insurance businesses, generates our non-banking service fee income through offerings of a suite of products and services to both Banking Segment clients as well as to customers to whom we do not provide banking services. We have achieved consistent expansion in our fee-based business, as illustrated by our growing assets under management.

Through the continued growth in our segments and lines of business and active customer referral among them, we believe we have the opportunity to organically grow our service fee income in our Financial Services Segment and Banking Segment. The following graph depicts the nature of our service fee income by quarter since the fourth quarter of 2012.

(1)	Financial Services Segment
(2)	Banking Segment

Operating Platform

We have invested in our infrastructure through the implementation of an integrated technology platform, talent acquisition and investments in our experienced management team. We believe these investments will support our potential for future growth, our ability to offer new products and our ability to manage risk.

We have implemented key technology infrastructure components and have integrated our acquisitions onto a single operating platform. We believe that our platform integration has improved the security and operational resiliency of our systems. We have made these and other investments in technology to enhance our ability to offer new products, improve the overall customer experience and provide scale for future growth. Through investments in operating platforms, we seek to improve our loan origination and servicing, electronic and online banking, as well as to enhance cash management, streamlined reporting and reconciliation, and sales support.

We also have augmented our lending teams though strategic talent acquisition to provide us the capacity to continue to grow our business. We believe these investments provide us with operating leverage that will allow us to execute our strategy of organic growth without material incremental investments or significant personnel additions in the near term.

The chart below shows our adjusted noninterest expense, which represents total noninterest expenses net of special asset expenses, measures for each of the seven prior quarters (see “Non-GAAP Financial Measures”):

Note: For a discussion of this non-GAAP financial measure and a reconciliation to the most directly comparable GAAP financial measure, see “Non-GAAP Financial Measures.”

Asset Sensitivity

We believe we are currently positioned to benefit from an increased interest rate environment given our asset sensitive balance sheet with 68% of our loan portfolio consisting of floating interest rate loans as of June 30, 2014. Our modeling estimates that a 100 basis point and a 200 basis point instant rise in interest rates would increase our net interest income by 7.9% and 16.5%, respectively, on an annualized basis, largely as a result of the composition of our commercial loan book. We have built and seek to continue to grow our commercial loan portfolio, which we expect will allow us to benefit from any future rise in short- and long-term interest rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk.”

Acquisition Strategy

We are currently focused on our organic growth but may evaluate, in the future, acquisition opportunities that we believe produce attractive returns for our stockholders. In particular, we may consider acquisition opportunities that could improve our market position in geographies with attractive demographics and business growth trends (including Texas and the southeast United States), expand our branch network in existing markets, increase our earnings power or enhance our suite of products.

Our Competitive Strengths

•	Client Focus and Relationship Lending. We have an experienced group of relationship managers, who focus on a client-centered, relationship-driven banking model. This approach gives us the ability to provide a solutions and products designed to be responsive to our clients’ needs. We attempt to leverage our industry, market and client knowledge, and customer relationships rather than competing solely on price and structure. We believe that our specialized industries expertise, including our expertise in energy industry lending, is comparable to those of large financial institutions, and our knowledge and experience in these areas provide opportunities for continued loan originations. Additionally, our experienced management team and board of directors provide support to our relationship managers in establishing, maintaining and nurturing client relationships. Our client-centric approach has promoted our growth by giving us access to select business and lending opportunities to which we believe an institution of our size would not typically have access. We believe we have a strong network of personal relationships and industry contacts that we are able to leverage in the pursuit of quality business.

The table below provides detail as of June 30, 2014 regarding the loans outstanding for each of our business area groups of relationship managers (which we refer to as “RMs”) in our Banking Segment.

		Loans Outstanding per RM
Component	No. of RMs	Actual ($ millions)		Estimated Total Capacity[9] ($ millions)
Commercial Banking
Commercial & Industrial (excluding Specialized Industries)	24		$41		$75-$100
Commercial Real Estate	3		143		$150-$175
Energy	7		153		$175-$225
Business/Community	31		14		$25-$35
Specialized Industries (excluding Energy)	6		165		$200-$300
Total Commercial Banking	71		69		$91-$118
Private Banking	20		22		$30-$40

Total/Average	Total: 91	Average: $	59	Average: $	77-$101

[9]	Reflects management judgments based on industry knowledge and experience.

•	Balance Sheet Growth Driven by Texas Franchise, C&I and Specialized Industries Lending. The majority of our loan growth has come from our Texas footprint where we have taken advantage of a healthy and growing market and gained market share. As of June 30, 2014, 55% of our year-to-date originations have been in Texas, with our Texas loan portfolio growing from 41% of our total loans as of December 31, 2012 to 46% as of June 30, 2014. Similarly, a large component of our growth has been commercial lending, with C&I growing from 52% of our total loans as of December 31, 2012 to 60% of our total loans as of June 30, 2014, and lending in specialized industries growing to 39% of our total loans as of June 30, 2014.

•	Core Deposits Funded in Attractive and Diverse Markets. Our acquired franchises were all longstanding institutions with established customer networks, and the legacy customers of these institutions have contributed to a stable and cost efficient deposit funding across Texas and the southeast United States. Deposits represent 94% of our total funding, and we define 89% of our deposits as core deposits. Our deposit footprint encompasses markets that we view as demonstrating robust and healthy economic conditions as well as those that we view as demonstrating potential for particularly strong deposit growth. We believe our deposit franchise will continue to be the primary source for the required funding and market position to support our organic growth initiatives.

•	Low-Risk Balance Sheet and Disciplined Credit Governance Process. We seek to maintain a low risk balance sheet through prudent underwriting consistent with our established credit policies. We have a centralized and independent credit approval process with credit evaluation, guidelines, and monitoring that are supported by a credit infrastructure designed to accommodate a large and growing regional bank. The credit quality of our organically originated loans is top quartile as compared to the total loan portfolios of banks of similar size, as illustrated in the table below. At the time of each of our acquisitions, we fully adjusted, or marked, the acquired balance sheets to fair value through purchase accounting, and 77% of our total loan portfolio is comprised of loans originated by us since 2011. Of this non-acquired, organically originated portfolio, 0.03% of loans were 30-89 days past due as of June 30, 2014. Additionally, we believe our capital ratios sufficiently support our balance sheet. As of June 30, 2014, we had a Tier 1 Common Equity ratio of 10.2% and a Tier 1 Leverage ratio of 10.8%.

Note: ANCI refers to Acquired Non-Credit Impaired loans and ACI refers to Acquired Credit Impaired loans. For discussion of our ACI and ANCI loans, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Balance Sheet Drivers—Asset Quality.”

Note:	NPLs refer to Nonperforming Loans and OREO refers to Other Real Estate Owned.

•	Respected Veteran Management Team and Board of Directors. We have a seasoned management team with experience managing growth and risk over a number of years and through various economic cycles. Our executive management team has significant experience overseeing commercial and consumer banking, mergers and acquisitions, financial management, systems integrations, operations and technology, credit and regulatory compliance. We believe our executive management team’s reputation and performance history give us an advantage in hiring and retaining experienced bankers and executing our strategies, including negotiating acquisitions. Further, our board of directors includes highly accomplished industry veterans with broad experience operating and working in the financial services industry.

In addition to Paul B. Murphy, Jr., Chairman and Chief Executive Officer, our board of directors includes:

•	William B. Harrison, Jr., former Chairman and Chief Executive Officer of JPMorgan Chase & Co.;

•	Robert K. Steel, Chief Executive Officer of Perella Weinberg Partners and former Chief Executive Officer of Wachovia Corporation and Under Secretary for Domestic Finance at the U.S. Department of the Treasury;

•	Scott Stuart, co-founder of Sageview Capital and previously a partner and investment committee member at Kohlberg Kravis Roberts & Co., L.P.; and

•	J. Richard Fredericks, a founding partner of Main Management LLC, and former Ambassador to Switzerland as well as Senior Managing Director at Montgomery Securities.

(1)	We consider our peers to include Prosperity Bancshares Inc., Cullen/Frost Bankers, Inc., Texas Capital BancShares Inc., First Financial Bankshares Inc., ViewPoint Financial Group, Inc., BancorpSouth, Inc., Hancock Holding Company, IberiaBank Corp., Trustmark Corporation, Renasant Corp., City National Corporation, BOK Financial Corporation, and UMB Financial Corporation. Source: SNL Financial. Peer banks may have a loan mix that differs from ours.
(2)	Top quartile of U.S. banks for all loan categories with assets between $1 billion and $10 billion as of June 30, 2014. Excludes industrial loan holding companies and bank subsidiaries of insurance companies. Source: SNL Financial. Top quartile banks may have a loan mix that differs from ours.

We also have two Advisory Directors: Marc Shapiro, formerly non-executive Chairman of J.P. Morgan Chase & Co.’s Texas operations and Vice Chairman for Finance and Risk Management of J.P. Morgan Chase & Co. from 1997 through 2003, and Stanley Levy, who was our Chief Risk Officer during the formation of Cadence and is currently Chief Operating Officer of Morgan Group after previously serving as Managing Director of Real Estate & Lodging Investment Banking for the southern region at J.P. Morgan Chase & Co.

We believe the interests of our management team and board of directors are aligned with our stockholders. Collectively, our management team and board will beneficially own     % of our Class A common stock following this offering, and they will continue to own profits interest units in Cadence Bancorp, LLC, our principal stockholder.

Products and Services

Lending Activities

Our primary strategic objective is to engage in commercial lending to middle-market customers (characterized as businesses with annual revenues of $10 million to $150 million) and provide a full array of commercial mortgage and non-mortgage loans to middle-market commercial businesses, high net worth individuals and business owners. We believe we have a strong team of consumer and commercial bankers to execute on a client-centered, relationship-driven banking model. Our Commercial Banking team, consisting of 71 professionals averaging 19 years of experience, focuses on middle-market businesses with an advisory approach that emphasizes understanding the client’s business and offering a broad suite of loan, deposit and treasury management products and services. Our consumer banking team consists of experienced professionals that focus on knowing their individual clients in order to best meet their financial needs, offering a full complement of loan, deposit and online banking solutions. We strive to do business in the areas served by our banking centers, which is also where our marketing is focused, and the vast majority of our new loan customers are located in existing market areas. Our bankers have deep expertise and relationships in the industries served by our specialized industries in which we believe we have developed specialized service capabilities, including energy, healthcare, franchise restaurant, technology and convenience & gas retail.

Our loan portfolio includes commercial and industrial loans, residential real estate loans, commercial real estate loans and other consumer loans. The principal risk associated with each category of loans we make is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and the attributes of the borrower and the borrower’s market or industry. Attributes of the relevant business market or industry include the competitive environment, customer and supplier power, threat of substitutes and barriers to entry and exit.

Commercial and Industrial Loans.    As of June 30, 2014, $3.24 billion, or 61%, of our total bank loan portfolio consisted of commercial and industrial loans. Our commercial loans, which are generally made to middle-market businesses, include equipment loans, lines of credit, acquisition finance credit facilities and an array of Small Business Administration product offerings, and typically have maturities of five years or less. At June 30, 2014, an additional $87.2 million, or 2%, of our total bank loan portfolio consisted of loans to small businesses.

Residential Real Estate Loans.    As of June 30, 2014, $1.10 billion, or 21%, of our bank loan portfolio consisted of residential real estate loans. We provide one-to-four family residential real estate loans with terms ranging from 10 to 40 years, with either fixed or adjustable interest rates. We do not originate subprime loans. Loans are typically closed-end first lien loans for purposes of property purchased, or for refinancing existing loans with or without cash out. The majority of our loans are owner occupied, full documentation loans.

Commercial Real Estate Loans.    As of June 30, 2014, $821.0 million, or 15%, of our bank loan portfolio consisted of commercial real estate loans. We offer term financing for the acquisition or refinancing of properties located in our markets in Texas and the southeast United States. Other products that we provide include secured lines of credit, acquisition, development and construction loan facilities and construction financing.

Other Consumer Loans.    As of June 30, 2014, $123.1 million, or 2%, of our bank loan portfolio consisted of other types of consumer loans. We offer consumer loans to our customers for personal, family and household purposes, including home equity loans, auto, boat and personal installment loans.

Shared National Credits.    Additionally, we participate in Shared National Credits (“SNCs”) as a core component of our lending and client relationship strategy, specifically within our specialized industries. Broadly defined, SNCs are loans to larger institutions by a group of participating relationship managers where the client’s needs are larger than any individual relationship manager can prudently provide. Customers tend to be larger, sophisticated and more diverse with greater access to capital and higher credit quality as compared to other banking clients. Our SNC strategy is largely focused within our specialized industries where we believe we can leverage our team of highly experienced bankers and expertise within these verticals to manage risk and provide us access to high quality borrowers and transactions. As of June 30, 2014, 44% of our total loan portfolio (in commitments) were SNCs, 69% of which was composed of specialized industries lending, with no SNCs past due or on nonaccrual status. All of our loans, including SNC loans, are evaluated within the same rigorous credit standards. Our SNC portfolio is highly granular with diversification across industries, as illustrated in the charts below. We subject our SNC portfolio to broader industry concentration limits as well as establish overall SNC concentration limits. Additionally, a key component of our SNC strategy is building ancillary revenue as we leverage our client relationships and industry expertise.

Deposit Products and Other Funding Sources

We offer our customers a variety of deposit products, including checking accounts, savings accounts, money market accounts and other deposit accounts, through multiple channels, including our extensive network of 97 full-service branches, our 103 ATMs, free access to approximately 1,077 Publix Presto! ATMs and approximately 55,000 Allpoint ATMs and our online, mobile and telephone banking platforms. See “—Marketing and Distribution.” As of June 30, 2014, our deposit portfolio was comprised of 20% noninterest-bearing deposits and 80% interest bearing deposits. We intend to continue our efforts to provide funding for our business from customer relationship deposits.

Deposit flows are significantly influenced by general and local economic conditions, changes in prevailing interest rates, internal pricing decisions and competition. Our deposits are primarily obtained from depositors located in areas surrounding our banking centers, and we believe that we have attractive opportunities to capture additional retail and commercial deposits in our markets. In order to attract and retain deposits, we rely on providing quality service, offering a suite of retail and commercial products and services and introducing new products and services that meet our customers’ needs as they evolve. Recent product offerings in response to customer needs include our “Cadence TotalMoney” personal financial management platform, mobile banking through our “Fluent by Cadence” platform, our remote deposit capture capability and a pilot program (currently in effect at three locations) enabling customers to interact with tellers outside of regular banking hours through interactive drive-thrus. See “—Technology Systems.”

Wealth Management

Through our Linscomb & Williams and Cadence Trust brands, we offer wealth management and other fiduciary and private banking services targeted to affluent clients, including individuals, business owners, families and professional service companies, primarily in the medical and legal industries. In addition to fiduciary and investment management fee income, we believe these services enable us to build new relationships and expand existing relationships to grow our deposits and loans. Through our wealth management line of business, we offer financial planning, retirement services and trust and investment management by a team of 64 seasoned advisors, with an average of 23 years of industry experience, providing access, for affluent clients as well as mass market clients, to a wide range of certificates of deposits, mutual funds, annuities, individual retirement accounts, money market accounts and other financial products. Although we do not limit our customers to affluent clients and business owners, the focus of our wealth management line of business is on the “mass affluent” ($500,000 to $2 million in investible assets) and “highly affluent” ($2 million to $5 million in investible assets) markets.

Private banking deposits are accepted in our seven private banking offices located Birmingham, Huntsville, Tampa, Houston and San Antonio. Total private banking deposits have grown from $536 million as of December 31, 2012 to $674 million as of December 31, 2013, an increase of 25.7%.

Insurance

Under our Cadence Insurance Services and Cadence Investment Services brands, we offer directly and through licensed financial consultants, financial advisors and third party partners a variety of business and personal insurance products to retail and commercial customers, including life insurance, disability insurance, long-term care insurance, homeowner’s insurance, property and casualty insurance, key person insurance and buy-sell agreements. Cadence Insurance receives referrals from the Company’s Retail Banking line of business. Our individual customers purchase our insurance products for income replacement, wealth transfer, estate planning and tax planning purposes. We offer a suite of business insurance products to our commercial customers, including business owner, commercial vehicle, property and liability, workers compensation and specialty liability policies. As of June 30, 2014, approximately half of our insurance revenue is derived from individuals and approximately half is derived from commercial customers. Annual insurance fee income totals approximately $7 million.

Financial Products and Services

In addition to traditional banking activities and the other products and services specified above, we provide a broad array of financial services to our customers, including: debit and credit card products, treasury management services, merchant services, employee and payroll benefits solutions

(including payroll cards and bank-at-work benefits) automated clearing house services, lock-box services remote deposit capture services, international trade finance, international trade services and foreign exchange services other treasury services.

Technology Systems

We have recently made and continue to make significant investments in our information technology systems for our banking and lending and cash management activities. We believe this is necessary investment in order to offer new products and improve our overall customer experiences, as well as to provide scale for future growth. Our technology investments include investment in the foundational layer of our infrastructure (including security, data and voice network, storage and disaster recovery) with the intent of establishing a technology platform that will allow us to grow with incremental expenditures.

Additionally, our technology investments include investment in the application layer of our technology. We have built a robust technology core for the Treasury Management product suite, including “Allegro”, our single sign on portal for our business customers to access our Treasury Management products. Our business clients can access all activities with Cadence through an online portal with one log on and password. The online portal tools include Fraud protection and the ability to view Lockbox receivables. Through the Accounts Payables Lockbox, customers have the ability to receive invoices, route the invoices for approval and decide how we pay. Payment can occur through a variety of options including check, wire, or ACH. Largely as a result of this technology core, our Treasury Management product suite is competitive with small community banks as well as large regional and money center banks. Additionally, we have built the “Fluent by Cadence” platform, our next generation online, mobile and other digital banking solution for consumer and small business banking. By leveraging the same platform as “Allegro”, we are able to centrally service and manage all digital banking activities and provide a seamless experience to our customers as they migrate from a small business to one that requires our a Treasury Management services. In addition to the basic features of online banking, Fluent by Cadence offers the ability to deposit checks by taking a picture with a smart phone using the platform’s “FlashDeposit” feature. We also offer our clients access to our “TotalMoney” platform, a personal financial management system that provides our customers information regarding their spending habits, investment results, budgets and net worth.

We have invested in video teller capabilities, which we are currently testing at three locations, which enable our customers to interact with tellers outside of regular banking hours through interactive drive-thrus. The video teller system supports cash withdrawals, cash and check deposits, check cashing, loan payments and account transfers. We believe that expansion of our video teller system will increase the efficiency of our branch operations and reduce construction costs by increasing the centralization of customer interactions that currently take place at multiple locations. Our investments in technology also include a direct banking option which we are currently testing in various in- and out-of-market locations.

Credit Policy and Procedures

General.    Our credit policy requires that key risks be identified and measured, documented and mitigated, to the extent possible, to seek to ensure the soundness of our loan portfolio. Our credit policy also provides guidelines for the underwriting of loans to individuals along with the regulatory requirements to ensure that all loan applications are evaluated subject to our fair lending policy. We require various levels of internal approvals based on the characteristics of our loans, including the size of the exposure, the line of business, and the loan type. There is a credit executive assigned to each line of business who holds the primary responsibility for the approval process outside of the loan approval committees. We believe that the guidelines required by our credit policies enhance internal responsibility and accountability for underwriting decisions and permit us to monitor the performance of credit decision-making.

Credit Risk Management.    In the first half of 2013, we implemented a dual credit risk rating (“DCRR”) system. The assignment of risk ratings is done through the use of scorecards. There are eleven different commercial scorecards based on the various commercial credit transactions performed throughout the bank. Additionally, there are three scorecards for mortgage, consumer and small business. Using our DCRR system, it is our policy to assign risk ratings to all loan applications using our internal credit risk rating system. We assign each such loan a credit risk rating of 1 through 13, with a 1 representing a “virtually risk free” credit quality and 13 representing “loss”. Loans rated 1 through 8 are loans that we rate internally as “Pass.” Loans rated 9 through 13 are rated internally as “Criticized” (with Loans rated 10 through 13 also being considered “Classified”) and represent for which one or more weaknesses exist and with respect to which we believe we may incur a loss. We also have specialized underwriting guidelines for loans in our specialized industries that we believe reflect the unique characteristics of these industries.

Our credit risk management is overseen by our board of directors and our Senior Credit Risk Management Committee. Our Senior Credit Risk Management Committee has nine standing members, including the Chief Executive Officers of Cadence Bancorp, LLC, Cadence Bancorporation and Cadence Bank and our Chief Credit Officer, who serves as chairman of the committee. The committee is responsible for reviewing our credit portfolio management information, including credit review reports, concentration reports, asset quality trend reports, delinquencies and charge-offs. The approval of the Senior Credit Risk Management Committee is required for changes to our credit policy as well as lending authority.

Concentration Limits.    Our policies establish concentration limits for our various industry types including commercial and consumer real estate, specialty lending, leveraged lending as well as other regulatory categories. Concentration limits are monitored and reassessed on a periodic basis and reviewed by the Board of Directors on an annual basis.

Credit Approval Process.    The approval of our Senior Loan Committee is generally required for loans in an amount greater than $5 million.10 In addition, any loan to a company with more than $50 million in annual revenues must be presented to the Senior Loan Committee. The Senior Loan Committee has eight standing members, including the Chief Executive Officers of Cadence Bancorp, LLC, Cadence Bancorporation and Cadence Bank and our Chief Credit Officer, who serves as chairman of the committee. Two “no” votes will result in declining a credit application.

For loans in an amount greater than $3 million that are risk rated 9 or worse, approval of the Special Assets Group Committee is generally required. If the credit relationship is not managed by the Special Assets Group, the approval will be routed through Loan Committee or Senior Loan Committee, depending on the exposure amount requested. The Special Assets Group Committee has six standing members, including our Chief Credit Officer, who serves as chairman of the committee. Two “no” votes will result in declining a credit application.

Where approval of the Senior Loan Committee or Special Assets Committee is not required, the approval of our Loan Committee is required for commercial real estate loans in an amount greater than $1 million and other loans in an amount greater than $2 million.11 The Loan Committee has eight standing members, including our Chief Credit Officer, and two “no” votes will result in declining a credit application.

[10]	Senior Loan Committee threshold increased to $7.5 million in July 2014.
[11]	Loan Committee increased to $3 million in July 2014.

Portfolio Monitoring & Reporting.    We believe that an important part of our assessment of client risk is the ongoing completion of periodic risk rating reviews. As part of these reviews, we seek to review the risk rating of each facility within a customer relationship and may recommend an upgrade or downgrade to the risk rating. Our policy is to review two times per year all customer relationships with an aggregate exposure of greater than $10 million. Our policy is to review annually all customer relationships with an aggregate exposure of greater than $1 million. Certain relationships are exempt from review, including relationships where our exposure is cash-secured. An updated risk rating scorecard is required during each risk review as well as with any credit event that requires credit approval.

Marketing and Distribution

As of June 30, 2014, we conduct our banking business through 97 branches located in six states in Texas and the southeast United States. Our distribution network also includes 103 ATMs, fully integrated online banking and a telephone banking service. In addition, our customers have free access to approximately 1,077 Publix Presto! ATMs located throughout Alabama, Florida, Georgia, North Carolina, South Carolina and Tennessee and approximately 55,000 Allpoint ATMs worldwide. Our ATMs are enabled for several networks, including Visa, Discover, MasterCard, NYCE, Plus, Cirrus, Pulse, American Express and Quest.

We offer a broad suite of financial, wealth management and treasury management products and services to middle-market commercial business, high net worth individuals and business owners. We target growing companies and middle-market businesses, as well as individual consumers throughout Texas and the southeast United States. In order to market our deposit products, we use local print advertising and direct mail and provide sales incentives for our employees. We market our lending products through our experienced relationship managers, who rely on robust calling efforts and relationship banking to develop relationships with customers that result in business growth and product sales. Our compensation plans for our relationship managers include incentives based on achievement of certain loan, deposit, fee, income and other metrics.

Competition

The financial services industry in general and in our primary markets in Texas and the southeast United States are highly competitive. We compete actively with national, regional and local financial services providers, including banks, thrifts, credit unions, mortgage bankers and finance companies, money market mutual funds and other financial institutions, some of which are not subject to the same degree of regulation and restrictions imposed upon us. See “Risk Factors—Risks Relating to Our Business—We face significant competition to attract and retain customers and clients, which could adversely affect our growth and profitability.”

Competition among providers of financial products and services continues to increase, with consumers having the opportunity to select from a growing variety of traditional and non-traditional alternatives. The primary factors driving commercial and consumer competition for loans and deposits are the interest rates, the fees charged, the levels of customer service and the range of products and services offered. In addition, other competitive factors include the location and hours of our branches.

In addition to the terms of loans and deposits, we compete with other financial institutions with respect to the terms of swaps and letters of credit that we offer our customers and the fraud prevention products and other technological aspects of customers’ accounts that we provide, including compatibility with our commercial customers’ accounting systems. In the future we may compete with respect to the terms of hedges, investment banking opportunities and equity and mezzanine debt offered to our customers.

Employees

As of June 30, 2014, we had approximately 1,374 full-time equivalent employees (consisting of 1,338 full-time employees and 49 part time employees). None of our employees is represented by any collective bargaining unit or is a party to a collective bargaining agreement. We believe that our relations with our employees are good.

Properties

Our main office is located at 2800 Post Oak Boulevard, Suite 3800, Houston, Texas 77056. In addition to our main office, which is leased, as of June 30, 2014, we operate from 97 branch offices located in Texas, Alabama, Florida, Mississippi and Tennessee, of which 37 are leased, 84 are in free standing facilities, 83 provide for drive-up access, and all are equipped with ATMs. Additionally, throughout our footprint, we operate two operations centers (one leased, one owned), three leased trust offices, four insurance offices (three of which are leased), two leased mortgage offices, two leased Linscomb and Williams offices, and four leased lending offices.

In July 2014, we announced plans to close 17 of our branches in Alabama, Florida, Georgia and Mississippi. These closures are expected to occur by the end of November 2014. See “Branch Network Consolidation.”

Legal Proceedings

From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

MANAGEMENT

Executive Officers Upon Completion of the Offering

The following table sets forth information as of the date of this prospectus regarding individuals who are expected to serve as our executive officers following the completion of this offering. Ages are given as of the date of this prospectus.

Name	Age	Position
Paul B. Murphy, Jr.	55	Director, Chairman and Chief Executive Officer
Samuel M. Tortorici	49	President
R. H. “Hank” Holmes, IV	43	Executive Vice President
Valerie C. Toalson	49	Executive Vice President, Chief Financial Officer
Jerry W. Powell	64	Executive Vice President, General Counsel and Secretary

Paul B. Murphy, Jr. has served as Chief Executive Officer of Cadence Bancorp, LLC since 2010. Prior to that, he spent nearly 20 years at Amegy Bank of Texas, helping to steer that institution from $50 million in assets and a single location to assets of $11 billion and 85 banking centers in the Houston, Dallas and San Antonio metropolitan areas when he left as a Director and Chief Executive Office in 2009. Mr. Murphy serves as a board member of the Houston Endowment, Inc., the Hines Real Estate Investment Trust, Inc., Oceaneering International, Inc., the Houston branch of the Federal Reserve Bank of Dallas, Kinkaid School and The Children’s Museum of Houston. Mr. Murphy earned a bachelor’s degree in banking and finance from Mississippi State University and his MBA from the University of Texas at Austin.

Samuel M. Tortorici has served as Chief Executive Officer of Cadence Bank, N.A. since joining Cadence in 2011. Prior to that, he had a 24-year career at Regions and AmSouth Bancorp, where in his final role he led Regions’ Commercial & Industrial business, comprised of over 500 banking professionals across 16 states, more than $40 billion in loan commitments and deposits with annual revenue in excess of $1 billion. While there, he spearheaded development of a range of commercial industry specialty businesses and held a number of executive leadership positions with responsibility for sales and services across a variety of banking businesses. Mr. Tortorici serves as a board member of the St. Vincent’s Hospital Foundation, Birmingham Regional Chamber of Commerce, United Way of Central Alabama, Operation New Birmingham and the Alabama Business Charitable Trust Fund. Mr. Tortorici is a graduate of the University of Alabama, where he is a member of the President’s Cabinet.

R. H. “Hank” Holmes, IV was appointed as President of Cadence Bank, N.A. in 2014 and has served as the Business Services Executive and President, Texas Region of Cadence Bank, N.A. since joining Cadence Bank in 2011. Mr. Holmes brings more than 20 years of banking expertise, 18 of which were at Amegy Bank of Texas where his experience spanned credit, commercial real estate, private banking and special assets. Mr. Holmes serves on the Board of Directors for the University of Mississippi’s School of Banking and Finance and is a member of the Young Presidents Organization. He earned a bachelor’s degree in managerial finance from the University of Mississippi.

Valerie C. Toalson has served as Executive Vice President, Chief Financial Officer of Cadence Bank, N.A. since January, 2013. Prior to that, she served as Executive Vice President, CFO of BankAtlantic Bancorp and BankAtlantic N.A., and previously held several senior leadership positions at Bank of Oklahoma, including Corporate Controller, Manager of Credit Services, Manager of Process Improvement and Chief Auditor. Ms. Toalson began her career in audit at Price Waterhouse where she received her certified public accounting certificate. Ms. Toalson is an active volunteer in her community and earned a Bachelor of Science in Accounting from Oklahoma State University.

Jerry W. Powell has served as Executive Vice President, General Counsel and Secretary of Cadence Bancorp, LLC and Cadence Bank, N.A. since 2011. Immediately prior to joining Cadence, Mr. Powell served as special counsel at Jones Walker in the firm’s Financial Services Section. Prior to that, Mr. Powell was the General Counsel for BBVA Compass in the United States and General Counsel of Compass Bank, a position he held for more than 25 years. Before joining Compass he was a lawyer at a general-practice firm in Birmingham, with an emphasis on litigation, creditor’s rights and consumer compliance. Mr. Powell serves as a board member of AIDS Alabama, a member of the President’s Advisory Council of Birmingham-Southern College and a member of the Farrah Law Society’s Board of Trustees at the University of Alabama School of Law. Mr. Powell is a graduate of Birmingham-Southern College with a Bachelor of Arts in Political Science, cum laude, and the University of Alabama School of Law, with honors. Mr. Powell is a member of the American Bar Association and the Alabama Bar Association.

Board of Directors Upon Completion of the Offering

Upon completion of this offering, we expect that our board of directors will consist of five members. The following table sets forth information as of the date of this prospectus regarding individuals who are expected to serve as members of our board of directors upon completion of this offering. Ages are given as of the date of this prospectus.

Name	Age	Position
Paul B. Murphy, Jr.	55	Director, Chairman and Chief Executive Officer
William B. Harrison, Jr.	71	Director
Robert K. Steel	63	Director
J. Richard Fredericks	68	Director
Scott M. Stuart	55	Director

William B. Harrison, Jr. has served on the board of directors of Cadence Bancorp, LLC since 2010 and as Chairman since 2010. He is the retired Chief Executive Officer at J.P. Morgan & Co. Inc., a position he held from November 2001 to December 2005. He served as the Chairman and Chief Executive Officer at JPMorgan Chase & Co. from January 2000 to December 2006 and its President from January to December 2001.

Mr. Harrison is a director of Merck & Co., Inc. He is a member of the J.P. Morgan International Council. He is also a member of the Advisory Board of the Aurora Capital Group, the Advisory Board of Chilton Investment Company, and the Advisory Board of Spencer Stuart. He serves on the Board of Directors of Lincoln Center for the Performing Arts, the Board of Overseers of Memorial Sloan-Kettering Cancer Center, the Board of the National September 11 Memorial & Museum and the Advisory Board of the Museum of American Finance. He serves on the University of North Carolina at Chapel Hill Foundation Investment Fund and chairs the University’s Global Advisory Board. He is also a member of Yale University’s Jackson Institute for Global Affairs. Mr. Harrison’s extensive experience as an investment banker and executive at a financial institution qualifies him to serve on our board of directors.

Robert K. Steel has served on the Cadence Bancorp, LLC board of directors since 2010. Since July 2014 he has served as the Chief Executive Officer of Perella Weinberg Partners. Previously, he was New York City’s Deputy Mayor for Economic Development under Mayor Michael Bloomberg. Prior to that, Mr. Steel served as the Chief Executive Officer and President of Wachovia Corp. From 2006 to 2008, Mr. Steel was the Under Secretary for Domestic Finance at the U.S. Department of the Treasury. Previously he served as the Head of Equities Division in Europe, Vice Chairman and a member of the Management Committee at Goldman Sachs. Mr. Steel has served as Chairman of Duke’s Board of Trustees, Senior Fellow at the Harvard Kennedy School of Government, a member of the FDIC

Advisory Committee on Economic Inclusion, Chairman of The After-School Corporation and Co-Founder of SeaChange Capital Partners. Mr. Steel currently serves as a board member of the Hospital for Special Surgery, Inc., and Chairman of Aspen Institute. Mr. Steel’s substantial experience in leadership and management in the public sector and banking sector qualifies him to serve on our board of directors.

J. Richard Fredericks has served on the Cadence Bancorp, LLC board of directors since 2010. Ambassador J. Richard Fredericks is a Founding Partner and Managing Director at Main Management, LLC, a position he has held since 2002. Previously, he was an Entrepreneur in Residence at Weston Presidio. Prior to that, Mr. Fredericks was the U.S. Ambassador to Switzerland and Liechtenstein from 1999 to 2001. Previously, in 1977, he joined Montgomery Securities as a Partner and later became a Senior Managing Director in Investment Research, covering the banking and financial service area. In 1995, Mr. Fredericks was responsible for investment banking efforts for the financial industry in the areas of commercial banking, thrifts and financial technology at Montgomery Securities. Prior to that, he joined Shuman, Agnew and Company in 1975 as a Partner. Previously, Mr. Fredericks began his career at Dean Witter in 1970 as a Securities Analyst. He is a director of Janus Capital Group, Inc. and a Member on the Advisory Board of Financial Technology Ventures. For 17 consecutive years, Mr. Fredericks was chosen by Institutional Investor Magazine as an “All-American” Research Analyst, covering the commercial banking industry. Mr. Fredericks’ significant experience in the brokerage industry, specializing in investment research analysis and investment banking, with a specific focus in the field of commercial banking and finance qualifies him to serve on our board of directors.

Scott M. Stuart has served on the Cadence Bancorp, LLC board of directors since 2010. He is a co-founder and managing partner of Sageview Capital LP, a position he has held since 2005. He is currently the lead independent director at EverBank Financial and a director at Reflexis and United Capital. Prior to founding Sageview, Scott was a Partner at KKR serving on their investment committee from 2000 to 2005. He joined KKR’s New York office in 1986 and became Partner in 1994, where he was responsible for the utilities and consumer products industry groups. Prior to joining KKR, Scott worked at Lehman Brothers Kuhn Loeb, Inc. in the mergers and acquisitions group. Scott is also a member of the board at Memorial Sloan-Kettering Cancer Center. Mr. Stuart’s considerable experience in finance and knowledge of investments qualifies him to serve on our board of directors.

Election and Classification of Directors

In accordance with the terms of our charter, our board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three year terms, and will be divided as follows:

•	the Class I directors will be , and their term will expire at the annual meeting of stockholders expected to be held in 2015;

•	the Class II directors will be , and their term will expire at the annual meeting of stockholders expected to be held in 2016; and

•	the Class III directors will be , and their term will expire at the annual meeting of stockholders expected to be held in 2017.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualifies, in accordance with our charter. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Director Independence

Under the rules of the                 , independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the                 , as well as those of the SEC, also impose several other requirements with respect to the independence of our directors. Our board of directors has evaluated the independence of its members based upon the rules of the                  and the SEC. Applying these standards, our board of directors has affirmatively determined that, with the exception of                 , each of our current directors is an independent director, as defined under the applicable rules. The board of directors determined that                  do not qualify as independent directors.                  are employees of                 , and                 . See “Certain Relationships and Related Party Transactions.”

Controlled Company

Because Cadence Bancorp, LLC will control a majority of our outstanding voting power following the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of                 . As a result, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function.

Compensation Committee Interlocks and Insider Participation

Upon completion of the offering, none of the members of our Compensation Committee will be or will have been an officer or employee of the Company or any of our subsidiaries. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Board Committees

Our board of directors will establish standing committees in connection with the discharge of its responsibilities. Upon completion of the offering, these committees will include the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.

Audit Committee.    The Audit Committee will assist the board of directors in fulfilling its responsibilities for general oversight of the integrity of our financial statements, compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence, the performance of our internal audit function and independent auditors and risk assessment and risk management. Among other things, the Audit Committee will:

•	annually review the Audit Committee charter and the committee’s performance;

•	appoint, evaluate and determine the compensation of our independent auditors;

•	review and approve the scope of the annual audit, the audit fee, the financial statements, significant accounting policies changes, material weaknesses identified by outside auditors or Internal Audit and risk management issues;

•	prepare the Audit Committee report for inclusion in our proxy statement for our annual meeting;

•	review disclosure controls and procedures, internal controls, internal audit function, and corporate policies with respect to financial information;

•	oversee investigations into complaints concerning financial matters, if any; and

•	review other risks that may have a significant impact on our financial statements.

The Audit Committee will work closely with management as well as our independent auditors. The Audit Committee will have the authority to obtain advice and assistance from, and receive appropriate funding to engage outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

Upon completion of the offering, the Audit Committee will be composed solely of members who satisfy the applicable independence and other requirements of the SEC and the                              for Audit Committees, and at least one of its members will be an “audit committee financial expert.” Before completion of the offering, the Audit Committee will adopt a written charter that among other things, specifies the scope of its rights and responsibilities. The charter will be available on our website at www.cadencebank.com.

Compensation Committee.    The Compensation Committee will be responsible for discharging the Board’s responsibilities relating to compensation of the executives and directors. Among other things, the Compensation Committee will:

•	evaluate human resources and compensation strategies;

•	review and approve objectives relevant to executive officer compensation;

•	evaluate performance and determine the compensation of the Chief Executive Officer in accordance with those objectives;

•	approve any changes to non-equity-based benefit plans involving a material financial commitment;

•	recommend to the board of directors compensation for directors;

•	prepare the compensation committee report required by SEC rules to be included in our annual report; and

•	evaluate performance in relation to the Compensation Committee charter.

Upon completion of the offering, the Compensation Committee will be composed solely of members who satisfy the applicable independence requirements of the SEC and the                 . Before completion of the offering, the Compensation Committee will adopt a written charter that among other things, specifies the scope of its rights and responsibilities. The charter will be available on our website at www.cadencebank.com.

Nominating and Corporate Governance Committee.    The Nominating and Corporate Governance Committee will be responsible for making recommendations to our board of directors regarding candidates for directorships, and the size and composition of our board of directors. In addition, the Nominating and Corporate Governance Committee will be responsible for overseeing our corporate governance guidelines and reporting, and making recommendations to our board of directors concerning governance matters. Among other things, the Nominating and Governance Committee will:

•	identify individuals qualified to be directors consistent with the criteria approved by the board of directors and recommending director nominees to the full board of directors;

•	ensure that the Audit and Compensation Committees have the benefit of qualified “independent” directors;

•	oversee management continuity planning;

•	lead the board of directors in its annual performance review; and

•	take a leadership role in shaping the corporate governance of our organization.

The members of our Nominating and Corporate Governance Committee will be designated prior to the closing of this offering. Before completion of the offering, the Nominating and Corporate Governance Committee will adopt a written charter that among other things, specifies the scope of its rights and responsibilities. The charter will be available on our website at www.cadencebank.com.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics (the “Code of Ethics”) that applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics will be available upon written request to Corporate Secretary, Cadence Bancorporation, 2800 Post Oak Boulevard, Suite 3800, Houston, Texas 77056 or on our website at www.cadencebank.com. If we amend or grant any waiver from a provision of our Code of Ethics that applies to our executive officers, we will publicly disclose such amendment or waiver on our website and as required by applicable law, including by filing a Current Report on Form 8-K.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following summary compensation table sets forth the total compensation during the fiscal years ended December 31, 2013 and December 31, 2012 of our Chief Executive Officer and our two other most highly compensated executive officers who were serving as executive officers on December 31, 2013. We refer to these officers as our “named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Paul B. Murphy, Jr.,	2013	575,000	725,000	—	—	50,438	1,350,438
Chief Executive Officer,	2012	573,157	550,001	—	—	10,091	1,133,249
Cadence Bancorporation

Samuel M. Tortorici,	2013	400,000	425,000	150,000	111,870	3,742	1,090,612
President, Cadence	2012	400,000	400,000	—	145,150	10,471	955,621
Bancorporation and Chief
Executive Officer,
Cadence Bank, N.A.

Valerie C. Toalson,	2013	320,208	295,000	31,250	104,978	85,948	837,384
Executive Vice President,	2012	—	—	—	—	—	—
Chief Financial Officer,
Cadence Bancorporation and
Cadence Bank, N.A.(5)

(1)	The amounts in this column reflect the annual bonus granted to our named executive officers related to each of fiscal years 2012 and 2013 under the Executive Incentive Plan. For Ms. Toalson, the amount for 2013 also includes a sign-on bonus of $50,000.
(2)	Amounts in this column reflect the aggregate grant date fair value of Phantom A units granted under the Cadence 2013 Long-Term Incentive Plan, determined in accordance with FASB ASC Topic 718. The discussion of the assumptions used for purposes of valuation of Phantom A units granted in 2013 appears in Note 1, “Long Term Incentive Plan,” in the accompanying consolidated financial statements. See “—Cadence Bank 2013 Long-Term Incentive Plan” for a description of the Phantom A units.
(3)	Amounts in this column reflect the aggregate grant date fair value of Class C units granted under the Cadence Bancorp LLC 2010 Class C Incentive Unit Award Plan, determined in accordance with FASB ASC Topic 718. The grant-date fair value of each Class C Unit is estimated on the date of grant using the Black-Scholes option pricing model. Significant assumptions used in the model include valuation date contributed capital and the following:

	2013	2012
Expected stock volatility	30.00%	30.00%
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	0.36–0.66%	0.31–0.58%
Expected life	3.00 years	3.00–3.25 years

For the valuation date contributed capital assumption, the model incorporated a number of assumed capital call scenarios. The expected volatility is estimated based on the average historical volatility of comparable companies. The risk-free rate for the expected term of the grants is based on the Constant Maturity Treasury rate. See “—Cadence Bancorp, LLC 2010 Class C Incentive Unit Award Plan” for a description of the Class C units.

(4)	The amounts in this column for 2013 consisted of the following:

Name	Country Club Allowance	Auto Allowance	Split- Dollar Earnings	401(k) Match	Life Insurance	Relocation	Total
Paul B. Murphy, Jr.	24,842	6,000	535	17,957	1,104	—	50,438
Samuel M. Tortorici	—	—	355	2,667	720	—	3,742
Valerie C. Toalson	—	—	—	7,308	720	77,920	85,948

(5)	Ms. Toalson commenced employment with Cadence Bank, N.A. in January 2013.

Executive Incentive Plan

Our named executive officers were paid annual bonuses in respect of each of fiscal years 2013 and 2012 at the discretion of the Compensation Committee of the board of directors of Cadence Bank, which we refer to as the “Cadence Bank Compensation Committee,” based on the Cadence Bank Compensation Committee’s evaluation of the executive’s individual performance and that of Cadence Bank during the year.

Employment Agreements with Named Executive Officers

Mr. Tortorici and Ms. Toalson are currently parties to an employment agreement and a change of control agreement with Cadence Bank, respectively. Prior to the effectiveness of this registration statement, we expect to enter into new employment agreements with each of our named executive officers that will replace and supersede any existing agreement that they are a party to with the Company or Cadence Bank. The new employment agreements will be described in a subsequent amendment to this registration statement.

The following is a summary of the material terms of the existing agreements with Mr. Tortorici and Ms. Toalson.

Employment Agreement with Samuel M. Tortorici

On July 21, 2011, Cadence Bancorp, LLC entered into an employment agreement with Mr. Tortorici pursuant to which he serves as the Chief Executive Officer of Cadence Bank. The employment agreement provides for a term of four years. Under the employment agreement, Mr. Tortorici is entitled to an annual base salary of no less than $400,000 and is eligible to receive an annual incentive payment for each fiscal year, with the target incentive opportunity being equal to 100% of his base salary and the maximum incentive opportunity being equal to 150% of his base salary. Mr. Tortorici is also eligible to receive employee benefits, fringe benefits, and perquisites on terms no less favorable than those provided to other senior executives of Cadence Bank and to participate in long-term compensation programs at the discretion of the Compensation Committee of our board of directors. In addition, Mr. Tortorici’s employment agreement provides for certain severance benefits, including enhanced severance benefits in the event of a qualifying termination of employment within 24 months following a “change in control” of the Company. See “—Potential Payments upon a Termination of Employment or a Change in Control.

Employment Agreement with Valerie C. Toalson

On March 1, 2013, Cadence Bank entered into a change of control employment agreement with Ms. Toalson, which provides for severance benefits in the event of a qualifying termination of employment within 24 months following a “change in control.” See “—Potential Payments upon a Termination of Employment or a Change in Control.” The change of control employment agreement provides for a term of two years, with automatic one-year renewals thereafter.

Cadence Bancorp, LLC 2010 Class C Incentive Unit Award Plan

Cadence Bancorp, LLC has established the 2010 Class C Incentive Unit Award Plan, which we refer to as the “2010 Plan,” to provide employees, directors, and offering managers of Cadence Bancorp, LLC as well as its structuring adviser with an opportunity to participate in Cadence Bancorp, LLC’s future income and appreciation and to enhance Cadence Bancorp, LLC’s ability to attract and retain talented individuals to contribute to the sustained progress, growth, and profitability of Cadence Bancorp, LLC.

The 2010 Plan provides for the grant of Class C Incentive Units of Cadence Bancorp, LLC, which we refer to as “Class C units.” Class C units represent non-voting limited liability company interests in Cadence Bancorp, LLC that are intended to be treated as “profits interests” for United States federal income tax purposes, meaning that they generally entitle the holder only to value created by the future appreciation or profits of Cadence Bancorp, LLC.

Equity Awards Granted to Named Executive Officers

Cadence Bancorp, LLC has granted Class C units to each of Messrs. Murphy and Tortorici and Ms. Toalson. Class C unit awards granted to our named executive officers generally vest as follows: one-sixth on the first and second anniversaries of the date of grant, and one-third on each of the third and fourth anniversaries of grant, subject, in each case, to continued employment and to accelerated vesting of a portion of the award upon certain terminations of employment. In addition, upon the consummation of a transaction in which the majority of Cadence Bancorp, LLC members cease to own a majority of the voting power in Cadence Bancorp, LLC or in which all or substantially all of the assets of Cadence Bancorp, LLC or its subsidiaries are sold to unaffiliated third parties, 100% of any outstanding unvested Class C units will become vested immediately prior to such transaction.

Cadence Bank 2013 Long-Term Incentive Plan

Cadence Bank has established the 2013 Long-Term Incentive Plan, which we refer to as the “2013 LTIP,” to optimize the profitability and growth of Cadence Bank through long-term incentives that are consistent with Cadence Bank’s goals. The 2013 LTIP aims to link the personal interests of plan participants to those of Cadence Bank, to provide plan participants with an incentive for excellence in individual performance, and to promote teamwork among participants.

The 2013 LTIP is administered by the Compensation Committee of the board of directors of Cadence Bank, which we refer to as the “Cadence Bank Compensation Committee.” The Cadence Bank Compensation Committee has the power, among other things, to select who will participate in the 2013 LTIP, determine the sizes, types, and terms and conditions of awards under the 2013 LTIP, construe and interpret the 2013 LTIP and related award agreements, and certify whether award requirements have been met

The 2013 LTIP provides for the grant of cash-based awards having a value and terms and conditions, including performance measures, if applicable, established by the Cadence Bank Compensation Committee in its sole discretion. Under the 2013 LTIP, upon a “change in control” of Cadence Bancorp, LLC, all outstanding unvested awards granted under the 2013 LTIP will become fully vested, with performance goals deemed to be attained at target levels, and will be payable 33 months after the grant date, subject to continued employment (or, if earlier, upon a termination of employment without cause following a sale of Cadence Bancorp, LLC). A “change in control” under the 2013 LTIP will generally occur upon (1) the consummation of a transaction in which the majority of Cadence Bancorp, LLC members cease to own a majority of the voting power in Cadence Bancorp, LLC or in which all or substantially all of the assets of Cadence Bancorp, LLC or its subsidiaries are sold to unaffiliated third parties, (2) the individuals who constituted the board of directors of Cadence Bank at the time the 2013 LTIP was adopted ceasing to constitute a majority of the board of directors (subject to certain exceptions), or (3) the approval by the members of Cadence Bancorp, LLC of a complete liquidation or dissolution of Cadence Bancorp, LLC

LTIP Awards Granted to Named Executive Officers

During 2013, each of Mr. Tortorici and Ms. Toalson were granted awards under the 2013 LTIP consisting of (a) a long-term performance cash award, which we refer to as “Long-Term Performance Cash,” which will cliff vest on April 1, 2016, subject to continued employment and the attainment of certain performance goals tied to cumulative core net income; and (b) Phantom A units, which track the fair value of Class A units of Cadence Bancorp, LLC, and which vest on April 1, 2016, subject to continued employment. The value of the Long-Term Performance Cash will be determined based on the extent to which performance goals are satisfied by application of a payout factor to the target value of the award. Phantom A units will be settled in cash based on the fair value of Class A units on the vesting date.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding equity awards held by each of our named executive officers on December 31, 2013:

	Option Awards(1)					Stock Awards(2)
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)(3)		Option Exercise Price ($)	Option Expiration Date(5)	Number of Shares or Units of Stock That Have Not Vested (#)(6)	Market Value of Shares or Units of Stock That Have Not Vested ($)(7)
Paul B. Murphy, Jr.	20,588.84	10,294.42	(4)		—

Samuel M. Tortorici	533.33	1,066.67	(4)		—
	166.67	833.33	(4)		—
	—	1,000.00	(4)		—
						167.95	158,970

Valerie C. Toalson	—	750.00	(4)		—
						34.99	33,119

(1)	Amounts listed are Class C units of Cadence Bancorp, LLC issued to the named executive officer under the Cadence Bancorp, LLC 2010 Class C Incentive Unit Award Plan. See “—Cadence Bancorp, LLC 2010 Class C Incentive Unit Award Plan” for more information.
(2)	Amounts listed are Phantom A units, which track the fair value of Class A units of Cadence Bancorp, LLC, granted to our named executive officers under the Cadence Bank 2013 Long-Term Incentive Plan. See “—Cadence Bank 2013 Long-Term Incentive Plan” for more information.
(3)	Class C units become vested as follows: one-sixth vest on each of the first and second anniversaries of the grant date and one-third vest on each of the third and fourth anniversaries of the date of grant, subject to continued employment through the applicable vesting date and accelerated vesting on qualifying terminations of employment or on a “change in control” (as that term is defined in the 2010 Plan).
(4)

The Class C units granted to Messrs. Murphy and Tortorici and Ms. Toalson participate in distributions attributable to appreciation in the fair market value of Cadence Bancorp, LLC or profits of Cadence Bancorp, LLC after their respective dates of grant. As of December 31, 2013, these Class C units would be entitled to participate in distributions to the extent the aggregate fair market value of the common equity of Cadence Bancorp, LLC exceeded $921 million.
(5)	Class C units of Cadence Bancorp, LLC have no expiration date.
(6)	Phantom A units granted in 2013 will become vested on April 1, 2016, subject to continued employment through the vesting date and accelerated vesting on a “change in control” (as that term is defined in the 2013 LTIP).
(7)	Amounts computed based on a value per Class A unit of $946.53 as of December 31, 2013.

Other Compensation Programs and Practices

Retirement Plans and Benefits

Cadence Bancorporation 401(k) Plan

Our named executive officers are each eligible to participate in our 401(k) plan, which is designed to provide retirement benefits to all eligible full-time and part-time employees. Our 401(k) plan provides employees with the opportunity to save for retirement on a tax-deferred basis, and permits employees to defer between 1% and 50% of eligible compensation, subject to statutory limits. Participants who are at least 50 years old are also entitled to make “catch-up” contributions, subject to certain limitations. Under the 401(k) plan, we are permitted to make both discretionary matching contributions and discretionary profit sharing contributions. Any discretionary matching contributions vest immediately, while any discretionary profit sharing contributions vest in equal installments over five years, subject to continued employment. Employees are fully vested in any contributions they make immediately. During fiscal years 2013 and 2012, we made matching contributions to all participants equal to the participant’s elective deferrals of up to 100% of the first 3% of their eligible earnings and 50% of the next 2% of their eligible earnings. We did not make any discretionary profit sharing contributions during fiscal years 2013 and 2012.

Cadence Bancorporation Deferred Compensation Plan

Mr. Tortorici also participates in the Cadence Bancorporation Deferred Compensation Plan, which we refer to as our “Deferred Compensation Plan,” and which is a nonqualified deferred compensation plan that permits key management officers and employees of the Company and its affiliates to defer income beyond the amounts permitted under the Company’s 401(k) plan. Under the Deferred Compensation Plan, a participant may elect to defer an amount not to exceed 25% of his or her basic compensation (i.e., base salary and any commissions) and up to 100% of his or her bonus, subject to certain limitations, until a fixed future date or his or her retirement. In our sole discretion, we may make additional contributions to participants’ accounts, which need not be uniform among participants. Any such contributions we make may be subject to vesting and forfeiture. We did not make any discretionary contributions during fiscal years 2013 and 2012 to the Deferred Compensation Plan.

We have established a rabbi trust with respect to our Deferred Compensation Plan to which we contribute participants’ deferred amounts and any amounts contributed by us to the participants’ accounts. The Cadence Bancorporation Deferred Compensation Plan does not provide for above-market or preferential earnings.

Potential Payments upon a Termination of Employment or a Change in Control

As described above, prior to the effectiveness of this registration statement, we expect to enter into new employment agreements with each of our named executive officers containing certain severance and change in control benefits that will replace and supersede any existing agreement that they are a party to with the Company or Cadence Bank. The new employment agreements will be described in a subsequent amendment to this registration statement.

Below we have described the severance and other change in control benefits to which our named executive officers would be entitled upon a termination of employment and in connection with a change in control.

Termination of Employment without Cause or Resignation with Good Reason

The employment agreement with Mr. Tortorici provides for severance benefits if we terminate the executive without “cause” or the executive resigns with “good reason” (as each of those terms is defined in the employment agreement), which circumstances we refer to as a “qualifying termination of employment.” Upon a qualifying termination of employment, Mr. Tortorici will be entitled to the following payments and benefits under his employment agreement:

•	a lump sum cash payment consisting of accrued but unpaid base salary and unused vacation, which we refer to as the “accrued obligations”;

•	a lump sum cash payment consisting of any earned but unpaid annual incentive payment with respect to a completed fiscal year, which we refer to as the “unpaid incentive payment”;

•	cash severance equal to the sum of (a) the executive’s annual base salary and (b) the executive’s target incentive payment for the fiscal year in which the termination occurs, payable in 12 equal monthly installments;

•	continuation of life insurance and medical benefits to the executive and his dependents for 12 months following the date of termination of employment, which we refer to as the “health and welfare benefits”; and

•	to the extent not paid, any other amounts or benefits that the executive is required to be paid or eligible to receive under any other employee benefit plan of the Company or its affiliates, which we refer to as the “other benefits.”

Termination of Employment with Cause or Resignation without Good Reason

If we terminate the employment of Mr. Tortorici with “cause,” or the executive resigns without “good reason,” the executive will only be entitled to the accrued obligations and the other benefits.

Termination Due to Death or Disability

Under his employment agreement, upon a termination of employment due to death or disability, Mr. Tortorici will generally be entitled to:

•	the accrued obligations;

•	the unpaid incentive payment;

•	a prorated target incentive payment for the fiscal year in which the termination occurs;

•	the health and welfare benefits; and

•	the other benefits.

The payments and benefits to which Mr. Tortorici is entitled on a termination without cause, with good reason, or due to death or disability (except for the accrued obligations, the unpaid incentive payment, and the other benefits) are subject to his execution, delivery, and non- revocation of a release of claims in favor of the Company and its affiliates and compliance with perpetual confidentiality and non-disparagement covenants and a 6-month nonsolicitation of employees and customers covenant.

Change in Control

Under his employment agreement, if Mr. Tortorici experiences a qualifying termination of employment within 24 months following a “change in control” (as that term is defined in the employment agreement), the executive will be entitled to the following:

•	the accrued obligations;

•	the unpaid incentive payment, if any;

•	a lump sum cash payment equal to the product of (a) the sum of (i) the executive’s annual base salary plus (ii) the executive’s target incentive payment for the fiscal year in which the termination occurs multiplied by (b) two;

•	the health and welfare benefits; and

•	the other benefits.

The payments and benefits to which Mr. Tortorici is entitled on a qualifying termination within 24 months following a change in control (except for the accrued obligations, the unpaid incentive payment, and the other benefits) are subject to his execution, delivery, and non-revocation of a release of claims in favor of the Company and its affiliates and compliance with perpetual confidentiality and non-disparagement covenants and a 12-month nonsolicitation of employees and customers covenant.

Ms. Toalson’s change of control employment agreement provides that if she experiences a qualifying termination of employment within 24 months following a change in control, she will be entitled to the following:

•	the accrued obligations;

•	the unpaid incentive payment, if any;

•	a lump sum cash payment equal to the product of (a) the sum of (i) the executive’s annual base salary plus (ii) the executive’s average annual bonus for the two fiscal years preceding the change in control;

•	a prorated target bonus for the year of termination; and

•	the other benefits.

Ms. Toalson’s change of control agreement also provides that, upon her death or disability within 24 months following a change in control, she will be entitled to the accrued obligations, the unpaid incentive payment, and the other benefits. The payments and benefits to which Ms. Toalson is entitled on a qualifying termination within 24 months following a change in control (except for the accrued obligations and the other benefits) are subject to her (or her estate’s or her beneficiary’s) execution, delivery, and non-revocation of a release of claims in favor of the Company and its affiliates. Ms. Toalson is also subject to perpetual confidentiality and non-disparagement covenants and a 12-month nonsolicitation of employees and customers covenant.

Upon a change in control, our named executive officers will also be entitled to a lump sum distribution of all balances credited to their respective accounts under the Deferred Compensation Plan, which provides that all amounts deferred under the plan will be distributed to participants upon the occurrence of a change in control, regardless of the payment election made by a participant to the contrary. In addition, as described above, unvested Class C unit awards granted under the 2010 Plan and cash-based awards granted under the 2013 LTIP will all become fully vested upon a change in control of Cadence Bancorp, LLC. See “—Cadence Bancorp, LLC 2010 Class C Incentive Unit Award Plan” and “—Cadence Bank 2013 Long-Term Incentive Plan” for more information.

Cadence Bancorporation 2014 Omnibus Incentive Plan

The Company expects to adopt the Cadence Bancorporation 2014 Omnibus Incentive Plan, which we refer to as the “2014 Omnibus Plan.” The principal purposes of this plan are to focus directors, officers, and other employees and consultants on business performance that creates shareholder value, to encourage innovative approaches to the business of the Company, and to encourage ownership of our Class A common stock by directors, officers, and other employees and consultants.

The 2014 Omnibus Plan provides for a variety of awards, including “incentive stock options” (within the meaning of Section 422 of the Code), which we refer to as “ISOs,” nonqualified stock options, stock appreciation rights, which we refer to as “SARs,” restricted stock, restricted stock units, performance units, other stock-based awards, or any combination of those awards. The 2014 Omnibus Plan provides that awards may be made under the plan for ten years. We expect to reserve                  shares of Class A common stock for issuance under the 2014 Omnibus Plan, subject to adjustment in certain circumstances to prevent dilution or enlargement.

Administration

The 2014 Omnibus Plan is administered by the Compensation Committee of our board of directors, which we refer to as our “Compensation Committee.” The Compensation Committee may delegate administration to one or more members of our board of directors or any other persons selected by it. The Compensation Committee has the power, among other things, to interpret the 2014 Omnibus Plan and to adopt rules for the administration, interpretation, and application of the 2014 Omnibus Plan according to its terms. The Compensation Committee shall determine the number of shares of Class A common stock that will be subject to each award granted under the 2014 Omnibus Plan. Subject to certain exceptions as may be required pursuant to Rule 16b-3 under the Exchange Act, our board of directors may at any time and from time to time exercise any and all rights and duties of the Compensation Committee under the 2014 Omnibus Plan.

Eligibility

Certain directors, officers, employees, and consultants of the Company or any of its subsidiaries or affiliates will be eligible to be granted awards under the 2014 Omnibus Plan. Our Compensation Committee will determine:

•	which directors, officers, employees, and consultants are to be granted awards;

•	the type of award that is granted;

•	the number of shares of our Class A common stock subject to the awards;

•	and the terms and conditions of such awards, consistent with the 2014 Omnibus Plan.

Our Compensation Committee will have the discretion, subject to the limitations of the 2014 Omnibus Plan and applicable laws, to grant stock options, SARs, restricted stock, restricted stock units, performance units, and other stock-based awards (except that only our employees may be granted ISOs).

Stock Options

Subject to the terms and provisions of the 2014 Omnibus Plan, stock options to purchase our Class A common stock may be granted to eligible individuals at any time and from time to time as determined by our Compensation Committee. Stock options may be granted as ISOs, which are intended to qualify for favorable treatment to the recipient under U.S. federal tax law, or as nonqualified stock options, which do not qualify for this favorable tax treatment. Subject to the limits provided in the 2014 Omnibus Plan, our Compensation Committee will determine the number of stock options granted to each recipient. Each stock option grant will be evidenced by a stock option agreement that specifies the stock option exercise price, whether the stock options are intended to be incentive stock options or nonqualified stock options, the duration of the stock options, the number of shares to which the stock options pertain, and such additional limitations, terms, and conditions as our Compensation Committee may determine.

Our Compensation Committee will determine the exercise price for each stock option granted, except that the stock option exercise price may not be less than 100 percent of the fair market value of a share of Class A common stock on the date of grant. In no event may a stock option be amended (other than in connection with a corporate transaction) to decrease the exercise price or otherwise be subject to any action that would be treated under stock exchange rules as a “repricing” of the stock option. All stock options granted under the 2014 Omnibus Plan will expire no later than ten years from the date of grant. Stock options are nontransferable except by will or by the laws of descent and distribution or, in the case of nonqualified stock options, as otherwise expressly permitted by our Compensation Committee. The granting of a stock option does not accord the recipient the rights of a stockholder, and such rights accrue only after the exercise of a stock option and the registration of shares of Class A common stock in the recipient’s name.

Stock Appreciation Rights

Our Compensation Committee in its discretion may grant SARs under the 2014 Omnibus Plan. SARs may be “tandem SARs,” which are granted in conjunction with a stock option, or “free-standing SARs,” which are not granted in conjunction with a stock option. A SAR entitles the holder to receive from us, upon exercise, an amount equal to the excess, if any, of the aggregate fair market value of a specified number of shares of our Class A common stock to which such SAR pertains over the aggregate exercise price for the underlying shares. The exercise price of a free-standing SAR will not be less than 100 percent of the fair market value of a share of our Class A common stock on the date of grant. In no event may a SAR be amended (other than in connection with a corporate transaction) to decrease the exercise price or otherwise be subject to any action that would be treated under stock exchange rules as a “repricing” of the SAR.

A tandem SAR may be granted at the grant date of the related stock option. A tandem SAR will be exercisable only at such time or times and to the extent that the related stock option is exercisable and will have the same exercise price as the related stock option. A tandem SAR will terminate or be forfeited upon the exercise or forfeiture of the related stock option, and the related stock option will terminate or be forfeited upon the exercise or forfeiture of the tandem SAR.

Each SAR will be evidenced by an award agreement that specifies the exercise price, the number of shares of our Class A common stock to which the SAR pertains and such additional limitations, terms, and conditions as our Compensation Committee may determine. We may make payment of the amount to which the participant exercising the SARs is entitled by delivering shares of our Class A common stock, cash, or a combination of stock and cash as set forth in the award agreement relating to the SARs. SARs are not transferable except by will or the laws of descent and distribution or, with respect to SARs that are not granted in “tandem” with a stock option, as expressly permitted by our Compensation Committee.

Restricted Stock

The 2014 Omnibus Plan provides for the award of shares of our Class A common stock that are subject to forfeiture and restrictions on transferability as set forth in the 2014 Omnibus Plan, the applicable award agreement, and as may be otherwise determined by our Compensation Committee. Except for these restrictions and any others imposed by our Compensation Committee, upon the grant of restricted stock, the recipient will have rights of a stockholder with respect to the restricted stock, including the right to vote the restricted stock and to receive all dividends and other distributions paid or made with respect to the restricted stock on such terms as will be set forth in the applicable award agreement. During the restriction period set by our Compensation Committee, the recipient will be prohibited from selling, assigning, transferring, pledging, or otherwise encumbering the restricted stock.

Restricted Stock Units

The 2014 Omnibus Plan authorizes our Compensation Committee to grant restricted stock units. Restricted stock units are not shares of Class A common stock and do not entitle the recipient to the rights of a stockholder, although the award agreement may provide for rights with respect to dividend equivalents. The recipient may not sell, assign, transfer, pledge, or otherwise encumber restricted stock units granted under the 2014 Omnibus Plan. Restricted stock units will be settled in cash, shares of Class A common stock, or a combination thereof as provided in the applicable award agreement, in an amount based on the fair market value of a share of Class A common stock on the settlement date.

Performance Units

The 2014 Omnibus Plan provides for the award of performance units that are valued by reference to a designated amount of cash or to other property other than shares of Class A common stock. The payment of the value of a performance unit is conditioned upon the achievement of performance goals set by our Compensation Committee in granting the performance unit and may be paid in cash, shares of Class A common stock, other property, or a combination thereof. Any terms relating to the termination of a participant’s employment will be set forth in the applicable award agreement.

Other Stock-Based Awards

The 2014 Omnibus Plan also provides for the award of shares of Class A common stock and other awards that are valued in whole or in part by reference to, or otherwise based on, our Class A common stock, including unrestricted stock, dividend equivalents, and convertible debentures.

Performance Goals

The 2014 Omnibus Plan provides that performance goals may be established by our Compensation Committee in connection with the grant of any award under the 2014 Omnibus Plan.

Termination Other Than for Cause Following a Change in Control

Upon a termination of employment of a plan participant occurring upon or during the 24 months following the date of a “change in control” (as defined in the 2014 Omnibus Plan) by the Company without “cause” (as defined in the 2014 Omnibus Plan), unless otherwise provided in the applicable award agreement, (a) all awards held by such participant will vest in full (in the case of any awards that are subject to performance goals, at the greater of the applicable target level and the level of achievement of the performance goals as of the participant’s termination of service) and be free of restrictions, and (b) any option or SAR held by the participant as of the date of the change in control that remains outstanding as of the date of such termination of employment may thereafter be exercised until the expiration of the stated full term of such option or SAR.

Amendment

Our board of directors or our Compensation Committee may amend, alter, or discontinue the 2014 Omnibus Plan, but no amendment, alteration, or discontinuation will be made that would materially impair the rights of a participant with respect to a previously granted award without such participant’s consent, unless such an amendment is made to comply with applicable law, including, without limitation, Section 409A of the Code, stock exchange rules, or accounting rules. In addition, no such amendment will be made without the approval of the Company’s shareholders to the extent such approval is required by applicable law or the listing standards of the applicable stock exchange.

Equity-Based Award Grants in Connection with this Offering

In connection with the consummation of this offering, we intend to grant equity-based awards with respect to approximately                  shares of our Class A common stock in the aggregate under the 2014 Omnibus Plan described above to certain of our employees and officers

DIRECTOR COMPENSATION

None of our non-employee directors earned any compensation during the fiscal year ended December 31, 2013. In connection with this offering, we are considering adopting a directors’ compensation program that will provide compensation to our non-employee directors. The terms of any directors’ compensation program that we adopt will be described in a subsequent amendment to this registration statement.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock after giving effect to the Reorganization, both immediately prior to and immediately after the completion of this offering by:

•	each of our directors, each of our executive officers, and all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of 5% or more of our outstanding common stock.

To our knowledge, each person named in the table will have following the Reorganization sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person will “beneficially own,” as determined by the rules of the SEC, subject to applicable community property laws. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right within 60 days after that date to acquire the securities through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement.

The percentages in the table below reflect beneficial ownership immediately prior to and immediately after the completion of this offering as determined in accordance with Rule 13d-3 under the Exchange Act and are based on                 shares of our common stock outstanding as of                 and (including                     outstanding shares of Class A common stock,                  outstanding shares of Class B non-voting common stock. The beneficial ownership percentages after this offering assume no exercise by the underwriters of their option to purchase additional shares. Unless otherwise noted, the address for each stockholder listed on the table below is: c/o Cadence Bancorporation, 2800 Post Oak Boulevard, Suite 3800, Houston, Texas 77056.

	Beneficial Ownership Before this Offering				Beneficial Ownership After this Offering(1)
	Shares of Class A Common Stock Beneficially Owned	Shares of Class B Common Stock Beneficially Owned	Total Shares of Common Stock Beneficially Owned		Shares of Class A Common Stock Beneficially Owned	Shares of Class B Common Stock Beneficially Owned	Total Shares of Common Stock Beneficially Owned
	Number	Number	Number	%	Number	Number	Number	%
Name of Beneficial Owner
Greater than 5% stockholders
Cadence Bancorp, LLC(2)	1,000	—	1,000	100%

Directors and Executive Officers
William B. Harrison, Jr.(3)	—	—	—	—
J. Richard Fredericks(3)	—	—	—	—
Robert K. Steel(3)	—	—	—	—
Scott M. Stuart(3)	—	—	—	—
Paul B. Murphy, Jr.(3)	—	—	—	—
Samuel M. Tortorici	—	—	—	—
R.H. Holmes, IV	—	—	—	—
Valerie C. Toalson(3)	—	—	—	—
Jerry W. Powell(3)	—	—	—	—
All directors and executive officers, as a group (9 persons)	—	—	—	—

(1)	Assumes that the underwriters will not exercise their overallotment option

(2)	Following the Reorganization but prior to the completion of this offering, Cadence Bancorp, LLC will hold shares of our Class A common stock and shares of our Class B common stock. The board of directors of Cadence Bancorp, LLC has the sole voting and dispositive power with respect to these shares. The board of directors of Cadence Bancorp, LLC currently has five members, each of whom are expected to serve on our board of directors immediately following the completion of this offering: William B. Harrison, Jr., J. Richard Fredericks, Robert K. Steel, Scott M. Stuart and Paul B. Murphy, Jr. Messrs. Harrison, Fredericks, Steel, Stuart and Murphy, as directors of Cadence Bancorp, LLC, may be deemed to share beneficial ownership of shares of our common stock beneficially owned by Cadence Bancorp, LLC. Such individuals expressly disclaim any such beneficial ownership. The principal address of Cadence Bancorp, LLC is 2800 Post Oak Boulevard, Suite 3800, Houston, Texas 77056.
(3)	Messrs. Harrison, Fredericks, Steel, Stuart, Murphy, Tortorici and Powell are investors in Cadence Bancorp, LLC. None of the foregoing persons has direct or indirect voting or dispositive power with respect to the shares of Cadence Bancorporation common stock held by Cadence Bancorp, LLC in his or her capacity as an investor in Cadence Bancorp, LLC.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material terms of certain indebtedness of us and our subsidiaries. The summary is qualified in its entirety by reference to the full text of the notes governing the terms of such indebtedness and the agreements pursuant to which the notes are issued, which are filed as exhibits to the registration statement of which this prospectus is a part, and applicable law.

Cadence Financial Corporation

Senior Notes

On June 16, 2014, the Company issued an aggregate principal amount of $135,000,000 4.875% Senior Notes due 2019 (the “2019 senior notes”) and an aggregate principal amount of $50,000,000 5.375% Senior Notes due 2021 (the “2021 senior notes” and, together with the 2019 senior notes, the “senior notes”). The 2019 senior notes and the 2021 senior notes each              constitute a separate series of senior debt securities of the Company. The 2019 senior notes will mature on June 28, 2019 and the 2021 senior notes will mature on June 28, 2021 (in each case, unless previously redeemed). The senior notes are issued under an Issuing and Paying Agency Agreement, dated June 16, 2014 (the “Company IPAA”) between the Company, as issuer, and U.S. Bank National Association, as Issuing and Paying Agent.

Interest.    The 2019 senior notes bear interest at the rate of 4.875% per year and are payable semi-annually in arrears through the maturity date or any early redemption date. The 2021 senior notes bear interest at the rate of 5.375% per year and are payable semi-annually in arrears through the maturity date or any early redemption date.

Optional Redemption.    At any time any series of senior notes remains outstanding, the Company may, at its option, upon not fewer than 30 nor greater than 60 days’ notice to holders (which notice may be conditional), redeem some or all of the senior notes of such series at a redemption price equal to par plus a make-whole premium.

Covenants.    The Company may not consolidate with or merge into any other person or entity, or convey or transfer its properties and assets substantially as an entirety to any person or entity, unless certain conditions specified in the senior notes are satisfied. In addition, subject to certain exceptions, so long as any of the senior notes are outstanding, the Company shall not, directly or indirectly, sell, assign or grant a security interest in or otherwise dispose of any shares of the voting stock of the Bank, or any securities convertible into or options, warrants or rights to subscribe for or purchase shares of voting stock of the Bank, nor will the Company permit the Bank to issue any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of the Bank.

Events of Default.    An event of default under any series of senior notes will occur, and the payment of principal of the senior notes of such series may be accelerated, upon the occurrence and continuation of the following events:

•	default in the payment of interest on the senior notes of such series and continuance of that default for 30 days;

•	default in the payment of the principal of, or premium, if any, on, the senior notes of such series when due and payable, whether at their stated maturity or by acceleration, call for redemption or otherwise;

•	failure by the Company for 90 days after notice by the holders to perform any of the other covenants or agreements in the senior notes of such series and the Company IPAA;

•	an event of default, as defined in any bond, note, debenture or other evidence of indebtedness for borrowed money of the Company or under any mortgage, indenture, trust agreement or other instrument securing, evidencing or providing for any indebtedness for borrowed money of the Company as a result of which indebtedness for borrowed money of the Company in excess of $25 million in aggregate principal amount shall be or become accelerated so as to be due and payable prior to the date on which the same would otherwise become due and payable and such acceleration shall not have been annulled or rescinded within 30 days of the notice of such acceleration to the Company; or

•	specified events in bankruptcy, insolvency or reorganization of the Company.

In each such case, unless the principal of the senior notes of such series already shall have become due and payable, the holders of 100% of the aggregate principal amount of the senior notes of such series, by notice in writing to the Company, may declare the principal amount of the senior notes of such series to be due and payable immediately, and upon any such declaration the same shall become and shall be immediately due and payable.

Subordinated Notes

On June 16, 2014, the Company issued an aggregate principal amount of $35,000,000 Fixed-to-Floating Rate Subordinated Notes due 2029 (the “Company subordinated notes”). The Company subordinated notes will mature on June 28, 2029 (unless previously redeemed). The Company’s obligation to make payments of principal and interest on the Company subordinated notes is subordinate and junior in right of payment to all of the Company’s senior indebtedness, including general creditors and certain other types of indebtedness specified in the terms of the Company subordinated notes. The Company subordinated notes are issued under the Company IPAA.

Interest.    From and including June 16, 2014 to but excluding June 28, 2024 or any early redemption date, the Company subordinated notes will bear interest at the rate of 7.250% per year and will be payable semi-annually in arrears. From and including June 28, 2024, the Company subordinated notes will bear an interest rate per annum equal to the three month LIBOR rate plus 4.535% and will be payable quarterly in arrears through the maturity date or any early redemption date.

Optional Redemption.    The Company may, at its option, beginning with the interest payment date of June 28, 2024 and on any interest payment date thereafter (or at any time on or after the 30th day prior to the maturity date thereof) redeem the Company subordinated notes, in whole or in part, upon not fewer than 30 nor greater than 60 days’ notice to the holders of the Company subordinated notes (which notice may be conditional) at a redemption price specified in the Company subordinated notes. This option of redemption is subject to the approval of the Federal Reserve. The Federal Reserve generally will not approve such a redemption of any such subordinated notes unless it is satisfied with the capital position of the Company and the Bank after the proposed redemption. Additionally, the Company may, at its option, redeem some or all of the Company subordinated notes at any time if it makes a reasonable determination that it is reasonably likely that the Company subordinated notes will not be entitled to treatment as “Tier 2” capital (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, subject to certain requirements and at a redemption price specified in the terms of the Company subordinated notes.

Covenants.    The Company may not consolidate with or merge into any other person or entity, or convey or transfer its properties and assets substantially as an entirety to any person or entity, unless certain conditions specified in the Company subordinated notes are satisfied.

Events of Default.    An event of default under the Company subordinated notes will occur, and the payment of principal of the subordinated notes may be accelerated, only upon the occurrence and continuation of certain events of insolvency of the Company that are specified in the Company subordinated notes (a “Company Subordinated Note Event of Default”). In the case of a Company Subordinated Note Event of Default, unless the principal of the Company subordinated notes already shall have become due and payable, the holders of 100% of the outstanding principal amount of the Company subordinated notes may declare the principal amount of the Company subordinated notes to be due and payable immediately.

Cadence Bank, National Association

Subordinated Notes

On June 16, 2014, the Bank issued an aggregate principal amount of $25,000,000 Fixed-to-Floating Rate Subordinated Notes due 2029 (the “Bank subordinated notes”). The Bank subordinated notes will mature on June 28, 2029 (unless previously redeemed). The Bank’s obligation to make payments of principal and interest on the Bank subordinated notes is subordinate and junior in right of payment to all of the Bank senior indebtedness, including general creditors and certain other types of indebtedness specified in the terms of the Bank subordinated notes. The Bank subordinated notes are issued under an Issuing and Paying Agency Agreement, dated June 16, 2014 (the “Bank IPAA”) between the Bank, as issuer, and U.S. Bank National Association, as Issuing and Paying Agent.

Interest.    From and including June 16, 2014 to but excluding June 28, 2024 or any early redemption date, the Bank subordinated notes will bear interest at the rate of 6.250% per year and will be payable semi-annually in arrears. From and including June 28, 2024, the Bank subordinated notes will bear an interest rate per annum equal to the three month LIBOR rate plus 3.535% and will be payable quarterly in arrears through the maturity date or any early redemption date.

Optional Redemption.    The Bank may, at its option, beginning with the interest payment date of June 28, 2024 and on any interest payment date thereafter (or at any time on or after the 30th day prior to the maturity date thereof) redeem the Bank subordinated notes, in whole or in part, upon not fewer than 30 nor greater than 60 days’ notice to the holders of the Bank subordinated notes (which notice may be conditional) at a redemption price specified in the Company subordinated notes. This option of redemption is subject to the approval of the Federal Reserve and the OCC. The Federal Reserve generally will not approve such a redemption of any such subordinated notes unless it is satisfied with the capital position of the Company and the Bank after the proposed redemption. Additionally, the Bank may, at its option, redeem some or all of the Bank subordinated notes at any time if it makes a reasonable determination that it is reasonably likely that the Bank subordinated notes will not be entitled to treatment as “Tier 2” capital (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, subject to certain requirements and at a redemption price specified in the terms of the Bank subordinated notes.

Covenants.    The Bank may not consolidate with or merge into any other person or entity, or convey or transfer its properties and assets substantially as an entirety to any person or entity, unless certain conditions specified in the Bank subordinated notes are satisfied.

Events of Default.    An event of default under the Bank subordinated notes will occur, and the payment of principal of the subordinated notes may be accelerated, only upon the occurrence and continuation of certain events of insolvency of the Bank that are specified in the Bank subordinated notes (a “Bank Subordinated Note Event of Default”). In the case of a Bank Subordinated Note Event of Default, unless the principal of the Bank subordinated notes already shall have become due and payable, the holders of 100% of the outstanding principal amount of the Bank subordinated notes may declare the principal amount of such series of subordinated notes to be due and payable immediately.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and certain terms of our certificate of incorporation (our “charter”) and bylaws as they will be in effect upon the completion of the Reorganization and this offering. This discussion summarizes some of the important rights of our stockholders but does not purport to be a complete description of these rights and may not contain all of the information regarding our capital stock that is important to you. These rights can only be determined in full, and the descriptions herein are qualified in their entirety, by reference to federal and state banking laws and regulations, the DGCL, and our proposed certificate of formation (our “charter”) and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Upon the completion of this offering, our certificate of incorporation will authorize us to issue up to                 shares of Class A common stock, $0.01 par value per share,                 shares of Class B non-voting common stock, $0.01 par value per share and                 shares of preferred stock, $0.01 par value per share. Immediately following the completion of this offering, we will have                 shares of Class A common stock and                 shares of Class B non-voting common stock outstanding. All of the outstanding shares of our Class B non-voting common stock will be held by Cadence Bancorp, LLC. There will be no shares of preferred stock outstanding immediately following this offering.

The following description summarizes the material terms of our securities. Because it is only a summary, it may not contain all the information that is important to you.

Capital Stock

Class A Common Stock and Class B Non-Voting Common Stock

All issued and outstanding shares of our common stock will be duly authorized, validly issued, fully paid and non-assessable. All authorized but unissued shares of our common stock will be available for issuance by our board of directors without any further stockholder action. Our certificate of incorporation will provide that, except with respect to voting rights and conversion rights, the Class A common stock and Class B non-voting common stock are treated equally and identically.

Voting Rights.    Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Class A common stock will possess all voting power for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our certificate of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. Holders of Class A common stock will be entitled to one vote per share on matters to be voted on by stockholders. Holders of Class B non-voting common stock will have no voting power, and have no right to participate in any meeting of stockholders or to have notice thereof, except as required by applicable law and except that any action that would significantly and adversely affect the rights of the Class B non-voting common stock with respect to the modification of the terms of the securities or dissolution will require the approval of the Class B non-voting common stock voting separately as a class.

Except as otherwise provided by law, our certificate of incorporation or our bylaws or in respect of the election of directors, all matters to be voted on by our stockholders will be required to be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of an election of directors, where a quorum is present a plurality of the votes cast shall be sufficient to elect each director.

Conversion of Class B Non-Voting Common Stock.    Each share of Class B non-voting common stock will be convertible into a share of Class A common stock at the option of the holder; provided, however, that each share of Class B non-voting common stock will not be convertible in the hands of the initial holder and will only be convertible at the time it is transferred to a third party unaffiliated with such initial holder, subject to the transfer restrictions described in the next sentence, if and only to the extent such conversion would not, after giving effect to such conversion, cause the transferee (together with such transferee’s related persons and any persons with which such transferee is acting in concert) to own, control or have the power to vote shares of Class A common stock in excess of the ownership limit described below. Shares of Class B non-voting common stock may only be transferred through one or more of the following alternatives: (1) to an affiliate of a holder or to the Company, (2) in a widely dispersed public offering, (3) in a private sale in which no purchaser would acquire Class A common stock and/or Class B non-voting common stock in an amount that, after the conversion of such Class B non-voting common stock into Class A common stock, is (or represents) 2% or more of a class of our voting securities or (4) to a purchaser acquiring majority control of the Company notwithstanding such transfer.

Conversion of Class A Common Stock Upon LLC Distribution.    Each share of Class A common stock owned by Cadence Bancorp, LLC, will automatically convert into a share of Class B non-voting common stock upon a distribution or other transfer to a member of Cadence Bancorp, LLC, or upon the liquidation of Cadence Bancorp, LLC, to the extent that such distribution, transfer or liquidation would otherwise result in such member of Cadence Bancorp, LLC, together with its affiliates, owning in excess of 9.9% of our Class A common stock (or any class of our voting securities), excluding for purposes of this calculation any reduction in ownership resulting from transfers by such holder of our voting securities. In addition, Cadence Bancorp, LLC will have the right to cause shares of Class A common stock owned by it to convert into shares of Class B non-voting common stock to the extent that a distribution or other transfer to a member of Cadence Bancorp, LLC, or a liquidation of Cadence Bancorp, LLC, would otherwise result in shares of Class A common stock being received in respect of non-voting units of Cadence Bancorp, LLC.

Dividend Rights.    Holders of Class A common stock and Class B non-voting common stock will be equally entitled to ratably receive dividends if, as and when declared from time to time by our board of directors at its own discretion out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s net assets can be measured in a number of ways and may not necessarily equal their book value.

Liquidation Rights.    Upon liquidation, dissolution or winding up, the holders of Class A common stock and Class B non-voting common stock will be equally entitled to receive ratably the assets available for distribution to the stockholders after payment of all liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Other.    Neither the Class A common stock nor the Class B non-voting common stock will have any preemptive or conversion rights pursuant to the terms of our certificate of incorporation and bylaws (other than the right of holders of shares of Class B non-voting common stock to convert such shares into shares of Class A common stock as described in “—Conversion of Class B Non-Voting Common Stock” above). There will be no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock will be fully paid and non-assessable, and the shares of our Class A common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Preferred Stock

Pursuant to our certificate of incorporation, shares of preferred stock will be issuable from time to time, in one or more series, with the designations of the series, the voting rights of the shares of the series (if any), the powers, preferences and relative, participation, optional or other special rights (if any), and any qualifications, limitations or restrictions thereof as our board of directors from time to time may adopt by resolution (and without further stockholder approval), subject to certain limitations. Each series will consist of that number of shares as will be stated and expressed in the certificate of designations providing for the issuance of the stock of the series.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Charter and Bylaws

Certain provisions of Delaware law and certain provisions that will be included in our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

Our certificate of incorporation will contain provisions that permit our board of directors to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Classified Board

Our certificate of incorporation will provide that our board of directors is divided into three classes, designated Class I, Class II and Class III. Each class will be an equal number of directors, as nearly as possible, consisting of one-third of the total number of directors constituting the entire board of directors. The term of initial Class I directors shall terminate on the date of the 2015 Annual Meeting, the term of the initial Class II directors shall terminate on the date of the 2016 Annual Meeting, and the term of the initial Class III directors shall terminate on the date of the 2017 Annual Meeting. At each succeeding Annual Meeting of Stockholders beginning in 2015, successors to the class of directors whose term expires at that Annual Meeting will be elected for a three year term.

Removal of Directors

Our certificate of incorporation will provide that stockholders may only remove a director for cause by a vote of no less than a majority of the shares present in person or by proxy at the meeting and entitled to vote.

Director Vacancies

Vacancies on our board of directors will be filled only by election at an annual meeting or at a special meeting of stockholders called for that purpose.

No Cumulative Voting

Our certificate of incorporation will provide that stockholders do not have the right to cumulative votes in the election of directors.

Special Meetings of Stockholders

Our certificate of incorporation and bylaws will provide that, except as otherwise required by law, special meetings of the stockholders may be called only by any officer at the request of a majority of our board of directors, by the chairman of the board of directors or by our Chief Executive Officer.

Advance Notice Procedures for Director Nominations

Our bylaws will provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally will have to be delivered to and received at our principal executive offices before notice of the meeting is issued by the secretary of the Company, with such notice being served not less than 90 nor more than 120 days before the meeting. Although the bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates to be elected at an annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Action by Written Consent

Our certificate of incorporation and bylaws will provide that any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent if less than 50.1% of our outstanding Class A common stock is owned by Cadence Bancorp, LLC.

Amending our Certificate of Incorporation and Bylaws

Our certificate of incorporation may be amended or altered in any manner provided by the DGCL. Our bylaws may be adopted, amended, altered or repealed by stockholders only upon approval of at least two-thirds of the voting power of all the then outstanding shares of the Class A common stock. Additionally, our certificate of incorporation will provide that our bylaws may be amended, altered or repealed by the board of directors by a majority vote.

Authorized but Unissued Shares

Our authorized but unissued shares of Class A common stock, Class B non-voting common stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Jurisdiction

Our certificate of incorporation will provide that the Delaware Court of Chancery shall be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, and any action asserting a claim pursuant to the DGCL, our certificate of incorporation, our bylaws or under the internal affairs doctrine.

Business Combinations with Interested Stockholders

We do not currently intend to elect in our certificate of incorporation not to be subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of such corporation not owned by the interested stockholder.

Controlling Stockholder

Immediately following the completion of this offering, Cadence Bancorp, LLC will own approximately     % of our outstanding Class A common stock. As a result, Cadence Bancorp, LLC will own shares sufficient for the majority vote over all matters requiring a stockholder vote, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our certificate of incorporation and our bylaws; and our winding up and dissolution.

Limitation on Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends or unlawful stock repurchases or redemptions); or

•	for transactions from which the director derived an improper personal benefit.

Our certificate of incorporation and bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive directors.

The limitation on liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Registration Rights

For a description of the registration rights agreement that we expect to enter into with Cadence Bancorp, LLC in connection with this offering, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Listing and Trading

Our common stock is currently not listed on any securities exchange. We intend to apply to have our Class A common stock approved for listing on the                 under the symbol “                 .”

Transfer Agent and Registrar

Upon completion of the offering, the transfer agent and registrar for our common stock will be                 .

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Class A common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for shares of our common stock as well as our ability to raise equity capital in the future.

Upon completion of this offering, we will have                 shares of Class A common stock issued and outstanding (                 shares if the underwriters exercise in full their option to purchase additional shares). In addition,                 shares of our Class A common stock will be issuable upon the exercise of outstanding stock options.

Of these                 shares, the shares sold in this offering (or                 shares, if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. The remaining                 outstanding shares will be deemed “restricted securities” under the Securities Act. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or any other applicable exemption.

Lock-Up Agreements

We, our executive officers and directors, certain executive officers and directors of Cadence Bancorp, and certain other stockholders, have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives and except (i) pursuant to employee stock option plans described in this prospectus and (ii) in connection with business combinations (provided that the aggregate number of shares issued in any such business combination or combinations during such 180-day period does not exceed 20% of the outstanding shares of our common stock as of the closing of this offering, though we are permitted to enter into any agreement to issue a number of shares of our common stock in excess of such threshold during such 180-day period),

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, as amended, with respect to any of the foregoing; or

•	enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

This would include the                 shares that are owned by                 and pledged as collateral to secure outstanding debt obligations. These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement. At any time and without public notice, the representatives may, in their sole discretion, release all or some of the securities from these lock-up agreements.

These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The 180-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Stock Incentive Plan

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance under the Cadence Bancorporation 2014 Omnibus Incentive Plan. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Upon effectiveness, the shares of common stock covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements and Rule 144 restrictions described above.

Rule 144

All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% stockholders and certain other related persons. Upon completion of the offering, we expect that approximately                 shares, or    % of our outstanding common stock (                  shares, or    % of our outstanding common stock if the underwriters exercise in full their option to purchase additional shares) will be held by “affiliates.”

Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be an “affiliate” of ours would be entitled to sell within any three month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, which would be approximately                  common shares immediately after this offering (assuming the underwriters do not elect to exercise their option to purchase additional shares), or (ii) an amount equal to the average weekly trading volume of our common stock on the                 during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six- month holding period and requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock without regard to the limitations described above, subject to our compliance with Exchange Act reporting obligations for at least 90 days prior to the sale, and provided that such sales comply with the current public information requirements of Rule 144. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144, subject to our compliance with Exchange Act reporting obligations for at least 90 days prior to the sale.

Rule 701

In general, under Rule 701 under the Securities Act, an employee, consultant or advisor who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the registration statement of which this prospectus forms a part in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period restriction, contained in Rule 144.

Registration Rights

Following the completion of this offering, Cadence Bancorp, LLC will have the right, subject to certain conditions, to require us to register its shares of our Class A common stock under the Securities Act for sale into the public markets at any time following the expiration of the 180-day lock-up period described above. Cadence Bancorp, LLC will also be entitled to piggyback registration rights with respect to any future registration statement that we file for an underwritten public offering of our securities. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. If these rights are exercised and Cadence Bancorp, LLC sells a large number of shares of common stock, the market price of our common stock could decline. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a more detailed description of these registration rights.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of each transaction since January 1, 2013, and each proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•	any of our directors (including nominees for election as director), executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Registration Rights Agreement

In connection with this offering, we expect to enter into a registration rights agreement with Cadence Bancorp, LLC, our principal stockholder, pursuant to which we will grant Cadence Bancorp, LLC and its permitted transferees registration rights with respect to all of the shares of our Class A common stock owned by them. These rights include demand registration rights, shelf registration rights and “piggyback” registration rights, as well as customary indemnification. All fees, costs and expenses related to any registration under the agreement will be borne by us, other than stock transfer taxes and underwriting discounts or commissions.

Demand Registration Rights.    The registration rights agreement will grant Cadence Bancorp, LLC demand registration rights. We will be required, upon the written request of Cadence Bancorp, LLC, to use our commercially reasonable efforts to effect registration of shares requested to be registered by Cadence Bancorp, LLC as soon as practicable after receipt of the request, subject to certain exceptions.

Shelf Registration Rights.    The registration rights agreement grants Cadence Bancorp, LLC shelf registration rights. Under the terms of the registration rights agreement, Cadence Bancorp, LLC may demand that we file a shelf registration statement with respect to those shares requested to be registered by Cadence Bancorp, LLC. Upon such demand, we are required to use our commercially reasonable efforts to effect such registration.

“Piggyback” Registration Rights.    The registration rights agreement grants Cadence Bancorp, LLC “piggyback” registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration.

Ordinary Banking Relationships

Certain of our officers and directors, as well as their immediate family members and affiliates, are customers of, or have had transactions with, Cadence Bancorp or the Company in the ordinary course of business. These transactions include deposits, loans, wealth-management products and other financial services related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than a normal risk of collectability or present other features unfavorable to us. As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers and directors as well as their immediate family members and affiliates.

Policies and Procedures Regarding Related Party Transactions

Transactions among Cadence Bancorp LLC, Cadence Financial Corporation, Cadence Bank and any of their other affiliates are subject to a formal written policy, as well as certain regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by Cadence Bancorp LLC with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by Cadence Bank and its affiliates to its executive officers and directors). We have adopted policies to comply with these regulatory requirements and restrictions.

In addition, prior to completion of the offering, our board of directors will adopt a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and the                      concerning related party transactions. Related party transactions are transactions in which we are or will be a participant, the amount involved exceeds or will exceed $120,000 and a related party has or will have a direct or indirect material interest. Related parties of the Company include directors (including or persons sharing the household with any of these persons (other than tenants and employees). Our chief compliance officer, in consultation with management and outside counsel, as appropriate, will review potential related party transactions to determine if they are subject to the policy. If so, the transaction will be referred to the Nominating and Corporate Governance Committee for approval. In determining whether to approve a related party transaction, the Committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party’s interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies. Upon completion of the offering, our Related Party Transactions Policy will be available on our website at www.cadencebank.com, as an annex to our Corporate Governance Guidelines.

SUPERVISION AND REGULATION

Banking is a complex, highly regulated industry. Consequently, our growth and earnings performance can be affected, not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. These authorities include, but are not limited to, the Federal Reserve, the OCC, the IRS and state taxing authorities. The effect of these statutes, regulations and policies and any changes to any of them can be significant and cannot be predicted.

The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. In furtherance of those goals, the U.S. Congress and the individual states have created numerous regulatory agencies and enacted numerous laws, such as the Dodd-Frank Act, that govern banks and the banking industry. The system of supervision and regulation applicable to the Company establishes a comprehensive framework for our operations and is intended primarily for the protection of the FDIC’s deposit insurance funds, our depositors and the public, rather than the stockholders and creditors.

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating in the United States. The federal banking agencies have issued a number of significant new regulations as a result of the Dodd-Frank Act and a number of additional regulations are pending or may be proposed. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which any of our businesses may be affected by any new regulation or statute.

The following is an attempt to summarize some of the relevant laws, rules and regulations governing banks and bank holding companies, but does not purport to be a complete summary of all applicable laws, rules and regulations governing banks. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.

Bank Holding Company Regulation

The Company is a financial holding company registered under the Bank Holding Company Act of 1956 (the “BHC Act”) and is subject to supervision and regulation by the Federal Reserve. Federal laws subject bank holding companies (including financial holding companies, such as the Company) to particular restrictions on the types of activities in which they may engage and to a range of supervisory requirements and activities, including regulatory enforcement actions, for violation of laws and policies.

Activities Closely Related to Banking

The BHC Act prohibits a bank holding company, with certain limited exceptions, from acquiring direct or indirect ownership or control of any voting shares of any company that is not a bank or from engaging in any activities other than those of banking, managing or controlling banks and certain other subsidiaries or furnishing services to or performing services for its subsidiaries. Bank holding companies also may engage in or acquire interests in companies that engage in a limited set of activities that are closely related to banking or managing or controlling banks. If a bank holding company has elected to become a financial holding company (an “FHC”), it may engage in a broader set of activities, including insurance underwriting and broker-dealer services, as well as activities that are jointly determined by the Federal Reserve and the Treasury Department to be financial in nature or incidental to such financial activity. FHCs may also engage in activities that are determined by the Federal Reserve to be complementary to financial activities. The Company has elected to be an FHC. To maintain FHC status, the bank holding company and all subsidiary depository institutions must be well managed and well capitalized. Additionally, all subsidiary depository institutions must have received at least a “Satisfactory” rating on its most recent CRA examination. Failure to meet these requirements may result in limitations on activities and acquisitions.

Safe and Sound Banking Practices

Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve may order a bank holding company to terminate an activity or control of a non-bank subsidiary if such activity or control constitutes a significant risk to the financial safety, soundness or stability of a subsidiary bank and is inconsistent with sound banking principles. Regulation Y also requires a holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company’s consolidated net worth.

Consistent with the Dodd-Frank Act codification of the Federal Reserve’s policy that bank holding companies must serve as a source of financial strength for their subsidiary banks, the Federal Reserve has stated that, as a matter of prudence, a bank holding company generally should not maintain a rate of distributions to stockholders unless its available net income has been sufficient to fully fund the distributions, and the prospective rate of earnings retention appears consistent with a bank holding company’s capital needs, asset quality and overall financial condition.

In addition, the Federal Reserve Supervisory Letter SR 09-4 provides guidance on the declaration and payment of dividends, capital redemptions and capital repurchases by a bank holding company. Supervisory Letter SR 09-4 provides that, as a general matter, a bank holding company should eliminate, defer or significantly reduce its dividends if: (i) the bank holding company’s net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) the bank holding company’s prospective rate of earnings retention is not consistent with the bank holding company’s capital needs and overall current and prospective financial condition, or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Failure to do so could result in a supervisory finding that the bank holding company is operating in an unsafe and unsound manner.

Limitations on the Bank paying dividends could, in turn, affect our ability to pay dividends to its stockholders. For more information concerning the Bank’s ability to pay dividends, see below.

The Federal Reserve has broad authority to prohibit activities of bank holding companies and their non-banking subsidiaries that represent unsafe and unsound banking practices or which constitute violations of laws or regulations. Notably, the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) provides that the Federal Reserve can assess civil money penalties for such practices or violations which can be as high as $1 million per day. FIRREA contains expansive provisions regarding the scope of individuals and entities against which such penalties may be assessed.

Annual Reporting and Examinations

The Company is required to file annual and quarterly reports with the Federal Reserve and such additional information as the Federal Reserve may require pursuant to the BHC Act. The Federal Reserve may examine a bank holding company or any of its subsidiaries and charge the company for the cost of such an examination.

New Rules on Regulatory Capital

New regulatory capital rules, adopted in July 2013, implement higher minimum capital requirements for bank holding companies and banks. The new rules include a new common equity Tier 1 capital requirement and establish criteria that instruments must meet to be considered common equity Tier 1 capital (“CET1”), additional Tier 1 capital or Tier 2 capital. These enhancements are expected to both improve the quality and increase the quantity of capital required to be held by banking organizations, better equipping the U.S. banking system to deal with adverse economic conditions. The revised capital rules require banks and bank holding companies to maintain a minimum common equity Tier 1 capital ratio of 4.5%, a total Tier 1 capital ratio of 6%, a total capital ratio of 8%, and a leverage ratio of 4%. Bank holding companies and banks are also required to hold a capital conservation buffer of common equity Tier 1 capital of 2.5% to avoid limitations on capital distributions and executive compensation payments. The new capital conservation buffer requirement is to be phased in beginning in January 2016 at 0.625% of risk-weighted assets and will increase by that amount each year until fully implemented in January 2019.

Under the revised rules, bank holding companies must maintain a total risk-based capital ratio of 10% and a total Tier 1 risk-based capital ratio of 6% to be considered “well capitalized” for purposes of certain rules and requirements.

The revised capital rules also require banks to maintain a CET1 capital ratio of 6.5%, a total Tier 1 capital ratio of 8%, a total capital ratio of 10%, and a leverage ratio of 5% to be deemed “well capitalized” for purposes of certain rules and prompt corrective action requirements.

The new capital rules attempt to improve the quality of capital by implementing changes to the definition of capital. Among the most important changes are stricter eligibility criteria for regulatory capital instruments that would disallow the inclusion of instruments, such as trust preferred securities, in Tier 1 capital going forward and new constraints on the inclusion of minority interests, mortgage-servicing assets, deferred tax assets and certain investments in the capital of unconsolidated financial institutions. In addition, the new rule requires that most regulatory capital deductions be made from common equity Tier 1 capital.

The new minimum capital requirements are effective for us on January 1, 2015, whereas the capital conservation buffer and the deductions from common equity Tier 1 capital phase in over time. Phase-in of the capital conservation buffer requirements will begin on January 1, 2016. Although these new capital ratios do not become effective until 2015 and 2016, the banking regulators will expect bank holding companies and banks to meet these requirements well ahead of that date.

The Federal Reserve may also set higher capital requirements for holding companies whose circumstances warrant it. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. At this time, the bank regulatory agencies are more inclined to impose higher capital requirements to meet well-capitalized standards, and future regulatory change could impose higher capital standards as a routine matter. The Company’s regulatory capital ratios and those of the Bank are in excess of the levels established for “well-capitalized” institutions under the new rules.

The new rules also set forth certain changes in the methods of calculating certain risk-weighted assets, which in turn will affect the calculation of risk based ratios. Under the new rules, higher or more sensitive risk weights would be assigned to various categories of assets, including certain credit facilities that finance the acquisition, development or construction of real property, certain exposures or credits that are 90 days past due or on non-accrual, foreign exposures and certain corporate exposures. In addition, the new rules include (i) alternative standards of credit worthiness consistent with the Dodd-Frank Act; (ii) greater recognition of collateral and guarantees; and (iii) revised capital treatment for derivatives and repo-style transactions.

In addition, the new rules include certain exemptions to address concerns about the regulatory burden on community banks. For example, banking organizations with less than $15 billion in consolidated assets as of December 31, 2009 are permitted to include in Tier 1 capital trust preferred securities and cumulative perpetual preferred stock issued and included in Tier 1 capital prior to May 19, 2010 on a permanent basis, without any phase out. Community banks may also elect on a one-time basis in their March 31, 2015 quarterly filings to opt-out of the requirement to include most accumulated other comprehensive income (“AOCI”) components in the calculation of CET1 capital and, in effect, retain the AOCI treatment under the current capital rules. Under the new rules, we may make a one-time, permanent election to continue to exclude accumulated other comprehensive income from capital. If we do not make this election, unrealized gains and losses would be included in the calculation of its regulatory capital.

Imposition of Liability for Undercapitalized Subsidiaries

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) required each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of non-traditional activities, as well as reflect the actual performance and expected risk of loss on multi-family mortgages.

As discussed above, in accordance with the law, each federal banking agency has specified, by regulation, the levels at which an insured institution would be considered well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. As of June 30, 2014, the Bank exceeded the capital levels required to be deemed well capitalized.

Additionally, FDICIA requires bank regulators to take prompt corrective action to resolve problems associated with insured depository institutions. In the event an institution becomes undercapitalized, it must submit a capital restoration plan.

Under these prompt corrective action provisions of FDICIA, if a controlled bank is undercapitalized, then the regulators could require the bank to submit a capital restoration plan. If an institution becomes significantly undercapitalized or critically undercapitalized, additional and significant limitations are placed on the institution. The capital restoration plan of an undercapitalized institution will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan until it becomes adequately capitalized. The Company has control of the bank for the purpose of this statute.

Further, by statute and regulation, a bank holding company must serve as a source of financial and managerial strength to each bank that it controls and, under appropriate circumstances, may be required to commit resources to support each such controlled bank. This support may be required at times when the bank holding company may not have the resources to provide the support. In addition, if the Federal Reserve believes that a bank holding company’s activities, assets or affiliates represent a significant risk to the financial safety, soundness or stability of a controlled bank, then the Federal Reserve could require the bank holding company to terminate the activities, liquidate the assets or divest the affiliates. The regulators may require these and other actions in support of controlled banks even if such actions are not in the best interests of the bank holding company or its stockholders.

Acquisitions by Bank Holding Companies

The BHC Act and accompanying regulations require every bank holding company to obtain the prior approval of the Federal Reserve before it may acquire all or substantially all of the assets of any bank or ownership or control of any voting shares of any bank if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve is required to consider the financial and managerial resources and future prospects of the bank holding company and banks concerned, the convenience and needs of the communities to be served, the effect on competition as well as the financial stability of the United States. The Attorney General of the United States may, within 30 days after approval of an acquisition by the Federal Reserve, bring an action challenging such acquisition under the federal antitrust laws, in which case the effectiveness of such approval is stayed pending a final ruling by the courts. Under certain circumstances, the 30-day period may be shortened to 15 days.

Control Acquisitions

The Change in Bank Control Act (“CBCA”) prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the Company.

In addition, the CBCA prohibits any entity from acquiring 25% (the BHC Act has a lower limit for acquirors that are existing bank holding companies) or more of a bank holding company’s or bank’s voting securities, or otherwise obtaining control or a controlling influence over a bank holding company or bank without the approval of the appropriate federal banking agency for the institution, which, in the case of the Company, is the Federal Reserve and, in the case of the Bank, is the OCC. On September 22, 2008, the Federal Reserve Board issued a policy statement on equity investments in bank holding companies and banks, which states that the Federal Reserve generally will not consider an entity’s investment to be “controlling” if the entity owns or controls less than 25% of the voting shares and total equity of the bank holding company or bank and has limited business relationships, director representation or other indicia of control. Any acquisition by a “company” of control of the Company also will require approval of the Federal Reserve under the BHC Act, and registration by such company as a bank holding company.

Interstate Acquisitions

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Riegle-Neal Act”), a bank holding company may acquire banks in states other than its home state, subject to any state requirement that the bank has been organized and operating for a minimum period of time, not to exceed five years, and the requirement that the bank holding company not control, prior to or following the proposed acquisition, more than 10% of the total amount of deposits of insured depository institutions nationwide or, unless the acquisition is the bank holding company’s initial entry into the state, more than 30% of such deposits in the state (or such lesser or greater amount set by the state). The Riegle-Neal Act also authorizes banks to merge across state lines, thereby creating interstate branches. The Dodd-Frank Act permits a national or state bank, with the approval of its regulator, to open a branch in any state if the law of the state in which the branch is located would permit the establishment of the branch if the bank were a bank chartered in that state. National banks may provide trust services in any state to the same extent as a trust company chartered by that state.

Anti-tying Restrictions

Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

Bank Regulation

Cadence Bancorp

Cadence Bank is a national bank, which is subject to regulation and supervision primarily by the OCC and secondarily by the Federal Reserve and the FDIC. Cadence Bank is subject to requirements and restrictions under federal law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Bank.

The OCC regularly examines the Bank and records of the Bank. The FDIC may also periodically examine and evaluate insured banks.

Standards for Safety and Soundness

As part of FDICIA’s efforts to promote the safety and soundness of depository institutions and their holding companies, the federal banking regulators are required to have in place regulations specifying operational and management standards (addressing internal controls, loan documentation, credit underwriting and interest rate risk), asset quality and earnings. As discussed above, the Federal Reserve, the OCC, and the FDIC have extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution that it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties of up to $1 million per day, issue cease-and-desist or removal orders, seek injunctions and publicly disclose such actions.

The OCC also has restrictions on the payment of dividends by national banks. Cadence Bank may not, without the prior approval of the OCC, declare a dividend if the total amount of dividends declared by it in the current year, including the proposed dividend, exceeds certain levels of net and retained income. In addition, under the National Bank Act, Cadence Bank may not declare a dividend in excess of its “undivided profits”. See below for additional discussion regarding the Bank’s ability to pay dividends.

The present and future dividend policy of Cadence Bank is subject to the discretion of its board of directors. In determining whether to pay dividends to the Company and, if made, the amount of the dividends, the board of directors of Cadence Bank considers many of the same factors discussed above. Cadence Bank cannot guarantee that it will have the financial ability to pay dividends to the Company, or if dividends are paid, that they will be sufficient for Cadence to make distributions to stockholders. Cadence Bank is not obligated to pay dividends.

Restrictions on Transactions with Affiliates

Section 23A of the Federal Reserve Act imposes quantitative and qualitative limits on transactions between a bank and any affiliate and requires certain levels of collateral for extensions of credit to affiliates and certain other transactions involving affiliates. It also limits the amount of advances to third parties that are collateralized by the securities or obligations of the Company.

Section 23B requires that certain transactions between the Bank and its affiliates must be on terms substantially the same, or at least as favorable, as those prevailing at the time for comparable transactions with or involving other nonaffiliated companies. In the absence of such comparable transactions, any transaction between the banks and their affiliates must be on terms and under circumstances, including credit standards, which in good faith would be offered to or would apply to nonaffiliated companies.

Capital Adequacy

In addition to the capital rules applicable to both banks and bank holding companies discussed above, under the prompt corrective action regulations, the federal bank regulators are required and authorized to take supervisory actions against undercapitalized banks. For this purpose, a bank is placed in one of five categories based on the bank’s capital (as of the new capital rules discussed above): well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. The revised capital rules adopted in July 2013 change the quantitative requirements for certain of the categories beginning January 1, 2015 by, among other things, introducing common equity Tier 1 ratio requirements and increasing the Tier 1 capital ratio requirements. Beginning January 1, 2015, the quantitative requirements for the categories are:

•	well-capitalized (at least 5% leverage capital, 6.5% common equity Tier 1 risk-based capital, 8% Tier 1 risk-based capital and 10% total risk-based capital);

•	adequately capitalized (at least 4% leverage capital, 4.5% common equity Tier 1 risk-based capital, 6% Tier 1 risk-based capital and 8% total risk-based capital);

•	undercapitalized (less than 4% leverage capital, 4.5% common equity Tier 1 risk-based capital, 6% Tier 1 risk-based capital and 8% total risk-based capital);

•	significantly undercapitalized (less than 3% leverage capital, 3% common equity Tier 1 risk-based capital, 4% Tier 1 risk-based capital and 6% total risk-based capital); and

•	critically undercapitalized (less than 2% tangible capital).

Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, banking regulators must appoint a receiver or conservator for an institution that is “critically undercapitalized.” The federal banking agencies have specified by regulation the relevant capital level for each category. An institution that is categorized as “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized” is required to submit an acceptable capital restoration plan to its appropriate federal banking agency, which, for the Bank, is the OCC.

In connection with the acquisition of assets and assumption of deposits and certain other liabilities of Superior Bank, the Company agreed to be bound by the FDIC’s Final Statement of Policy on Qualifications for Failed Bank Acquisitions (the “Policy Statement”). Among other requirements, under the Policy Statement the Bank must maintain a ratio of Tier 1 common equity to total assets of at least 10% for a period of three years following the Superior Bank transaction, and thereafter maintain a capital level sufficient to be “well capitalized” under the prompt corrective action framework described above. The Bank is currently subject to the “well-capitalized” requirement but is no longer subject to the 10% Tier 1 common equity ratio requirement.

Failure to meet capital guidelines could subject the Bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and other restrictions on our business.

OCC Operating Agreement

The Bank is subject to specific additional requirements pursuant to the OCC Operating Agreement. The OCC Operating Agreement imposes certain restrictions on payment of dividends by the Bank to the Company, including by requiring prior non-objection from the OCC before any distribution is made. However, on February 13, 2014, the Bank received a letter from the OCC authorizing the Bank to pay dividends up to an aggregate amount of $17.5 million during 2014 and 2015 to cover certain third-party structuring advisory fees, debt service requirements of the Company and holding company expenses, subject to the minimum capital ratios set forth in the OCC Operating Agreement.

The OCC Operating Agreement also requires that the Bank maintain total capital at least equal to 12% of risk-weighted assets, Tier 1 capital at least equal to 11% of risk-weighted assets and Tier 1 capital at least equal to 10% of adjusted total assets.

The OCC Operating Agreement requires, among other things, that the Bank provide notice to the OCC with respect to any potential acquisition transactions in which the Bank would assume liabilities or acquire assets (a) from the FDIC as a receiver of a failed institution, (b) as part of a transaction in which the FDIC provides assistance, (c) as part of a transaction pursuant to the Bank Merger Act (the “BMA”), involving the probable failure of one or more depository institutions, (d) as part of a transaction pursuant to the 10-day/five-day emergency provisions of the BMA, or (e) in any other manner. Under the OCC Operating Agreement, the Bank must obtain the non-objection of the OCC prior to submitting a bid to the FDIC, entering into a definitive agreement or submitting applications in respect of any such transactions.

Deposit Insurance

The FDIC insures the deposits of federally insured banks up to prescribed statutory limits for each depositor, through the DIF and safeguards the safety and soundness of the banking and thrift industries. The Dodd-Frank Act permanently raised the standard maximum deposit insurance amount to $250,000. The amount of FDIC assessments paid by each insured depository institution is based on its relative risk of default as measured by regulatory capital ratios and other supervisory factors.

In connection with the Dodd-Frank Act’s requirement that insurance assessments be based on assets, the FDIC has redefined its deposit insurance premium assessment base to be an institution’s average consolidated total assets minus average tangible equity, and revised its deposit insurance assessment rate schedule in light of this change to the assessment base. The revised rate schedule and other revisions to the assessment rules became effective April 1, 2011.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. At least semi-annually, the FDIC will update its loss and income projections for the DIF and, if needed, will increase or decrease assessment rates, following notice-and-comment rulemaking, if required. If there are additional bank or financial institution failures or if the FDIC otherwise determines to increase assessment rates, the Bank may be required to pay higher FDIC insurance premiums. Any future increases in FDIC insurance premiums may have a material and adverse effect on our earnings.

In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation (“FICO”), an agency of the federal government established to recapitalize the predecessor to the DIF. These assessments, which are included in Deposit Insurance Premiums on the Consolidated Statements of Income, will continue until the FICO bonds mature between 2017 and 2019.

Consumer Financial Protection Bureau

The Dodd-Frank Act created CFPB, which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Practices Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Depository institutions with less than $10 billion in assets, such as our subsidiary depository institutions, are subject to rules promulgated by the CFPB, which may increase their compliance risk and the costs associated with their compliance efforts, but the banks will continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products.

The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower’s ability to repay. In addition, the Dodd-Frank Act allows borrowers to raise certain defenses to foreclosure if they receive any loan other than a “qualified mortgage” as defined by the CFPB. The CFPB has opened inquiries into whether additional rulemaking would be appropriate for overdraft protection programs.

The CFPB has issued a number of regulations related to the origination of mortgages, foreclosures, and overdrafts as well as many other consumer issues. Additionally, the CFPB has proposed, or will be proposing, additional regulations on issues that directly relate to our business. Although it is difficult to predict at this time the extent to which the CFPB’s final rules impact the operations and financial condition of the banks, such rules may have a material impact on the banks’ compliance costs, compliance risk and fee income.

Privacy

Under the Right to Financial Privacy Act of 1978, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market the institutions’ own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers.

PATRIOT Act, International Money Laundering Abatement and Financial Anti-Terrorism Act and Bank Secrecy Act

A major focus of governmental policy on financial institutions has been aimed at combating money laundering and terrorist financing. The PATRIOT Act and the International Money Laundering and Financial Anti-Terrorism Act of 2001 substantially broadened the scope of U.S. anti-money-laundering laws and penalties, specifically related to the Bank Secrecy Act, and expanded the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued a number of implementing regulations which apply various requirements of the PATRIOT Act to financial institutions such as Cadence Bank. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers.

Failure of a financial institution and its holding company to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with relevant laws and regulations, could have serious legal, reputational and financial consequences for the institution. Because of the significance of regulatory emphasis on these requirements, Cadence Bank will continue to expend significant staffing, technology and financial resources to maintain programs designed to ensure compliance with applicable laws and regulations and an effective audit function for testing of the banks’ compliance with the Bank Secrecy Act on an ongoing basis.

Community Reinvestment Act

The CRA requires that, in connection with examinations of financial institutions within its jurisdiction, the FDIC and the state banking regulators, as applicable, evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on us. Additionally, we must publicly disclose the terms of various CRA-related agreements.

Other Regulations

Interest and other charges that the Bank collects or contracts for are subject to state usury laws and federal laws concerning interest rates. The Bank’s loan operations also are subject to federal laws applicable to credit transactions, such as:

•	the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	the Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	the Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

•	the Fair Debt Collection Practices Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	the rules and regulations of the various governmental agencies charged with the responsibility of implementing these federal laws.

In addition, the Bank’s deposit operations are subject to the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Concentrated Commercial Real Estate Lending Regulations

The Federal Reserve and other federal banking regulatory agencies promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and non-farm residential properties and loans for construction, land development and other land represent 300% or more of total capital and the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and increasing capital requirements.

All of the above laws and regulations add significantly to the cost of operating the Company and the Bank and thus have a negative impact on profitability. We would also note that there has been a tremendous expansion experienced in recent years by certain financial service providers that are not subject to the same rules and regulations as the Company and the Bank. These institutions, because they are not so highly regulated, have a competitive advantage over us and the Bank and may continue to draw large amounts of funds away from traditional banking institutions, with a continuing adverse effect on the banking industry in general.

Effect of Governmental Monetary Policies

The commercial banking business is affected not only by general economic conditions but also by both U.S. fiscal policy and the monetary policies of the Federal Reserve. Some of the instruments of fiscal and monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the “discount window,” open market operations, the imposition of and changes in reserve requirements against member banks’ deposits and assets of foreign branches, the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates, and the placing of limits on interest rates that member banks may pay on time and savings deposits. Such policies influence to a significant extent the overall growth of bank loans, investments, and deposits and the interest rates charged on loans or paid on time and savings deposits. We cannot predict the nature of future fiscal and monetary policies and the effect of such policies on the future business and our earnings.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income tax considerations with respect to the ownership and disposition of our common stock applicable to non-U.S. holders who acquire such shares in this offering. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, a partnership or any of the following:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our common stock should consult their tax advisors.

This discussion assumes that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, holders who hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction, and holders who own or have owned (directly, indirectly or constructively) five percent or more of our common stock (by vote or value)). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON

STOCK. WE RECOMMEND THAT PROSPECTIVE HOLDERS OF OUR COMMON STOCK CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty), unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such shares.

Dividends effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a U.S. permanent establishment) of a non-U.S. holder generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits,” subject to certain adjustments.

Gain on Sale or Other Disposition of our Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income or, subject to the discussion below under the heading “Information Reporting and Backup Withholding,” withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•	we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period and certain other conditions are satisfied.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax (currently, at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Dividends paid to a non-U.S. holder generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no knowledge or reason to know to the contrary). Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

Under legislation enacted in 2010 and administrative guidance, a U.S. federal withholding tax of 30% generally will be imposed on certain payments made to a “foreign financial institution” (as specifically defined under these rules) unless such institution enters into an agreement with the U.S. tax authorities to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Under the legislation and administrative guidance, a U.S. federal withholding tax of 30% generally also will be imposed on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying its direct and indirect U.S. owners. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. These withholding taxes would be imposed on dividends paid with respect to our common stock to, and on gross proceeds from sales or other dispositions of our common stock after December 31, 2016 by, foreign financial institutions or non-financial entities (including in their capacity as agents or custodians for beneficial owners of our common stock) that fail to satisfy the above requirements. Prospective non-U.S. holders should consult with their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. are the representatives of the underwriters.

Underwriter	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                 shares from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives and except (1) pursuant to employee stock option plans described in this prospectus and (2) in connection with business combinations (provided that the aggregate number of shares issued in any such business combination or combinations during such 180-day period does not exceed [20]% of the outstanding shares of our common stock as of the closing of this offering, though we are permitted to enter into any agreement to issue a number of shares of our common stock in excess of such threshold during such 180-day period). This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our Class A common stock on the                  under the symbol “             .”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the applicable stock exchange, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        .

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act (“FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not apply to the issuer if the issuer was not an authorized person; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

VALIDITY OF CLASS A COMMON STOCK

The validity of the securities offered in this offering and other certain legal matters in connection with this offering will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York. The validity of the securities offered hereby will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Cadence Financial Corporation and subsidiaries as of and for the years ended December 31, 2013 and 2012 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of Encore Bancshares Inc. at December 31, 2011 and 2010 appearing in this Prospectus and Registration Statement have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of a Registration Statement on Form S-1 filed with the SEC, does not contain all of the information set forth in the Registration Statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete Registration Statement, including its exhibits and schedules, for further information about us and the shares of Class A common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the Registration Statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the

Registration Statement, including the exhibits and schedules to the Registration Statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our filings with the SEC, including the Registration Statement, are also available to you for free on the SEC’s Internet website at www.sec.gov.

Upon completion of the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our stockholders our annual reports containing our audited consolidated financial statements certified by an independent public accounting firm.

We also maintain an Internet website at www.cadencebank.com. Information on or accessible through our website is not part of this prospectus.

CADENCE FINANCIAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2014	December 31, 2013
	(Amounts in thousands, except share data)
ASSETS
Cash and due from banks	$61,385	$55,162
Interest-bearing deposits with banks	440,425	227,518
Federal funds sold	2,225	7,051

Total cash and cash equivalents	504,035	289,731
Securities available-for-sale	444,934	478,690
Securities held-to-maturity (estimated fair value of $848 and $858 at June 30, 2014 and December 31, 2013, respectively)	780	780
Other securities—FRB and FHLB stock	33,935	34,989

Total securities	479,649	514,459
Tax liens	2,340	2,515
Mortgage loans held for sale	13,491	7,201
Loans	5,342,521	4,859,240
Less: allowance for credit losses	(46,725)	(44,269)

Net loans	5,295,796	4,814,971
Interest receivable	38,784	38,074
Premises and equipment, net	86,649	87,055
Other real estate	57,385	57,837
Cash surrender value of life insurance	99,041	97,710
Net deferred tax asset	65,781	76,194
Indemnification asset—FDIC	2,613	4,275
Goodwill	317,817	317,817
Other intangible assets, net	34,893	40,160
Other assets	53,051	105,044

Total Assets	$7,051,325	$6,453,043

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Noninterest-bearing deposits	$1,160,274	$1,231,179
Interest-bearing deposits	4,523,841	4,115,658

Total deposits	5,684,115	5,346,837
Interest payable	2,120	1,358
Securities sold under agreements to repurchase	10,148	11,634
Senior debt	185,000	—
Subordinated debt	60,000	—
Junior subordinated debentures	34,433	34,025
Other liabilities	50,812	55,683

Total liabilities	6,026,628	5,449,537

Shareholders’ Equity:
Preferred Stock	31,189	30,641
Common Stock $0.01 par value, 1,000 shares issued and outstanding at June 30, 2014 and December 31, 2013	—	—
Additional paid-in capital	878,163	877,655
Retained earnings	106,247	90,394
Accumulated other comprehensive income (“OCI”)	9,098	4,816

Total shareholders’ equity	1,024,697	1,003,506

Total liabilities and shareholders’ equity	$7,051,325	$6,453,043

See accompanying notes to the unaudited condensed consolidated financial statements.

CADENCE FINANCIAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(UNAUDITED)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2014	2013	2014	2013
	(Amounts in thousands, except per share data)
INTEREST INCOME
Interest and fees on loans	$68,620	$64,175	$132,890	$129,244
Interest and dividends on securities:
Taxable	2,932	3,420	6,028	6,620
Tax-exempt	81	114	163	228
Other interest income	197	142	344	278

Total interest income	71,830	67,851	139,425	136,370

INTEREST EXPENSE
Interest on time deposits of $100,000 or greater	1,405	1,127	2,747	2,280
Interest on other deposits	3,535	2,711	6,841	5,231
Interest on borrowed funds	2,868	605	3,661	1,257

Total interest expense	7,808	4,443	13,249	8,768

Net interest income	64,022	63,408	126,176	127,602
Provision for credit losses	1,165	8,027	6,340	15,774

Net interest income after provision for loan losses	62,857	55,381	119,836	111,828

NONINTEREST INCOME
Service charges on deposit accounts	2,782	2,640	5,641	5,258
Other service fees	888	911	2,296	2,115
Trust services revenue	3,376	3,115	6,784	6,218
Mortgage banking revenue	1,068	1,868	2,001	4,189
Investment advisory revenue	4,436	3,488	8,791	7,071
Gains on other real estate, net	262	(786)	1,350	464
Securities (losses) gains, net	(3)	197	(20)	201
Accretion of FDIC indemnification asset	(781)	(1,243)	(1,663)	(2,592)
Other income	5,416	4,358	9,764	8,850

Total noninterest income	17,444	14,548	34,944	31,774

NONINTEREST EXPENSE
Salaries and employee benefits	33,848	32,163	67,996	64,254
Premises and equipment	8,146	9,036	16,490	17,872
Intangible asset amortization	2,608	3,078	5,268	6,208
Other expense	17,128	17,440	31,054	35,385

Total noninterest expense	61,730	61,717	120,808	123,719

Income before income taxes	18,571	8,212	33,972	19,883
Income tax expense	6,858	—	12,419	—

Net income	11,713	8,212	21,553	19,883
Less:
Preferred stock dividend	576	408	1,152	490
Preferred stock discount accretion	274	357	548	715

Net income attributable to common shareholder	$10,863	$7,447	$19,853	$18,678

Net income per common share, basic and diluted	$10,863	$7,447	$19,853	$18,678
Weighted average common shares outstanding, basic and diluted	1	1	1	1

See accompanying notes to condensed consolidated financial statements.

CADENCE FINANCIAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(UNAUDITED)

	For the Three Months Ended June 30,
	2014			2013
	Before tax amount	Tax Benefit (Expense)	Net of Tax Amount	Before tax amount	Tax Benefit (Expense)	Net of Tax Amount
	(Amounts in thousands)
Net income	$18,571	$(6,858)	$11,713	$8,212	$—	$8,212
Net unrealized gains (losses) on securities available-for-sale:
Net unrealized (losses) gains arising during the period	3,566	(1,314)	2,252	(10,937)	—	(10,937)
Reclassification adjustments for (losses) gains realized in net income	(3)	2	(1)	197	—	197

Other comprehensive income (loss)	3,563	(1,312)	2,251	(10,740)	—	(10,740)

Less:
Preferred stock dividend	576	—	576	408	—	408
Preferred stock discount accretion	274	—	274	357	—	357

Comprehensive income (loss) attributable to common shareholder	$21,284	$(8,170)	$13,114	$(3,293)	$—	$(3,293)

	For the Six Months Ended June 30,
	2014			2013
	Before tax amount	Tax Benefit (Expense)	Net of Tax Amount	Before tax amount	Tax Benefit (Expense)	Net of Tax Amount
	(Amounts in thousands)
Net income	$33,972	$(12,419)	$21,553	$19,883	$—	$19,883
Net unrealized gains (losses) on securities available-for-sale:
Net unrealized (losses) gains arising during the period	6,709	(2,415)	4,294	(12,133)	—	(12,133)
Reclassification adjustments for (losses) gains realized in net income	(20)	8	(12)	201	—	201

Other comprehensive income (loss)	6,689	(2,407)	4,282	(11,932)	—	(11,932)

Less:
Preferred stock dividend	1,152	—	1,152	490	—	490
Preferred stock discount accretion	548	—	548	715	—	715

Comprehensive income (loss) attributable to common shareholder	$38,961	$(14,826)	$24,135	$6,746	$—	$6,746

CADENCE FINANCIAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2014

(UNAUDITED)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated OCI	Total Shareholders’ Equity
	(Amounts in thousands)
Balance, December 31, 2013	$30,641	$—	$877,655	$90,394	$4,816	$1,003,506
Class C stock based compensation cost	—	—	508	—	—	508
Preferred stock dividends	—	—	—	(1,152)	—	(1,152)
Preferred stock discount accretion	548	—	—	(548)	—	—
Dividend to Parent	—	—	—	(4,000)	—	(4,000)
Net income	—	—	—	21,553	—	21,553
Other comprehensive income	—	—	—	—	4,282	4,282

Balance, June 30, 2014	$31,189	$—	$878,163	$106,247	$9,098	$1,024,697

See accompanying notes to the unaudited condensed consolidated financial statements.

CADENCE FINANCIAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(UNAUDITED)

	2014	2013
	(Amounts in thousands)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$31,672	$48,231

CASH FLOWS FROM INVESTING ACTIVITIES
Redemptions of tax lien certificates	175	466
Purchase of securities available-for-sale	(325)	(112,401)
Proceeds from (purchases of) other securities, net	1,054	(467)
Proceeds from sales of securities available-for-sale	72,932	34,731
Proceeds from maturities and calls of securities available-for-sale	20,418	83,409
Increase in loans, net	(507,075)	(249,919)
Purchase of premises and equipment	(4,623)	(7,874)
Proceeds from disposition of foreclosed property	20,340	37,417

Net cash used in investing activities	(397,104)	(214,638)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in deposits	338,514	250,193
Net change in securities sold under agreements to repurchase	(1,486)	(11,498)
Net change in short-term FHLB borrowings	—	(80,000)
Advances of other borrowings, net of debt issuance costs	73,860	—
Repayments of other borrowings	(75,000)	—
Issuance of senior debt and subordinated debt	245,000	—
Dividends paid to noncontrolling interest	(1,152)	(490)

Net cash provided by financing activities	579,736	158,205
Net increase (decrease) in cash and cash equivalents	214,304	(8,202)
Cash and cash equivalents at beginning of period	289,731	390,376

Cash and cash equivalents at end of period	$504,035	$382,174

See accompanying notes to the unaudited condensed consolidated financial statements.

CADENCE FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Cadence Financial Corporation (the “Company” or “CFC”) is a wholly owned subsidiary of Cadence Bancorp, LLC. (“CBC”) and is a bank holding company whose primary asset is its investment in its subsidiary bank, Cadence Bank, N.A. (“the Bank”). The Company, a Mississippi corporation, was acquired by CBC on March 4, 2011. CBC was formed on November 18, 2009 and commenced operations on March 12, 2010.

Note 1—Summary of Accounting Policies

Basis of Presentation and Consolidation

The accompanying unaudited condensed consolidated financial statements for the Company have been prepared in accordance with instructions to the SEC Form 10-Q and Article 10 of Regulation S-X; therefore, they do not include all information and footnotes necessary for a fair presentation of financial position, results of operations, comprehensive income, and cash flows in conformity with GAAP. All adjustments consisting of normally recurring accruals that, in the opinion of management, are necessary for a fair presentation of the consolidated financial position and results of operations for the periods covered by this report have been included. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes as of and for the year ended December 31, 2013 and 2012. There have been no significant changes to the accounting policies as disclosed in the Company’s consolidated financial statements as of and for the year ended December 31, 2013 and 2012.

The Company and its subsidiaries follow accounting principles generally accepted in the United States of America, including, where applicable, general practices within the banking industry. The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Management has evaluated subsequent events for potential recognition or disclosure in the unaudited condensed consolidated financial statements through the date of the issuance of these unaudited condensed consolidated financial statements. No subsequent events were identified that would have required a change to the unaudited condensed consolidated financial statements or disclosure in the notes to the unaudited condensed consolidated financial statements, other than as disclosed in Note 16, Subsequent Events.

Recent and Pending Accounting Pronouncements

Effective January 1, 2014, the Company adopted the provisions of Accounting Standards Update (ASU) 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This ASU provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Income tax accounting guidance did not explicitly address how to present unrecognized tax benefits when a company also has net operating losses or tax credit carryforwards. Previously, most companies presented these unrecognized benefits as a liability (i.e., gross presentation), but some presented the liability as a reduction of their net operating losses or tax credit carryforwards (i.e., net presentation). To address this diversity in practice, the FASB issued ASU 2013-11, requiring unrecognized tax benefits to be offset against a deferred tax asset for a net operating loss carryforward, similar tax loss, or tax credit carryforward except when either (1) a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position, or (2) the entity does not intend to use the deferred tax asset for this purpose (provided that the tax law permits a choice). If either of these conditions exists, an entity should present an unrecognized tax benefit in the financial statements as a liability and should not net the unrecognized tax benefit with a deferred tax asset. The Company adopted the provisions of ASU 2013-11 effective January 1, 2014. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

Note 2—Securities

A summary of amortized cost and estimated fair value of securities available-for-sale and securities held-to-maturity at June 30, 2014 and December 31, 2013 is as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
June 30, 2014
Securities available-for-sale:
Obligations of U.S. government agencies	$31,598	$1,217	$—	$32,815
Mortgage-backed securities (MBS)
U.S. Agency MBS—Residential pass-through:
Guaranteed by GNMA	109,449	4,006	246	113,209
Issued by FNMA and FHLMC	144,168	4,515	601	148,082
U.S. Agency MBS—collateral mortgage obligations	128,107	2,524	1,596	129,035

Total MBS	381,724	11,045	2,443	390,326
Obligations of states and municipal subdivisions	15,225	1,259	—	16,484
Other securities	5,282	112	85	5,309

	$433,829	$13,633	$2,528	$444,934

Securities held-to-maturity:
Obligations of states and municipal subdivisions	$780	$68	$—	$848

December 31, 2013
Securities available-for-sale:
Obligations of U.S. government agencies	$33,404	$918	$—	$34,322
Mortgage-backed securities (MBS)
U.S. Agency MBS—Residential pass-through:
Guaranteed by GNMA	118,286	2,049	767	119,568
Issued by FNMA and FHLMC	164,073	3,364	2,019	165,418
U.S. Agency MBS—collateral mortgage obligations	138,264	2,335	2,207	138,392

Total MBS	420,623	7,748	4,993	423,378
Obligations of states and municipal subdivisions	15,232	867	—	16,099
Other securities	4,956	59	124	4,891

	$474,215	$9,592	$5,117	$478,690

Securities held-to-maturity:
Obligations of states and municipal subdivisions	$780	$78	$—	$858

Securities available-for-sale:

The scheduled maturities of securities available-for-sale and securities held-to-maturity at June 30, 2014 were as follows:

	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)
Due in one year or less	$75	$75	$—	$—
Due after one year through five years	5,847	6,181	—	—
Due after five years through ten years	17,414	18,124	780	848
Due after ten years	23,487	24,920	—	—
Mortgage-backed securities and other securities	387,006	395,634	—	—

	$433,829	$444,934	$780	$848

Proceeds from sales, gross gains, and gross losses on sales of securities available for sale for the three and six months ended June 30, 2014 and 2013 are presented below. There were no other-than-temporary impairment charges thousand included in gross realized losses for the three or six months ended June 30, 2014. The specific identification method is used to reclassify gains and losses out of other comprehensive income at the time of sale.

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
	(In thousands)

Proceeds from the sale of securities available-for-sale	$17	$34,716	$72,932	$34,731
Gross realized gains	—	197	1	201
Gross realized losses	3	—	21	—

Realized losses on sale of securities available-for-sale, net	$(3)	$197	$(20)	$201

Securities with a carrying value of $350.1 million and $317.1 million at June 30, 2014 and December 31, 2013, respectively, were pledged to secure public and trust deposits, FHLB borrowings, repurchase agreements and for other purposes as required or permitted by law.

The details concerning securities classified as available-for-sale with unrealized losses as of June 30, 2014 and December 31, 2013, was as follows:

	Unrealized loss analysis
	Losses < 12 Months		Losses > 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
	(In thousands)
June 30, 2014
Mortgage-backed securities	$406	$1	$73,567	$2,442
Other securities	2,080	85	—	—

	$2,486	$86	$73,567	$2,442

December 31, 2013
Mortgage-backed securities	$142,589	$4,991	$32	$2
Other securities	2,041	124	—	—

	$144,630	$5,115	$32	$2

	Unrealized loss analysis
	Losses < 12 Months		Losses > 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
	(In thousands)
December 31, 2012
Mortgage-backed securities	$43	$3	$—	$—
Mutual funds	286	17	—	—
Other securities	2,167	13	—	—

	$2,496	$33	$—	$—

There were no securities classified as held-to-maturity with unrealized losses as of June 30, 2014 or December 31, 2013.

As of June 30, 2014 and December 31, 2013, approximately 17.1% and 3.4%, respectively of the fair value of securities in the investment portfolio reflected an unrealized loss. As of June 30, 2014, there were two securities that had been in a loss position for more than twelve months, and eighteen securities that had been in a loss position for less than 12 months. None of the unrealized losses relate to the marketability of the securities or the issuer’s ability to honor redemption of the obligations. The Company has adequate liquidity and, therefore, does not plan to sell and, more likely than not, will not be required to sell these securities before recovery of the indicated impairment. Accordingly, the unrealized losses on these securities have been determined to be temporary.

FHLB and FRB Stock

The Company, through its banking subsidiary, has stock in the Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) stock totaling $33.9 million and $35.0 million (its par value) as of June 30, 2014 and December 31, 2013, respectively, which is presented separately on the consolidated balance sheets. These investments do not have readily determinable fair values and no quoted market prices, as ownership is restricted to member institutions and all transactions take place at par value with the FHLB or FRB as the only purchaser. Therefore, the Company accounts for these investments as long-term assets and carries them at cost. Management’s determination as to whether this investment is impaired is based on management’s assessment of the ultimate recoverability of its par value (cost) rather than recognizing temporary declines in its fair value.

Note 3—Loans and Allowance for Credit Losses

The following table presents total loans outstanding by portfolio segment and class of financing receivable as of June 30, 2014 and December 31, 2013. Outstanding balances also include Acquired Noncredit Impaired (ANCI) loans, originated loans and Acquired Credit Impaired (ACI) loans net of any remaining purchase accounting adjustments and all acquired loans covered under a loss sharing agreement with the FDIC. Information about ACI loans is presented separately in the “Acquired Credit Impaired Loans” section of this Note.

	As of June 30, 2014
	ACI	ANCI	Originated	Total
	(in thousands)
Commercial Real Estate
Construction and land development	$26,180	$7,465	$96,187	$129,832
Other income producing	254,308	62,651	374,214	691,173

Total commercial real estate	280,488	70,116	470,401	821,005

	As of June 30, 2014
	ACI	ANCI	Originated	Total
	(in thousands)
Commercial and Industrial
Energy sector	—	44	911,683	911,727
Restaurant industry	2,983	1,262	470,940	475,185
Healthcare	15,695	13,315	312,829	341,839
Services	2,276	31,016	631,459	664,751
Other(1)	104,453	68,752	668,059	841,264

Total commercial and industrial	125,407	114,389	2,994,970	3,234,766

Consumer
Residential real estate	332,093	309,264	458,052	1,099,409
Other	5,861	11,911	105,288	123,060

Total consumer	337,954	321,175	563,340	1,222,469

Small Business Lending	—	11,116	76,128	87,244

Total
(Gross of Unearned Discount and Fees)	743,849	516,796	4,104,839	5,365,484

Unearned Discount and Fees	—	(8,277)	(14,686)	(22,963)

Total
(Net of Unearned Discount and Fees)	$743,849	$508,519	$4,090,153	$5,342,521

Covered by FDIC
Loss Sharing Agreements(2)	$341,375	$60,388	$—	$401,763

	As of December 31, 2013
	ACI	ANCI	Originated	Total
	(in thousands)
Commercial Real Estate
Construction and land development	$33,376	$7,433	$68,302	$109,111
Other income producing	315,723	87,149	226,978	629,850

Total commercial real estate	349,099	94,582	295,280	738,961

Commercial and Industrial
Energy sector	—	323	794,227	794,550
Restaurant industry	2,609	2,426	395,946	400,981
Healthcare	18,084	14,260	249,061	281,405
Services	2,488	38,776	570,967	612,231
Other(1)	118,285	83,855	612,138	814,278

Total commercial and industrial	141,466	139,640	2,622,339	2,903,445

Consumer
Residential real estate	379,965	343,370	369,065	1,092,400
Other	7,526	10,985	76,414	94,925

Total consumer	387,491	354,355	445,479	1,187,325

Small Business Lending	—	8,373	47,047	55,420

Total
(Gross of Unearned Discount and Fees)	878,056	596,950	3,410,145	4,885,151

Unearned Discount and Fees	—	(9,402)	(16,509)	(25,911)

Total
(Net of Unearned Discount and Fees)	$878,056	$587,548	$3,393,636	$4,859,240

Covered by FDIC
Loss Sharing Agreements(2)	$399,483	$69,380	$—	$468,864

(1)	This category for ACI loans includes all pooled commercial and industrial loans which may contain certain energy, restaurant, healthcare or services loan types.
(2)	As of June 30, 2014 the Company had submitted claims in excess of the first threshold of $347 million and had been reimbursed the 80% of the covered losses by the FDIC up to this initial threshold. Subsequent claims between $347 million and $504 million are not reimbursable under the loss share agreement. The Company does not currently expect its claims will exceed the second threshold of $504 million, over which losses are reimbursed at 80%.

Allowance for Credit Losses (ACL)

The ACL is management’s estimate of credit losses inherent in the loan portfolio at the balance sheet date. The Company has an established process to determine the adequacy of the ACL that assesses the losses inherent in our portfolio. While management attributes portions of the ACL to specific portfolio segments, the entire ACL is available to absorb credit losses inherent in the total loan portfolio.

The ACL process involves procedures that appropriately consider the unique risk characteristics of the loan portfolio segments based on management’s assessment of the underlying risks and cash flows. For each portfolio segment, losses are estimated collectively for groups of loans with similar characteristics, individually for impaired loans or, for ACI loans, based on the changes in cash flows expected to be collected on a pool or individual basis.

The level of the ACL is influenced by loan volumes, risk rating migration, historic loss experience influencing loss factors, and other conditions influencing loss expectations, such as economic conditions. The primary indicator of credit quality for the portfolio segments is its internal risk ratings. The assignment of loan risk ratings is the primary responsibility of the lending officer and is subject to independent review by internal credit review, which also performs ongoing, independent review of the risk management process. The risk management process includes underwriting, documentation and collateral control. Credit review is centralized and independent of the lending function. The credit review results are reported to senior management and the Board of Directors.

A summary of the activity in the ACL for the three and six months ended June 30, 2014 and 2013 is as follows:

	For the Three Months Ended June 30, 2014
	Commercial Real Estate	Commercial and Industrial	Consumer	Small Business	Total
	(in thousands)
As of March 31, 2014	$11,152	$18,698	$16,419	$849	$47,118
Provision for loan losses:
ACI loans	(35)	(381)	(3,843)	—	(4,259)
ANCI loans	6	(53)	304	226	483
Originated loans	(113)	4,096	749	209	4,941

Total provision	(142)	3,662	(2,790)	435	1,165

Charge-offs:
ACI loans	2,237	—	358	—	2,595
ANCI loans	—	1	348	293	642
Originated loans	—	—	184	—	184

Total charge-offs	2,237	1	890	293	3,421

Recoveries:
ACI loans	21	1,222	514	—	1,757
ANCI loans	—	1	42	3	46
Originated loans	—	—	60	—	60

Total recoveries	21	1,223	616	3	1,863

As of June 30, 2014	$8,794	$23,582	$13,355	$994	$46,725

	For the Six Months Ended June 30, 2014
	Commercial Real Estate	Commercial and Industrial	Consumer	Small Business	Total
	(in thousands)
As of December 31, 2013	$12,307	$15,856	$15,459	$647	$44,269
Provision for loan losses:
ACI loans	(301)	(400)	(3,122)	—	(3,823)
ANCI loans	(16)	(260)	518	244	486
Originated loans	990	7,193	1,101	393	9,677

Total provision	673	6,533	(1,503)	637	6,340

Charge-offs:
ACI loans	4,287	—	380	—	4,667
ANCI loans	—	50	654	293	997
Originated loans	—	—	335	—	335

Total charge-offs	4,287	50	1,369	293	5,999

Recoveries:
ACI loans	101	1,241	525	—	1,867
ANCI loans	—	2	55	3	60
Originated loans	—	—	188	—	188

Total recoveries	101	1,243	768	3	2,115

As of June 30, 2014	$8,794	$23,582	$13,355	$994	$46,725

ACL
ACI loans collectively evaluated for impairment	$5,094	$3,450	$9,788	$—	$18,332
ACI loans individually evaluated for impairment	111	1,747	402	—	2,260
ANCI loans collectively evaluated for impairment	121	536	236	202	1,095
ANCI loans individually evaluated for impairment	—	544	—	—	544
Originated loans collectively evaluated for impairment	3,468	17,305	2,929	792	24,494
Originated loans individually evaluated for impairment	—	—	—	—	—

ACL as of June 30, 2014	$8,794	$23,582	$13,355	$994	$46,725

Loans
ACI loan pools collectively evaluated for impairment	$213,251	$82,478	$334,626	$—	$630,355
ACI loans individually evaluated for impairment	67,237	42,930	3,328	—	113,495
ANCI loans collectively evaluated for impairment	69,824	113,304	320,668	11,116	514,912
ANCI loans individually evaluated for impairment	292	1,084	507	—	1,883
Originated loans collectively evaluated for impairment	470,401	2,993,661	563,340	76,128	4,103,530
Originated loans individually evaluated for impairment	—	1,309	—	—	1,309

Loans as of June 30, 2014	$821,005	$3,234,766	$1,222,469	$87,244	$5,365,484

	For the Three Months Ended June 30, 2013
	Commercial Real Estate	Commercial and Industrial	Consumer	Small Business	Total
	(in thousands)
As of March 31, 2013	$11,016	$17,884	$8,764	$187	$37,851
Provision for loan losses:
ACI loans	(152)	3,375	959	—	4,182
ANCI loans	(908)	231	1,194	283	800
Originated loans	(122)	2,458	595	114	3,045

Total provision	(1,182)	6,064	2,748	397	8,027

Charge-offs:
ACI loans	(155)	(731)	(62)	—	(948)
ANCI loans	(83)	(374)	(327)	(197)	(981)
Originated loans	—	—	(115)	—	(115)

Total charge-offs	(238)	(1,105)	(504)	(197)	(2,044)

Recoveries:
ACI loans	945	138	7	—	1,090
ANCI loans	19	11	17	1	48
Originated loans	207	25	172	—	404

Total recoveries	1,171	174	196	1	1,542

As of June 30, 2013	$10,767	$23,017	$11,204	$388	$45,376

	For the Six Months Ended June 30, 2013
	Commercial Real Estate	Commercial and Industrial	Consumer	Small Business	Total
	(in thousands)
As of December 31, 2012	$8,838	$17,007	$8,101	$155	$34,102
Provision for loan losses:
ACI loans	3,511	4,030	2,416	—	9,957
ANCI loans	(846)	1,275	1,302	321	2,052
Originated loans	32	2,932	692	109	3,765

Total provision	2,697	8,237	4,410	430	15,774

Charge-offs:
ACI loans	(2,127)	(2,070)	(330)	—	(4,527)
ANCI loans	(83)	(484)	(1,351)	(199)	(2,117)
Originated loans	—	—	(237)	—	(237)

Total charge-offs	(2,210)	(2,554)	(1,918)	(199)	(6,881)

Recoveries:
ACI loans	1,035	156	44	—	1,235
ANCI loans	200	20	280	2	502
Originated loans	207	151	287	—	645

Total recoveries	1,442	327	611	2	2,382

As of June 30, 2013	$10,767	$23,017	$11,204	$388	$45,376

Impaired Originated Loans and ANCI Loans Including Troubled-Debt-Restructurings (“TDRs”)

The following includes certain key information about individually impaired ANCI and originated loans as of and for the periods ended June 30, 2014 and December 31, 2013.

	As of June 30, 2014
	Recorded Investment in Impaired Loans (1)	Unpaid Principal Balance	Related Specific Allowance	Nonaccrual Loans Included in Impaired Loans	Undisbursed Commitments
	(in thousands)
Commercial Real Estate
Other income producing	$304	$816	$—	$304	$—

Total commercial real estate	304	816	—	304	—

Commercial and Industrial
Energy sector	1,309	1,389	—	1,309	—
Services	726	726	339	—	—
Other	367	367	205	—	—

Total commercial and industrial	2,402	2,482	544	1,309	—

Consumer
Residential real estate	507	521	—	507	—

Total consumer	507	521	—	507	—

Total	$3,213	$3,819	$544	$2,120	$—

	As of December 31, 2013
	Recorded Investment in Impaired Loans (1)	Unpaid Principal Balance	Related Specific Allowance	Nonaccrual Loans Included in Impaired Loans	Undisbursed Commitments
	(in thousands)
Commercial Real Estate
Other income producing	$327	$795	$—	$327	$—

Total commercial real estate	327	795	—	327	—

Commercial and Industrial
Energy sector	1,909	1,900	—	1,909	—
Services	735	721	267	—	—
Other	370	365	267	—	—

Total commercial and industrial	3,014	2,986	534	1,909	—

Total	$3,341	$3,781	$534	$2,236	$—

(1)	The recorded investment of a loan also includes any interest receivable, net unearned discount or fees, and unamortized premium or discount.

Average Recorded Investment in Impaired Originated Loans and ANCI Loans

	June 30, 2014		December 31, 2013
	Originated	ANCI	Originated	ANCI
	(in thousands)
Commercial Real Estate
Other income producing	$17	$294	$37	$382

Total commercial real estate	17	294	37	382

Commercial and Industrial
Energy sector	1,509	—	2,146	—
Services	—	729	—	737
Other	—	368	—	373

Total commercial and industrial	1,509	1,097	2,146	1,110

Consumer
Residential real estate	—	516	—	—

Total consumer	—	516	—	—

Total	$1,526	$1,907	$2,183	$1,492

Included in impaired loans are loans considered TDRs. The Company attempts to work with borrowers when necessary to extend or modify loan terms to better align with the borrower’s ability to repay. Extensions and modifications to loans are made in accordance with internal policies and guidelines which conform to regulatory guidance. Each occurrence is unique to the borrower and is evaluated separately. The Bank considers regulatory guidelines when restructuring loans to ensure that prudent lending practices are followed. Qualifying criteria and payment terms are structured by the borrower’s current and prospective ability to comply with the modified terms of the loan.

A modification is classified as a TDR if the borrower is experiencing financial difficulty and it is determined that the Company has granted a concession to the borrower. The Company may determine that a borrower is experiencing financial difficulty if the borrower is currently in default on any of its debt, or if it is probable that a borrower may default in the foreseeable future without the modification. Concessions could include reductions of interest rates, extension of the maturity date at a rate lower than current market rate for a new loan with similar risk, reduction of accrued interest, principal forgiveness, forbearance, or other concessions. The assessments of whether a borrower is experiencing or will likely experience financial difficulty and whether a concession has been granted is highly subjective in nature, and management’s judgment is required when determining whether a modification is classified as a TDR. The accounting guidance precludes a creditor from using the effective interest rate test in the debtor’s guidance on restructuring of payables (ASC 470-60-55-10) when evaluating whether a restructuring constitutes a TDR.

All TDRs are reported as impaired. Impaired classification may be removed if the borrower demonstrates compliance with the modified terms and the restructuring agreement specifies an interest rate equal to that which would be provided to a borrower with similar credit at the time of restructuring. The majority of TDRs are classified as impaired loans for the remaining life of the loan. Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

ANCI Loans and Originated Loans that Were Modified into TDRs

For the Three Months Ended June 30, 2014
	Loans Modified in TDRs During the Period		TDRs Experiencing Payment Default(1) during the Period
	Number of TDRs	Recorded Investment	Number of TDRs	Recorded Investment
(dollars in thousands)
Commercial Real Estate
Construction and land development	—	$—	—	$—
Other income producing	—	—	—	—

Total commercial real estate	—	—	—	—

Commercial and Industrial
Services	—	—	—	—
Other	—	—	—	—

Total commercial and industrial	—	—	—	—

Consumer
Residential real estate	1	507	—	—

Total consumer	1	507	—	—

Total	1	$507	—	$—

(1)	Default is defined as the earlier of the troubled debt restructuring being placed on non-accrual status or obtaining 90 day past due status with respect to principal and/or interest payments.

	For the Six Months Ended June 30, 2014				For the Six Months Ended June 30, 2013
	Loans Modified in TDRs During the Period		TDRs Experiencing Payment Default(1) during the Period		Loans Modified in TDRs During the Period		TDRs Experiencing Payment Default(1) during the Period
	Number of TDRs	Recorded Investment	Number of TDRs	Recorded Investment	Number of TDRs	Recorded Investment	Number of TDRs	Recorded Investment
	(dollars in thousands)
Commercial Real Estate
Construction and land development	$—	$—	—	$—	1	36	—	$—
Other income producing

Total commercial real estate	—	—	—	—	1	36	—	—

Commercial and Industrial
Services	—	—	—	—	1	721	—	—
Other	—	—	—	—	1	372	—	—

Total commercial and industrial	—	—	—	—	2	1,093	—	—

Consumer
Residential real estate	1	507	—	—	—	—	—	—
Total consumer	1	507	—	—	—	—	—	—

Total	1	$507	—	$—	3	$1,129	—	$—

(1)	Default is defined as the earlier of the troubled debt restructuring being placed on non-accrual status or obtaining 90 day past due status with respect to principal and/or interest payments.

The one loan modified into a TDR for the six months ended June 30, 2014 was designated a TDR due to the issuance of a forbearance agreement. The three loans modified into TDRs for the six months ended June 30, 2013 were designated TDRs due to rate concessions. There were no originated or ANCI loans designated as TDRs during the three months ended June 30, 2013.

Credit Exposure in the Originated Loan and ANCI Portfolios

The following provides information regarding the credit exposure by portfolio segment and class of receivable as of June 30, 2014 and December 31, 2013:

Commercial Real Estate credit exposure, based on internal risk rating:

	As of June 30, 2014		As of December 31, 2013
	Construction and Land Development	Other income producing	Construction and Land Development	Other income producing
	(Recorded Investment in thousands)
Originated Loans
Pass	$96,356	$374,705	$68,856	$227,412
Special mention	—	—	77	—
Substandard	—	33	—	50

	96,356	374,738	68,933	227,462

ANCI Loans
Pass	6,537	62,152	6,991	89,011
Special mention	328	—	410	44
Substandard	623	616	67	311

	7,488	62,768	7,468	89,366

	$103,844	$437,506	$76,401	$316,828

Commercial and Industrial credit exposure, based on internal risk rating:

	As of June 30, 2014
	Energy sector	Restaurant industry	Healthcare	Services	Other
	(Recorded Investment in thousands)
Originated Loans
Pass	$881,253	$461,884	$313,944	$632,939	$668,299
Special mention	—	10,004	—	—	1,432
Substandard	32,011	—	—	12	28

	913,264	471,888	313,944	632,951	669,759

ANCI Loans
Pass	44	1,265	13,178	28,568	68,357
Special mention	—	—	—	—	—
Substandard	—	—	166	2,571	704

	44	1,265	13,344	31,139	69,061

	$913,308	$473,153	$327,288	$664,090	$738,820

	As of December 31, 2013
	Energy sector	Restaurant industry	Healthcare	Services	Other
	(Recorded Investment in thousands)
Originated Loans
Pass	$775,590	$396,684	$249,325	$571,456	$619,664
Special mention	17,387	—	—	258	148
Substandard	1,910	—	—	60	97

	794,887	396,684	249,325	571,774	619,909

ANCI Loans
Pass	324	2,431	14,445	34,812	77,884
Special mention	—	—	—	—	14
Substandard	—	—	99	4,181	2,093

	324	2,431	14,544	38,993	79,991

	$795,210	$399,115	$263,869	$610,767	$699,900

Consumer credit exposure, based on internal risk rating/past due status:

	As of June 30, 2014		As of December 31, 2013
	Residential Real Estate	Other	Residential Real Estate	Other
	(Recorded Investment in thousands)
Originated Loans
Pass	$458,245	$102,404	$370,949	$75,837
Special mention	769	1,024	781	332
Substandard	152	2,073	118	419
Loss	—	—	—	—

	459,166	105,501	371,848	76,588

ANCI Loans
Pass	302,675	11,310	337,353	11,563
Special mention	2,275	237	2,455	286
Substandard	5,168	408	4,893	415

	310,118	11,955	344,701	12,264

	$769,284	$117,457	$716,549	$88,852

Small Business credit exposure, based on internal risk rating/past due status:

	As of
	June 30, 2014	December 31, 2013
	(Recorded Investment in thousands)
Originated Loans
Pass	$73,887	$46,069
Special mention	1,781	841
Substandard	617	238

	76,285	47,148

ANCI Loans
Pass	10,000	7,033
Special mention	431	705
Substandard	685	437

	11,116	8,175

	$87,401	$55,323

The following provides an aging of past due Originated and ANCI loans by portfolio segment and class of receivable as of June 30, 2014 and December 31, 2013:

Aging of Past due Originated Loans and ANCI Loans

	As of June 30, 2014
	Accruing Loans			NonAccruing Loans
	30-59 DPD	60-89 DPD	90+DPD	0-29 DPD	30-59 DPD	60-89 DPD	90+DPD
	(Recorded Investment in thousands)
Originated Loans
Commercial Real Estate
Construction and land development	$—	$—	$—	$—	$—	$—	$—
Other income producing	—	—	—	12	—	—	—

Total commercial real estate	—	—	—	12	—	—	—

Commercial and Industrial
Energy sector	—	—	—	1,309	—	—	—
Restaurant industry	—	—	—	—	—	—	—
Healthcare	—	—	—	—	—	—	—
Services	—	19	—	—	—	—	14
Other	—	—	400	—	—	—	—

Total commercial and industrial	—	19	400	1,309	—	—	14

Consumer
Residential real estate	211	27	131	—	—	—	109
Other	98	21	—	47	—	—	—

Total consumer	309	48	131	47	—	—	109

Small Business Lending	222	36	—	18	—	—	—

Total	$531	$103	$531	$1,386	$—	$—	$123

ANCI Loans
Commercial Real Estate
Construction and land development	$—	$—	$—	$—	$—	$—	$315
Other income producing	—	—	—	324	—	—	292

Total commercial real estate	—	—	—	324	—	—	607

Commercial and Industrial
Energy sector	—	—	—	—	—	—	—
Restaurant industry	—	—	—	—	—	—	—
Healthcare	—	—	—	—	—	—	88
Services	—	—	726	136	—	—	—
Other	60	—	367	73	—	—	—

Total commercial and industrial	60	—	1,093	209	—	—	88

Consumer
Residential real estate	870	261	472	1,748	200	437	2,512
Other	17	—	—	—	—	—	10

Total consumer	887	261	472	1,748	200	437	2,523

Small Business Lending	188	—	26	14	—	—	255

Total	$1,135	$261	$1,591	$2,295	$200	$437	$3,472

	As of December 31, 2013
	Accruing Loans			NonAccruing Loans
	30-59 DPD	60-89 DPD	90+DPD	0-29 DPD	30-59 DPD	60-89 DPD	90+DPD
	(Recorded Investment in thousands)
Originated Loans
Commercial Real Estate
Construction and land development	$—	$—	$13	$—	$—	$—	$—
Other income producing	27	—	—	—	28	—	—

Total commercial real estate	27	—	13	—	28	—	—

Commercial and Industrial
Energy sector	—	—	—	1,909	1	—	—
Restaurant industry	—	—	—	—	—	—	—
Healthcare	—	—	—	—	—	—	—
Services	—	—	—	—	—	—	35
Other	—	—	1	—	2	—	62

Total commercial and industrial	—	—	1	1,909	3	—	97

Consumer
Residential real estate	235	67	519	—	75	—	—
Other	326	5	—	5	—	—	65

Total consumer	561	72	519	5	75	—	65

Small Business Lending	182	45	—	21	5	—	—

Total	$770	$117	$533	$1,935	$111	$—	$162

ANCI Loans
Commercial Real Estate
Construction and land development	$—	$—	$—	$—	$—	$—	$67
Other income producing	—	—	18	299	—	—	—

Total commercial real estate	—	—	18	299	—	—	67

Commercial and Industrial
Energy sector	—	—	—	—	—	—	—
Restaurant industry	—	—	—	—	—	—	—
Healthcare	—	91	—	—	—	—	—
Services	—	735	—	—	—	—	630
Other	340	395	—	976	—	—	388

Total commercial and industrial	340	1,221	—	976	—	—	1,018

Consumer
Residential real estate	1,618	949	433	1,701	439	—	2,129
Other	220	20	—	3	—	—	20

Total consumer	1,838	969	433	1,704	439	—	2,149

Small Business Lending	15	26	—	5	—	—	236

Total	$2,193	$2,216	$451	$2,984	$439	$—	$3,470

Accretable Yield

The excess of cash flows expected to be collected over the carrying value of ACI loans is referred to as the accretable yield and is recognized in interest income using an effective yield method over the remaining life of the loan, or pools of loans. The accretable yield is affected by:

•	Changes in interest rate indices for variable rate ACI loans—Expected future cash flows are based on the variable rates in effect at the time of the regular evaluations of cash flows expected to be collected;

•	Changes in prepayment assumptions—Prepayments affect the estimated life of ACI loans which may change the amount of interest income, and possibly principal, expected to be collected; and

•	Changes in the expected principal and interest payments over the estimated life—Updates to expected cash flows are driven by the credit outlook and actions taken with borrowers.

Changes in the amount of accretable discount for ACI loans for the three and six months ended June 30, 2014 and 2013 were as follows:

Changes in Accretable Yield on ACI Loans

	For the Three Months Ended June 30,
	2014	2013
	(In thousands)
Balance at beginning of period	$225,006	$340,402
Maturities/payoff	(7,910)	(19,543)
Charge-Offs	(405)	(567)
Foreclosure	(1,240)	(1,224)
Accretion	(17,603)	(26,050)
Reclass from nonaccretable difference	8,531	(4,357)

Balance at end of period	$206,379	$288,661

	For the Six Months Ended June 30,
	2014	2013
	(In thousands)
Balance at beginning of year	$242,966	$374,674
Maturities/payoff	(13,082)	(35,946)
Charge-Offs	(498)	(1,663)
Foreclosure	(2,052)	(2,664)
Accretion	(36,895)	(55,420)
Reclass from nonaccretable difference	15,940	9,680

Balance at end of period	$206,379	$288,661

Impaired ACI Loans and Pools Including TDRs

The following includes certain key information about individually impaired ACI loans and impaired ACI loan pools as of June 30, 2014 and December 31, 2013 and for the six months ended June 30, 2014 and 2013.

ACI Loans / Pools Identified as Impaired

	As of June 30, 2014
	Recorded Investment in Impaired Loans(1)	Unpaid Principal Balance	Related Specific Allowance	Nonaccrual Loans Included in Impaired Loans	Undisbursed Commitments
	(in thousands)
Commercial Real Estate
Construction and land development	$6,038	$30,353	$1,586	$187	$15
Other income producing	221,673	291,763	3,619	15,463	115

Total commercial real estate	227,711	322,116	5,205	15,650	130

Commercial and Industrial
Restaurant industry	2,965	2,948	204	—	—
Healthcare	15,631	17,906	777	2,369	—
Services	703	852	239	—	—
Other	83,915	109,087	3,977	10,908	898

Total commercial and industrial	103,214	130,793	5,197	13,277	898

Consumer
Residential real estate	290,587	314,684	9,761	227	71
Other	6,113	9,091	429	—	5

Total consumer	296,700	323,775	10,190	227	76

Total	$627,625	$776,684	$20,592	$29,154	$1,104

	As of December 31, 2013
	Recorded Investment in Impaired Loans	Unpaid Principal Balance	Related Specific Allowance	Nonaccrual Loans Included in Impaired Loans	Undisbursed Commitments
	(in thousands)
Commercial Real Estate
Construction and land development	$17,090	$69,310	$1,592	$402	$260
Other income producing	285,826	392,088	8,112	13,339	47

Total commercial real estate	302,916	461,398	9,704	13,741	307

Commercial and Industrial
Restaurant industry	2,667	2,597	274	—	—
Healthcare	18,196	20,377	1,204	2,369	—
Services	899	6,153	431	88	—
Other	88,222	128,912	2,437	12,124	898

Total commercial and industrial	109,984	158,039	4,346	14,581	898

Consumer
Residential real estate	384,237	427,676	12,604	1,654	3
Other	7,842	9,231	561	—	4

Total consumer	392,079	436,907	13,165	1,654	7

Total	$804,979	$1,056,344	$27,215	$29,976	$1,212

(1)	The recorded investment of a loan also includes any interest receivable, net unearned discount or fees, and unamortized premium or discount.

ACI Loans that Were Modified into TDRs

	For the Six Months Ended June 30, 2013
	Loans Modified in TDRs During the Period		TDRs Experiencing Payment Default(1) during the Period
	Number of TDRs	Recorded Investment	Number of TDRs	Recorded Investment
	(dollars in thousands)
Commercial Real Estate
Other income producing	1	$977	—	$—

Total commercial real estate	1	977	—	—

Commercial and Industrial
Other	1	932	—	—

Total commercial and industrial	1	932	—	—

Total	2	$1,909	—	$—

(1)	Default is defined as the earlier of the troubled debt restructuring being placed on non-accrual status or obtaining 90 day past due status with respect to principal and/or interest payments.

For the Six Months Ended June 30, 2013 Number of Loans Modified by:
Rate Concession
Commercial Real Estate
Other income producing	1

Total commercial real estate	1

Commercial and Industrial
Other	1

Total commercial and industrial	1

Total	2

	For the Three Months Ended June 30, 2013
	Loans Modified in TDRs During the Period		TDRs Experiencing Payment Default(1) during the Period
	Number of TDRs	Recorded Investment	Number of TDRs	Recorded Investment
	(dollars in thousands)
Commercial and industrial
Other	1	$932	—	$—

Total commercial and industrial	1	932	—	—

Total	1	$932	—	$—

For the Six Months Ended June 30, 2013 Number of Loans Modified by:
Rate Concession
Commercial and industrial
Other	1

Total commercial and industrial	1

Total	1

There were no ACI loans modified into TDRs during the three or six months ended June 30, 2014.

Credit Exposure in the ACI Portfolio

The following provides information regarding the credit exposure by portfolio segment and class of receivable as of June 30, 2014 and December 31, 2013:

ACI Loans by Risk Rating / Delinquency Stratification

Commercial Real Estate credit exposure on ACI loans, based on internal risk rating:

	As of June 30, 2014		As of December 31, 2013
	Construction and Land Development	Other income producing	Construction and Land Development	Other income producing
	(Recorded Investment in thousands)
ACI Loans
Pass	$21,887	$162,636	$18,555	$192,190
Special mention	2,897	18,903	8,000	39,457
Substandard	15,625	85,667	19,651	91,070
Doubtful	—	89	186	417

	$40,409	$267,295	$46,392	$323,134

Commercial and Industrial credit exposure on ACI loans, based on internal risk rating:

	As of June 30, 2014
	Energy sector	Restaurant industry	Healthcare	Services	Other
	(Recorded Investment in thousands)
ACI Loans
Pass	$—	$352	$7,290	$1,636	$78,921
Special mention	—	—	—	—	3,076
Substandard	—	2,634	8,589	697	27,257
Doubtful	—	—	—	—	280

	$—	$2,986	$15,879	$2,333	$109,534

	As of December 31, 2013
	Energy sector	Restaurant industry	Healthcare	Services	Other
	(Recorded Investment in thousands)
ACI Loans
Pass	$—	$—	$9,438	$1,648	$81,787
Special mention	—	—	—	83	5,137
Substandard	—	2,667	8,758	726	36,572
Doubtful	—	—	—	88	279
Loss	—	—	—	—	—

	$—	$2,667	$18,196	$2,545	$123,775

Consumer credit exposure on ACI loans, based on past due status:

	As of June 30, 2014		As of December 31, 2013
	Residential Real Estate	Other	Residential Real Estate	Other
	(Recorded Investment in thousands)
ACI Loans
0—29 Days Past Due	$297,985	$5,504	$321,963	$5,661
30—59 Days Past Due	6,492	189	7,486	352
60—89 Days Past Due	4,698	205	6,422	97
90—119 Days Past Due	1,225	18	495	87
120+ Days Past Due	28,307	536	48,945	1,651

	$338,707	$6,452	$385,311	$7,848

Consumer credit exposure, based on internal risk rating:

	As of June 30, 2014		As of December 31, 2013
	Residential Real Estate	Other	Residential Real Estate	Other
	(Recorded Investment in thousands)
ACI Loans
Pass	$280,075	$4,974	$310,284	$6,133
Special mention	2,572	63	4,247	91
Substandard	56,060	1,415	70,780	1,624

	$338,707	$6,452	$385,311	$7,848

Note 4—Goodwill and Other Intangible Assets

The following table summarizes the Company’s goodwill and other intangible assets at June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013
	(In thousands)
Goodwill	$317,817	$317,817
Core deposit intangible, net of accumulated amortization of $23,144 and $19,752, respectively	16,542	19,934
Customer lists, net of accumulated amortization of $8,408 and $6,548, respectively	18,293	20,152
Non-compete agreements	34	50
Trademarks	24	24

Total Assets	$352,710	$357,977

The Company assesses goodwill for impairment at the reporting unit level on an annual basis and between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company performs its annual goodwill impairment testing as of December 1st of each year. At December 1, 2013, the Company completed its annual goodwill impairment evaluation, and as a result of this evaluation, concluded that goodwill was not impaired. At December 1, 2013 the carrying value of goodwill was $317.8 million.

Note 5—Derivatives

The fair value of derivative positions outstanding is included in other assets and other liabilities in the accompanying unaudited condensed consolidated balance sheets and in the net change in each of these financial statement line items in the accompanying unaudited condensed consolidated statements of cash flows. For non-hedging derivative instruments, gains and losses due to changes in fair value are included in noninterest income and the operating section of the unaudited condensed consolidated statement of cash flows. The notional amounts and estimated fair values as of June 30, 2014 and December 31, 2013 were as follows:

	June 30, 2014		December 31, 2013
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
	(In thousands)
Non-hedging interest rate derivatives:
Mortgage loan held for sale interest rate lock commitments	$17,439	$255	$14,514	$109
Mortgage loan forward sale commitments	28,319	(166)	5,000	18
Mortgage loan held for sale floating commitments	15,362	—	4,709	—
Non-hedging foreign exchange contracts	5,800	72	—	—

Gain (loss) included in mortgage loan income on the consolidated statements of operations related to non-hedging derivative instruments for the six months ended June 30, 2014 and 2013 were as follows:

	June 30, 2014	June 30, 2013
	(In thousands)
Non-hedging interest rate derivatives:
Mortgage loan held for sale interest rate lock commitments	$226	$(254)
Mortgage loan forward sale commitments	(184)	580

Interest Rate Swap and Cap Agreements

During 2014 and 2013, the Company entered into certain interest rate swap and cap agreements on commercial loans that are not designated as hedging instruments. These derivative contracts relate to transactions in which the Company enters into an interest rate swap or cap with a loan customer while at the same time entering into an offsetting interest rate swap or cap with another financial institution. In connection with each swap transaction, the Company agrees to pay interest to the customer on a notional amount at a variable interest rate and receive interest from the customer on a similar notional amount at a fixed interest rate. At the same time, the Company agrees to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. The interest rate swap transaction allows the Company’s customer to effectively convert a variable rate loan to a fixed rate. The interest rate cap transaction allows the Company’s customer to minimize interest rate risk exposure to rising interest rates. Because the Company acts as an intermediary for its customer, changes in the fair value of the underlying derivative contracts for the most part offset each other and do not significantly impact the Company’s results of operations. The Company is exposed to credit loss in the event of nonperformance by the parties to the interest rate swap and cap agreements. However, the Company does not anticipate nonperformance by the counterparties. The estimated fair value has been recorded as an asset and a corresponding liability in the accompanying unaudited condensed consolidated balance sheets as of June 30, 2014 and December 31, 2013.

	June 30, 2014		December 31, 2013
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
	(In thousands)
Non-hedging interest rate derivatives:
Commercial loan interest rate swaps	$192,410	$2,951	$156,696	$1,257
Commercial loan interest rate swaps	(192,410)	(2,951)	(156,696)	(1,257)
Commercial loan interest rate caps	141,285	556	113,954	1,031
Commercial loan interest rate caps	(141,285)	(556)	(113,954)	(1,031)

Note 6—Deposits

At June 30, 2014, the contractual maturities of domestic time deposits with a denomination of $100,000 and over were as follows: $75.7 million in 3 months or less, $62.1 million over 3 months through 6 months, $171.4 million over 6 months through 12 months, and $295.6 million over 12 months. Domestic time deposits under $100,000 were $546.2 million and $540.0 million at June 30, 2014 and December 31, 2013, respectively. Domestic times deposits $100,000 and over were $604.8 million and $524.3 million at June 30, 2014 and December 31, 2013, respectively. There were no foreign time deposits at either June 30, 2014 or December 31, 2013.

Note 7—Short-Term Debt and Borrowed Funds

Repurchase Agreements

Securities sold under agreements to repurchase generally mature within one to seven days from the transaction date. Securities underlying the repurchase agreements remain under the control of the Company.

Information concerning the Company’s securities sold under agreements to repurchase as of June 30, 2014 and 2013 and for the six months ended June 30, 2014 and 2013 is summarized as follows:

	June 30, 2014	June 30, 2013
	(In thousands)
Balance at period end	$10,148	$14,657
Average balance during the period	12,652	21,347
Average interest rate during the period	0.05%	0.08%
Maximum month-end balance during the period	$14,570	$20,522

Repurchase agreements are treated as collateralized financing obligations and are reflected as a liability in the unaudited condensed consolidated balance sheets.

Borrowed Funds

On March 21, 2014, the Company entered into a loan agreement with an unaffiliated third party to borrow up to $75 million, less applicable debt issuance costs. Interest is payable at a variable rate of LIBOR plus five percent, due monthly. Seventy five million dollars was received by the Company and $60 million of the cash proceeds was contributed to Cadence Bank, N.A. as equity in March, 2014. This debt was repaid in the second quarter of 2014, and new debt was issued, as discussed below.

On June 16, 2014, the Company and the Bank completed an unregistered $245 million multi-tranche debt transaction. Details of the four tranches of debt issued are as follows:

•	$135 million, 5-year senior holding company note, interest rate 4.875%, due June 28, 2019

•	$50 million 7-year senior holding company note, interest rate 5.375%, due June 28, 2021

•	$35 million 15-year, 10-year callable, subordinated holding company note, interest rate 7.250%, due June 28, 2029

•	$25 million 15-year 10-year callable, subordinated Bank note, interest rate 6.250%, due June 28, 2029

The senior transactions were structured with 5- and 7-year maturities to provide holding company liquidity and to stagger our debt maturity profile. The subordinated debt transactions were structured with a 15 year maturity, 10 year call options, and fixed-to-floating interest rates in order to maximize regulatory capital treatment. The subordinated debt structure was designed to achieve full Tier 2 capital treatment for 10 years.

Note 8—Noninterest Income and Noninterest Expense

The detail of the noninterest income and noninterest expense captions presented in the unaudited condensed consolidated statements of income is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Noninterest Income	(Dollars in thousands)
Service charges on deposit accounts	$2,782	$2,640	$5,641	$5,258
Other service fees	888	911	2,296	2,115
Trust services revenue	3,376	3,115	6,784	6,218
Mortgage banking revenue	1,068	1,868	2,001	4,189
Investment advisory revenue	4,436	3,488	8,791	7,071
Securities (losses) gains, net	(3)	197	(20)	201
Gains (losses) on other real estate, net	262	(786)	1,350	464
Accretion of FDIC indemnification asset	(781)	(1,243)	(1,663)	(2,592)
Insurance revenue	1,893	1,896	4,076	3,864
Bankcard fees	1,617	979	3,120	1,991
Income from bank owned life insurance policies	830	792	1,554	1,594
Other	1,076	691	1,014	1,401

Total noninterest income	$17,444	$14,548	$34,944	$31,774

Noninterest Expense
Salaries and employee benefits	$33,848	$32,163	$67,996	$64,254
Premises and equipment	8,146	9,036	16,490	17,872
Intangible asset amortization	2,608	3,078	5,268	6,208
Data processing	3,121	2,317	5,720	5,394
Special asset expense	2,592	2,601	4,255	5,869
Consulting and professional fees	2,408	1,927	3,498	3,488
Loan related expenses	1,096	1,423	1,874	2,012
FDIC insurance	1,228	1,225	2,466	2,437
Communications	901	1,237	1,850	2,461
Advertising and public relations	750	515	1,525	1,179
Legal expenses	239	737	755	1,515
Management fee	(23)	332	(45)	679
Branch closure expenses	15	30	51	159
Merger and acquisition expenses	—	169	—	418
Other	4,801	4,927	9,105	9,774

Total noninterest expense	$61,730	$61,717	$120,808	$123,719

Note 9—Income Taxes

Income tax expense for the six months ended June 30, 2014 was $12.4 million compared to $0.0 million for the same period in 2013, and $6.9 million and $0.0 million for the three months ended June 30, 2014 and 2013, respectively. The effective tax rate was 36.56% for the six months ended June 30, 2014 and 36.93% for the three months ended June 30, 2014. The effective tax rate was 0.0% for the comparable periods in 2013. Income tax expense was $0.0 for the six and three months ended June 30, 2013 due to a change in the deferred tax asset valuation allowance. Since the deferred tax asset valuation allowance was fully released in the quarter ended September 30, 2013, any current tax expense recognized after that period is no longer subject to offset with further reductions in that valuation allowance. Accordingly, tax expense has been recognized for the six and three months ended June 30, 2014.

ASC Topic 740, “Income Taxes,” requires that deferred tax assets be reduced if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Management’s determination of the realizabilty of deferred tax assets is based on its evaluation of all available evidence, both positive and negative, and its expectations regarding various future events, including the reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies.

The net deferred tax asset, before valuation allowance, was $65.8 million and $76.2 million at December 31, 2013 and 2012, respectively. The net deferred tax asset, before valuation allowance, was $76.2 million and $86.0 million at December 31, 2013 and 2012, respectively. In connection with the Encore acquisition in 2012, management recorded a $16.0 million valuation allowance against the acquired net deferred tax asset of $16.4 million. The acquired net deferred tax asset, before valuation allowance, for CFC and Superior totaled $54.7 million and $1.7 million, respectively. Positive evidence considered at September 30, 2013 included:

•	further stabilization and integration of the business that led to enhanced reliability of forecasts,

•	four consecutive quarters of profitability,

•	projected future loan growth,

•	additional growth in several lines of business due to cross selling and new business,

•	highly accomplished management team in place that understands the target markets and the economic environment

•	a sufficient amount of estimated future taxable income of the appropriate character, to support the realization of the net deferred tax asset.

Management’s estimates of future taxable income are based on internal projections, various internal assumptions, as well as certain external data all of which management believes to be reasonable although inherently subject to significant judgment. Projected future taxable income is expected to be generated through loan growth at the bank, revenue growth from successful cross selling initiatives, the development of new business, the reduction of expenses through declines in special assets, all in the context of a macro-economic environment that continues to trend favorably. If actual results differ significantly from the current estimates of future taxable income, a valuation allowance may need to be recorded for some portion or all the net deferred tax asset. Such an increase to the deferred tax asset valuation allowance could have a material adverse effect on the financial condition and results of operations.

The Company applies the guidance in ASC 740-10, “Accounting for Uncertainty in Income Taxes.” ASC 740-10 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more likely than not” to be sustained by the applicable tax authority based on technical merits of the position. Tax benefits from tax positions not deemed to meet the “more likely than not” threshold should not be recognized in the year of determination. Management has reviewed the Company’s tax positions for all open tax years and concluded that the Company has no material uncertain tax positions at June 30, 2014 or December 31, 2013. Therefore, as of June 30, 2014 and December 31, 2013 the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions taken or expected to be taken in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

Note 10—Net Income Per Common Share

The following table displays a reconciliation of the information used in calculating basic and diluted net income per common share for the three and six months ended June 30, 2014 and 2013.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2014	2013	2014	2013
	(In thousands, except per share data)
Net income	$11,713	$8,212	$21,553	$19,883
Dividends and accretion of discount on preferred stock	850	765	1,700	1,205

Net income available to common shareholders	$10,863	$7,447	$19,853	$18,678

Weighted average common shares outstanding, basic and diluted	1	1	1	1

Net income per common share, basic and diluted:	$10,863	$7,447	$19,853	$18,678

There are no common stock equivalents outstanding as of any period presented.

Note 11—Related Party Transactions

In the normal course of business, loans are made to directors and executive officers and to companies in which they have a significant ownership interest. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties, are consistent with sound banking practices, and are within applicable regulatory and lending limitations. The aggregate balances of related party loans and deposits as of June 30, 2014 and December 31, 2013 were insignificant.

During 2013, in consideration for certain management services provided by CBC the Company paid management fees to CBC on a periodic basis. These fees totaled $679 thousand and $332 thousand for the six and three months ended June 30, 2013, respectively. The fees were no longer paid after 2013 as all employees became employees of the Bank.

Note 11—Regulatory Matters

The actual capital amounts and ratios as of June 30, 2014 and December 31, 2013 are presented in the following table. No amount was deducted from capital for interest-rate risk exposure.

	Cadence Financial Corporation (Consolidated)		Cadence
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
June 30, 2014
Total risk-based capital	$744,657	12.0%	$778,412	12.6%
Tier 1 risk-based capital	697,576	11.2%	731,319	11.8%
Tier 1 leverage	697,576	10.8%	731,319	11.3%

The minimum amounts of capital and ratios established by banking regulators are as follows:

Total risk-based capital	$496,408	8.0%	$496,109	8.0%
Tier 1 risk-based capital	248,204	4.0%	248,054	4.0%
Tier 1 leverage	259,420	4.0%	259,578	4.0%

	Cadence Financial Corporation (Consolidated)		Cadence
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2013
Total risk-based capital	$713,157	12.7%	$677,502	12.1%
Tier 1 risk-based capital	668,382	11.9%	632,727	11.3%
Tier 1 leverage	668,382	11.3%	632,727	10.7%

The minimum amounts of capital and ratios established by banking regulators are as follows:

Total risk-based capital	$449,179	8.0%	$448,912	8.0%
Tier 1 risk-based capital	224,590	4.0%	224,456	4.0%
Tier 1 leverage	236,475	4.0%	236,247	4.0%

The Bank is subject to specific requirements pursuant to an OCC Operating Agreement it entered into with the OCC in connection with the acquisition of Cadence Bank in 2011. As part of the Operating Agreement the Bank is required to maintain a Tier 1 leverage ratio of 10.0%, Tier 1 risk-based capital ratio of 11% and a total risk-based capital ratio of 12.0%. Also, under the terms of the Operating Agreement, the Bank may not declare or pay dividends for three years after the acquisition. As of March 4, 2014, the three year prohibition on the payment of any dividends expired and the Bank requested and the OCC approved the payment of a certain level of dividends during 2014 and 2015, subject to the minimum capital ratios set forth in the Operating Agreement.

Note 12—Commitments and Contingent Liabilities

The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of banking business and which involve elements of credit risk, interest rate risk, and liquidity risk. The commitments and contingent liabilities are commitments to extend credit, home equity lines, overdraft protection lines, and standby letters of credit. Such financial instruments are recorded when they are funded. A summary of commitments and contingent liabilities at June 30, 2014 and December 31, 2013 is as follows:

	June 30, 2014	December 30, 2013
	(In thousands)
Commitments to extend credit	$2,350,747	$2,034,400
Standby letters of credit	27,914	25,572
Performance letters of credit	9,617	15,763

Commitments to extend credit and letters of credit include some exposure to credit loss in the event of nonperformance of the customer. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The credit policies and procedures for such commitments are the same as those used for lending activities. Because these instruments have fixed maturity dates and because a number expire without being drawn upon, they generally do not present any significant liquidity risk. No significant losses on commitments were incurred during the six or three months ended June 30, 2014 or 2013. The Company does not anticipate any significant future losses as a result of these transactions.

The Company and the Bank are defendants in various pending and threatened legal actions arising in the normal course of business. In the opinion of management, based upon the advice of legal counsel, the ultimate disposition of all pending and threatened legal action will not have a material effect on the Company’s consolidated financial statements.

Note 13—Concentrations of Credit

Most of the loans, commitments and letters of credit have been granted to customers in the Company’s market areas. Investments in state and municipal securities also involve governmental entities within the Company’s market areas. General concentrations of credit by type of loan are set forth in Note 3 of these unaudited condensed consolidated financial statements. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Letters of credit were granted primarily to commercial borrowers.

Note 14—Disclosure About Fair Values of Financial Instruments

The Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. This hierarchy requires the Company to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Each fair value measurement is placed into the proper level based on the lowest level of significant input. These levels are:

•	Level 1—Valuation is based upon quoted prices for identical instruments traded in active markets.

•	Level 2—Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•	Level 3—Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

Transfers between fair value levels are recognized at the end of the fiscal quarter in which the associated change in inputs occurs.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents the Company’s assets and liabilities measured at fair value on a recurring basis categorized by the level of inputs used in the valuation of each asset at June 30, 2014 and December 31, 2013:

	June 30, 2014
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
	(In thousands)
Financial Assets:
Cash and due from banks	$61,385	$61,385	$61,385	$—	$—
Interest-bearing deposits in other banks	440,425	440,425	440,425	—	—
Federal funds sold	2,225	2,225	2,225	—	—
Securities available-for-sale	444,934	444,934	5,309	439,625	—
Securities held-to-maturity	780	848	—	848	—
Mortgage loans held for sale	13,491	13,491	—	13,491	—
Net loans	5,295,796	5,422,710	—	—	5,422,710
Derivative assets	3,834	3,834	—	3,834	—
Financial Liabilities:
Deposits	5,684,115	5,627,914	—	5,627,914	—
Securities sold under agreements to repurchase	10,148	10,142	—	10,142	—
Senior debt	185,000	185,925		185,925
Subordinated debt	60,000	60,300		60,300
Junior subordinated debentures	34,433	48,735	—	48,735	—
Derivative liabilities	3,673	3,673	—	3,673	—

	December 31, 2013
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
	(In thousands)
Financial Assets:
Cash and due from banks	$55,162	$55,162	$55,162	$—	$—
Interest-bearing deposits in other banks	227,518	227,518	227,518	—	—
Federal funds sold	7,051	7,051	7,051	—	—
Securities available-for-sale	478,690	478,690	4,891	473,799	—
Securities held-to-maturity	780	858	—	858	—
Mortgage loans held for sale	7,201	7,201	—	7,201	—
Net loans	4,814,971	4,979,952	—	—	4,979,952
Derivative assets	2,415	2,415	—	2,415	—
Financial Liabilities:
Deposits	5,346,837	5,138,846	—	5,138,846	—
Securities sold under agreements to repurchase	11,634	11,634	—	11,634	—
Junior subordinated debentures	34,025	46,025	—	46,025	—
Derivative liabilities	2,288	2,288	—	2,288	—

Assets Recorded at Fair Value on a Nonrecurring Basis

From time to time, the Company may be required to measure certain other financial assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of lower of cost or fair value accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis which were still held on the consolidated balance sheet at June 30, 2014 and December 31, 2013, the following tables provide the level of valuation assumptions used to determine each adjustment and the related carrying value:

	Carrying Value	(Level 1)	(Level 2)	(Level 3)
	(In thousands)
June 30, 2014
Mortgage loans held for sale	$13,491	$—	$13,491	$—
Impaired loans, net of specific allowance	2,669	—	—	2,669
Other real estate	57,385	—	—	57,385

Total assets measured on a non-recurring basis	$73,545	$—	$13,491	$60,054

	Carrying Value	(Level 1)	(Level 2)	(Level 3)
	(In thousands)
December 31, 2013
Mortgage loans held for sale	$7,201	$—	$7,201	$—
Impaired loans, net of specific allowance	2,807	—	—	2,807
Other real estate	57,837	—	—	57,837

Total assets measured on a non-recurring basis	$67,845	$—	$7,201	$60,644

Significant unobservable inputs used in Level 3 fair value measurements for financial assets measured at fair value on a nonrecurring basis at June 30, 2014 and December 31, 2013, are summarized below:

Quantitative Information About Level 3 Fair Value Measurements
	Carrying Value	Valuation Methods	Unobservable Inputs	Range
	(In thousands)
June 30, 2014
Impaired loans, net of specific allowance	$2,669	Internal appraisals of accounts receivable and inventory	Discount of book value	50%—75%

		Third-Party Appraisals	Discount of fair value	0%—20%
			Estimated closing costs	10%

Other real estate	$57,385	Third-Party Appraisals	Discount of fair value	0%—20%
			Estimated closing costs	10%

	Carrying Value	Valuation Methods	Unobservable Inputs	Range
	(In thousands)
December 31, 2013
Impaired loans, net of specific allowance	$2,807	Internal appraisals of accounts receivable and inventory	Discount of book value	50%—75%

		Third-Party Appraisals	Discount of fair value	0%—20%
			Estimated closing costs	10%

Other real estate	$57,837	Third-Party Appraisals	Discount of fair value	0%—20%
			Estimated closing costs	10%

Determination of Fair Values

In accordance with ASC 820-10-35, fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following describes the assumptions and methodologies used to estimate the fair value of financial instruments recorded at fair value in the consolidated balance sheets and for estimating the fair value of financial instruments for which fair value is disclosed under ASC 825-10-50.

Investment Securities.    When quoted prices are available in an active market, securities are classified as Level 1. For securities reported at fair value utilizing Level 2 inputs, the Company obtains fair value measurements from an independent pricing service. These fair value measurements consider observable market data that may include benchmark yield curves, reported trades, broker/dealer quotes, issuer spreads and credit information, among other inputs.

Mortgage Loans Held for Sale.    Mortgage loans held for sale are recorded at the lower of aggregate cost or fair value. Fair value is generally based on quoted market prices of similar loans and is considered to be Level 2 in the fair value hierarchy.

Net Loans.    Fair values of loans are estimated using discounted cash flow analyses using various discount spreads to Treasury yields that approximate interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Other Real Estate.    Other real estate, acquired through partial or total satisfaction of loans, is carried at the lower of cost or fair value, less estimated selling expenses. The value of other foreclosed real estate collateral is determined based on appraisals by qualified licensed appraisers approved and hired by the Company. Appraised and reported values are discounted based on management’s historical knowledge, changes in market conditions from the time of valuation, and/or management’s expertise and knowledge of the client and the client’s business. Foreclosed real estate is reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors identified above.

Derivative Financial Instruments.    Derivative financial instruments are measured at fair value based on modeling that utilizes observable market inputs for various interest rates published by leading third-party financial news and data providers. This is observable data that represents the rates used by market participants for instruments entered into at that date; however, they are not based on actual transactions so they are classified as Level 2.

Deposits.    The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rate spreads to current Treasury yields.

Security Repurchase Agreements.    The carrying amount of security repurchase agreements approximates their fair values.

Senior Debt.    As of June 30, 2014 the fair value of subordinated debentures was estimated by obtaining broker indications that compared the Company’s subordinated debentures to other comparable financial institutions.

Subordinated Debt.    As of June 30, 2014 the fair value of subordinated debentures was estimated by obtaining broker indications that compared the Company’s subordinated debentures to other comparable financial institutions.

Junior Subordinated Debentures.    As of June 30, 2014 and December 31, 2013 the fair value of subordinated debentures was estimated by obtaining broker indications that compared the Company’s subordinated debentures to other comparable financial institutions.

Limitations.    The following fair value estimates are determined as of a specific point in time utilizing various assumptions and estimates. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. Due to market illiquidity, the fair values for loans, net of unearned income, loans held for sale, and term borrowings as of June 30, 2014 and December 31, 2013 involve the use of significant internally-developed pricing assumptions for certain components of these line items. These assumptions are considered to reflect inputs that market participants would use in transactions involving these instruments as of the measurement date. This table only includes financial instruments of the Company, and, accordingly, the total of the fair value amounts does not represent, and should not be construed to represent, the underlying value of the Company.

The estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2014
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
	(In thousands)
Financial Assets:
Cash and due from banks	$61,385	$61,385	$61,385	$—	$—
Interest-bearing deposits in other banks	440,425	440,425	440,425	—	—
Federal funds sold	2,225	2,225	2,225	—	—
Securities available-for-sale	444,934	444,934	5,309	439,625	—
Securities held-to-maturity	780	848	—	848	—
Mortgage loans held for sale	13,491	13,491	—	13,491	—
Net loans	5,295,796	5,422,710	—	—	5,422,710
Derivative assets	3,834	3,834	—	3,834	—
Financial Liabilities:
Deposits	5,684,115	5,627,914	—	5,627,914	—
Securities sold under agreements to repurchase	10,148	10,142	—	10,142	—
Senior debt	185,000	185,925		185,925
Subordinated debt	60,000	60,300		60,300
Junior subordinated debentures	34,433	48,735	—	48,735	—
Derivative liabilities	3,673	3,673	—	3,673	—

	December 31, 2013
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
	(In thousands)
Financial Assets:
Cash and due from banks	$55,162	$55,162	$55,162	$—	$—
Interest-bearing deposits in other banks	227,518	227,518	227,518	—	—
Federal funds sold	7,051	7,051	7,051	—	—
Securities available-for-sale	478,690	478,690	4,891	473,799	—
Securities held-to-maturity	780	858	—	858	—
Mortgage loans held for sale	7,201	7,201	—	7,201	—
Net loans	4,814,971	4,979,952	—	—	4,979,952
Derivative assets	2,415	2,415	—	2,415	—
Financial Liabilities:
Deposits	5,346,837	5,138,846	—	5,138,846	—
Securities sold under agreements to repurchase	11,634	11,634	—	11,634	—
Junior subordinated debentures	34,025	46,025	—	46,025	—
Derivative liabilities	2,288	2,288	—	2,288	—
Note 15—Segment Reporting

The Company determines reportable segments based on the services offered, the significance of the services offered, the significance of those services to the Company’s financial condition and operating results and management’s regular review of the operating results of those services. The Company operates through three operating segments: Banking, Financial Services and Corporate.

The Banking Segment includes the Commercial Banking, Retail Banking and Private Banking lines of business. The Commercial Banking line of business includes a general business services component primarily focusing on commercial & industrial (C&I), community banking, business banking and commercial real estate lending to clients in the geographic footprint in Texas and the southeast United States. In addition, the Commercial Banking line of business includes within C&I a separate component that focuses on select industries (which we refer to as the “specialized industries”) in which we believe we have specialized experience and service capabilities, including energy, healthcare, franchise restaurant, technology and convenience & gas retail. We serve clients in these specialized industries both within the geographic footprint and throughout the United States as a result of the national orientation of many of these businesses. The Retail Banking line of business offers a broad range of retail banking services including mortgage services through the branch network to serve the needs of consumer and small businesses in the geographic footprint. The Private Banking line of business offers banking services and loan products tailored to the needs of the high-net worth clients in the geographic footprint.

The Financial Services Segment includes the Trust, Retail Brokerage, Investment Services and Insurance businesses. These businesses offer products independently to their own customers as well as to Banking Segment clients. Investment Services operates through the “Linscomb & Williams” name and Insurance operates though the “Cadence Insurance” name. The products offered by the businesses in the Financial Services Segment primarily generate non-banking service fee income. The Corporate Segment reflects parent-only activities and intercompany eliminations.

Business segment results are determined based upon the management reporting system, which assigns balance sheet and income statement items to each of the business segments. The process is designed around the organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions or in accordance with generally accepted accounting principles.

The Company evaluates performance and allocates resources based on profit or loss from operations. There are no material inter-segment sales or transfers. The accounting policies used by each reportable segment are the same as those discussed in Note 1. All costs, except corporate administration and income taxes, have been allocated to the reportable segments. Therefore, combined amounts agree to the consolidated totals.

The following tables present the operating results of the segments as of and for the three and six months ended June 30, 2014 and 2013:

	As of and for three months ended June 30, 2014
	Banking	Financial Services	Corporate	Consolidated
	(Amounts in thousands)
Net interest income	$66,823	$(10)	$(2,791)	$64,022
Provision for credit losses	1,165	—	—	1,165
Noninterest income	7,280	9,868	296	17,444
Noninterest expense	53,352	8,170	208	61,730
Income tax expense (benefit)	6,854	591	(587)	6,858

Net income (loss)	$12,732	$1,097	$(2,116)	$11,713

Total assets	$6,990,625	$56,791	$3,909	$7,051,325

	As of and for the six months ended June 30, 2014
	Banking	Financial Services	Corporate	Consolidated
	(Amounts in thousands)
Net interest income	$129,769	$(20)	$(3,573)	$126,176
Provision for credit losses	6,340	—	—	6,340
Noninterest income	14,798	19,852	294	34,944
Noninterest expense	104,665	15,902	241	120,808
Income tax expense (benefit)	11,747	1,375	(703)	12,419

Net income (loss)	$21,815	$2,555	$(2,817)	$21,553

Total assets	$6,990,625	$56,791	$3,909	$7,051,325

	As of and for the three months ended June 30, 2013
	Banking	Financial Services	Corporate	Consolidated
	(Amounts in thousands)
Net interest income	$64,012	$(13)	$(591)	$63,408
Provision for credit losses	8,027	—	—	8,027
Noninterest income	5,925	8,623	—	14,548
Noninterest expense	54,191	7,495	31	61,717
Income tax expense (benefit)	2,702	390	(3,092)	—

Net income	$5,017	$725	$2,470	$8,212

Total assets	$5,839,711	$58,872	$2,404	$5,900,987

	As of and for the six months ended June 30, 2013
	Banking	Financial Services	Corporate	Consolidated
	(Amounts in thousands)
Net interest income	$128,815	$(27)	$(1,186)	$127,602
Provision for credit losses	15,774	—	—	15,774
Noninterest income	14,439	17,332	3	31,774
Noninterest expense	108,879	14,682	158	123,719
Income tax expense (benefit)	6,511	918	(7,429)	—

Net income (loss)	$12,090	$1,705	$(6,088)	$19,883

Total assets	$5,839,711	$58,872	$2,404	$5,900,987

Note 16—Subsequent Events

In August 2014, the Company repaid the preferred stock including all accrued dividends issued to the Small Business Lending Fund. The preferred stock was redeemed at par, which was approximately $32.9 million as of the date of redemption.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Cadence Financial Corporation:

We have audited the accompanying consolidated balance sheets of Cadence Financial Corporation and subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cadence Financial Corporation and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/KPMG/

Houston Texas

September 26, 2014

CADENCE FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND 2012

	December 31, 2013	December 31, 2012
	(Amounts in thousands, except share data)
ASSETS
Cash and due from banks	$55,162	$82,569
Interest-bearing deposits with banks	227,518	298,584
Federal funds sold	7,051	9,223

Total cash and cash equivalents	289,731	390,376
Securities available-for-sale	478,690	561,324
Securities held-to-maturity (estimated fair value of $858 and $879 at December 31, 2013 and 2012, respectively)	780	875
Other securities—FRB and FHLB stock	34,989	34,521

Total securities	514,459	596,720
Tax liens	2,515	3,321
Mortgage loans held for sale	7,201	25,592
Loans	4,859,240	3,992,376
Less: allowance for credit losses	(44,269)	(34,102)

Net loans	4,814,971	3,958,274
Interest receivable	38,074	41,534
Premises and equipment, net	87,055	91,480
Other real estate	57,837	78,295
Cash surrender value of life insurance	97,710	95,432
Net deferred tax asset	76,194	12,179
Indemnification asset—FDIC	4,275	9,593
Goodwill	317,817	318,038
Other intangible assets, net	40,160	52,366
Other assets	105,044	55,230

Total assets	$6,453,043	$5,728,430

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Noninterest-bearing deposits	$1,231,179	$1,198,720
Interest-bearing deposits	4,115,658	3,434,847

Total deposits	5,346,837	4,633,567
Interest payable	1,358	1,465
Securities sold under agreements to repurchase	11,634	26,155
Federal Home Loan Bank advances	—	80,000
Junior subordinated debentures	34,025	33,103
Other liabilities	55,683	42,946

Total liabilities	5,449,537	4,817,236

Shareholders’ Equity:
Preferred Stock	30,641	29,211
Common Stock $0.01 par value, 1,000 shares issued and outstanding at December 31, 2013 and 2012	—	—
Additional paid-in capital	877,655	876,639
Retained earnings (deficit)	90,394	(10,505)
Accumulated other comprehensive income (“OCI”)	4,816	15,851

Total shareholders’ Equity	1,003,506	911,196

Total liabilities and shareholders’ equity	$6,453,043	$5,728,430

See accompanying notes to the consolidated financial statements.

CADENCE FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,

	2013	2012
	(Amounts in thousands, except per share data)
INTEREST INCOME
Interest and fees on loans	$257,726	$226,390
Interest and dividends on securities:
Taxable	13,467	13,309
Tax-exempt	439	498
Other interest income	711	770

Total interest income	272,343	240,967

INTEREST EXPENSE
Interest on time deposits of $100,000 or greater	4,647	3,748
Interest on other deposits	11,502	10,641
Interest on borrowed funds	2,436	1,951

Total interest expense	18,585	16,340

Net interest income	253,758	224,627
Provision for credit losses	18,601	40,490

Net interest income after provision for credit losses	235,157	184,137

NONINTEREST INCOME
Service charges on deposit accounts	10,792	11,262
Other service fees	4,222	4,089
Trust services revenue	12,792	7,234
Mortgage banking income	5,107	6,339
Investment advisory revenue	15,379	7,379
(Losses) gains on other real estate, net	(1,572)	10,791
Securities gains, net	2,877	509
Accretion of FDIC indemnification asset	(5,318)	(6,462)
Other income	20,054	13,534

Total noninterest income	64,333	54,675

NONINTEREST EXPENSE
Salaries and employee benefits	130,311	123,909
Premises and equipment	36,038	29,451
Intangible asset amortization	12,206	9,649
Other expense	73,542	75,387

Total noninterest expense	252,097	238,396

Income before income taxes	47,393	416
Income tax (benefit) expense	(56,249)	2,279

Net income	103,642	(1,863)
Less:
Preferred stock dividend	1,313	165
Preferred stock discount accretion	1,430	868

Net income attributable to common shareholder	$100,899	$(2,896)

Net income per common share, basic and diluted	$100,899	$(2,896)
Weighted average common shares outstanding, basic and diluted	1	1

See accompanying notes to consolidated financial statements.

CADENCE FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR YEARS ENDED DECEMBER 31, 2013 AND 2012

	For the Year Ended December 31, 2013			For the Year Ended December 31, 2012
	Before tax amount	Tax Benefit (Expense)	Net of Tax Amount	Before tax amount	Tax Benefit (Expense)	Net of Tax Amount
	(Amounts in thousands)
Net income (loss)	$47,393	$56,249	$103,642	$416	$(2,279)	$(1,863)
Net unrealized (losses) gains on securities available-for-sale:
Net unrealized (losses) gains arising during the period	(22,295)	8,666	(13,629)	4,879	(1,811)	3,068
Reclassification adjustments for gains realized in net income	2,877	(1,094)	1,783	509	(193)	316
Change in deferred tax asset valuation allowance*	—	—	—	—	2,004	2,004

Net unrealized (losses) gains on securities available-for-sale	(19,418)	7,572	(11,846)	5,388	—	5,388
Change in pension liability:
Amortization arising during the period	1,393	(582)	811	542	(210)	332
Change in deferred tax asset valuation allowance*	—	—	—	—	210	210

Other comprehensive (loss) income	(18,025)	6,990	(11,035)	5,930	—	5,930

Less:
Preferred stock dividend	1,313	—	1,313	165	—	165
Preferred stock discount accretion	1,430	—	1,430	868	—	868

Comprehensive income attributable to common shareholder	$26,625	$63,239	$89,864	$5,313	$(2,279)	$3,034

*	In accordance with ASC 740-20-45-11(b), the deferred tax asset valuation allowance associated with unrealized gains and losses not recognized in income is charged directly to other comprehensive income (loss).

See accompanying notes to consolidated financial statements.

CADENCE FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated OCI	Total Shareholders’ Equity
	(Amounts in thousands)
Balance, December 31, 2011	$—	$—	$598,696	$(7,609)	$9,921	$601,008
Capital contributions	—	—	37,600	—	—	37,600
Increase due to merger of Encore into the Company	—	—	239,581	—	—	239,581
Class C stock based compensation cost	—	—	762	—	—	762
Assumption of preferred stock of subsidiary through Encore acquisition, net of discount	28,343	—	—	—	—	28,343
Preferred stock dividends	—	—	—	(165)	—	(165)
Preferred stock discount accretion	868	—	—	(868)	—	—
Net loss	—	—	—	(1,863)	—	(1,863)
Other comprehensive income	—	—	—	—	5,930	5,930

Balance, December 31, 2012	29,211	—	576,639	(10,505)	15,851	911,196
Class C stock based compensation cost	—	—	1,016	—	—	1,016
Preferred stock dividends	—	—	—	(1,313)	—	(1,313)
Preferred stock discount accretion	1,430	—	—	(1,430)	—	—
Net income	—	—	—	103,642	—	103,642
Other comprehensive loss	—	—	—	—	(11,035)	(11,035)

Balance, December 31, 2013	$30,641	$—	$877,655	$90,394	$4,816	$1,003,506

See accompanying notes to consolidated financial statements.

CADENCE FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
	(Amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$103,642	$(1,863)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization	21,455	16,908
Deferred income taxes	(57,024)	(358)
Provision for credit losses	18,601	40,490
Net accretion/amortization of fair values of assets acquired and liabilities assumed	(4,947)	(7,357)
Increase in cash value of life insurance, net	(2,278)	(6,748)
Class C stock compensation costs	1,016	762
Securities amortization and accretion, net	4,005	7,220
Gain on sale of securities, net	(2,877)	(509)
Gain on sale of mortgage loans, net	(3,046)	(2,948)
Losses (gains) on foreclosed property, net	1,572	(10,791)
Decrease (increase) in interest receivable	3,460	(20,120)
Proceeds from sale of mortgage loans held for sale	192,696	210,759
Origination of mortgage loans held for sale	(172,950)	(214,099)
Decrease in other assets	3,183	5,438
Decrease in interest payable	(107)	(2,962)
Increase in other liabilities	12,739	8,862

Net cash provided by operating activities	119,140	22,684

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash received in connection with the Encore contribution from the Parent	—	245,729
Redemptions of tax lien certificates	806	2,634
FDIC reimbursement of recoverable covered assets	—	103,932
Purchase of securities available-for-sale	(169,186)	(410)
Proceeds from other securities, net	468	2,572
Proceeds from sales of securities available-for-sale	33,349	133,716
Proceeds from maturities and calls of securities available-for-sale	141,796	199,624
Proceeds from maturities and calls of securities held-to-maturity	95	90
Increase in loans, net	(904,477)	(738,149)
Purchase of premises and equipment	(8,695)	(54,186)
Proceeds from disposition of foreclosed property	61,453	44,234

Net cash used in investing activities	(844,391)	(60,214)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in deposits	720,440	294,074
Net change in securities sold under agreements to repurchase	(14,521)	(15,448)
Net decrease in short-term FHLB borrowings	(80,000)	(251,041)
Capital contributions from Parent	—	37,600
Dividends paid on preferred stock	(1,313)	(165)

Net cash provided by financing activities	624,606	65,020
Net (decrease) increase in cash and cash equivalents	(100,645)	27,490
Cash and cash equivalents at beginning of year	390,376	362,886

Cash and cash equivalents at end of year	$289,731	$390,376

See accompanying notes to consolidated financial statements.

CADENCE FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of Accounting Policies

Cadence Financial Corporation (the “Company” or “CFC”) is a wholly owned subsidiary of Cadence Bancorp, LLC. (“CBC”) and is a bank holding company whose primary asset is its investment in its subsidiary bank, Cadence Bank, N.A. (“the Bank”). The Company, a Mississippi corporation, was acquired by CBC on March 4, 2011. CBC was formed on November 18, 2009 and commenced operations on March 12, 2010.

Basis of Presentation and Consolidation

The Company and its subsidiaries follow accounting principles generally accepted in the United States of America, including, where applicable, general practices within the banking industry. The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Management has evaluated subsequent events for potential recognition or disclosure in the consolidated financial statements through the date of the issuance of these consolidated financial statements. No subsequent events were identified that would have required a change to the consolidated financial statements or disclosure in the notes to the consolidated financial statements, other than as disclosed in Note 24, Subsequent Events.

Nature of Operations

On April 15, 2011, CBC, through its newly-chartered bank subsidiary, Superior Bank, N.A., (“Superior Bank”) entered into a purchase and assumption agreement with the FDIC, to acquire the assets and assume all deposits and certain other liabilities of the former Superior Bank. Superior Bank was closed on April 15, 2011, by the Office of Thrift Supervision and had appointed the FDIC as receiver. Following the close of business on November 10, 2011, Superior Bank, was merged into the Bank.

The Bank operates under a national bank charter and is subject to regulation by the Office of the Comptroller of the Currency. The Bank provides full banking services in six southern states: Alabama, Florida, Georgia, Mississippi, Tennessee, and Texas.

The Company’s subsidiaries are as follows:

•	Town & Country Insurance Agency, Inc., dba Cadence Insurance—full service insurance agency

•	The Bank’s subsidiaries are as follows:

•	Linscomb & Williams—financial advisory firm

•	Cadence Investment Services, Inc.—provides investment and insurance products in Alabama and Florida

•	SFS, LLC—invests in tax liens

On January 20, 2012, the Bank completed the sale of approximately 67% of the loan portfolio of Superior Financial Services, LLC, for total proceeds of approximately $26.9 million, with final settlement occurring in the second quarter of 2012. The remaining loans, all of which are secured by real estate, have been merged into the Bank’s loan portfolio, and the CBC is in process of dissolving Superior Financial Services, LLC.

On July 2, 2012, CBC completed the acquisition of Encore Bancshares, Inc. (“Encore”), a financial holding company headquartered in Houston, Texas. Under the terms of the agreement, CBC paid $20.62 per share, or $250.7 million, for the outstanding shares of Encore (See Note 2). Following the close of business on September 14, 2012, Encore Bank, N.A., Encore’s subsidiary bank, was merged into the Bank after the capital contribution of Encore to the Company.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the allowance for credit losses, valuation of and accounting for acquired credit impaired loans and any FDIC indemnification asset, valuation of goodwill, intangible assets and deferred income taxes.

Acquisition Accounting

The Company has determined that the Encore acquisition (See Note 2) constitutes a business combination as defined in ASC Topic 805, “Business Combinations.” Accordingly, as of the date of acquisition, the Company recorded the assets acquired and liabilities assumed at fair value. If the fair value of net assets purchased exceeds the fair value of consideration paid, a bargain purchase gain is recognized at the date of acquisition. Conversely, if the consideration paid exceeds the fair value of the net assets acquired, goodwill is recognized at the acquisition date.

The Company determined initial fair values in accordance with the guidance provided in ASC Topic 820, “Fair Value Measurements and Disclosures.” Fair value was established by discounting the expected future cash flows with a market discount rate for like maturity and risk instruments. The estimation of expected future cash flows requires significant assumptions about appropriate discount rates, expected future cash flows, market conditions and other future events and actual results could differ materially. Fair values are subject to refinement after the closing date of an acquisition as information relative to closing date fair values becomes available. The Company has made the determinations of fair value using the best information available at the time.

Securities

Securities are accounted for as follows:

Securities Available-for-Sale

Securities classified as available-for-sale are those securities that are intended to be held for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including movements in interest rates, liquidity needs, security risk assessments, changes in the mix of assets and liabilities and other similar factors. These securities are carried at their estimated fair value, and the net unrealized gain or loss is reported as accumulated other comprehensive income (loss), net of tax, until realized. Premiums and discounts are recognized in interest income using the effective interest method.

Realized gains and losses on the sale of securities available-for-sale are determined using the adjusted cost using the specific identification method on a trade date basis.

Securities Held-to-Maturity

Securities classified as held-to-maturity are those securities for which there is a positive intent and ability to hold to maturity. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method.

Trading Account Securities

Trading account securities are securities that are held for the purpose of selling them at a profit. The Company had no trading account securities as of December 31, 2013 or 2012.

FHLB and FRB Stock

The Company, through its banking subsidiary, has stock in the Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) stock totaling $35.0 million and $34.5 million (its par value) as of December 31, 2013 and 2012, respectively, which is presented separately on the consolidated balance sheets. These investments do not have readily determinable fair values and no quoted market prices, as ownership is restricted to member institutions and all transactions take place at par value with the FHLB or FRB as the only purchaser. Therefore, the Company accounts for these investments as long-term assets and carries them at cost. Management’s determination as to whether this investment is impaired is based on management’s assessment of the ultimate recoverability of its par value (cost) rather than recognizing temporary declines in its fair value.

Derivative Financial Instruments and Hedging Activities

Derivative instruments are accounted for under the requirements of ASC Topic 815, “Derivatives and Hedging.” ASC Topic 815 requires companies to recognize all of their derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value.

The fair value of derivative positions outstanding is included in other assets and other liabilities in the accompanying consolidated balance sheets and in the net change in each of these financial statement line items in the accompanying consolidated statements of cash flows. The change in fair value of derivatives is reflected currently in earnings. The Company does not speculate using derivative instruments.

Interest Rate Lock Commitments

In the ordinary course of business, the Company enters into certain commitments with customers in connection with residential mortgage loan applications. Such commitments are considered derivatives under current accounting guidance and are required to be recorded at fair value. The change in fair value of these instruments is reflected currently in earnings in mortgage loan income.

Forward Sales Commitments

To mitigate the effect of the interest rate risk inherent in providing interest rate lock commitments to customers, the Company enters into forward sales commitments of mortgage-backed securities (“MBS”) with investors. During the period from commitment date to closing date, the Company is subject to the risk that market rates of interest may change. In an effort to mitigate such risk, forward delivery sales commitments, under which the Company agrees to deliver certain MBS, are established. These commitments are non-hedging derivatives in accordance with current accounting guidance and recorded at fair value, with changes in fair value reflected currently in earnings in mortgage loan income.

Forward Purchase Commitments

If the Company determines that the amount of its forward sales commitments exceeds the amount necessary to mitigate the interest rate risk in the rate lock commitments, it will enter into forward purchase commitments to purchase MBS on an agreed-upon date and price similar to the terms of forward sales commitments. These commitments are non-hedging derivatives in accordance with current accounting guidance and recorded at fair value, with changes in fair value reflected currently in earnings in mortgage loan income.

Interest Rate Swap and Cap Agreements

To meet the financing needs and interest rate risk management needs of its customers, the Company enters into interest rate swap and cap agreements on commercial loans with customers while at the same time enters into an offsetting interest rate swap or cap agreement with another financial institution in order to minimize the Company’s interest rate risk. These interest rate swap and cap agreements are non-hedging derivatives and are recorded at fair value with changes in fair value reflected in earnings in other non-interest income. The fair value of these derivatives is recorded on the consolidated balance sheet in other assets and other liabilities.

Foreign Currency Contracts

The Company enters into certain foreign currency exchange contracts on behalf of its clients to facilitate their risk management strategies, while at the same time entering into offsetting foreign currency exchange contracts in order to minimize the Company’s interest foreign currency exchange risk. The contracts are short term in nature, and any gain or loss incurred at settlement is recorded as other non-interest income or other non-interest expense. The fair value of these contracts is reported in other assets and other liabilities. There were no such contracts outstanding as of December 31, 2013 or 2012. The Company does not apply hedge accounting to these contracts.

Counterparty Credit Risk

Derivative contracts involve the risk of dealing with both bank customers and institutional derivative counterparties and their ability to meet contractual terms. Under Company policy, institutional counterparties must be approved by the Company’s Asset/Liability Management Committee. The Company’s credit exposure on forward commitments is limited to the net value.

Tax Lien Certificates

Tax lien certificates represent a priority lien against real property for which assessed real estate taxes are delinquent. As directed by the Company’s primary regulator, tax lien certificates are carried at cost and classified as non-accruing assets. Interest income is recorded on the cash basis when collected.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Generally, loans in this category are sold within thirty days. These loans are primarily sold with the mortgage servicing rights released. Fees on mortgage loans sold individually in the secondary market, including origination fees, service release premiums, processing and administrative fees, and application fees, are recognized as mortgage loan income in the period in which the loans are sold. These loans are underwritten to the standards of upstream correspondents and are held on the Company’s consolidated balance sheets until the loans are sold.

Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2013 and 2012, an insignificant number of loans were returned to the Company.

Loans (Excluding Acquired Credit Impaired Loans)

Loans include loans that are originated by the Company and acquired loans that are not considered impaired at acquisition. Loans originated by the Company are carried at the principal amount outstanding adjusted for the allowance for credit losses, net deferred origination fees, and unamortized discounts and premiums. Interest income is recognized based on the principal balance outstanding and the stated rate of the loan. Loans acquired through acquisition are initially recorded at fair value. Discounts created when the loans were recorded at their estimated fair values at acquisition are accreted over the remaining term of the loan as an adjustment to the related loan’s yield.

A loan is considered to be impaired when it appears probable that the entire amount contractually due will not be collected. Factors considered in determining impairment include payment status, collateral values, and the probability of collecting scheduled payments of principal and interest when due. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral-dependent.

Commercial loans, including small business loans, are generally placed on nonaccrual status when principal or interest is past due ninety days or more unless the loan is well secured and in the process of collection, or when the loan is specifically determined to be impaired. When a commercial loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income.

Consumer loans, including residential first and second lien loans secured by real estate, are generally placed on nonaccrual status when they are 120 or more days past due. When a consumer loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income.

Cash receipts on nonaccrual loans are used to reduce principal rather than recorded as interest income. Past due status is determined based upon contractual terms.

A nonaccrual loan may be returned to accrual status when repayment is reasonably assured and there has been demonstrated performance under the terms of the loan or, if applicable, under the terms of the restructured loan.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

Allowance for Credit Losses

The allowance for credit losses (ACL) is established through charges to earnings in the form of a provision for credit losses. The ACL is maintained at a level that management believes is adequate to absorb all probable losses on loans inherent in the loan portfolio as of the reporting date. Events that are not within the Company’s control, such as changes in economic factors, could change subsequent to the reporting date and could cause the ACL to be overstated or understated. The amount of the ACL is affected by loan charge-offs, which decrease the ACL; recoveries on loans previously charged off, which increase the ACL; and the provision for credit losses charged to earnings, which increases the

ACL. In determining the provision for credit losses, management monitors fluctuations in the ACL resulting from actual charge-offs and recoveries and reviews the size and composition of the loan portfolio in light of current and anticipated economic conditions.

The ACL is comprised of the following four components:

•	Specific reserves are recorded on loans reviewed individually for impairment. Generally, all loans that are individually identified as impaired are reviewed on a quarterly basis in order to determine whether a specific reserve is required. A loan is considered impaired when, based on current information, it is probable that we will not receive all amounts due in accordance with the contractual terms of the loan agreement. Once a loan has been identified as impaired, management measures impairment in accordance with ASC Topic 310, “Receivables.” The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral-dependent. When management’s measured value of the impaired loan is less than the recorded investment in the loan, the amount of the impairment is recorded as a specific reserve. These specific reserves are determined on an individual loan basis based on management’s current evaluation of the loss exposure for each credit, given the payment status, the financial condition of the borrower and any guarantors and the value of any underlying collateral. Loans that are individually identified as impaired are excluded from the general reserve calculation described below. Changes in specific reserves from period to period are the result of changes in the circumstances of individual loans such as charge-offs, payments received, changes in collateral values or other factors.

•	A general reserve is also maintained for each loan segment, not specifically reviewed, in the loan portfolio. The credit segment types are stratified by class of receivable and credit risk rating. Loss rates are calculated on a rolling loss rate based on a 3-tiered weighted loss look back period within each segment considered to be sufficient to capture all inherent losses present in each credit segment within the total portfolio. Loss look back periods are reviewed periodically and adjusted only if the maturity profile of the credits within a general segment has materially shortened or lengthened from the prior year or there has been a material change in the credit segment’s risk profile that has been fully documented to support the change in the weightings of the look back period. Loss rate floors and ceilings are also applied to each credit segment type to minimize the effect of unusual or isolated loss events. Due to the growth of the credit portfolio into new geographic areas and into new commercial segmentations the Company recognizes there is inadequate historical loss information to adequately estimate loss rate bands based primarily on historical loss data. Therefore, external loss data was acquired from the research arm of a nationally recognized risk rating agency to act as a proxy for loss rates within the ACL model until sufficient loss history can be accumulated from the Company’s loss experience in these segments. These loss rate bands were developed specifically for individual loans such as charge-offs, payments received, changes in collateral values or other factors.

•	In assessing the overall risk of the credit portfolio, the ACL Committee also considers the following qualitative factors that may affect the expected future credit losses within the current credit portfolio. Management discretion dictates how these factors should affect certain segments (or the entire portfolio) according to a number of basis points to be added to (or subtracted from) pass-rated loan loss rates. By their nature, qualitative adjustments attempt to quantify and standardize factors that serve as “leading indicators” of future credit deterioration or improvement. These primary adjustment factors include, but not limited to the following:

•	Lending policies, procedures, practices or philosophy, including underwriting standards and collection, charge-off and recovery practices

•	Changes in national and service market economic and business conditions that could affect the level of default rates or the level of losses once a default has occurred within the Bank’s existing loan portfolio

•	Changes in the nature or size of the portfolio, including collateral values

•	Other managerial discretionary factors affecting loss rates in specific segments

•	Volume and/or severity of past due and classified credits or trends in the volume of losses, non-accrual credits, impaired credits and other credit modifications

•	Quality of the institution’s Credit review system and processes and the degree of oversight by bank management and the board of directors

•	Concentrations of credit such as industry and lines of business

•	Competition and legal and regulatory requirements or other external factors

•	In connection with acquisitions (see Accounting for Acquired Loans and FDIC Loss Share Receivable below), the Company acquired certain loans considered impaired and accounts for these loans under the provisions of ASC Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, which require the initial recognition of these loans at the present value of amounts expected to be received. The ACL previously associated with these loans does not carry over to the books of the acquiring entity. Any deterioration in the credit quality of these loans subsequent to acquisition would be considered in the ACL. For any increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan’s or pool’s remaining life. The Company also accounts for certain acquired loans considered performing at the time of acquisition by analogy to ASC 310-30. These loans are acquired at a discount, attributable in part to credit quality, for which the Company believes based on the characteristics of the loans that accounting under ASC 310-30 is appropriate.

Management presents the quarterly review of the ACL to the Bank’s Board of Directors, indicating any recommendations as to adjustments in the ACL. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as events change.

Accounting for Acquired Loans and FDIC Loss Share Receivable

Acquired Loans

The Company accounts for its acquisitions (See Note 2) under ASC Topic 805, which requires the use of the acquisition method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. No ACL related to the acquired loans is recorded on the acquisition date as the fair value of the loans acquired incorporates assumptions regarding credit risk. Loans acquired are recorded at fair value in accordance with the fair value methodology prescribed in ASC Topic 820, exclusive of the shared-loss agreements with the Federal Deposit Insurance Corporation (FDIC) (see “FDIC loss share receivable” below). The fair value estimates associated with the loans include estimates related to the amount and timing of undiscounted expected principal, interest and other cash flows, as well as the appropriate discount rate. At the time of acquisition, the Company estimated the fair value of the total acquired loan portfolio by segregating the portfolio into loan pools with similar characteristics and certain specifically-reviewed non-homogeneous loans. The similar characteristics used to establish the pools included:

•	Risk rating,

•	The loan type based on regulatory reporting guidelines; namely whether the loan was a residential, construction, consumer, or commercial loan, and

•	The nature of collateral.

From these pools, the Company used certain loan information, including outstanding principal balance, estimated probability of default and loss given default, weighted average maturity, weighted average term to re-price (if a variable rate loan), estimated prepayment rates, and weighted average interest rate to estimate the expected cash flow for each loan pool. For the specifically-reviewed loans expected cash flows were determined for each loan based on current performance and collateral values, if the loan is collateral dependent.

The Company accounts for and evaluates acquired credit impaired (“ACI”) loans in accordance with the provisions of ASC Topic 310-30. When ACI loans exhibit evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all principal and interest payments in accordance with the terms of the loan agreement, the expected shortfall in future cash flows, as compared to the contractual amount due, is recognized as a non-accretable discount. Any excess of expected cash flows over the acquisition date fair value is known as the accretable discount, and is recognized as accretion income over the life of each pool or individual loan. ACI loans that meet the criteria for non-accrual of interest at the time of acquisition may be considered performing upon acquisition, regardless of whether the customer is contractually delinquent, if the timing and expected cash flows on such loans can be reasonably estimated and if collection of the new carrying value of such loans is expected. However, if the timing or amount of the expected cash flows cannot be reasonably estimated an ACI loan may be placed in nonaccruing status. Expected cash flows over the acquisition date fair value are periodically re-estimated utilizing the same cash flow methodology used at the time of acquisition and subsequent decreases to the expected cash flows will generally result in a provision for credit losses charge to the Company’s consolidated statements of operations. Conversely, subsequent increases in expected cash flows result in a transfer from the non-accretable discount to the accretable discount, which would have a positive impact on accretion income prospectively. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change.

FDIC Indemnification Asset

An FDIC indemnification asset results from the loss sharing agreement in an FDIC-assisted transaction and is measured separately from the related covered assets as they are not contractually embedded in those assets and are not transferable should the Company choose to dispose of the covered assets. The FDIC indemnification asset represents the estimated fair value of expected reimbursements from the FDIC for losses on covered loans and other real estate owned (OREO). Pursuant to the terms of the loss sharing agreement, covered loans and OREO are subject to stated loss thresholds whereby the FDIC will reimburse the Company for a percentage of losses and expenses up to the stated loss thresholds. The FDIC indemnification asset is initially recorded at its estimated fair value. Fair value is estimated using projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. These cash flows are discounted to reflect the uncertainty of the timing of the loss sharing reimbursement from the FDIC and the discount is accreted to income in connection with the expected speed of reimbursements. This accretion is included in noninterest income in the consolidated statements of operations.

The accounting for the FDIC indemnification asset is closely related to the accounting for the underlying, indemnified assets. The Company re-estimates the expected indemnification asset cash flows in conjunction with the periodic re-estimation of cash flows on covered loans. Improvements in cash flow expectations on covered loans generally result in a related decline in the expected indemnification cash flows and are reflected prospectively as a yield adjustment on the indemnification asset. Declines in cash flow expectations on covered loans generally result in an increase in expected indemnification cash flows, subject to contractual limitations, and are reflected as both FDIC loss sharing income and an increase to the indemnification asset. As indemnified assets are resolved and the Company is reimbursed by the FDIC for the value of the resolved portion of the FDIC indemnification asset, the Company reduces the carrying value of the FDIC indemnification asset.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are determined using the straight-line method at rates calculated to depreciate or amortize the cost of assets over their estimated useful lives.

Maintenance and repairs of property and equipment are charged to earnings, and major improvements are capitalized. Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any gains or losses are included in earnings.

Other Real Estate

OREO consists of properties acquired through foreclosure and unutilized bank-owned properties. These properties, as held for sale properties, are recorded at fair value, less estimated costs to sell, and on the date of foreclosure establishing a new cost basis for the property. Subsequent to the foreclosure date the OREO is maintained at the lower of cost or fair value. Any write-down to fair value required at the time of foreclosure is charged to the ACL. Subsequent gains or losses on other real estate resulting from the sale of the property or additional valuation allowances required due to further declines in fair value are reported in noninterest income or noninterest expense.

Goodwill and Other Intangible Assets

Goodwill is accounted for in accordance with ASC Topic 350, and accordingly is not amortized but is evaluated for impairment at least annually, in the fourth quarter or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Under ASC 350-20, the requirement to assign and then test goodwill for impairment at the reporting unit level also applies to nonpublic companies that do not currently report segment information under ASC 280. A reporting unit is defined as an operating segment or a component of that operating segment, as defined in ASC 280. Reporting units may vary, depending on the level at which performance of the segment is reviewed. Due to the timing of the Encore acquisition, the Company’s 2012 impairment testing included quantitative testing on the Bank’s reporting unit and qualitative testing on the Linscomb & Williams and Town & Country Insurance Agency, Inc. reporting units in accordance with ASC 350-20-35-28. The Company’s 2013 impairment testing was performed under the optional qualitative impairment assessment, as defined in Accounting Standards Update (ASU) 2011-08 on each of the reporting units. No impairment was identified in 2012 or 2013.

Other identifiable intangible assets consist primarily of the core deposit premiums and customer relationships arising from acquisitions. These intangibles were established using the discounted cash flow approach and are being amortized using an accelerated method over the estimated remaining life of each intangible recorded at acquisition. These finite-lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable from undiscounted future cash flows or that it may exceed its fair value.

Income Taxes

The Company and its significant subsidiaries are subject to income taxes in federal, state and local jurisdictions, and such corporations account for income taxes under the asset and liability method in accordance with ASC Topic 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The recognition of a net deferred tax asset is dependent upon a “more likely than not” expectation of realization of the net deferred tax asset, based upon the analysis of available evidence. The net deferred tax asset recoverability is calculated using a consistent approach, which considers the relative impact of negative and positive evidence, including review of historical financial performance, and all sources of future taxable income, such as projections of future taxable income exclusive of future reversals of temporary differences and carryforwards, tax planning strategies, and any carryback availability. A valuation allowance is required to sufficiently reduce the net deferred tax asset to the amount that is expected to be realized on a “more likely than not” basis. Changes in the valuation allowance are generally recorded through earnings.

Cash Surrender Value of Life Insurance

The Company invests in bank-owned life insurance (“BOLI”), which involves the purchasing of life insurance on selected employees. The Company is the owner of the policies and, accordingly, the cash surrender value of the policies is included in total assets, and increases in cash surrender values are reported as income in the consolidated statements of operations. The cash value accumulation on BOLI is permanently tax deferred if the policy is held to the insured person’s death and certain other conditions are met.

Revenue Recognition

Service Charges on Deposit Accounts

Service charges on deposit accounts consist of non-sufficient funds fees, account analysis fees, and other service charges on deposits which consist primarily of monthly account fees. Non-sufficient funds fees are recognized at the time when the account overdraft occurs in accordance with regulatory guidelines. Account analysis fees consist of fees charged to certain commercial demand deposit accounts based upon account activity (and reduced by a credit which is based upon cash levels in the account).

Insurance Commissions and Fees

Commission revenue is recognized as of the effective date of the insurance policy, the date the customer is billed, or the date the commission is received, whichever is later. The Company also receives contingent commissions from insurance companies as additional incentive for achieving specified premium volume goals and/or the loss experience of the insurance placed by it. The Company recognizes contingent commissions from insurance companies when determinable, which is generally when such commissions are received or when data is received from the insurance companies that allow the reasonable estimation of these amounts. Commission adjustments are recorded, including policy cancellations and override commissions, when the adjustments become reasonably estimable, which is generally in the period in which they occur.

Assets Under Administration and Asset Management Fees

The Company does not include assets held in fiduciary or agency capacities in the consolidated balance sheets; as such items are not assets of the Company. Fees from asset management activities are recorded on the accrual basis, over the period in which the service is provided. Fees are a function of the market value of assets administered and managed, the volume of transactions, and fees for other services rendered, as set forth in the underlying client agreement. This revenue recognition involves the use of estimates and assumptions, including components that are calculated based on estimated asset valuations and transaction volumes.

Commercial Lending Fees

Commercial lending fees primarily include fees assessed on the unused portion of commercial lines of credit (“unused commitment fees”) and syndication agent fees. Unused commitment fees are recognized when earned. Syndication agent fees are generally recognized when the transaction is complete.

Bankcard Fees

Bankcard fees include primarily bankcard interchange revenue which is recorded as revenue when earned.

Advertising Costs

Advertising costs are expensed in the period in which they are incurred. For the years ended December 31, 2013 and 2012, the Company expensed approximately $3.4 million and $4.1 million, respectively, related to advertising costs.

Employee Benefits

The Company offers a 401(k) defined contribution benefit plan to its employees. The plan provides for a 100% match of employee contributions up to three percent of employee compensation and a 50% match of employee contributions on the next two percent of employee compensation. All contributions and related earnings are 100% vested.

Employees hired by the Bank prior to January 1, 2001 participate in a noncontributory defined benefit pension plan. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service and compensation. Contributions to the plan reflect benefits attributed to employees’ services to date, as well as services expected to be provided in the future. The annual pension cost charged to expense is actuarially determined in accordance with the provisions of ASC Topic 715, “Compensation-Retirement Benefits.” The plan was amended effective January 1, 2001, to close participation in the plan, and employees hired subsequent to December 31, 2000, are not eligible to participate.

On January 1, 2001, the Company adopted a defined contribution profit sharing plan. Employer contributions were made annually equal to 3% of each participant’s base pay, and participant accounts were 100% vested upon completion of five years of service. Effective January 1, 2008, the plan was frozen to new participants. The profit sharing plan was terminated on March 31, 2011, and the majority of the participant account balances had been distributed by December 31, 2012.

The Company has a supplemental retirement plan that originated from an acquired bank for certain directors and officers of that acquired bank. The annual cost charged to expense and the estimated present values of the projected payments are actuarially determined in accordance with the provisions of ASC Topic 715.

Prior to its acquisition by CBC, the Company entered into agreements with certain senior officers to establish an unqualified supplemental retirement plan. The plan allows for fixed payment amounts to begin on a monthly basis at age 65. The annual cost charged to expense and the estimated present value of the projected payments was determined in accordance with the provisions of ASC Topic 715. As of March 4, 2011, when the Company was acquired by CBC, the present value of projected payments was recorded as a liability, in accordance with ASC Subtopic 710-30.

The Company provides a voluntary deferred compensation plan for certain of its executive and senior officers. Under this plan, the participants may defer up to 25% of their base compensation and 100% of certain incentive compensation. The Company may, but is not obligated to, contribute to the plan. Amounts contributed to this plan are credited to a separate account for each participant and are subject to a risk of loss in the event of the Company’s insolvency. The Company made no contributions to this plan in 2013 or 2012.

Equity Incentive Plan

CBC maintains an equity incentive plan that provides for the granting of CBC Non-Voting Class C Incentive Units. The Company values these units at the grant date fair value and recognizes expense over the requisite service period. These share–based compensation costs are recorded as a component of salaries and employee benefits in the statements of operations. Expense related to these issuances were $762 thousand and $1.0 million for the years ended December 31, 2013 and 2012, respectively.

Long Term Incentive Plan

The Company offers a long-term incentive plan to certain employees that provides for cash compensation, half of which are based on the value of the shares of CBC as determined on at least a quarterly basis. The awards are generally subject to a 36 month vesting period and the attainment of certain three year profitability levels. The Company adjusts the accrual related to this plan on at least a quarterly basis, based on the phantom shares awarded, and the fair value of the CBC’s stock. Expense under this plan was $682 thousand and $0 as of December 31, 2013 and 2012, respectively.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks, interest-bearing deposits with banks, and federal funds sold. Generally, federal funds are sold for one to seven day periods.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit, credit card lines, standby letters of credit and commitments to purchase securities. Such financial instruments are recorded in the consolidated financial statements when they are exercised.

Fair Value of Financial Instruments

Fair value estimates are made at a specific point in time, based on relevant market information and other information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale, at one time, the entire holdings of a particular financial instrument. Because no market exists for a portion of the financial instruments, fair value estimates are also based on judgments regarding estimated cash flows, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Management employs independent third-party pricing services to provide fair value estimates for the Company’s investment securities available for sale and held to maturity. Fair values for investment securities and certain derivative financial instruments are typically the prices supplied by a third-party pricing service or an unrelated counterparty, which utilize quoted market prices, broker/dealer quotations for identical or similar securities, and/or inputs that are observable in the market, either directly or indirectly, for substantially similar securities. Level 1 securities are typically exchange quoted prices. Level 2 securities are typically matrix priced by a third-party pricing service to calculate the fair value. Such fair value measurements consider observable data, such as relevant broker/dealer quotes, market spreads, cash flows, yield curves, live trading levels, trade execution data, market consensus prepayments speeds, credit information, and the respective terms and conditions for debt instruments. Level 3 instruments’ value is determined using pricing models, discounted cash flow models and similar techniques, and may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability. These methods of valuation may result in a significant portion of the fair value being derived from unobservable assumptions that reflect the Company’s own estimates for assumptions that market participants would use in pricing the asset or liability.

Management uses various validation procedures to validate the prices received from pricing services and quotations received from dealers are reasonable for each relevant financial instrument, including reference to relevant broker/dealer quotes or other market quotes and a review of valuations and trade activity of comparable securities. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided by the third-party pricing service.

Understanding the third-party pricing service’s valuation methods, assumptions and inputs used by the firm is an important part of the process of determining that reasonable and reliable fair values are being obtained. Management evaluates quantitative and qualitative information provided by the third-party pricing services to assess whether they continue to exhibit the high level of expertise and internal controls that management relies upon.

Fair value estimates are based on existing financial instruments on the consolidated balance sheet, without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes, premises and equipment, goodwill and other intangible assets. In addition, the income tax ramifications related to the realization of the unrealized gains and losses on available for sale investment securities can have a significant effect on fair value estimates and have not been considered in any of the estimates.

For further information about fair value measurements refer to Note 20.

Recent and Pending Accounting Pronouncements

In September 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity should provide the disclosures required by this ASU retrospectively for all comparative periods presented. The adoption of this ASU was effective for the Bank beginning January 1, 2013. Additionally, in January 2013, FASB issued ASU No. 2013-01,

Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The amendments in this ASU clarify the intended scope of the disclosures required by Section 210-20-50 that affect entities that have derivatives accounted for in accordance with Topic 815, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. Entities with other types of financial assets and financial liabilities subject to a master netting arrangement or similar agreement also are affected because these amendments make them no longer subject to the disclosure requirements in ASU 2011-11. The effective date of ASU 2013-1 was the same as the effective date of ASU 2011-11. The adoption of these ASU’s did not have a material impact on the consolidated financial statements of the Company.

In October 2012, the FASB issued ASU 2012-06, Business Combinations (Topic 805) Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution. The amendments in this ASU clarify the applicable guidance for subsequently measuring an indemnification asset recognized as a result of a government-assisted acquisition of a financial institution. When a subsequent change in the cash flows expected to be collected on the indemnification asset occurs (as a result of a change in cash flows expected to be collected on the assets subject to indemnification), the reporting entity should subsequently account for the change in the measurement of the indemnification assets on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the contractual term of the indemnification agreement (that is, the lesser of the term of the indemnification agreement and the remaining life of the indemnified assets). The effective date of this ASU was January 1, 2013 for the Company. The adoption of this ASU did not have a material impact on the consolidated financial statements of the Company.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220) Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements but require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The effective date of this ASU was January 1, 2013 for the Company. The adoption of this ASU did not have a material impact on the consolidated financial statements of the Company.

In January 2014, the FASB issued ASU No. 2014-01, “Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects,” ASU 2014-01, which enables companies that invest in affordable housing projects that qualify for the low-income housing tax credit (LIHTC) to elect to use the proportional amortization method if certain conditions are met. Under the proportional amortization method, the initial investment cost of the project is amortized in proportion to the amount of tax credits and benefits received, with the results of the investment presented on a net basis as a component of income tax expense (benefit). ASU 2014-01 is effective for interim and annual periods beginning after December 15, 2014, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2014-01.

In January 2014, the FASB issued ASU No. 2014-04, “Receivables—Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure,” (ASU 2014-04), which clarifies when an in-substance foreclosure or repossession of residential real estate property occurs, requiring a creditor to reclassify the loan to other real estate. According to ASU 2014-04, a consumer mortgage loan should be reclassified to other real estate either upon the creditor obtaining legal title to the real estate collateral or when the borrower voluntarily conveys all interest in the real estate property to the creditor through a deed in lieu of foreclosure or similar legal agreement. ASU 2014-04 also clarifies that a creditor should not delay reclassification when a borrower has a legal right of redemption. The Company’s current practice is to delay reclassification of foreclosed residential real estate to other real estate until the redemption period, if any, has expired. The Company expects to prospectively adopt ASU 2014-04 in the first quarter 2015 and does not expect the adoption to have a material effect on the on the consolidated financial statements of the Company.

Note 2—Acquisition

On July 2, 2012, CBC closed on the purchase of Encore. Under the terms of the merger agreement, Encore’s common shareholders received a cash payment of $20.62 per share, or $250.7 million. The Company assumed Encore’s preferred stock issued to the Treasury through the Small Business Lending Fund.

The following table summarizes the allocation of the purchase price to assets and liabilities acquired by CBC on July 2, 2012:

(In thousands)
Cash and cash equivalents	$245,729
Securities	252,590
Loans	1,035,549
Premises and equipment	10,017
Goodwill	135,177
Other intangible asset	39,400
Other assets	51,640

Total assets acquired	1,770,102

Deposits	1,218,471
Other liabilities	272,597
Preferred stock	28,343

Total liabilities assumed	1,519,411

Net cash paid	$250,691

Other intangible assets consist primarily of core deposit intangibles of $12.6 million and customer lists of $26.8 million.

None of the recorded goodwill from Encore acquisition is tax deductible.

The following table discloses unaudited pro forma supplemental information from the combined results of operations of 2012 assuming the acquisition of Encore by CBC had been completed as of January 1, 2012.

Pro Forma (Unaudited) Year Ended December 31, 2012
(In thousands, except per share data)
Net interest income	$250,326
Noninterest income	70,147
Net income	4,685
Net income attributable to common shareholders	2,755
Pro forma earnings per share—basic and diluted	2,755

The unaudited pro forma supplemental information combines the historical results of the Company and Encore. The unaudited pro forma information includes adjustments for scheduled amortization and accretion of fair value adjustments recorded at the time of acquisition. These amounts would have been different if the acquisition had closed January 1, 2012. In addition, the pro forma amounts do not reflect any cost savings or other business synergies expected as a results of the acquisition and merger.

Note 3—Securities

A summary of amortized cost and estimated fair value of securities available-for-sale and securities held-to-maturity at December 31, 2013 and 2012 is as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
December 31, 2013
Securities available-for-sale:
Obligations of U.S. government agencies	$33,404	$918	$—	$34,322
Mortgage-backed securities (MBS)
U.S. Agency MBS—Residential pass-through:
Guaranteed by GNMA	118,286	2,049	767	119,568
Issued by FNMA and FHLMC	164,073	3,364	2,019	165,418
U.S. Agency MBS—collateral mortgage obligations	138,264	2,335	2,207	138,392

Total MBS	420,623	7,748	4,993	423,378
Obligations of states and municipal subdivisions	15,232	867	—	16,099
Other securities	4,956	59	124	4,891

	$474,215	$9,592	$5,117	$478,690

Securities held-to-maturity:
Obligations of states and municipal subdivisions	$780	$78	$—	$858

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
December 31, 2012
Securities available-for-sale:
U.S. Treasury securities	$2,000	$3	$—	$2,003
Obligations of U.S. government agencies	37,846	2,312	—	40,158
Obligations of states and municipal subdivisions	45,157	4,936	—	50,093
Mortgage-backed securities (MBS)
U.S. Agency MBS—Residential pass-through:
Guaranteed by GNMA	68,164	3,378	—	71,542
Issued by FNMA and FHLMC	228,940	8,915	3	237,852
U.S. Agency MBS—collateral mortgage obligations	150,797	4,495	—	155,292

Total MBS	447,901	16,788	3	464,686
Other securities	4,285	129	30	4,384

	$537,189	$24,168	$33	$561,324

Securities held-to-maturity:
Obligations of states and municipal subdivisions	$875	$4	$—	$879

The scheduled maturities of securities available-for-sale and securities held-to-maturity at December 31, 2013 were as follows:

	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)
Due in one year or less	$75	$75	$—	$—
Due after one year through five years	5,190	5,441	—	—
Due after five years through ten years	18,381	18,954	780	858
Due after ten years	24,989	25,950	—	—
Mortgage-backed securities and other securities	425,579	428,270	—	—

	$474,215	$478,690	$780	$858

Gross gains of $2.9 million and gross losses of $13 thousand were realized on securities available-for-sale in 2013. Gross gains of $623 thousand and gross losses of $114 thousand were realized on securities available-for-sale in 2012.

Securities with a carrying value of $317.1 million and $466.9 million at December 31, 2013 and 2012, respectively, were pledged to secure public and trust deposits, FHLB borrowings, repurchase agreements and for other purposes as required or permitted by law.

The details concerning securities classified as available-for-sale with unrealized losses as of December 31, 2013 and 2012, was as follows:

	Losses < 12 Months		Losses > 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
	(In thousands)
December 31, 2013
Mortgage-backed securities	$142,589	$4,991	$32	$2
Other securities	2,041	124	—	—

	$144,630	$5,115	$32	$2

December 31, 2012
Mortgage-backed securities	$43	$3	$—	$—
Mutual funds	286	17	—	—
Other securities	2,167	13	—	—

	$2,496	$33	$—	$—

There were no securities classified as held-to-maturity with unrealized losses as of December 31, 2013 or 2012.

As of December 31, 2013 and December 31, 2012, approximately 3.4% and 0.4%, respectively of the fair value of securities in the investment portfolio reflected an unrealized loss. As of December 31, 2013, there were two securities that had been in a loss position for more than twelve months, and thirty-one securities that had been in a loss position for less than 12 months. None of the unrealized losses relate to the marketability of the securities or the issuer’s ability to honor redemption of the obligations. The Company has adequate liquidity and, therefore, does not plan to sell and, more likely than not, will not be required to sell these securities before recovery of the indicated impairment. Accordingly, the unrealized losses on these securities have been determined to be temporary.

Note 4—Loans and Allowance for Credit Losses

The following table presents total loans outstanding by portfolio segment and class of financing receivable as of December 31, 2013 and 2012. Outstanding balances also include Acquired Noncredit Impaired (ANCI) loans, originated loans and ACI loans net of any remaining purchase accounting adjustments and all acquired loans covered under a loss sharing agreement with the FDIC. Information about ACI loans is presented separately in the “Acquired Credit Impaired Loans” section of this Note.

	As of December 31, 2013
	ACI	ANCI	Originated	Total
	(in thousands)
Commercial Real Estate
Construction and land development	$33,376	$7,433	$68,302	$109,111
Other income producing	315,723	87,149	226,978	629,850

Total commercial real estate	349,099	94,582	295,280	738,961

Commercial and Industrial
Energy sector	—	323	794,227	794,550
Restaurant industry	2,609	2,426	395,946	400,981
Healthcare	18,084	14,260	249,061	281,405
Services	2,488	38,776	570,967	612,231
Other(1)	118,285	83,855	612,138	814,278

Total commercial and industrial	141,466	139,640	2,622,339	2,903,445

	As of December 31, 2013
	ACI	ANCI	Originated	Total
	(in thousands)
Consumer
Residential real estate	379,965	343,370	369,065	1,092,400
Other	7,526	10,985	76,414	94,925

Total consumer	387,491	354,355	445,479	1,187,325

Small Business Lending	—	8,373	47,047	55,420

Total (Gross of Unearned Discount and Fees)	878,056	596,950	3,410,145	4,885,151

Unearned Discount and Fees	—	(9,402)	(16,509)	(25,911)

Total (Net of Unearned Discount and Fees)	$878,056	$587,548	$3,393,636	$4,859,240

Covered by FDIC Loss Sharing Agreements(2)	$399,483	$69,380	$—	$468,864

	As of December 31, 2012
	ACI	ANCI	Originated	Total
	(in thousands)
Commercial Real Estate
Construction and land development	$68,046	$11,564	$4,031	$83,641
Other income producing	472,015	147,105	27,853	646,973

Total commercial real estate	540,061	158,669	31,884	730,614

Commercial and Industrial
Energy sector	—	21,718	479,728	501,446
Restaurant industry	2,523	8,465	265,664	276,652
Healthcare	18,671	24,317	144,725	187,713
Services	4,784	78,120	255,407	338,311
Other(1)	217,742	156,464	400,840	775,046

Total commercial and industrial	243,720	289,084	1,546,364	2,079,168

Consumer
Residential real estate	487,649	491,861	140,457	1,119,967
Other	12,390	19,870	28,080	60,340

Total consumer	500,039	511,731	168,537	1,180,307

Small Business Lending	—	12,448	14,119	26,567

Total (Gross of Unearned Discount and Fees)	1,283,820	971,932	1,760,904	4,016,656

Unearned Discount and Fees	—	(12,270)	(12,010)	(24,280)

Total (Net of Unearned Discount and Fees)	$1,283,820	$959,662	$1,748,894	$3,992,376

Covered by FDIC Loss Sharing Agreements(2)	$564,735	$101,062	$—	$665,797

(1)	This category for ACI loans includes all pooled commercial and industrial loans which may contain certain energy, restaurant, healthcare or services loan types.

(2)	As of December 31, 2013 the Company had submitted claims in excess of the first threshold of $347 million and had been reimbursed the 80% of the covered losses by the FDIC up to this initial threshold. Subsequent claims between $347 million and $504 million are not reimbursable under the loss share agreement. The Company does not currently expect its claims will exceed the second threshold of $504 million, over which losses are reimbursed at 80%.

Encore Acquired Noncredit Impaired Loans

ANCI loans acquired in the Encore acquisition were recorded at fair value as provided in the table below. The difference between the acquisition date fair value and the outstanding balance represents the fair value adjustment for a loan and includes both credit and interest rate considerations. Fair values were determined by discounting both principal and interest cash flows expected to be collected using a market discount rate for similar instruments with adjustments that management believes a market participant would consider in determining fair value. Fair value adjustments may be discounts (or premiums) to a loan’s cost basis and are accreted (or amortized) to net interest income over the loan’s remaining life in accordance with ASC 310-20. Fair value adjustments for revolving loans are accreted (or amortized) using a straight line method. Term loans are accreted (or amortized) using the constant effective yield method. The table below also details contractually required payments, cash flows not expected to be collected and cash flows expected to be collected on the Encore ANCI loans.

	As of July 2, 2012
	Encore ANCI—Fair Value			Encore ANCI—Cash Flow
	Outstanding Balance	Less: Fair Value Adjustment	Fair Value of Loans Acquired	Contractually Required Payments	Contractual Cash Flows Not Expected to be Collected	Cash Flows Expected to be Collected
	(in thousands)
Commercial Real Estate	$231,505	$1,597	$233,102	$265,113	$3,560	$261,553
Commercial and Industrial	245,390	(604)	244,786	264,987	2,670	262,317
Consumer
Residential real estate	435,244	(10,084)	425,160	611,000	16,382	594,618
Other	25,241	(1,068)	24,173	25,365	932	24,433

Total consumer	460,485	(11,152)	449,333	636,365	17,314	619,051

Total Loans	$937,380	$(10,159)	$927,221	$1,166,465	$23,544	$1,142,921

Allowance for Credit Losses (ACL)

The ACL is management’s estimate of credit losses inherent in the loan portfolio at the balance sheet date. The Company has an established process to determine the adequacy of the ACL that assesses the losses inherent in the portfolio (See Note 1). While management attributes portions of the ACL to specific portfolio segments, the entire ACL is available to absorb credit losses inherent in the total loan portfolio.

The ACL process involves procedures that appropriately consider the unique risk characteristics of the loan portfolio segments based on management’s assessment of the underlying risks and cash flows. For each portfolio segment, losses are estimated collectively for groups of loans with similar characteristics, individually for impaired loans or, for ACI loans, based on the changes in cash flows expected to be collected on a pool or individual basis.

The level of the ACL is influenced by loan volumes, risk rating migration, historic loss experience influencing loss factors, and other conditions influencing loss expectations, such as economic conditions. The primary indicator of credit quality for the portfolio segments is its internal risk ratings. The assignment of loan risk ratings is the primary responsibility of the lending officer and is subject to independent review by internal credit review, which also performs ongoing, independent review of the risk management process. The risk management process includes underwriting, documentation and collateral control. Credit review is centralized and independent of the lending function. The credit review results are reported to senior management and the Board of Directors.

The following is a summary description of the risk ratings and a table summarizing the amount of loans by risk rating in each loan portfolio segment:

•	Pass. Loans within this risk rating are further categorized as follows:

•	Virtually Risk Free—Well-collateralized by cash equivalent instruments held by the Bank or supported by an abundance of repayment sources including liquidity currently sufficient to retire the loan.

•	Exceptional—Exceptional credits possess very low risk of loss. These loans are generally cash secured or are supported by larger corporate borrowers (with sufficient financial resources to qualify for an upper level investment rating from S&P or Moody’s).

•	Superior—Superior credits possess a low risk of loss. Superior borrowers possess liquid financial statements supported by superior financial strength and stability, including superior cash flow generation ability and significant levels of liquid assets combined with low to moderate levels of leverage.

•	Strong—Strong credits possess excellent credit quality supported by excellent, diverse sources of repayment including strong (full cycle) cash flow, persistently excellent liquidity and other assets comprising a strong net worth position that can be converted into liquid assets within the next twelve months.

•	Above Average—Above average credits are desirable because of their above average credit quality, and are supported by comfortable (full cycle) cash flow coverage, meaningful (currently existing) financial liquidity and moderate financial leverage maintained by financially sound borrowers.

•	Good—Good credits possess a minor weakness that causes them to possess slightly lower than average credit quality even though they also possess attributes (one or more strengths that can be built on) that make them preferable to satisfactory loans.

•	Satisfactory—Satisfactory credits generally meet the minimum requirements for an acceptable loan in a broad sense but their overall risk profile causes their credit quality to fall within the bottom quartile of all newly approved loans.

•	Pass Watch—A “watch” credit is a pass loan for which an additional policy exception may have arisen subsequent to its booking or has been previously extended to a borrower and now shows signs of weakness in the overall base of financial resources available to repay the loan However, demonstrated mitigating factors exist that contribute to the reduction of the risk of delinquency or loss.

•	Special Mention—A “special mention” loan has identified potential weaknesses that are of sufficient materiality to require management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the Bank’s credit position at some future date. Special mention assets contain greater than acceptable risk to warrant increases in credit exposure and are thus considered non-pass rated credits.

•	Substandard High—A “substandard high” loan is inadequately protected by the current sound net worth and paying capacity of the obligor or the collateral pledged, if any. Loans classified as substandard high possess well-defined weaknesses that are expected to jeopardize their liquidation but the weaknesses have not progressed to a point where payments on the loan have become consistently late or where repayment is not expected to be protracted relative to contractual terms. Loans in this category are generally in accrual status.

•	Substandard Low—A “substandard low” loan is inadequately protected by the current sound net worth and paying capacity of the obligor or the collateral pledged, if any. Loans classified as substandard low possess well-defined weaknesses that are expected to jeopardize their liquidation and have progressed to a point where payments on the loan have become consistently late or possess other significant delays for orderly repayment. Loans in this category generally are in nonaccrual status.

•	Doubtful—Loans classified as “doubtful” possess all of the weaknesses inherent in loans classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable or improbable based on currently existing facts, conditions and values. Loans rated as doubtful are not rated as loss because certain events may occur that could salvage the debt. Loans in this category are required to be on nonaccrual.

•	Loss—Loans classified “loss” are considered uncollectable and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this worthless loan even though partial recovery may be affected in the future. Loans may reside in this classification for administrative purposes for a period not to exceed the earlier of thirty (30) days or calendar quarter-end.

A summary of the activity in the ACL for the years ended December 31, 2013 and 2012 is as follows:

	For the Year Ended December 31, 2013
	Commercial Real Estate	Commercial and Industrial	Consumer	Small Business	Total
	(in thousands)
As of December 31, 2012	$8,838	$17,007	$8,101	$155	$34,102
Provision for loan losses:
ACI loans	3,802	918	6,955	—	11,675
ANCI loans	(867)	938	2,946	372	3,389
Originated loans	1,516	407	1,327	287	3,537

Total provision	4,451	2,263	11,228	659	18,601

Charge-offs:
ACI loans	(2,714)	(2,276)	(940)	—	(5,930)
ANCI loans	(215)	(1,146)	(3,015)	(260)	(4,636)
Originated loans	—	(193)	(738)	(1)	(932)

Total charge-offs	(2,929)	(3,615)	(4,693)	(261)	(11,498)

Recoveries:
ACI loans	1,429	(12)	61	—	1,478
ANCI loans	311	40	343	94	788
Originated loans	207	173	419	—	799

Total recoveries	1,947	201	823	94	3,065

As of December 31, 2013	$12,307	$15,856	$15,459	$647	$44,269

	For the Year Ended December 31, 2013
	Commercial Real Estate	Commercial and Industrial	Consumer	Small Business	Total
	(in thousands)
ACL
ACI loans collectively evaluated for impairment	$7,026	$2,853	$12,413	$—	$22,292
ACI loans individually evaluated for impairment	2,672	1,498	753	—	4,923
ANCI loans collectively evaluated for impairment	133	860	317	247	1,557
ANCI loans individually evaluated for impairment	—	534	—	—	534
Originated loans collectively evaluated for impairment	2,476	10,111	1,976	400	14,963
Originated loans individually evaluated for impairment	—	—	—	—	—

ACL as of December 31, 2013	$12,307	$15,856	$15,459	$647	$44,269

Loans
ACI loan pools collectively evaluated for impairment	$259,404	$91,394	$380,249	$—	$731,047
ACI loans individually evaluated for impairment	89,695	50,072	7,242	—	147,009
ANCI loans collectively evaluated for impairment	94,286	138,554	354,005	8,373	595,218
ANCI loans individually evaluated for impairment	296	1,086	350	—	1,732
Originated loans collectively evaluated for impairment	295,258	2,620,455	445,479	47,047	3,408,239
Originated loans individually evaluated for impairment	22	1,884	—	—	1,906

Loans as of December 31, 2013	$738,961	$2,903,445	$1,187,325	$55,420	$4,885,151

	For the Year Ended December 31, 2012
	Commercial Real Estate	Commercial and Industrial	Consumer	Small Business	Total
	(in thousands)
As of December 31, 2011	$2,523	$4,266	$1,827	$—	$8,616
Provision for loan losses:
ACI loans	14,484	5,302	7,346	—	27,132
ANCI loans	288	1,952	980	134	3,354
Originated loans	335	8,308	1,248	114	10,005

Total provision	15,107	15,562	9,574	248	40,491

Charge-offs:
ACI loans	(9,060)	(1,093)	(1,378)	—	(11,531)
ANCI loans	(146)	(1,825)	(1,506)	(93)	(3,569)
Originated loans	(296)	(363)	(1,101)	—	(1,760)

Total charge-offs	(9,502)	(3,281)	(3,985)	(93)	(16,861)

Recoveries:
ACI loans	490	344	34	—	868
ANCI loans	219	87	248	—	554
Originated loans	—	30	404	—	435

Total recoveries	709	461	686	—	1,856

As of December 31, 2012	$8,837	$17,008	$8,102	$155	$34,102

ACL
ACI loans collectively evaluated for impairment	$1,482	$2,176	$5,819	$—	$9,477
ACI loans individually evaluated for impairment	5,693	3,550	1,272	—	10,515
ANCI loans collectively evaluated for impairment	910	1,557	43	41	2,551
ANCI loans individually evaluated for impairment	—	—	—	—	—
Originated loans collectively evaluated for impairment	752	9,725	968	114	11,559
Originated loans individually evaluated for impairment	—	—	—	—	—

ACL as of December 31, 2012	$8,837	$17,008	$8,102	$155	$34,102

Loans
ACI loan pools collectively evaluated for impairment	$369,432	$161,503	$489,897	$—	$1,020,832
ACI loans individually evaluated for impairment	170,629	82,217	10,142	—	262,988
ANCI loans collectively evaluated for impairment	158,669	288,065	511,152	12,448	970,334
ANCI loans individually evaluated for impairment	—	1,019	579	—	1,598
Originated loans collectively evaluated for impairment	31,884	1,546,364	168,537	14,119	1,760,904
Originated loans individually evaluated for impairment	—	—	—	—	—

Loans as of December 31, 2012	$730,614	$2,079,168	$1,180,307	$26,567	$4,016,656

Impaired Originated Loans and ANCI Loans Including Troubled-Debt-Restructurings (“TDRs”)

The following includes certain key information about individually impaired ANCI and originated loans as of and for the years ended December 31, 2013 and 2012.

Originated Loans and ANCI Loans Identified as Impaired

	As of December 31, 2013
	Recorded Investment in Impaired Loans(1)	Unpaid Principal Balance	Related Specific Allowance	Nonaccrual Loans Included in Impaired Loans	Undisbursed Commitments
	(in thousands)
Commercial Real Estate
Other income producing	$327	$795	$—	$327	$—

Commercial and Industrial
Energy sector	1,909	1,900	—	1,909	—
Services	735	721	267	—	—
Other	370	365	267	—	—

Total commercial and industrial	3,014	2,986	534	1,909	—

Total	$3,341	$3,781	$534	$2,236	$—

	As of December 31, 2012
	Recorded Investment in Impaired Loans(1)	Unpaid Principal Balance	Related Specific Allowance	Nonaccrual Loans Included in Impaired Loans	Undisbursed Commitments
	(in thousands)
Commercial and Industrial
Other	$1,019	$1,027	$—	$1,019	$73

Consumer
Residential real estate	575	588	—	575	—

Total	$1,594	$1,615	$—	$1,594	$73

(1)	The recorded investment of a loan also includes any interest receivable, net unearned discount or fees, and unamortized premium or discount.

Average Recorded Investment in Impaired Originated Loans and ANCI Loans

	For the Periods Ended December 31,
	2013		2012
	Originated	ANCI	Originated	ANCI
	(in thousands)
Commercial Real Estate
Other income producing	$37	$382	$—	$—

Total commercial real estate	37	382	—	—
Commercial and Industrial
Energy sector	2,146	—	—	—
Healthcare	—	—	—	479
Services	—	737	—	—
Other	—	373	—	1,047

Total commercial and industrial	2,146	1,110	—	1,526

Consumer
Residential real estate	—	—	—	1,172

Total consumer	—	—	—	1,172
Total	$2,183	$1,492	$—	$2,698

Included in impaired loans are loans considered TDRs. The Company attempts to work with borrowers when necessary to extend or modify loan terms to better align with the borrower’s ability to repay. Extensions and modifications to loans are made in accordance with internal policies and guidelines which conform to regulatory guidance. Each occurrence is unique to the borrower and is evaluated separately. The Bank considers regulatory guidelines when restructuring loans to ensure that prudent lending practices are followed. Qualifying criteria and payment terms are structured by the borrower’s current and prospective ability to comply with the modified terms of the loan.

A modification is classified as a TDR if the borrower is experiencing financial difficulty and it is determined that the Company has granted a concession to the borrower. The Company may determine that a borrower is experiencing financial difficulty if the borrower is currently in default on any of its debt, or if it is probable that a borrower may default in the foreseeable future without the modification. Concessions could include reductions of interest rates, extension of the maturity date at a rate lower than current market rate for a new loan with similar risk, reduction of accrued interest, principal forgiveness, forbearance, or other concessions. The assessments of whether a borrower is experiencing or will likely experience financial difficulty and whether a concession has been granted is highly subjective in nature, and management’s judgment is required when determining whether a modification is classified as a TDR. Current amendments to the accounting guidance preclude a creditor from using the effective interest rate test in the debtor’s guidance on restructuring of payables (paragraph 470-60-55-10) when evaluating whether a restructuring constitutes a TDR.

All TDRs are reported as impaired. Impaired classification may be removed if the borrower demonstrates compliance with the modified terms and the restructuring agreement specifies an interest rate equal to that which would be provided to a borrower with similar credit at the time of restructuring. The majority of TDRs are classified as impaired loans for the remaining life of the loan. Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

ANCI and Originated Loans that were Modified into TDRs

	For the Year Ended December 31, 2013				For the Year Ended December 31, 2012
	Loans Modified in TDRs During the Period		TDRs Experiencing Payment Default(1) during the Period		Loans Modified in TDRs During the Period		TDRs Experiencing Payment Default(1) during the Period
	Number of TDRs	Recorded Investment	Number of TDRs	Recorded Investment	Number of TDRs	Recorded Investment	Number of TDRs	Recorded Investment
	(dollars in thousands)
Commercial Real Estate
Other income producing	2	$327	—	$—	—	$—	—	$—

Total commercial real estate	2	327	—	—	—	—	—	—

Commercial and Industrial
Energy sector	1	1,909	—	—	—	—	—	—
Services	1	735	—	—	—	—	—	—
Other	1	370	—	—	1	1,019	1	1,019

Total commercial and industrial	3	3,014	—	—	1	1,019	1	1,019

Total	5	$3,341	—	$—	1	$1,019	1	$—

(1)	Default is defined as the earlier of the troubled debt restructuring being placed on non-accrual status or obtaining 90 day past due status with respect to principal and/or interest payments.

	For the Year Ended December 31, 2013		For the Year Ended December 31, 2012
	Number of Loans Modified by:		Number of Loans Modified by:
	Rate Concession	Forbearance Agreement	Forbearance Agreement
Commercial Real Estate
Construction and land development
Other income producing	2	—	1

Total commercial real estate	2	—	1

Commercial and Industrial
Energy sector	—	1
Services	1	—	—
Other	1	—	—

Total commercial and industrial	2	—	—

Total	4	1	1

Credit Exposure in the Originated Loan and ANCI Portfolios

The following provides information regarding the credit exposure by portfolio segment and class of receivable as of December 31, 2013 and 2012:

Originated & ANCI Portfolio Segments by Internal Risk Rating

Commercial Real Estate credit exposure, based on internal risk rating:

	As of December 31, 2013		As of December 31, 2012
	Construction and Land Development	Other income producing	Construction and Land Development	Other income producing
	(Recorded Investment in thousands)
Originated Loans
Pass	$68,856	$227,412	$4,041	$27,698
Special mention	77	—	—	—
Substandard	—	50	—	47

	68,933	227,462	4,041	27,745

ANCI Loans
Pass	6,991	89,011	11,079	147,224
Special mention	410	44	137	312
Substandard	67	311	232	614

	7,468	89,366	11,448	148,150

	$76,401	$316,828	$15,489	$175,895

Commercial and Industrial credit exposure, based on internal risk rating:

	As of December 31, 2013
	Energy sector	Restaurant industry	Healthcare	Services	Other
	(Recorded Investment in thousands)
Originated Loans
Pass	$775,590	$396,684	$249,325	$571,456	$619,664
Special mention	17,387	—	—	258	148
Substandard	1,910	—	—	60	97

	794,887	396,684	249,325	571,774	619,909

ANCI Loans
Pass	324	2,431	14,445	34,812	77,884
Special mention	—	—	—	—	14
Substandard	—	—	99	4,181	2,093

	324	2,431	14,544	38,993	79,991

	$795,210	$399,115	$263,869	$610,767	$699,900

	As of December 31, 2012
	Energy sector	Restaurant industry	Healthcare	Services	Other
	(Recorded Investment in thousands)
Originated Loans
Pass	$427,268	$264,793	$144,246	$253,056	$395,501
Special mention	20,370	—	—	—	315
Substandard	—	—	—	53	44

	447,638	264,793	144,246	253,109	395,860

ANCI Loans
Pass	20,597	8,631	24,868	75,924	148,163
Special mention	816	—	—	—	249
Substandard	—	—	—	3,315	8,802

	21,413	8,631	24,868	79,239	157,214

	$469,051	$273,424	$169,114	$332,348	$553,074

Consumer credit exposure, based on internal risk rating/past due status(1):

	As of December 31, 2013		As of December 31, 2012
	Residential Real Estate	Other	Residential Real Estate	Other
	(Recorded Investment in thousands)
Originated Loans
Pass	$370,949	$75,837	$140,885	$28,160
Special mention	781	332	—	—
Substandard	118	419	—	16

	371,848	76,588	140,885	28,176

ANCI Loans
Pass	337,353	11,563	470,689	19,509
Special mention	2,455	286	1,803	—
Substandard	4,893	415	7,053	97

	344,701	12,264	479,545	19,606

	$716,549	$88,852	$620,430	$47,782

(1)	In 2012 certain consumer loans were internally risk rated based on past due status. In 2013, Cadence assigned risk grades to all loans.

Small Business credit exposure, based on internal risk rating/past due status(1):

	As of December 31,
	2013	2012
	(Recorded Investment in thousands)
Originated Loans
Pass	$46,069	$14,062
Special mention	841	41
Substandard	238	82

	47,148	14,185

ANCI Loans
Pass	7,033	11,683
Special mention	705	92
Substandard	437	632

	8,175	12,407

	$55,323	$26,592

(1)	In 2012 certain small business loans were internally risk rated based on past due status. In 2013, Cadence assigned risk grades to all loans.

The following provides an aging of past due originated and ANCI loans by portfolio segment and class of receivable as of December 31, 2013 and 2012:

Aging of Past due Originated Loans and ANCI Loans

	As of December 31, 2013
	Accruing Loans			NonAccruing Loans
	30-59 DPD	60-89 DPD	90+DPD	0-29 DPD	30-59 DPD	60-89 DPD	90+DPD
	(Recorded Investment in thousands)
Originated Loans
Commercial Real Estate
Construction and land development	$—	$—	$13	$—	$—	$—	$—
Other income producing	27	—	—	—	28	—	—

Total commercial real estate	27	—	13	—	28	—	—

Commercial and Industrial
Energy sector	—	—	—	1,909	1	—	—
Healthcare	—	—	—	—	—	—	—
Services	—	—	—	—	—	—	35
Other	—	—	1	—	2	—	62

Total commercial and industrial	—	—	1	1,909	3	—	97

Consumer
Residential real estate	235	67	519	—	75	—	—
Other	326	5	—	5	—	—	65

Total consumer	561	72	519	5	75	—	65

Small Business Lending	182	45	—	21	5	—	—

Total	$770	$117	$533	$1,935	$111	$—	$162

	As of December 31, 2013
	Accruing Loans			NonAccruing Loans
	30-59 DPD	60-89 DPD	90+DPD	0-29 DPD	30-59 DPD	60-89 DPD	90+DPD
	(Recorded Investment in thousands)
ANCI Loans
Commercial Real Estate
Construction and land development	$—	$—	$—	$—	$—	$—	$67
Other income producing	—	—	18	299	—	—	—

Total commercial real estate	—	—	18	299	—	—	67

Commercial and Industrial
Healthcare	—	91	—	—	—	—	—
Services	—	735	—	—	—	—	630
Other	340	395	—	976	—	—	388

Total commercial and industrial	340	1,221	—	976	—	—	1,018

Consumer
Residential real estate	1,618	949	433	1,701	439	—	2,129
Other	220	20	—	3	—	—	20

Total consumer	1,838	969	433	1,704	439	—	2,149

Small Business Lending	15	26	—	5	—	—	236

Total	$2,193	$2,216	$451	$2,984	$439	$—	$3,470

Aging of Past due Originated Loans and ANCI Loans

	As of December 31, 2012
	Accruing Loans			NonAccruing Loans
	30-59 DPD	60-89 DPD	90+DPD	0-29 DPD	30-59 DPD	60-89 DPD	90+DPD
	(Recorded Investment in thousands)
Originated Loans
Commercial Real Estate
Other income producing	$357	$—	$—	$—	$—	$—	$47
Commercial and Industrial
Services	—	—	—	—	28	—	—
Consumer
Residential real estate	170	—	—	—	—	—	—
Other	183	47	—	6	11	—	5

Total consumer	353	47	—	6	11	—	5

Small Business Lending	41	2	—	2	—	—	46

Total	$751	$49	$—	$8	$39	$—	$98

ANCI Loans
Commercial Real Estate
Construction and land development	$—	$327	$—	$107	$—	$—	$125
Other income producing	228	17	—	—	—	38	95

Total commercial real estate	228	344	—	107	—	38	220

	As of December 31, 2012
	Accruing Loans			NonAccruing Loans
	30-59 DPD	60-89 DPD	90+DPD	0-29 DPD	30-59 DPD	60-89 DPD	90+DPD
	(Recorded Investment in thousands)
Commercial and Industrial
Energy sector	816	—	—	—	—	—	—
Services	985	130	307	—	—	344	414
Other	371	399	—	1,739	—	—	1,336

Total commercial and industrial	2,172	529	307	1,739	—	344	1,750

Consumer
Residential real estate	2,128	1,562	1,069	483	104	—	5,259
Other	597	10	91	—	—	—	21

Total consumer	2,725	1,572	1,160	483	104	—	5,280

Small Business Lending	227	—	—	23	—	—	370

Total	$5,352	$2,445	$1,467	$2,352	$104	$382	$7,620

Acquired Credit Impaired (“ACI”) Loans

The Company’s ACI loans were acquired in three separate acquisitions. The Encore acquisition was completed in 2012. There were no acquisitions in 2013. The following summarizes certain information regarding the 2012 ACI loans:

Encore ACI Portfolio
(In thousands)
Contractually required principal and interest at acquisition	$169,569
Nonaccretable differences (expected losses and foregone interest)	(36,245)

Cash Flow expected to be collected at acquisition	133,324
Accretable yield	(26,019)

Basis in Encore ACI loans at acquisition	$107,305

	As of December 31,
	2013	2012
Contractually required principal and interest due at end of year for all ACI portfolios	$1,408,536	$1,491,777

The excess of cash flows expected to be collected over the carrying value of ACI loans is referred to as the accretable yield and is recognized in interest income using an effective yield method over the remaining life of the loan, or pools of loans. The accretable yield is affected by:

•	Changes in Interest Rate Indices for Variable Rate ACI Loans—Expected future cash flows are based on the variable rates in effect at the time of the regular evaluations of cash flows expected to be collected;

•	Changes in Prepayment Assumptions—Prepayments affect the estimated life of ACI loans which may change the amount of interest income, and possibly principal, expected to be collected; and

•	Changes in the Expected Principal and Interest Payments Over the Estimated Life—Updates to expected cash flows are driven by the credit outlook and actions taken with borrowers.

Changes in the amount of accretable discount for ACI loans for the years ended December 31, 2013 and 2012 were as follows:

Changes in Accretable Yield on ACI Loans

	For the Years Ended December 31,
	2013	2012
	(In thousands)
Balance at beginning of year	$374,674	$387,675
Additions	—	26,019
Maturities/payoff	(55,850)	(44,797)
Charge-Offs	(3,323)	(1,810)
Foreclosure	(4,982)	(8,422)
Accretion	(100,046)	(132,214)
Reclass from nonaccretable difference	32,493	148,223

Balance at end of year	$242,966	$374,674

Impaired ACI Loans and Pools Including TDRs

The following includes certain key information about individually impaired ACI loans and pooled ACI loans as of and for the years ended December 31, 2013 and 2012.

ACI Loans / Pools Identified as Impaired

ACI Loans / Pools Identified as Impaired	As of December 31, 2013
	Recorded Investment in Impaired Loans(1)	Unpaid Principal Balance	Related Specific Allowance	Nonaccrual Loans Included in Impaired Loans	Undisbursed Commitments
	(in thousands)
Commercial Real Estate
Construction and land development	$17,090	$69,310	$1,592	$402	$260
Other income producing	285,826	392,088	8,112	13,339	47

Total commercial real estate	302,916	461,398	9,704	13,741	307

Commercial and Industrial
Restaurant industry	2,667	2,597	274	—	—
Healthcare	18,196	20,377	1,204	2,369	—
Services	899	6,153	431	88	—
Other	88,222	128,912	2,437	12,124	898

Total commercial and industrial	109,984	158,039	4,346	14,581	898

Consumer
Residential real estate	384,237	427,676	12,604	1,654	3
Other	7,842	9,231	561	—	4

Total consumer	392,079	436,907	13,165	1,654	7

Total	$804,979	$1,056,344	$27,215	$29,976	$1,212

(1)	Default is defined as the earlier of the troubled debt restructuring being placed on non-accrual status or obtaining 90 day past due status with respect to principal and/or interest payments.

	As of December 31, 2012
	Recorded Investment in Impaired Loans / Pools	Unpaid Principal Balance	Related Specific Allowance	Nonaccrual Loans Included in Impaired Loans	Undisbursed Commitments
	(in thousands)
Commercial Real Estate
Construction and land development	$73,570	$116,175	$1,047	$1,568	$1,280
Other income producing	353,329	396,642	6,128	42,055	40

Total commercial real estate	426,899	512,817	7,175	43,623	1,320

Commercial and Industrial
Restaurant industry	2,576	2,637	129	—	—
Healthcare	12,235	13,283	867	2,704	—
Services	2,060	2,821	632	1,325	—
Other	141,544	124,361	4,099	16,394	3,373

Total commercial and industrial	158,415	143,102	5,727	20,423	3,373

Consumer
Residential real estate	491,708	524,694	6,484	4,439	64
Other	13,571	15,536	606	—	76

Total consumer	505,279	540,230	7,090	4,439	140

Total	$1,090,593	$1,196,149	$19,992	$68,485	$4,833

ACI Loans that were Modified into TDRs

	For the Year Ended December 31, 2013
	Loans Modified in TDRs During the Period		TDRs Experiencing Payment Default(1) during the Period
	Number of TDRs	Recorded Investment	Number of TDRs	Recorded Investment
	(dollars in thousands)
Commercial Real Estate
Other income producing	1	$882	—	$

Commercial and Industrial
Other	1	1,401	—		—

Total	2	$2,283	—		$—

(1)	Default is defined as the earlier of the troubled debt restructuring being placed on non-accrual status or obtaining 90 day past due status with respect to principal and/or interest payments.

	For the Year Ended December 31, 2012
	Loans Modified in TDRs During the Period		TDRs Experiencing Payment Default(1) during the Period
	Number of TDRs	Recorded Investment	Number of TDRs	Recorded Investment
	(dollars in thousands)
Commercial Real Estate
Other income producing	2	$17,810	—	$

Commercial and Industrial
Other	3	2,471	—		—

Total	5	$20,281	—		$—

(1)	Default is defined as the earlier of the troubled debt restructuring being placed on non-accrual status or obtaining 90 day past due status with respect to principal and/or interest payments.

	For the Year Ended December 31, 2013 Number of Loans Modified by:	For the Year Ended December 31, 2012 Number of Loans Modified by:
	Rate Concession	Rate Concession	Interest Only
Commercial Real Estate
Other income producing	1	1	1

Commercial and Industrial
Other	1	2	1

Total	2	3	2

Credit Exposure in the ACI Portfolio

The following provides information regarding the credit exposure by portfolio segment and class of receivable as of December 31, 2013 and 2012:

ACI Loans by Risk Rating / Delinquency Stratification

Commercial Real Estate credit exposure on ACI loans, based on internal risk rating:

	As of December 31, 2013		As of December 31, 2012
	Construction and land development	Other income producing	Construction and land development	Other income producing
	(Recorded Investment in thousands)
ACI Loans
Pass	$18,555	$192,190	$37,659	$265,094
Special mention	8,000	39,457	10,051	46,479
Substandard	19,651	91,070	25,382	171,944
Doubtful	186	417	1,557	1,882
Loss	—	—	—	295

	$46,392	$323,134	$74,649	$485,694

Commercial and Industrial credit exposure on ACI loans, based on internal risk rating:

	As of December 31, 2013
	Energy sector	Restaurant industry	Healthcare	Services	Other
	(Recorded Investment in thousands)
ACI Loans
Pass	$—	$—	$9,438	$1,648	$81,787
Special mention	—	—	—	83	5,137
Substandard	—	2,667	8,758	726	36,572
Doubtful	—	—	—	88	279

	$—	$2,667	$18,196	$2,545	$123,775

	As of December 31, 2012
	Energy sector	Restaurant industry	Healthcare	Services	Other
	(Recorded Investment in thousands)
ACI Loans
Pass	$—	$—	$9,531	$1,032	$138,819
Special mention	—	2,576	—	81	8,078
Substandard	—	—	9,684	2,385	74,585
Doubtful	—	—	—	1,325	1,372
Loss	—	—	—	—	80

	$—	$2,576	$19,215	$4,823	$222,934

Consumer credit exposure, based on internal risk rating(1):

	As of December 31, 2013
	Residential Real Estate	Other
	(Recorded Investment in thousands)
ACI Loans
Pass	$310,284	$6,133
Special mention	4,247	91
Substandard	70,780	1,624

	$385,311	$7,848

(1)	In 2012 certain consumer loans were internally risk rated based on past due status. In 2013, Cadence assigned risk grades to all loans, including ACI loans.

Consumer credit exposure on ACI loans, based on past due status:

	As of December 31, 2013		As of December 31, 2012
	Residential Real Estate	Other	Residential Real Estate	Other
	(Recorded Investment in thousands)
ACI Loans
0—29 Days Past Due	$321,963	$5,661	$418,940	$10,692
30—59 Days Past Due	7,486	352	8,379	682
60—89 Days Past Due	6,422	97	7,148	411
90—119 Days Past Due	495	87	5,671	345
120 + Days Past Due	48,945	1,651	54,183	933

	$385,311	$7,848	$494,321	$13,063

Note 5—Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization, as follows:

	Estimated Useful Life in Years	December 31,
		2013	2012
	(In thousands)
Premises:
Land	—	$21,506	$26,123
Buildings, construction and improvements(1)	2-40	57,169	56,661

		78,675	82,784
Equipment	3-10	25,173	17,373

		103,848	100,157
Less: Accumulated depreciation and amortization		(16,793)	(8,677)

		$87,055	$91,480

(1)	Leasehold improvements are depreciated over the lesser of the estimated useful life or the lease term.

The amount charged to operating expenses for depreciation and amortization was approximately $9.1 million and $7.3 million for 2013 and 2012, respectively.

The Company leases various premises and equipment under operating leases. The leases have varying terms, with most containing renewal or first-right-of-refusal options for multi-year periods and annual increases in base rates.

The following is a schedule by year of future minimum lease payments under operating leases, as of December 31, 2013:

Year	Property	Equipment	Total
	(In thousands)
2014	$8,561	$304	$8,865
2015	8,622	213	8,835
2016	8,266	71	8,337
2017	7,762	9	7,771
2018	7,407	6	7,413
Thereafter	29,791	2	29,793

Total minimum lease payments	$70,409	$605	$71,014

Rental expense for premises and equipment, net of rental income, for the years ended December 31, 2013 and 2012, was approximately $15.4 million and $9.7 million, respectively. The primary component of equipment rental expense is related to office equipment and is paid on a month-to-month basis.

Note 6—Goodwill and Other Intangible Assets

The following table summarizes the Company’s goodwill and other intangible assets at December 31, 2013 and 2012:

	December 31,
	2013	2012
	(In thousands)
Goodwill	$317,817	$318,038
Core deposit intangible, net of accumulated amortization of $19,752 and $11,852, respectively	19,934	27,834
Customer lists, net of accumulated amortization of $6,548 and $2,275, respectively	20,152	24,425
Non-compete agreements	50	83
Trademarks	24	24

Total goodwill and intangible assets	$357,977	$370,404

The amortization expense relating to other intangible assets was $12.2 million and $9.6 million for 2013 and 2012, respectively.

Estimated other intangible assets amortization expense for the next five years and thereafter is:

Year	Amount
(In thousands)
2014	$10,326
2015	8,428
2016	6,533
2017	4,652
2018	2,855
Thereafter	7,366

$40,160

Note 7—Derivatives

The fair value of derivative positions outstanding is included in other assets and other liabilities in the accompanying consolidated balance sheets and in the net change in each of these financial statement line items in the accompanying consolidated statements of cash flows. For non-hedging derivative instruments, gains and losses due to changes in fair value are included in noninterest income and the operating section of the consolidated statement of cash flows. The notional amounts and estimated fair values as of December 31, 2013 and 2012 were as follows:

	2013		2012
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
	(In thousands)
Non-hedging interest rate derivatives:
Mortgage loan held for sale interest rate lock commitments	$14,514	$109	$47,764	$249
Mortgage loan forward sale commitments	5,000	18	18,000	28
Mortgage loan held for sale floating commitments	4,709	—	13,645	—

Gain (loss) included in mortgage loan income on the consolidated statements of operations related to non-hedging derivative instruments for the years ended December 31, 2013 and 2012 were as follows:

	2013	2012
	(In thousands)
Non-hedging interest rate derivatives:
Mortgage loan held for sale interest rate lock commitments	$(202)	$114
Mortgage loan forward sale commitments	72	(1,421)

Interest Rate Swap and Cap Agreements

During 2013 and 2012, the Company entered into certain interest rate swap and agreements on commercial loans that are not designated as hedging instruments. These derivative contracts relate to transactions in which the Company enters into an interest rate swap or cap with a loan customer while at the same time entering into an offsetting interest rate swap or cap with another financial institution. In connection with each swap transaction, the Company agrees to pay interest to the customer on a notional amount at a variable interest rate and receive interest from the customer on a similar notional amount at a fixed interest rate. At the same time, the Company agrees to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. The interest rate swap transaction allows the Company’s customer to effectively convert a variable rate loan to a fixed rate. The interest rate cap transaction allows the Company’s customer to minimize interest rate risk exposure to rising interest rates. Because the Company acts as an intermediary for its customer, changes in the fair value of the underlying derivative contracts for the most part offset each other and do not significantly impact the Company’s results of operations. The Company is exposed to credit loss in the event of nonperformance by the parties to the interest rate swap and cap agreements. However, the Company does not anticipate nonperformance by the counterparties. The estimated fair value has been recorded as an asset and a corresponding liability in the accompanying consolidated balance sheet as of December 31, 2013 and December 31, 2012.

	2013		2012
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
	(In thousands)
Non-hedging interest rate derivatives:
Commercial loan interest rate swaps	$156,696	$1,257	$60,119	$993
Commercial loan interest rate swaps	(156,696)	(1,257)	(60,119)	(993)
Commercial loan interest rate caps	113,954	1,031	—	—
Commercial loan interest rate caps	(113,954)	(1,031)	—	—

Note 8—Deposits

The aggregate amount of time deposits in denominations of $100,000 or more as of December 31, 2013 and 2012 was $524.5 million and $613.9 million, respectively.

At December 31, 2013, the scheduled maturities of time deposits in denominations of $100,000 or more included in interest-bearing deposits were as follows:

Year	Amount
(In thousands)
2014	$278,632
2015	176,066
2016	30,741
2017	17,764
2018	18,977
Thereafter	2,337

$524,517

At December 31, 2013, the contractual maturities of domestic time deposits with a denomination of $100,000 and over were as follows: $79.0 million in 3 months or less, $57.9 million over 3 months through 6 months, $141.7 million over 6 months through 12 months, and $245.9 million over

12 months. Domestic time deposits under $100,000 were $540.0 million and $592.3 million at December 31, 2013 and 2012, respectively. Domestic times deposits $100,000 and over were $524.5 million and $613.9 million at December 31, 2013 and 2012, respectively. There were no foreign time deposits at either December 31, 2013 or 2012.

Note 9—Borrowed Funds

Repurchase Agreements

Securities sold under agreements to repurchase generally mature within one to seven days from the transaction date. Securities underlying the repurchase agreements remain under the control of the Company.

Information concerning the Company’s securities sold under agreements to repurchase as of December 31, 2013 and 2012 is summarized as follows:

	2013	2012
	($ In thousands)
Balance at year-end	$11,634	$26,155
Average balance during the year	17,370	31,070
Average interest rate during the year	0.13%	0.34%
Maximum month-end balance during the year	$20,522	$34,986

Repurchase agreements are treated as collateralized financing obligations and are reflected as a liability in the consolidated balance sheets.

Junior Subordinated Debentures

On December 30, 2003, the Company issued $30.9 million of floating rate junior subordinated deferrable interest debentures to the NBC Capital Corporation (MS) Statutory Trust I (“Trust”), a Connecticut business trust, in which the Company owns all of the common equity. The debentures are the sole asset of the Trust. The net proceeds received by the Company from the issuance of the debentures were used for bank acquisition purposes. The Trust issued $30.0 million of Trust Preferred Securities (“TPSs”) to investors. The Company’s obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the Trust’s obligations under the TPSs. The TPSs are redeemable at the Company’s option on or after December 30, 2008, on any interest payment date. The TPSs must be redeemed upon maturity of the debentures in 2033. Interest on the debentures and TPSs is the three month London Interbank Offer Rate (“LIBOR”) plus 2.85% and is payable quarterly.

In September 2003, Encore formed Encore Statutory Trust II (“Trust II”), a statutory business trust, and purchased all the common securities of the Trust II for $0.2 million. Trust II issued $5.0 million of preferred securities. The sole assets of Trust II are junior subordinated debentures with an aggregate principal amount of $5.2 million, which are due September 24, 2033. The interest payable on the junior subordinated debentures is payable at a per annum rate equal to LIBOR plus 2.95%, reset quarterly. Cash distributions on the common and preferred securities are made in the same amount and to the extent interest on the junior subordinated debentures is received by Trust II. The securities are redeemable in whole at any time on any March 17, June 17, September 17 or December 17.

In April 2007, Encore formed Encore Capital Trust III (“Trust III”), a statutory business trust, and purchased all the common securities of Trust III for $0.5 million. Trust III issued $15.0 million of preferred securities. The sole assets of Trust III are junior subordinated debentures with an aggregate principal amount of $15.5 million, which are due April 19, 2037. The junior subordinated debentures carried a fixed rate of 6.85% until April 19, 2012; at which date Encore may have called call the debentures. Subsequent to April 12, 2012, the debentures carry a floating rate equal to 3 month LIBOR + 1.75% .Cash distributions on the common and preferred securities are made in the same amount and to the extent interest on the junior subordinated debentures is received by Trust III.

In conjunction with the CBC’s acquisition of the Company and Encore, the subordinated debentures were marked to their fair value as of the acquisition date. The related mark is being amortized over the remaining term of the subordinated debentures. Each trust is considered a variable interest entity. Although the Company owns all of the outstanding common stock of each trust, it is not required to include them in the consolidated financial statements. The Company has fully and unconditionally guaranteed each trust’s obligations under the trust securities issued by such trust to the extent not paid or made by each trust, provided that such trust has funds available for such obligations. On August 9, 2010, the Company’s Board of Directors voted to defer regular interest payments on the subordinated debentures issued to the Trust. During the third quarter of 2012, the Company ceased deferring interest payments and brought all payments due current.

Advances from FHLB

FHLB advances as of December 31, 2012, consisted of one short-term borrowing ($75 million) with a maturity date of February 2013, interest payable monthly at a rate of 0.19% and another short-term borrowing ($5 million) with a maturity of November 2013, interest was payable monthly at a rate of .0355%. These advances were collateralized by deposits with the FHLB, FHLB stock and loans totaling approximately $1.8 billion as of December 31, 2012. There were no outstanding FHLB advances as of December 31, 2013.

As of December 31, 2013, the FHLB has issued for the benefit of the bank three irrevocable letters of credit. The Bank has a $35 million irrevocable letter of credit in favor of the State of Alabama SAFE Program to secure certain deposits of the State of Alabama. The letter of credit expires September 24, 2014 upon 60 days’ prior notice of non-renewal; otherwise it automatically extends for a successive one-year term. The FHLB has also issued two standby letters of credit on behalf of the Bank to two customers with a total amount of approximately $961 thousand. These letters of credit have maturity dates ranging from 2014 to 2016.

Note 10—Preferred Stock

As part of the Encore acquisition by CBC all of the outstanding preferred stock was assumed by the Company and recorded at its fair value. The related mark is being amortized over the expected remaining life of the instrument. On September 27, 2011 (Issuance Date), Encore issued 32,914 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series B, par value $1.00 per share, with a liquidation value of $1,000 per share (Series B Preferred Stock) to the Secretary of the Treasury (Secretary) through the Small Business Lending Fund for $32.9 million in cash. Non-cumulative dividends on the Series B Preferred Stock are paid quarterly and will accrue on the liquidation preference at a rate based on changes in the level of Qualified Small Business Lending (QSBL) of the Bank. The Series B Preferred Stock has no maturity date and ranks senior to common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the Company. The Series B Preferred Stock generally is non-voting, except in on certain limited circumstances matters that could impact the rights and preferences of the Series B Preferred Stock.

The dividend rate as of and for the year ended December 31, 2013 was 5.0% based on a revised baseline established after the Encore acquisition date. The dividend rate rose to 7.0% in the first quarter of 2014, and will remain at that level for the remainder of 2014. If the Company has not declared and paid an aggregate of five dividend payments, whether or not consecutive, the holders of a majority of the outstanding Series B Preferred Stock will have the right, but not the obligation, to appoint a representative as an “observer” on the Company’s Board of Directors. If the Company has not declared and paid an aggregate of six dividend payments, whether or not consecutive, and the aggregate liquidation preference of the then-outstanding shares of Series B Preferred Stock is at least $25 million, the holders of a majority of the outstanding Series B Preferred Stock will have the right, but not the obligation, to elect two directors to the Company’s Board of Directors. Once triggered, these rights to appoint an observer or directors will terminate once the Company has timely paid full dividends for four consecutive quarterly periods.

The Series B Preferred Stock may be redeemed by the Company at any time, at a redemption price of $1,000 per share plus accrued but unpaid dividends to (but excluding) the date of redemption for the dividend period in which the redemption occurs (regardless of whether any dividends are actually declared for such dividend period) plus, under certain circumstances, an incentive lending fee relating to the preferred shares previously issued by Encore to the Treasury under the Capital Purchase Program, subject to the approval of the Company’s federal banking regulator. The Series B Preferred Stock may be redeemed in whole or in part, subject to a minimum redemption of (i) at least 25% of the original aggregate liquidation value, or $8.2 million, or (ii) all of the then-outstanding Series B Preferred Stock if the aggregate liquidation value of the then-outstanding Series B Preferred Stock is less than $8.2 million.

The terms of the Series B Preferred Stock impose limits on the Company’s ability to pay dividends on or repurchase its common stock or other securities that are junior to (or on parity with) the Series B Preferred Stock. More specifically, if the Company fails to declare and pay dividends on the Series B Preferred Stock in a given quarter, then during such quarter and for the next three quarters following such missed dividend payment, the Company may not pay dividends (other than dividends payable solely in shares of common stock) on or repurchase its common stock or any other securities that are junior to (or in on parity with) the Series B Preferred Stock, except in very limited circumstances. Additionally, under the terms of the Series B Preferred Stock, the Company may only declare and pay dividends on its common stock or any other stock securities that are junior to (or on parity with) the Series B Preferred Stock, or repurchase shares of any such securities, only if after payment of such dividends or repurchase of such shares, the Company’s Tier 1 Capital is 90% of the Issuance Date Tier 1 Capital as of the Issuance Date, as calculated and adjusted pursuant to the terms of the Series B Preferred Stock. If any Series B Preferred Stock remains outstanding on the tenth anniversary of the Issuance Date and the Company is not then a publicly traded company, the Company may not pay further dividends (other than dividends payable solely in shares of common stock) on or repurchase its common stock or any other securities that are junior to (or on parity with) the Series B Preferred Stock, junior stock until the Series B Preferred Stock is redeemed in full.

The Series B Preferred Stock was redeemed by the Company in full in August of 2014 at par, which was approximately $32.9 million as of the date of redemption.

Note 11—Noninterest Income and Noninterest Expense

The detail of the noninterest income and noninterest expense captions are presented in the consolidated statements of operations is as follows:

	Year Ended December 31,
	2013	2012
	(Dollars in thousands)
Noninterest Income
Service charges on deposit accounts	$10,792	$11,262
Other service fees	4,222	4,089
Trust services revenue	12,792	7,234
Mortgage banking revenue	5,107	6,339
Investment advisory revenue	15,379	7,379
Securities gains, net	2,877	509
(Losses) gains on other real estate, net	(1,572)	10,791
Accretion of FDIC indemnification asset	(5,318)	(6,462)
Insurance revenue	6,952	3,219
Bankcard fees	5,333	3,645
Income from bank owned life insurance policies	3,981	3,147
Other	3,788	3,523

Total noninterest income	$64,333	$54,675

	Year Ended December 31,
	2013	2012
	(Dollars in thousands)
Noninterest Expense
Salaries and employee benefits	$130,311	$123,909
Premises and equipment	36,038	29,451
Intangible asset amortization	12,206	9,649
Data processing	11,179	9,788
Special asset expense	11,102	9,710
Consulting and professional fees	6,365	7,276
Loan related expenses	6,569	3,172
FDIC insurance	4,740	4,120
Communications	4,442	5,296
Advertising and public relations	3,392	4,098
Legal expenses	2,797	6,851
Management fee	1,338	1,298
Branch closure expenses	1,033	—
Merger and acquisition expenses	958	5,353
Other	19,627	18,425

Total noninterest expense	$252,097	$238,396

Note 12—Income Taxes

The components of the consolidated income tax (benefit) expense are as follows:

	2013	2012
	(In thousands)
Current:
Federal	$3,491	$1,848
State	(2,716)	789

Total current expense	775	2,637
Deferred:
Federal	(53,230)	(268)
State	(3,794)	(90)

Total deferred (benefit)	(57,024)	(358)

Total income tax (benefit) expense	$(56,249)	$2,279

A reconciliation of total income tax (benefit) expense for 2013 and 2012 to amounts determined by applying the statutory Federal income tax rate of 35% to income (loss) before taxes is as follows:

	2013	2012
	(In thousands)
Computed income tax benefit at statutory rate	$16,587	$145
Tax exempt interest, net	(192)	(200)
BOLI income	(1,110)	(1,094)
State tax expense	2,230	454
Tax credits	(564)	(564)
Change in valuation allowance	(73,480)	3,701
Other, net	280	(163)

	$(56,249)	$2,279

The significant components of the Company’s deferred tax assets and liabilities as of December 31, 2013 and 2012 are as follows:

	2013	2012
Deferred income tax assets:
General business credit	$718	$674
Allowance for credit losses	16,658	13,529
Nonaccrual interest	3,537	1,956
Deferred compensation	2,313	2,994
Accrued compensation	4,731	—
Net operating loss carryforwards	29,558	34,367
Alternative minimum tax credit carryover	1,735	1,323
Other	8,019	11,515
Excess of tax basis in assets acquired
Loans	26,311	43,679
Other real estate owned	4,174	7,189
Intangibles	1,839	4,948
Other	1,087	2,333

Total deferred income tax assets	100,680	124,507

Less: valuation allowance	—	(73,480)

Deferred income tax liabilities:
Difference in book and tax basis of intangibles	11,049	15,047
Unrealized gain on securities, net	1,726	9,299
Other	2,950	2,038
Excess of book basis in assets acquired and tax liabilities assumed over book carrying value
FDIC indemnification asset	1,586	3,717
Other	7,175	8,747

Total deferred income tax liabilities	24,486	38,848

Net deferred income tax asset	$76,194	$12,179

ASC Topic 740, “Income Taxes,” requires that deferred tax assets be reduced if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Management’s determination of the realizabilty of deferred tax assets is based on its evaluation of all available evidence, both positive and negative, and its expectations regarding various future events, including the reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies.

The net deferred tax asset, before valuation allowance, was $76.2 million and $86.0 million at December 31, 2013 and 2012, respectively. In connection with the Encore acquisition in 2012, management recorded a $16.0 million valuation allowance against the acquired net deferred tax asset of $16.4 million. The acquired net deferred tax asset, before valuation allowance, for CFC and Superior totaled $54.7 million and $1.7 million, respectively. Management recorded a full valuation allowance against both the CFC and Superior net deferred tax assets at their respective acquisition dates in 2011. At December 31, 2012, based on the assessment of all the positive and negative evidence, management determined there was not sufficient evidence to conclude that it was more likely than not the Company would realize the benefits associated with its net deferred tax asset; accordingly, the Company continued to maintain a valuation allowance for substantially all of the net deferred tax asset. As of December 31, 2012, the net deferred tax asset in excess of the valuation allowance was $12.2 million and was supported by the amount of taxes paid in 2012 and 2011 that are recoverable via carryback under the applicable income tax laws.

In the third quarter of 2013 management concluded, based on the assessment of all the positive and negative evidence, it was more likely than not the net deferred tax asset will be realized and the Company released the valuation allowance of $73.5 million. This conclusion was based primarily on projections of future taxable income and the expected reversal of existing deferred tax liabilities. Positive evidence considered at September 30, 2013 included:

•	further stabilization and integration of the business that led to enhanced reliability of forecasts,

•	four consecutive quarters of profitability,

•	projected future loan growth,

•	additional growth in several lines of business due to cross selling and new business,

•	highly accomplished management team in place that understands the target markets and the economic environment, and

•	a sufficient amount of estimated future taxable income of the appropriate character, to support the realization of the net deferred tax asset.

The income tax benefit of $56.3 million recorded for the year ended December 31, 2013, was due primarily to the 2013 release of the valuation allowance.

Management’s estimates of future taxable income are based on internal projections, various internal assumptions, as well as certain external data all of which management believes to be reasonable although inherently subject to significant judgment. Projected future taxable income is expected to be generated through loan growth at the bank, revenue growth from successful cross selling initiatives, the development of new business, the reduction of expenses through declines in special assets, all in the context of a macro-economic environment that continues to trend favorably. If actual results differ significantly from the current estimates of future taxable income, a valuation allowance may need to be recorded for some portion or all the net deferred tax asset. Such an increase to the deferred tax asset valuation allowance could have a material adverse effect on the financial condition and results of operations.

The acquisitions of CFC and Encore resulted in an “ownership change” as defined for U.S. federal income tax purposes under Section 382 of the Internal Revenue Code. As a result of the operation of Section 382, the Corporation is not able to fully utilize a portion of the U.S. federal and state tax net operating losses and certain built-in losses that have not been recognized for tax purposes. An ownership change under Section 382 generally occurs when a change in the aggregate percentage ownership of the stock of the corporation held by five percent stockholders increases by more than fifty percentage points over a rolling three year period. A corporation experiencing an ownership change generally is subject to an annual limitation on its utilization of pre-change losses and certain post-change recognized built-in losses equal to the value of the stock of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate (subject to certain adjustments). The annual limitation is increased each year to the extent that there is an unused limitation in a prior year. Since U.S. federal net operating losses generally may be carried forward for up to 20 years, the annual limitation also effectively provides a cap on the cumulative amount of pre-change losses and certain post-change recognized built-in losses that may be utilized. Pre-change losses and certain post-change recognized built-in losses in excess of the cap are effectively unable to be used to reduce future taxable income. The Corporation has estimated the amount of pre-change losses and certain post-change losses that are not expected to be utilized and has reduced the deferred tax asset at the acquisition date to reflect this limitation.

The acquisition of Superior Bank was an asset acquisition and is not subject to the limitations of Section 382.

As of December 31, 2013, the Company has federal net operating loss carryforwards of $80.3 million which will expire in 2030. The Company has state net operating loss carryforwards of $37.4 million which will begin to expire in annual installments in 2022. In addition, the Company has available unused general tax credits of $718,000 consisting primarily of affordable housing tax credits that can be carried forward and utilized against future federal income tax liability and which will begin to expire in 2027. The Company also has an AMT credit carryforward of $1.7 million as of December 31, 2013, which has no expiration.

The Company’s subsidiaries are subject to U.S. federal income tax as well as various state and local income taxes. The Corporation has concluded all U.S. federal and state income tax matters for years through 2009.

The Company applies the guidance in ASC 740-10, “Accounting for Uncertainty in Income Taxes.” ASC 740-10 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more likely than not” to be sustained by the applicable tax authority based on technical merits of the position. Tax benefits from tax positions not deemed to meet the “more likely than not” threshold should not be recognized in the year of determination. Management has reviewed the Company’s tax positions for all open tax years and concluded that the Company has no material uncertain tax positions at December 31, 2013 or 2012. As of December 31, 2013, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions taken or expected to be taken in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

Note 13—Net Income (Loss) Per Common Share

The following table displays a reconciliation of the information used in calculating basic and diluted net income (loss) per common share for the years ended December 31, 2013 and 2012.

	For the Years Ended December 31,
	2013	2012
	(In thousands except per share data)
Net income (loss)	$103,642	$(1,863)
Dividends and accretion of discount on preferred stock	2,743	1,033

Net income (loss) available to common shareholders	$100,899	$(2,896)

Weighted average common shares outstanding, basic and diluted	1	1

Net income (loss) per common share, basic and diluted:	$100,899	$(2,896)

There are no common stock equivalents outstanding as of December 31, 2013 or December 31, 2012.

Note 14—Employee Benefits

Defined Benefit Plan

The Company accounts for its defined benefit plan in accordance with ASC Topic 715. This guidance requires companies to recognize the funded status of a defined benefit plan (measured as the difference between the fair value of plan assets and the projected benefit obligation) on the balance sheet and to recognize in other comprehensive income any gains or losses and prior service costs or benefits not included as components of periodic benefit cost. Total benefit cost represents costs accrued after CBC’s acquisition of the Company. In accordance with purchase accounting rules, the plan’s prior unrecognized service cost and prior unrecognized loss were eliminated as of the acquisition date; thus, there are no prior service cost or loss amortization amounts reflected in the 2013 and 2012 results of operations.

The following table sets forth the defined benefit plan’s funded status and amounts recognized in the Company’s consolidated financial statements at December 31, 2013 and 2012:

	2013	2012
	$ in thousands
Change in benefit obligation:
Benefit obligation at beginning of period	$9,877	$10,478
Service cost	100	100
Interest cost	292	369
Actuarial (gain) loss	(746)	251
Administrative expenses paid	(66)	(55)
Benefits paid	(65)	(69)
Settlements	(2,672)	(1,197)

Benefit obligation at end of year	6,720	9,877

Change in plan assets:
Fair value of plan assets at beginning of period	7,781	8,229
Return on plan assets	621	823
Employer contributions	260	50
Administrative expenses paid	(66)	(55)
Benefits paid	(65)	(69)
Settlements	(2,672)	(1,197)

Fair value of plan assets at end of year	5,859	7,781

Funded status	(861)	(2,096)
Unrecognized losses	617	1,955

Prepaid benefit cost	$(244)	$(141)

Weighted average assumptions used to determine benefit obligations at December 31:
Discount rate	4.18%	3.21%
Compensation increase rate	N/A	N/A
Census date	1/1/2014	1/1/2013
Components of net periodic benefit cost:
Service cost	$100	$100
Interest cost	292	369
Expected return on plan assets	(382)	(410)
Net loss amortization	108	143
Cost of settlements	245	237

Net periodic benefit cost	$363	$439

Amount recognized in accumulated other comprehensive income:
Net actuarial loss	$1,148	$305
Adjustment for settlement	(245)	(237)

	1,393	542
Tax effect	(582)	210
Change in deferred tax asset valuation allowance	—	(210)

Net	$811	$542

Of the above amount recognized in accumulated other comprehensive income, $100 thousand is expected to be recognized as a component of net periodic benefit cost in 2014.

Retiree benefit payments, which reflect expected future service, are anticipated to be paid as follows:

Year	Amount
(In thousands)
2014	$665
2015	476
2016	430
2017	431
2018	675
2019-2023	2,615

Total	$5,292

In determining the expected return on plan assets, the Company considers the relative weighting of plan assets, the historical performance of total plan assets, individual asset classes, and economic and other indicators of future performance. In addition, the Company may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks.

The Company’s pension plan fair values and weighted-average asset allocations at December 31, 2013 and 2012, by asset category, were as follows:

	2013		2012
	Fair Value of Plan Assets	Asset Allocations	Fair Value of Plan Assets	Asset Allocations
	(Dollars in thousands)
Asset Category:
Equity securities	$2,400	41%	$2,871	37%
Debt securities	2,879	49%	3,072	40%
Other securities	419	7%	1,741	22%
Cash and cash equivalents	162	3%	97	1%

Total	$5,859	100%	$7,781	100%

The primary investment objective of the Company’s defined benefit pension plan is to maximize total return while accepting and managing a moderate to average degree of risk. The assets are invested based upon a moderate growth asset allocation model, which seeks to provide long-term growth of capital with a moderate level of current income and a somewhat higher level of principal volatility. For 2013, the assets were allocated in a target mix of 54% fixed income, 39% equity, 5% other, and 2% money market. The fixed income class is divided between a short-term government bond fund, a core fixed income bond fund, a high-yield bond fund and an international bond fund. The equity class is diversified among large, mid and small cap growth and value stock funds with an emphasis being placed on large cap. There is also an exposure in the international equity market. This diversification among all of the equity sectors is an effort to reduce risk and attempt to generate higher returns. The other securities class includes a fund investing in debt securities, floating-rate loans, commodity-linked notes, and real estate-related investments, including real estate investment trusts (REITs), as well as a fund investing only in Treasury Inflation Protected Bonds (TIPs). As a result of market conditions, the target percentages may not be achieved at any one point in time.

The investments are managed by the Trust Division of the Company within the established guidelines. It is the intent of management to give the investment managers flexibility within the overall parameters designated in the investment model selected by the Bank’s Trust Company Investment Committee for the plan.

The fair values of all plan assets as of December 31, 2013 and 2012, were measured using quoted prices in active markets for identical assets and liabilities (Level 1 inputs, as defined by ASC Topic 820, “Fair Value Measurements and Disclosures”).

The Company has until September 13, 2014, to make a minimum cash contribution of approximately $107 thousand to the plan for 2013. There was a minimum required contribution of $72 thousand related to 2012, contributed by the Company in 2013.

Other Plans

Contributions to the 401(k) plan totaled $3.2 million and $2.4 million in 2013 and 2012, respectively.

The accrued liability for the Company’s supplemental retirement plan that originated from an acquired bank, accounted for under ASC Topic 715, approximates the projected benefit obligation. The accrued liability for this plan was $1.8 million at both December 31, 2013 and 2012, and the amount recognized in compensation expense for the years ended December 31, 2013 and 2012 was $321 thousand and $150 thousand, respectively.

The accrued liabilities for the Company’s unqualified supplemental retirement and the Company’s voluntary deferred compensation plans were $1.8 million and $2.0 million, respectively, at December 31, 2013, and $1.8 million and $1.4 million, respectively, at December 31, 2012. The amounts recognized in compensation expense for the year ended December 31, 2013, were $43 thousand and $321 thousand, respectively, and for the year ended December 31, 2012, were $36 thousand and ($125) thousand, respectively. Compensation expense for the Company’s voluntary deferred compensation plan is impacted by the changes in market values of plan assets.

Projected benefit payments under these plans are anticipated to be paid as follows:

Year	Amount
(In thousands)
2014	$238
2015	160
2016	226
2017	164
2018	179
2019-2023	2,082

Total	$3,049

Note 15—Related Party Transactions

In the normal course of business, loans are made to directors and executive officers and to companies in which they have a significant ownership interest. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties, are consistent with sound banking practices, and are within applicable regulatory and lending limitations. The aggregate balances of related party loans and deposits as of December 31, 2013 and 2012 were insignificant.

In consideration for certain management services provided by CBC, the Company pays management fees to CBC on a periodic basis. These fees totaled $1.3 million for both the years ended December 31, 2013 and 2012.

Note 16—Regulatory Matters

The Bank is subject to the capital adequacy requirements of the OCC. The Company, as a bank holding company, is subject to the capital adequacy requirements of the Federal Reserve. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgment by regulators about components, risk weightings, and other related factors.

The risk-based capital requirements of the Federal Reserve and the OCC define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The risk-based capital standards issued by the Federal Reserve require all bank holding companies to have a Tier 1 leverage ratio of at least 4.0% to be “adequately capitalized” and at least 6.0% to be “well-capitalized” and a total risk-based capital ratio (Tier 1 and Tier 2) of at least 8.0% of total risk-adjusted assets to be “adequately capitalized” and at least 10.0% to be “well-capitalized.” Tier 1 capital generally includes common shareholders’ equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, less deductions for goodwill and various other intangibles. Tier 2 capital may consist of a limited amount of intermediate-term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation ACL.

The Federal Reserve has also adopted guidelines which supplement the risk-based capital guidelines with a minimum ratio of Tier 1 capital to average total consolidated assets (leverage ratio) of 3.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0% in order to be categorized as “adequately capitalized” and at least 5.0% to be categorized as “well-capitalized.” These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

The actual capital amounts and ratios as of December 31, 2013 and 2012 are presented in the following table. No amount was deducted from capital for interest-rate risk exposure.

	Cadence Financial Corporation (Consolidated)		Cadence
	Amount	Ratio	Amount	Ratio
	(In thousands)
December 31, 2013
Total risk-based capital	$713,157	12.7%	$677,502	12.1%
Tier 1 risk-based capital	668,382	11.9%	632,727	11.3%
Tier 1 leverage	668,382	11.3%	632,727	10.7%

The minimum amounts of capital and ratios established by banking regulators are as follows:

Total risk-based capital	$449,179	8.0%	$448,912	8.0%
Tier 1 risk-based capital	224,590	4.0%	224,456	4.0%
Tier 1 leverage	236,475	4.0%	236,247	4.0%

	Cadence Financial Corporation (Consolidated)		Cadence
	Amount	Ratio	Amount	Ratio
	(In thousands)
December 31, 2012
Total risk-based capital	$621,406	14.6%	$587,432	13.8%
Tier 1 risk-based capital	586,493	13.8%	552,510	13.0%
Tier 1 leverage	586,493	11.3%	552,510	10.6%

The minimum amounts of capital and ratios established by banking regulators are as follows:

Total risk-based capital	$340,226	8.0%	$339,607	8.0%
Tier 1 risk-based capital	170,113	4.0%	169,804	4.0%
Tier 1 leverage	208,087	4.0%	208,564	4.0%

The Bank is subject to capital adequacy guidelines of the OCC at the bank level that are substantially similar to the Federal Reserve guidelines. Although current regulatory guidelines state that a financial institution must have a total risk-based capital ratio of 10.0%, a Tier 1 risk-based capital ratio of 6.0% and a Tier 1 leverage ratio of 5.0% to be considered “well-capitalized” in accordance with the regulations, the primary regulator has the ability to impose higher ratios on financial institutions. These higher standards are imposed if the regulator believes that the risk profile on the institution is higher than they consider appropriate.

The Bank is subject to specific requirements pursuant to an OCC Operating Agreement it entered into with the OCC in connection with the acquisition of Cadence Bank in 2011. As part of the Operating Agreement the Bank is required to maintain a Tier 1 leverage ratio of 10.0%, Tier 1 risk-based capital ratio of 11% and a total risk-based capital ratio of 12.0%. Also, under the terms of the Operating Agreement, the Bank may not declare or pay dividends for three years after the acquisition. As of March 4, 2014, the three year prohibition on the payment of any dividends had expired and the Bank requested and the OCC approved the payment of a certain level of dividends during 2014 and 2015, subject to the minimum capital ratios set forth in the Operating Agreement.

Under regulations controlling national banks, the payment of any dividends by a bank without prior approval of the OCC is limited to the current year’s net profits (as defined by the OCC) and retained net profits of the two preceding years. The Federal Reserve, as primary regulator for bank holding companies, has also stated that all common stock dividends should be paid out of current earnings. As the Company does not generate earnings on a stand-alone basis, it does not have the capability to pay common stock dividends without receiving dividends from the Bank.

In connection with the acquisition of assets and assumption of deposits and certain other liabilities of the former Superior Bank, the Company agreed to be bound by the FDIC’s Final Statement of Policy on Qualifications for Failed Bank Acquisitions (the “Policy Statement”). The Policy Statement imposes different capital adequacy requirements on the Bank than those imposed by the Operating Agreement. In order to meet the application of the Policy Statement capital adequacy requirements, the Company would need to contribute to the Bank additional capital of approximately $11 million as of December 31, 2013. The Company believes that between cash on hand and the potential to borrow funds, it currently has sufficient access to capital to make such a contribution if it were required to do so.

The Bank is required to maintain average reserve balances in the form of cash or deposits with the Federal Reserve Bank. The reserve balance varies depending upon the types and amounts of deposits. At December 31, 2013 and 2012, the required reserve balance on deposit with the Federal Reserve Bank was approximately $27.6 million and $17.5 million, respectively.

Note 17—Commitments and Contingent Liabilities

The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of banking business and which involve elements of credit risk, interest rate risk, and liquidity risk. The commitments and contingent liabilities are commitments to extend credit, home equity lines, overdraft protection lines, and standby letters of credit. Such financial instruments are recorded when they are funded. A summary of commitments and contingent liabilities at December 31, 2013 and 2012 is as follows:

	2013	2012
	(In thousands)
Commitments to extend credit	$2,034,400	$1,262,422
Standby letters of credit	25,572	35,753
Performance letters of credit	15,763	4,664

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The credit policies and procedures for such commitments are the same as those used for lending activities. Because these instruments have fixed maturity dates and because a number expire without being drawn upon, they generally do not present any significant liquidity risk. No significant losses on commitments were incurred during the years ended December 31, 2013 or 2012. The Company does not anticipate any significant future losses as a result of these transactions.

The Company and the Bank are defendants in various pending and threatened legal actions arising in the normal course of business. In the opinion of management, based upon the advice of legal counsel, the ultimate disposition of all pending and threatened legal action will not have a material effect on the Company’s consolidated financial statements.

Note 18—Concentrations of Credit

Most of the loans, commitments and letters of credit have been granted to customers in the Company’s market areas. Investments in state and municipal securities also involve governmental entities within the Company’s market areas. General concentrations of credit by type of loan are set forth in Note 4 of these consolidated financial statements. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Letters of credit were granted primarily to commercial borrowers.

Note 19—Supplemental Cash Flow Information

	For the Years Ended December 31,
	2013	2012
	(In thousands)
Cash paid during the year for:
Interest	$18,691	$18,462
Income taxes, net of refunds	56	20,338
Non-cash investing activities (at fair value):
Transfers of loans to other real estate	$33,293	$75,945
Securities sold during the period but settled after period end	53,010	—
Change in pension liability	1,393	542
(Decrease) increase in unrealized gains net of unrealized losses on available for sale securities	(19,418)	5,388

See Note 2 for the amount of assets acquired and liabilities assumed by the Company in the Encore business combination in 2012.

Note 20—Disclosure About Fair Values of Financial Instruments

The Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. This hierarchy requires the Company to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Each fair value measurement is placed into the proper level based on the lowest level of significant input. These levels are:

•	Level 1—Valuation is based upon quoted prices for identical instruments traded in active markets.

•	Level 2—Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•	Level 3—Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

Transfers between fair value levels are recognized at the end of the fiscal quarter in which the associated change in inputs occurs.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents the Company’s assets and liabilities measured at fair value on a recurring basis categorized by the level of inputs used in the valuation of each asset at December 31, 2013 and 2012:

	Carrying Value	(Level 1)	(Level 2)	(Level 3)
	(In thousands)
December 31, 2013
Investment securities available-for-sale:
U.S. Treasury securities	$—	$—	$—	$—
Obligations of U.S. government agencies	34,322	—	34,322	—
Mortgage-backed securities (MBS)
U.S. Agency MBS—Residential pass-through:
Guaranteed by GNMA	119,568	—	119,568	—
Issued by FNMA and FHLMC	165,418	—	165,418	—
U.S. Agency MBS—collateral mortgage obligations	138,392	—	138,392	—

Total MBS	423,378	—	423,378	—
Obligations of states and municipal subdivisions	16,099	—	16,099
Other securities	4,891	4,891	—	—

Total investment securities available-for-sale	478,690	4,891	473,799	—
Derivative assets	2,415	—	2,415	—

Total recurring basis measured assets	$481,105	$4,891	$476,214	$—

Derivative liabilities	$2,288	$—	$2,288	$—

Total recurring basis measured liabilities	$2,288	$—	$2,288	$—

	Carrying Value	(Level 1)	(Level 2)	(Level 3)
	(In thousands)
December 31, 2012
Investment securities available-for-sale:
U.S. Treasury securities	$2,003	$2,003	$—	$—
Obligations of U.S. government agencies	40,158	—	40,158	—
Mortgage-backed securities (MBS)
U.S. Agency MBS—Residential pass-through:
Guaranteed by GNMA	71,542	—	71,542	—
Issued by FNMA and FHLMC	237,852	—	237,852	—
U.S. Agency MBS—collateral mortgage obligations	155,292	—	155,292	—

Total MBS	464,686	—	464,686	—
Obligations of states and municipal subdivisions	50,093	—	50,093
Other securities	4,384	4,384	—	—

Total investment securities available-for-sale	561,324	6,387	554,937	—
Derivative assets	1,270	—	1,270	—

Total recurring basis measured assets	$562,594	$6,387	$556,207	$—

Derivative liabilities	$993	$—	$993	$—

Total recurring basis measured liabilities	$993	$—	$993	$—

Assets Recorded at Fair Value on a Nonrecurring Basis

From time to time, the Company may be required to measure certain other financial assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of lower of cost or fair value accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis which were still held on the balance sheet at December 31, 2013 and 2012, the following tables provide the level of valuation assumptions used to determine each adjustment and the related carrying value:

	Carrying Value	(Level 1)	(Level 2)	(Level 3)
	(In thousands)
December 31, 2013
Mortgage loans held for sale	$7,201	$—	$7,201	$—
Impaired loans, net of specific allowance	2,807	—	—	2,807
Other real estate	57,837	—	—	57,837

Total assets measured on a non-recurring basis	$67,845	$—	$7,201	$60,644

	Carrying Value	(Level 1)	(Level 2)	(Level 3)
	(In thousands)
December 31, 2012
Mortgage loans held for sale	$25,592	$—	$25,592	$—
Impaired loans, net of specific allowance	1,594	—	—	1,594
Other real estate	78,295	—	—	78,295

Total assets measured on a non-recurring basis	$105,481	$—	$25,592	$79,889

Significant unobservable inputs used in Level 3 fair value measurements for financial assets measured at fair value on a nonrecurring basis at December 31, 2013, are summarized below:

Quantitative Information about Level 3 Fair Value Measurements
	Carrying Value	Valuation Methods	Unobservable Inputs	Range
	(In thousands)
December 31, 2013
Impaired loans, net of specific allowance	$2,807	Internal appraisals of accounts receivable and inventory	Discount of book value	50%-75%
		Third-Party Appraisals	Discount of fair value	0%-20%
			Estimated closing costs	10%
Other real estate	$57,837	Third-Party Appraisals	Discount of fair value	0%-20%
			Estimated closing costs	10%

	Carrying Value	Valuation Methods	Unobservable Inputs	Range
	(In thousands)
December 31, 2012
Impaired loans, net of specific allowance	$1,594	Internal appraisals of accounts receivable and inventory	Discount of book value	50%-75%
		Third-Party Appraisals	Discount of fair value	0%-20%
			Estimated closing costs	10%
Other real estate	$78,295	Third-Party Appraisals	Discount of fair value	0%-20%
			Estimated closing costs	10%

Determination of Fair Values

In accordance with ASC 820-10-35, fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following describes the assumptions and methodologies used to estimate the fair value of financial instruments recorded at fair value in the consolidated balance sheets and for estimating the fair value of financial instruments for which fair value is disclosed under ASC 825-10-50.

Investment Securities.     When quoted prices are available in an active market, securities are classified as Level 1. For securities reported at fair value utilizing Level 2 inputs, the Company obtains fair value measurements from an independent pricing service. These fair value measurements consider observable market data that may include benchmark yield curves, reported trades, broker/dealer quotes, issuer spreads and credit information, among other inputs.

Mortgage Loans Held for Sale.     Mortgage loans held for sale are recorded at the lower of aggregate cost or fair value. Fair value is generally based on quoted market prices of similar loans and is considered to be Level 2 in the fair value hierarchy.

Net Loans.     Fair values of loans are estimated using discounted cash flow analyses using various discount spreads to Treasury yields that approximate interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Other Real Estate.     Other real estate, acquired through partial or total satisfaction of loans, is carried at the lower of cost or fair value, less estimated selling expenses. The value of other foreclosed real estate collateral is determined based on appraisals by qualified licensed appraisers approved and hired by the Company. Appraised and reported values are discounted based on management’s historical knowledge, changes in market conditions from the time of valuation, and/or management’s expertise and knowledge of the client and the client’s business. Foreclosed real estate is reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors identified above.

Derivative Financial Instruments.     Derivative financial instruments are measured at fair value based on modeling that utilizes observable market inputs for various interest rates published by leading third-party financial news and data providers. This is observable data that represents the rates used by market participants for instruments entered into at that date; however, they are not based on actual transactions so they are classified as Level 2.

Deposits.     The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rate spreads to current Treasury yields.

FHLB Advances.     The fair value of the FHLB advance approximates its book value at December 31, 2012 considering their short-term maturities.

Security Repurchase Agreements.     The carrying amount of security repurchase agreements approximates their fair values.

Junior Subordinated Debentures.     As of December 31, 2013 and 2012 the fair value of junior subordinated debentures was estimated by obtaining broker indications that compared the Company’s subordinated debentures to other comparable financial institutions.

Limitations.     The following fair value estimates are determined as of a specific point in time utilizing various assumptions and estimates. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. Due to market illiquidity, the fair values for loans, net of unearned income, loans held for sale, and term borrowings as of December 31, 2013 and 2012, involve the use of significant internally-developed pricing assumptions for certain components of these line items. These assumptions are considered to reflect inputs that market participants would use in transactions involving these instruments as of the measurement date. This table only includes financial instruments of the Company, and, accordingly, the total of the fair value amounts does not represent, and should not be construed to represent, the underlying value of the Company.

The estimated fair values of the Company’s financial instruments are as follows:

	2013
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
	(In thousands)
Financial Assets:
Cash and due from banks	$55,162	$55,162	$55,162	$—	$—
Interest-bearing deposits in other banks	227,518	227,518	227,518	—	—
Federal funds sold	7,051	7,051	7,051	—	—
Securities available-for-sale	478,690	478,690	4,891	473,799	—
Securities held-to-maturity	780	858	—	858	—
Tax lien certificates	2,515	2,515	—	2,515	—
Mortgage loans held for sale	7,201	7,201	—	7,201	—
Net loans	4,814,971	4,979,952	—	—	4,979,952
Derivative assets	2,415	2,415	—	2,415	—
Financial Liabilities:
Deposits	5,346,837	5,138,846	—	5,138,846	—
Securities sold under agreements to repurchase	11,634	11,634	—	11,634	—
Junior subordinated debentures	34,025	46,025	—	46,025	—
Derivative liabilities	2,288	2,288	—	2,288	—

	2012
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
	(In thousands)
Financial Assets:
Cash and due from banks	$82,569	$82,569	$82,569	$—	$—
Interest-bearing deposits in other banks	298,584	298,584	298,584	—	—
Federal funds sold	9,223	9,223	9,223	—	—
Securities available-for-sale	561,324	561,324	6,387	554,937	—
Securities held-to-maturity	875	879	—	879	—
Mortgage loans held for sale	25,592	25,592	—	25,592	—
Net loans	3,958,274	4,001,217	—	—	4,001,217
Derivative assets	1,270	1,270	—	1,270	—
Financial Liabilities:
Deposits	4,633,567	4,535,803	—	4,535,803	—
Advances from FHLB	80,000	80,000	—	80,000	—
Securities sold under agreements to repurchase	26,155	26,155	—	26,155	—
Junior subordinated debentures	33,103	40,504	—	40,504	—
Derivative liabilities	933	933	—	933	—

Note 21—Variable Interest Entities

Under ASC 810-10-65, the Company is deemed to be the primary beneficiary and required to consolidate a variable interest entity (VIE) if it has a variable interest in the VIE that provides it with a controlling financial interest. For such purposes, the determination of whether a controlling financial interest exists is based on whether a single party has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb the losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. ASC 810-10-65, as amended, requires continual reconsideration of conclusions reached regarding which interest holder is a VIE’s primary beneficiary.

The Bank has invested in several affordable housing projects as a limited partner. The partnerships have qualified to receive annual affordable housing federal tax credits that are recognized as a reduction of current tax expense. The Company has determined that these structures meet the definition of VIE’s under Topic ASC 810 but that consolidation is not required, as the Bank is not the primary beneficiary. At December 31, 2013, the Bank’s maximum exposure to loss associated with these limited partnerships was limited to the Bank’s investment. Cadence accounts for these investments and the related tax credits using the effective yield method. Under this method, the Bank recognizes the tax credits as they are allocated and amortizes the initial costs of the investments to provide a constant effective yield over the period that the tax credits are allocated. At December 31, 2013 and 2012, the Company had recorded investments in other assets on its consolidated balance sheets of approximately $2.3 million and $4.0 million, respectively related to these investments.

The Company has established a rabbi trust related to the deferred compensation plan offered to certain of its employees. The Company contributes employee cash compensation deferrals to the trust. The assets of the trust are available to creditors of the Company only in the event the Company becomes insolvent. This trust is considered a VIE because either there is no equity at risk in the trust or because the Company provided the equity interest to its employees in exchange for services rendered. The Company is considered the primary beneficiary of the rabbi trust as it has the ability to select the underlying investments made by the trust, the activities that most significantly impact the economic performance of the rabbi trust. The Company includes the assets of the rabbi trust as a component of other assets and a corresponding liability for the associated benefit obligation in other liabilities in its consolidated balance sheets. At December 31, 2013 and December 31, 2012, the amount of rabbi trust assets and benefit obligation was $2.0 million and $1.4 million, respectively.

Note 22—Segment Reporting

The Company determines reportable segments based on the services offered, the significance of the services offered, the significance of those services to the Company’s financial condition and operating results and management’s regular review of the operating results of those services. The Company operates through three operating segments: Banking, Financial Services and Corporate.

The Banking Segment includes the Commercial Banking, Retail Banking and Private Banking lines of business. The Commercial Banking line of business includes a general business services component primarily focusing on commercial & industrial (C&I), community banking, business banking and commercial real estate lending to clients in the geographic footprint in Texas and the southeast United States. In addition, the Commercial Banking line of business includes within C&I a separate component that focuses on select industries (which we refer to as the “specialized industries”) in which we believe we have specialized experience and service capabilities, including energy, healthcare, franchise restaurant, technology and convenience and gas retail. We serve clients in these specialized industries both within the geographic footprint and throughout the United States as a result of the national orientation of many of these businesses. The Retail Banking line of business offers a broad range of retail banking services including mortgage services through the branch network to serve the needs of consumer and small businesses in the geographic footprint. The Private Banking line of business offers banking services and loan products tailored to the needs of the high-net worth clients in the geographic footprint.

The Financial Services Segment includes the Trust, Retail Brokerage, Investment Services and Insurance businesses. These businesses offer products independently to their own customers as well as to Banking Segment clients. Investment Services operates through the “Linscomb & Williams” name and Insurance operates though the “Cadence Insurance” name. The products offered by the businesses in the Financial Services Segment primarily generate non-banking service fee income. The Corporate Segment reflects parent-only activities and intercompany eliminations.

Business segment results are determined based upon the management reporting system, which assigns balance sheet and income statement items to each of the business segments. The process is designed around the organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions or in accordance with generally accepted accounting principles.

The Company evaluates performance and allocates resources based on profit or loss from operations. There are no material inter-segment sales or transfers. The accounting policies used by each reportable segment are the same as those discussed in Note 1. All costs, except corporate administration and income taxes, have been allocated to the reportable segments. Therefore, combined amounts agree to the consolidated totals.

The following tables present the operating results of the segments as of and for the years ended December 31, 2013 and 2012:

	As of and for the year ended December 31, 2013
	Banking	Financial Services	Corporate	Consolidated
	(Amounts in thousands)
Net interest income	$256,145	$(49)	$(2,338)	$253,758
Provision for credit losses	18,601	—	—	18,601
Noninterest income	28,700	35,633	—	64,333
Noninterest expense	221,955	29,899	243	252,097
Income tax (benefit) expense	15,501	1,990	(73,740)	(56,249)

Net income	$28,788	$3,695	$71,159	$103,642

Total assets	$6,394,632	$59,162	$(751)	$6,453,043

	As of and for the year ended December 31, 2012
	Banking	Financial Services	Corporate	Consolidated
	(Amounts in thousands)
Net interest income	$225,952	$25	$(1,350)	$224,627
Provision for credit losses	40,490	—	—	40,490
Noninterest income	39,274	15,312	89	54,675
Noninterest expense	225,443	12,710	243	238,396
Income tax (benefit) expense	(248)	920	1,607	2,279

Net income	$(459)	$1,707	$(3,111)	$(1,863)

Total assets	$5,656,689	$69,374	$2,367	$5,728,430

Note 23—Condensed Financial Information of Cadence Financial Corporation (Parent Company Only)

Condensed Balance Sheets

December 31, 2013 and 2012

	2013	2012
	(Amounts in thousands)
ASSETS
Cash and due from banks	$2,519	$300
Interest-bearing deposits with banks	296	1,166

Total cash and cash equivalents	2,815	1,466
Securities available-for-sale	1,680	1,135
Investment in consolidated bank subsidiary	1,020,362	926,068
Investment in consolidated nonbank subsidiaries	14,419	17,147
Other assets	253	4,995

Total Assets	$1,039,529	$950,811

LIABILITIES AND EQUITY
Liabilities:
Interest payable	$10	$10
Junior subordinated debentures	34,025	33,103
Other liabilities	1,988	6,502

Total liabilities	36,023	39,615

Equity:
Preferred Stock	30,641	29,211
Common Stock	—	—
Additional Paid-in Capital	877,655	876,639
Retained earnings (deficit)	90,394	(10,505)
Accumulated other comprehensive income (“OCI”)	4,816	15,851

Total Shareholders’ Equity	1,003,506	911,196

Total Liabilities and Equity	$1,039,529	$950,811

Condensed Statements of Operations

For the Years Ended December 31, 2013 and 2012

	2013	2012
	(Amounts in thousands)
INCOME
Dividends from nonbank subsidiary	$3,550	$—
Interest income	21	31
Other income	8	100

Total income	3,579	131

EXPENSES
Interest expense	2,359	1,381
Other expenses	251	253

Total expenses	2,610	1,634

Income (loss) before income taxes and equity in undistributed income of subsidiaries	969	(1,503)
Equity in undistributed income (loss) of subsidiaries	100,999	(451)

Net income (loss) before income taxes	101,968	(1,954)
Income tax benefit	(1,674)	(91)

Net income (loss)	103,642	(1,863)

Dividends and accretion of discount on preferred stock	2,743	1,033

Net income (loss) available to common shareholder	$100,899	$(2,896)

Condensed Statements of Cash Flows

	2013	2012
	(Amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$103,642	$(1,863)
Adjustments to reconcile net income (loss) to net cash used in operations:
Deferred income taxes	(1,213)	(330)
Equity in undistributed (income) loss of subsidiaries	(100,999)	451
Decrease (increase) in prepaid assets	5,058	(5,073)
Decrease in interest receivable	6	—
Increase in other assets	(2,504)	(1,974)
Decrease in interest payable	—	(1,498)
(Decrease) increase in other liabilities	(4,513)	5,730

Net cash used in operating activities	(523)	(4,557)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital contributions to Bank subsidiary	—	(35,000)
Cash dividends received from nonbank subsidiary	3,550	—
(Purchases) sales of securities available-for-sale, net	(365)	1,025

Net cash provided by (used in) investing activities	3,185	(33,975)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions from Parent	—	37,600
Dividends paid on preferred stock	(1,313)	(165)

Net cash (used in) provided by financing activities	(1,313)	37,435
Net increase (decrease) in cash and cash equivalents	1,349	(1,097)
Cash and cash equivalents at beginning of year	1,466	2,563

Cash and cash equivalents at end of year	$2,815	$1,466

Note 24—Subsequent Events

On June 16, 2014 the Company and the Bank completed an unregistered $245 million multi-tranche debt transaction. Details of the four tranches of debt issued are as follows:

•	$135 million, 5-year senior holding company note, interest rate 4.875%, due June 28, 2019

•	$50 million 7-year senior holding company note, interest rate 5.375%, due June 28, 2021

•	$35 million 15-year, 10-year callable, subordinated holding company note, interest rate 7.250%, due June 28, 2029

•	$25 million 15-year 10-year callable, subordinated Bank note, interest rate 6.250%, due June 28, 2029

The senior transactions were structured with 5 and 7 year maturities to provide holding company liquidity and to stagger the Company’s debt maturity profile. The subordinated debt transactions were structured with a 15 year maturity, 10 year call options, and fixed-to-floating interest rates in order to maximize regulatory capital treatment. The subordinated debt structure was designed to achieve full Tier 2 capital treatment for 10 years.

On March 21, 2014, the Company entered into a loan agreement with an unaffiliated third party to borrow up to $75 million, less applicable debt issuance costs. Interest is payable at a variable rate of LIBOR plus five percent, due monthly. The Company received a total of $75 million and under the loan agreement and $60 million of the cash proceeds were contributed to Cadence Bank, N.A. as equity in March 2014. This debt was repaid in June 2014.

In August 2014, the Company repaid the preferred stock including all accrued dividends issued to the Small Business Lending Fund. The preferred stock was redeemed at par, which was approximately $32.9 million as of the date of redemption.

ENCORE BANCSHARES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

FOR PERIODS ENDED JUNE 30, 2012 AND 2011

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Interest income
Loans, including fees	$14,488	$14,254	$28,943	$27,696
Securities	1,574	2,025	3,200	4,330
Federal funds sold and other temporary investments	111	104	187	196

Total interest income	16,173	16,383	32,330	32,222
Interest expense:
Deposits	1,598	2,234	3,225	4,574
Borrowings and repurchase agreements	2,121	2,117	4,241	4,223
Junior subordinated debentures	292	297	593	595

Total interest expense	4,011	4,648	8,059	9,392

Net interest income	12,162	11,735	24,271	22,830
Provision for loan losses	209	1,919	942	4,089

Net interest income after provision for loan losses	11,953	9,816	23,329	18,741
Noninterest income
Trust and investment management fees	5,127	5,126	10,366	10,198
Mortgage banking	62	97	190	237
Insurance commissions and fees	1,682	1,587	3,279	3,027
Net loss on sale of available-for-sale securities	(2)	(64)	(2)	(95)
Other	959	588	1,640	1,033

Total noninterest income	7,828	7,334	15,473	14,400
Noninterest expense
Compensation	8,636	8,414	17,554	17,120
Occupancy	1,162	1,128	2,360	2,415
Equipment	255	268	505	509
Advertising and promotion	164	156	313	312
Outside data processing	798	793	1,616	1,576
Professional fees	1,840	905	3,355	2,039
Intangible amortization	179	143	349	283
FDIC assessment	231	472	424	1,270
Foreclosed real estate expenses, net	148	666	400	749
Write down of assets held-for-sale	—	427	—	448
Other	1,951	740	2,688	1,746

Total noninterest expense	15,364	14,112	29,564	28,467

Net earnings before income taxes	4,417	3,038	9,238	4,674
Income tax expense	1,489	973	3,116	1,457

Net earnings	$2,928	$2,065	$6,122	$3,217

Earnings per common share:
Basic	0.24	0.13	0.50	0.18

Diluted	0.24	0.13	0.50	0.18

Average common shares outstanding	11,897	11,582	11,824	11,537

Diluted average common shares outstanding	12,092	11,628	12,006	11,602

See accompanying notes to unaudited condensed consolidated financial statements

ENCORE BANCSHARES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED, AMOUNTS IN THOUSANDS)

FOR PERIODS ENDED JUNE 30, 2012 AND 2011

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Net earnings	$2,928	$2,065	$6,122	$3,217
Other comprehensive income, before tax:
Unrealized holding gains on available-for-sale securities arising during period	439	2,873	1,281	2,643
Less: reclassification adjustment for gains (losses) included in income	(2)	(64)	(2)	(95)

Other comprehensive income, before tax	437	2,809	1,279	2,548
Income tax expense related to items of other comprehensive income	(153)	(983)	(448)	(909)

Other comprehensive income, net of tax	284	1,826	831	1,639

Comprehensive income	$3,212	$3,891	$6,953	$4,856

See accompanying notes to unaudited condensed consolidated financial statements

ENCORE BANCSHARES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED, AMOUNTS IN THOUSANDS)

FOR PERIODS ENDED JUNE 30, 2012 AND 2011

	Six Months Ended June 30,
	2012	2011
Cash flows from operating activities:
Net earnings	$6,122	$3,217
Adjustments to reconcile net earnings to net cash provided by operating activities:
Provision for loan losses	942	4,089
Write down of assets held-for-sale and investment in real estate	337	1,153
Depreciation and amortization, net	1,738	1,478
Stock-based compensation	798	752
Loss on sale of available-for-sale securities and other assets, net	25	51
Loans originated for sale in the secondary market	(8,800)	(9,067)
Proceeds from sale of mortgage loans	10,657	11,055
Other, net	1,608	4,611

Net cash provided by operating activities	13,427	17,339

Cash flows from investing activities:
Purchases of available-for-sale securities	(82,778)	(19,583)
Principal collected on available-for-sale securities	16,582	11,746
Proceeds from sales of available-for-sale securities	79,999	78,704
Purchases of held-to-maturity securities	—	(5,000)
Proceeds from prepayments and maturities of held-to-maturity securities	—	8,043
Proceeds from sales of foreclosed real estate	855	2,558
Cash paid for acquisition	(517)	—
Proceeds from sale of loans receivable	—	2,815
Net increase in loans	(33,317)	(50,047)
Purchase of Federal Home Loan Bank stock, net of redemption	—	(182)
Purchases of premises and equipment	(2,624)	(118)

Net cash (used) provided by investing activities	(21,800)	28,936

Cash flows from financing activities:
Net increase (decrease) in deposits	114,875	(6,944)
Repayment of long term Federal Home Loan Bank of Dallas borrowings	—	(25)
(Decrease) increase in repurchase agreements	(1,749)	2,849
Proceeds from issuance of common stock, net of purchase of treasury stock	933	289
Preferred dividend paid	(343)	(850)
Other, net	1,222	26

Net cash provided by (used in) financing activities	114,938	(4,655)

Net increase in cash and cash equivalents	106,565	41,620
Cash and cash equivalents at beginning of period	129,069	64,099

Cash and cash equivalents at end of period	$235,634	$105,719

See accompanying notes to unaudited condensed consolidated financial statements

ENCORE BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS)

Note A—Summary of Significant Accounting Policies

Basis of Presentation

Encore Bancshares, Inc. (on a consolidated basis referred to as we, the Company or our) is a financial holding company that was formed on March 28, 2000 and acquired Guardian Savings and Loan Association effective September 30, 2000, later renamed Encore Bank. Our principal subsidiary is Encore Bank, National Association (Encore Bank), which operates as a national banking association with its main office in Houston, Texas. We provide trust and investment management services through Linscomb & Williams, Inc. (Linscomb & Williams), a subsidiary of Encore Bank, and the Trust Division of Encore Bank (Encore Trust). We provide property and casualty insurance products through our subsidiary Town & Country Insurance Agency, Inc. (Town & Country).

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of Encore Bancshares, Inc., Encore Bank, Linscomb & Williams and Town & Country. We have made all adjustments that, in our opinion, are necessary for a fair presentation of results of the interim periods, and all such adjustments are of a normal recurring nature. All intercompany balances and transactions have been eliminated. These unaudited condensed consolidated financial statements and the notes thereto should be read in conjunction with our Consolidated Financial Statements for the periods ended December 31, 2011 which are included elsewhere in this filing.

We must make estimates and assumptions that affect amounts reported in our interim condensed consolidated financial statements and in disclosures of contingent assets and liabilities. Ultimate results could differ from those estimates.

Operating results for the three months and six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012 or any other period.

Nature of Operations

We are primarily in the business of attracting deposits and investing these funds in loans and securities, as well as providing trust and investment management services and property and casualty insurance products.

We provide a variety of financial services through our eleven private client offices located in the greater Houston area, and five wealth management offices and three insurance offices in Texas. Six private client offices in Florida were sold in 2011. Our product offerings, places of business and service delivery are positioned to best meet the needs of professional firms, privately-owned businesses, investors and affluent individuals.

Note B—Merger

On March 5, 2012, we entered into a definitive agreement and plan of merger with Cadence Bancorp LLC (“Cadence”). The merger closing was subject to customary closing conditions including our shareholder approval and regulatory approval. The merger received shareholder approval on May 12, 2012, regulatory approval on June 13, 2012 and closed on July 2, 2012. Upon completion of the merger on July 2, 2012, each outstanding share of our common stock was converted into the right to receive $20.62 in cash. Upon completion of the merger, shares of our common stock were no longer listed on any stock exchange or quotation system, and all shareholders ceased to be a shareholder of Encore.

Accounting Treatment of Certain Merger Related Costs

The following describes the accounting treatment and accrual timing of certain acquisition related costs.

Legal Expenses:

We entered an agreement with legal representation related to the merger with Cadence. Our legal counsel issued their billings with a date of June 29, 2012 for $850 thousand which were accrued on June 29, 2012 for services rendered.

Investment Banking Fee:

We entered into an agreement with our investment banker which stipulates that if we consummate a business combination we will pay a fee equal to 1% of the transaction cost due and payable upon closing. If the transaction does not close the fee is not payable. Accounting Standards Codification (“ASC”) paragraph 805-20-55-50 through 55-51 state that liabilities that are contingent upon the consummation of the business combination shall not be recognized when it is probable that the business combination will be consummated; rather it shall be recognized when the business combination is consummated. Pursuant to ASC 805, even though it became probable that the transaction would close upon regulatory approval on June 13, 2012, Encore accrued the investment banking fee of $2.5 million on July 2, 2012 as this is the date the business combination was consummated.

Change in Control Payments:

We have change in control agreements with certain members of management. These agreements state that the individual is entitled to payment upon both a change in control and upon diminution of duties. If both of these triggers are met, the change in control payment is due with no future service period required. ASC 805-10-55-24 states that whether arrangements for contingent payments to employees or selling shareholders are contingent consideration in the business combination or are separate transactions depends on the nature of the arrangements. Understanding the reasons why the acquisition agreement includes a provision for contingent payments, who initiated the arrangement, and when the parties entered into the arrangement may be helpful in assessing the nature of the arrangement. The arrangement should be analyzed to determine whether it constitutes compensation for (1) precombination service and is therefore included in the consideration transferred or (2) postcombination service and is therefore included in postcombination compensation cost. If the arrangements were negotiated by the acquiree before the consummation of the business combination, and if no postcombination service is required, the arrangements would generally be considered compensation for precombination services and would therefore be included in the consideration transferred. That is, the acquiree would establish a bonus payable (with the offsetting amount recorded as compensation cost) in the acquiree’s closing balance sheet. Accordingly, the bonus payable would be part of the liabilities assumed by the acquirer in the business combination. In this case, our change in control agreements were entered into prior to the contemplation of the merger; there was no pre-combination service required once the change in control had been triggered; and management under the change of control agreements was not retained in the current capacity as their positions were duplicative (i.e., Chief Executive Officer, President, Chief Financial Officer, etc.).

Based on the fact pattern above, the change in control agreement payments totaling approximately $6.2 million was recorded as an expense on July 2, 2012, as precombination service expense and an assumed liability. Consistent with the accounting treatment for contingent liabilities related to a business combination as discussed above, these costs are contingent upon the business combination being consummated and as such are accruable by us upon closing on July 2, 2012.

Restricted Stock Acceleration:

Our stock compensation plan and change in control agreements stipulate that all employee share awards would vest upon the completion of a merger. As such pursuant to ASC 805-30-55, since there is no requirement for future service, and the original service period is complete, the entire fair-value-based measure of the replaced awards would be attributable to precombination service and therefore included in consideration transferred.

Note C—Allowance for Loan Losses

The activity in the allowance for loan losses for the periods ended June 30, 2012 and 2011 is as follows:

	Commercial	Commercial Real Estate	Real Estate Construction	Residential Real Estate First Lien	Residential Real Estate Second Lien	Home Equity Lines	Consumer Other	Total
Six Months Ended June 30, 2012
Beginning balance	$2,888	$3,553	$1,919	$3,335	$4,284	$1,772	$217	$17,968
Charge-offs	(7)	(194)	—	(499)	(933)	(298)	(26)	(1,957)
Recoveries	574	—	5	25	69	70	35	778
Provision	(325)	339	—	481	191	269	(13)	942

Ending balance	$3,130	$3,698	$1,924	$3,342	$3,611	$1,813	$213	$17,731

Six Months Ended June 30, 2011
Beginning balance	$4,150	$2,808	$1,486	$3,355	$4,713	$1,835	$292	$18,639
Charge-offs	(308)	(1,217)	(141)	(527)	(1,572)	(656)	(103)	(4,524)
Recoveries	13	153	149	264	194	42	91	906
Provision	625	1,070	346	325	1,082	649	(8)	4,089

Ending balance	$4,480	$2,814	$1,840	$3,417	$4,417	$1,870	$272	$19,110

Note D—Commitments and Contingencies

We are a defendant in legal actions arising from transactions conducted in the ordinary course of business. We believe, after consultation with legal counsel, that the ultimate liability, if any, arising from such actions will not have a material effect on our consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Encore Bancshares, Inc.

We have audited the consolidated balance sheets of Encore Bancshares, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Encore Bancshares, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Houston, Texas

March 1, 2012

ENCORE BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	December 31,
	2011	2010
ASSETS
Cash and due from banks	$13,397	$13,523
Interest-bearing deposits in banks	114,403	49,478
Federal funds sold and other temporary investments	1,269	1,098

Cash and cash equivalents	129,069	64,099
Securities available-for-sale, at fair value	170,801	251,784
Securities held-to-maturity, at amortized cost	99,630	107,618
Loans held-for-sale, at lower of cost or fair value	1,778	10,915
Loans receivable	1,023,486	920,457
Allowance for loan losses	(17,968)	(18,639)

Net loans receivable	1,005,518	901,818
Federal Home Loan Bank of Dallas stock, at cost	9,829	9,610
Other real estate owned	2,090	9,298
Premises and equipment, net	6,537	7,023
Cash surrender value of life insurance policies	16,508	15,935
Goodwill	35,799	35,799
Other intangible assets, net	4,533	4,716
Other assets	40,491	47,882

Total Assets	$1,522,583	$1,466,497

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$334,859	$219,756
Interest-bearing	765,378	830,688

Total deposits	1,100,237	1,050,444
Borrowings and repurchase agreements	218,702	219,777
Junior subordinated debentures	20,619	20,619
Other liabilities	9,636	9,016

Total liabilities	1,349,194	1,299,856
Commitments and contingencies
Shareholders’ equity:
Preferred stock, $1 par value, 20,000 shares authorized; 33 shares in 2011 issued and 34 shares in 2010 issued; aggregate liquidation preference of $33,093 in 2011 and $34,222 in 2010	32,914	29,500
Common stock, $1 par value, 50,000 shares authorized; 11,739 shares in 2011 issued and 11,479 shares in 2010 issued	11,739	11,479
Additional paid-in capital	124,762	122,678
Retained earnings	5,950	4,641
Common stock in treasury, at cost (81 shares in 2011 and 48 shares in 2010)	(854)	(455)
Accumulated other comprehensive loss	(1,122)	(1,202)

Total shareholders’ equity	173,389	166,641

Total Liabilities and Shareholders’ Equity	$1,522,583	$1,466,497

The accompanying notes are an integral part of these consolidated financial statements.

ENCORE BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Years Ended December 31,
	2011	2010
Interest income:
Loans, including fees	$55,851	$61,189
Securities	7,613	6,720
Federal funds sold and other temporary investments	515	894

Total interest income	63,979	68,803
Interest expense:
Deposits	8,514	14,600
Borrowings and repurchase agreements	8,485	8,510
Junior subordinated debentures	1,193	1,194

Total interest expense	18,192	24,304

Net interest income	45,787	44,499
Provision for loan losses	7,252	35,169

Net interest income after provision for loan losses	38,535	9,330
Noninterest income:
Trust and investment management fees	20,116	18,970
Insurance commissions and fees	5,838	5,771
Net gain (loss) on sale of available-for-sale securities	(96)	518
Gain on sale of branches	—	3,682
Other	2,805	2,802

Total noninterest income	28,663	31,743
Noninterest expense:
Compensation	34,097	34,161
Occupancy	4,885	5,666
Equipment	1,045	1,228
Advertising and promotion	551	617
Outside data processing	3,112	3,551
Professional fees	4,252	4,846
Intangible amortization	604	635
FDIC assessment	2,058	3,680
Other real estate owned expenses, net	2,011	7,103
Write down of assets held-for-sale	713	12,084
Other	3,921	5,029

Total noninterest expense	57,249	78,600

Net income (loss) before income taxes	9,949	(37,527)
Income tax expense (benefit)	2,709	(13,297)

Net income (loss)	$7,240	$(24,230)

Income (loss) available to common shareholders(1)	$1,309	$(26,454)

Income (loss) per common share:
Basic	$0.11	$(2.37)
Diluted	0.11	(2.37)
Average common shares outstanding	11,597	11,179
Diluted average common shares outstanding	11,651	11,179

(1)	Includes $4,102 accelerated amortization of preferred stock discount in 2011.

The accompanying notes are an integral part of these consolidated financial statements.

ENCORE BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2010 AND 2011

(AMOUNTS IN THOUSANDS)

	Preferred Stock	Common Stock		Additional Paid-in Capital	Retained Earnings	Common Stock in Treasury	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
		Shares	Amount
Balance at January 1, 2010	$28,976	10,527	10,527	$116,084	$31,095	$(233)	$219	$186,668
Stock-based compensation cost recognized in earnings	—	—	—	1,349	—	—	—	1,349
Issuance of common shares	—	696	696	5,135	—	—	—	5,831
Issuance of restricted stock	—	241	241	(241)	—	—	—	—
Cancellation and forfeiture of restricted stock	—	(60)	(60)	60	—	—	—	—
Exercise of stock options	—	75	75	349	—	—	—	424
Purchase of treasury stock (25 shares)	—	—	—	—	—	(222)	—	(222)
Excess tax expense from stock-based compensation	—	—	—	(58)	—	—	—	(58)
Comprehensive loss:
Net loss	—	—	—	—	(24,230)	—	—	(24,230)
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred tax benefit of $792 and reclassification adjustment	—	—	—	—	—	—	(1,421)	(1,421)

Total comprehensive loss								(25,651)
Dividends on preferred stock and amortization of preferred stock discount	524	—	—	—	(2,224)	—	—	(1,700)

Balance at December 31, 2010	29,500	11,479	11,479	122,678	4,641	(455)	(1,202)	166,641
Stock-based compensation cost recognized in earnings	—	—	—	1,618	—	—	—	1,618
Issuance of preferred stock	32,914	—	—	—	—	—	—	32,914
Redemption of preferred stock	(34,000)	—	—	—	—	—	—	(34,000)
Issuance of common stock	—	266	266	331	—	—	—	597
Forfeiture of restricted stock	—	(6)	(6)	6	—	—	—	—
Purchase of treasury stock (33 shares)	—	—	—	—	—	(399)	—	(399)
Excess tax benefit from stock-based compensation	—	—	—	129	—	—	—	129
Comprehensive income:
Net income	—	—	—	—	7,240	—	—	7,240
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred tax expense of $69 and reclassification adjustment	—	—	—	—	—	—	80	80

Total comprehensive income								7,320
Dividends on preferred stock and amortization of preferred stock discount	4,500	—	—	—	(5,931)	—	—	(1,431)

Balance at December 31, 2011	$32,914	11,739	$11,739	$124,762	$5,950	$(854)	$(1,122)	$173,389

The accompanying notes are an integral part of these consolidated financial statements.

ENCORE BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(AMOUNTS IN THOUSANDS)

	Years Ended December 31,
	2011	2010
Cash flows from operating activities:
Net income (loss)	$7,240	$(24,230)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loan losses	7,252	35,169
Write down of assets held-for-sale and other real estate owned	2,541	16,914
Depreciation and amortization, net	2,997	2,692
Stock-based compensation	1,618	1,349
Gain on sale of available-for-sale securities and other assets, net	(135)	(3,655)
Loans originated for sale in the secondary market	(19,338)	(37,318)
Proceeds from sale of mortgage loans	20,539	36,297
Increase in value of life insurance policies	(573)	(596)
Deferred income tax provision (benefit)	2,169	(9,979)
Other assets, net	5,116	(2,197)
Other liabilities, net	429	1,440

Net cash provided by operating activities	29,855	15,886

Cash flows from investing activities:
Purchases of available-for-sale securities	(148,902)	(303,386)
Principal collected on available-for-sale securities	73,993	26,733
Proceeds from sales of available-for-sale securities	155,344	159,612
Purchases of held-to-maturity securities	(10,050)	(61,291)
Proceeds from prepayments and maturities of held-to-maturity securities	17,980	71,250
Acquisition of other real estate owned	—	—
Proceeds from sales of other real estate owned	7,255	11,349
Net cash paid for sales of branches	—	(225,293)
Cash paid for acquisitions	(188)	(2,095)
Proceeds from sales of loans	9,636	85,491
Net (increase) decrease in loans	(115,009)	1,880
Purchases of Federal Home Loan Bank stock, net of redemption	(182)	(6)
Purchases of premises and equipment	(681)	(282)

Net cash provided by (used in) investing activities	(10,804)	(236,038)

Cash flows from financing activities:
Net increase in deposits	49,793	89,815
Proceeds from long term Federal Home Loan Bank of Dallas borrowings	—	52,500
Repayment of long term Federal Home Loan Bank of Dallas borrowings	(51)	(55,142)
Increase (decrease) in repurchase agreements	(1,591)	1,400
Proceeds from issuance of common stock, net of purchase of treasury stock	198	202
Redemption of preferred stock	(34,000)	—
Proceeds from issuance of preferred stock	32,914	—
Preferred dividends paid	(1,473)	(1,700)
Other, net	129	—

Net cash provided by financing activities	45,919	87,075

Net increase (decrease) in cash and cash equivalents	64,970	(133,077)
Cash and cash equivalents at beginning of year	64,099	197,176

Cash and cash equivalents at end of year	$129,069	$64,099

Supplementary cash flows information:
Interest paid on deposits and borrowed funds	$18,215	$24,259
Income taxes paid	275	196
Noncash investing and financing activities:
Real estate acquired in satisfaction of loans	1,926	10,500
Issuance of common stock for acquisition	—	5,831
Accrual of contingent consideration	—	—
Transfer of loans held-for-sale to loans receivable	7,327	—
Financing sales of other real estate owned	—	440

The accompanying notes are an integral part of these consolidated financial statements.

ENCORE BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A—Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows. The accounting principles and the methods of applying them are in conformity with both accounting principles generally accepted in the United States of America (US GAAP) and prevailing practices of the banking industry.

Basis of Presentation

Encore Bancshares, Inc. (on a consolidated basis referred to as the Company), headquartered in Houston, Texas, is a financial holding company. The Company’s business segments are Banking, Wealth Management and Insurance. For further discussion of each business segment, refer to Note T. The Company’s principal subsidiary is Encore Bank, National Association (Encore Bank), which operates as a national banking association. The Company provides wealth management services through Linscomb & Williams, Inc. (Linscomb & Williams), a subsidiary of Encore Bank, and the Trust Division of Encore Bank (Encore Trust). The Company provides property and casualty insurance products through its subsidiary Town & Country Insurance Agency, Inc. (Town & Country).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Encore Bancshares, Inc., Encore Bank, Linscomb & Williams and Town & Country. All intercompany balances and transactions have been eliminated.

Nature of Operations

The Company is primarily in the business of attracting deposits and investing these funds in loans and securities, as well as providing trust and investment management services and property and casualty insurance products.

The Company provides a variety of financial services through twelve private client offices located in the greater Houston area, and five wealth management offices and five insurance offices in Texas. Six private client offices in Florida were sold in 2010. The Company’s product offerings, places of business and service delivery are positioned to best meet the needs of privately-owned businesses, professional firms, investors and affluent individuals.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates. Material estimates that are considered particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of loans held-for-sale, the valuation of deferred tax assets, and the valuation of goodwill and other intangible assets.

Cash and Cash Equivalents

Cash and cash equivalents include cash, demand deposits at other financial institutions, federal funds sold and certificates of deposit that have an initial maturity when purchased of three months or less.

Securities

Securities are classified among two categories at the time the securities are purchased: held-to-maturity and available-for-sale. These classifications are reassessed periodically. The Company does not hold trading securities.

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Debt securities that might not be held until maturity and marketable equity securities are classified as available-for-sale and recorded at fair value, with unrealized gains and losses, after applicable taxes, excluded from earnings and reported in other comprehensive income. Marketable equity securities without a readily determinable market value are classified as available-for-sale and recorded at cost.

The Company recognizes purchase premiums and discounts on securities in interest income using the interest method over the contractual lives, adjusted for actual prepayments. Declines in the fair value of cost basis, held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. In estimating other than temporary impairment losses, the Company considers, if applicable (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the Company intends to sell the security, and (4) if there no intention to sell the security, whether it is more likely than not the Company will be required to sell the security before the recovery of its amortized cost. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Held-for-Sale

Loans held-for-sale are carried at the lower of cost or estimated fair value. Fair value of commercial loans held-for-sale is primarily based on third party valuations. Fair value for consumer mortgages held-for-sale is based on commitments on hand from investors or prevailing market prices. Consumer mortgage loan gains and losses on sales are recorded in noninterest income and determined on a specific identification basis. Losses on other loans held-for-sale are recorded in noninterest expense.

Loans Receivable

Loans that the Company has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses, and any deferred fees or costs on originated loans. The Company accrues interest income on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. Discounts and premiums on loans purchased are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for prepayments.

The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. When the interest accrual is discontinued, all unpaid interest is charged off against interest income. Subsequently, the Company recognizes income only to the extent cash payments are received until, in its judgment, the borrower’s ability to make periodic interest and principal payments are reasonably assured, in which case the loan is returned to accrual status.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for losses incurred on loans. The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses and is reduced by net charge-offs. All losses are charged to the allowance when the loss actually occurs or when a determination is made that a loss is probable. Consumer loans are generally charged-off when the loan principal and interest is deemed not collectible and no later than 120 days past due unless the loan is well secured and in the process of collection. Recoveries are credited to the allowance at the time of recovery. The Company’s allowance for loan losses consists of two components including a specific reserve on individual loans that are considered impaired and a general component based upon probable but unidentified losses inherent in the loan portfolio.

The Company considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. The Company generally considers a period of delay in payment to include delinquency up to 90 days. The identification of commercial loans that may be impaired is based on a loan review process whereby the Company maintains an internally classified loan list. Loans on this listing are classified as substandard, doubtful or loss based on probability of repayment, collateral valuation and related collectability. The Company individually assesses and evaluates for impairment certain commercial loans over $100,000 and commercial loans collateralized by real estate over $250,000 as well as certain consumer loans collateralized by real estate. Additionally, loans restructured in a troubled debt restructuring are considered impaired. If an individually evaluated loan is considered impaired, a specific valuation allowance is allocated through an increase to the allowance for loan losses, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of the collateral. Impaired loans or portions thereof, are charged-off when deemed uncollectible.

The general component of the reserve is based on, among other things, the historical loan loss experience for each loan type, the growth, composition and diversification of the loan portfolio, delinquency and loan classification trends, estimated value of the underlying collateral, and the results of recent regulatory examinations. Also, new credit products and policies, economic conditions, concentrations of credit risk, and the experience and abilities of lending personnel are also taken into consideration. In analyzing the adequacy of the allowance for loan losses, the Company utilizes a loan grading system for commercial loans, which include commercial, commercial real estate and real estate construction loans, to determine the risk potential in the portfolio and also consider the results of independent internal credit reviews. Consumer loans, which include residential real estate first and second lien, home equity lines and consumer other loans, are evaluated periodically based on their repayment status.

As a final step to the evaluation process, the Company performs an additional review of the adequacy of the allowance based on the loan portfolio in its entirety. This enables the Company to mitigate, but not eliminate, the imprecision inherent in loan- and segment-level estimates of expected loan losses. This review of the allowance includes judgmental consideration of any adjustments necessary for subjective factors such as economic uncertainties and concentration risks.

There are numerous factors that enter into the evaluation of the allowance for loan losses. Some are quantitative while others require qualitative judgments. Although the Company believes that the processes for determining an appropriate level for the allowance adequately address the various factors that could potentially result in loan losses, the processes and their elements include features that may be susceptible to significant change. Any unfavorable differences between the actual outcome of credit-related events and the Company’s estimates and projections could require an additional provision for loan losses, which would negatively impact results of operations in future periods. Management believes that, given the procedures followed in estimating incurred losses in the loan portfolio, the various components used in the current estimation processes are appropriate.

Insurance Commissions and Fees

Commission revenue is recognized as of the effective date of the insurance policy or the date the customer is billed, whichever is later. The Company also receives contingent commissions from insurance companies as additional incentive for achieving specified premium volume goals and/or the loss experience of the insurance placed by it. The Company recognizes contingent commissions from insurance companies when determinable, which is generally when such commissions are received or when data is received from the insurance companies that allows the reasonable estimation of these amounts. Commission adjustments are recorded, including policy cancellations and override commissions, when the adjustments become reasonably estimable, which is generally in the period in which they occur.

Assets Under Administration and Asset Management Fees

The Company does not include assets held in fiduciary or agency capacities in the consolidated balance sheets, since such items are not assets of the Company.

Fees from asset management activities are recorded on the accrual basis, over the period in which the service is provided. Fees are a function of the market value of assets administered and managed, the volume of transactions, and fees for other services rendered, as set forth in the underlying client agreement. This revenue recognition involves the use of estimates and assumptions, including components that are calculated based on estimated asset valuations and transaction volumes.

Off-Balance-Sheet Credit Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under commercial lines of credit and letters of credit. These financial instruments are recorded when they are funded. The Company maintains a reserve that covers estimated credit losses on these commitments which is generally based on the historical loss factors for each type of loan commitment. This reserve is included in other liabilities, with any increases or decreases to the reserve included in noninterest expense.

Other Real Estate Owned

The Company initially records real estate acquired in settlement of loans at fair value less estimated costs to sell at the date of foreclosure, establishing a new cost basis. Fair value is defined as the amount of cash or cash equivalent value of other consideration that a real estate parcel would yield in a current sale between a willing buyer and a willing seller—that is, in other than a forced or liquidation sale. At the time of foreclosure, any excess of the related loan balance over fair value (less estimated costs to sell) of the property acquired is charged to the allowance for loan losses. Subsequent declines in value below the new cost basis are recorded through the use of a valuation allowance with a charge to noninterest expense. Subsequent increases in value up to the amount of the valuation allowance are included in noninterest expense. Required development costs associated with foreclosed property under construction are capitalized. Operating expenses, net of related income, and gains and losses on disposition are included in noninterest expense. Recognition of gain on sale of real estate is dependent upon the transaction meeting certain criteria relating to the nature of the property sold and the terms of the sale. Under certain circumstances, the gain, or a portion thereof, is deferred until the necessary criteria are met. At December 31, 2011 and 2010, other real estate owned consisted of real estate acquired in settlement of loans of $2.1 million and $9.3 million.

Federal Home Loan Bank of Dallas Stock

Federal Home Loan Bank of Dallas (FHLB) stock is a restricted investment security, carried at cost, and evaluated for impairment. Both cash and stock dividends received on FHLB stock are reported as income.

Premises and Equipment

The Company records leasehold improvements and equipment at cost, which are depreciated using the straight-line method over the estimated useful lives of the assets ranging from 1.5 to 20 years. Leasehold improvements are depreciated over the shorter of the estimated life of the asset or the lease term including option periods where failure to renew results in an economic penalty. Capitalized costs, including interest, related to the construction of facilities are depreciated over the shorter of the estimated life of the asset or the lease term of the facility. Maintenance and repairs are charged to appropriate expense accounts in the period incurred. Material improvements are capitalized and depreciated over their estimated useful lives. The cost and accumulated depreciation relating to assets retired or otherwise disposed of are eliminated from the accounts, and any resulting gains or losses are credited or charged to income.

The Company records premises and equipment to be disposed of at the lower of the carrying amount or estimated fair value less selling costs. Any loss due to the write down of assets is recognized currently in the consolidated statements of operations.

Bank Owned Life Insurance

Encore Bank has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Goodwill

Goodwill is recorded when the purchase price is higher than the fair value of net assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment at least annually. Goodwill is tested for impairment using a two-step process that begins with an estimation of the fair value of each of the Company’s reporting units compared to its carrying value. If a reporting unit’s carrying value exceeds its fair value, a second test is completed comparing the implied fair value of the reporting unit’s goodwill to its carrying value to measure the amount of impairment.

Other Intangible Assets

Other intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. The Company’s intangible assets relate to client relationships. Other intangibles are amortized using accelerated methods over their estimated useful lives, ranging from 8 to 20 years. These intangibles are reviewed for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable.

Income Taxes

Deferred income tax assets and liabilities are determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Encore Bank is included in the Company’s consolidated federal income tax return. Under a tax sharing policy, federal income tax expense is allocated to individual subsidiaries as if the tax was calculated on a separate return basis. Federal income tax benefits are allocated to individual subsidiaries to the extent the deductions are utilized in the consolidated return.

Stock-Based Compensation

Compensation expense for all stock-based payments is measured and recognized at fair value. Compensation expense for restricted stock is based on the market price of the Company’s common stock on the date of grant and is recognized ratably over the vesting period.

Comprehensive Income

US GAAP generally requires that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net earnings, are components of comprehensive income.

The changes in the components of other comprehensive income (loss) are as follows (dollars in thousands):

	2011	2010
Unrealized holding gains (losses) on available-for-sale securities arising during period	$245	$(2,731)
Reclassification adjustment for gains (losses) included in income	(96)	518

Net pre-tax gain (loss) recognized in other comprehensive income	149	(2,213)
Tax (expense) benefit	(69)	792

Net-of-tax impact on comprehensive income (loss)	$80	$(1,421)

Fair Values of Financial Instruments

The Company estimates the fair value of financial instruments based on the fair value hierarchy. Fair value estimates involve uncertainties and matters of judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of bench marks for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. For more information on the fair value of our financial instruments, see Note Q—Fair Value of Assets and Liabilities.

Basic and Diluted Income (Loss) Per Common Share

Basic income (loss) per common share is calculated using income (loss) available to common shareholders (income (loss) after deducting preferred dividends) divided by the weighted average of common shares outstanding during the period, including nonvested restricted stock. Diluted income per common share includes the dilutive effect of stock options granted, using the treasury stock method.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and the amount or range of loss can be reasonably estimated.

Adoption of Updates to the Financial Accounting Standards Board (FASB) Codification

On July 1, 2011, the Company adopted FASB ASU No. 2011-02, “Receivables (Topic 310)—A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring.” ASU 2011-02 clarifies which loan modifications constitute troubled debt restructurings and is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude, under the guidance clarified by ASU 2011-02, that both of the following exist: (a) the restructuring constitutes a concession; and (b) the debtor is experiencing financial difficulties. ASU 2011-02 applies retrospectively to restructurings occurring on or after January 1, 2011, and its disclosures are presented in Note C.

Pending Accounting Pronouncements

FASB ASU No. 2011-03, “Transfers and Servicing (Topic 860)—Reconsideration of Effective Control for Repurchase Agreements.” The amendments in ASU 2011-03 remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. ASU 2011-03 was effective for the Company on January 1, 2012 and is not expected to have a significant impact on its financial statements.

FASB ASU No. 2011-04, “Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs.” The amendments in ASU 2011-04 generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with US GAAP and IFRSs. ASU 2011-04 was effective for the Company on January 1, 2012 and is not expected to have a significant impact on its financial statements.

FASB ASU No. 2011-05, “Comprehensive Income (Topic 220)—Presentation of Comprehensive Income.” Under ASU 2011-05, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. ASU 2011-05 does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 was effective for the Company on January 1, 2012 and will be implemented in 2012 financial statements.

FASB ASU No. 2011-08, “Testing Goodwill for Impairment,” amends the guidance in FASB ASC 350-20. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. ASU 2011-08 was effective January 1, 2012, with early adoption permitted, and will be implemented in 2012.

Sale of Florida Operations

On March 15, 2010, Encore Bank executed two separate purchase and assumption agreements to sell certain assets and transfer certain liabilities of its Florida operations. The first agreement was with Ovation Holdings, Inc. (Ovation Holdings) and its subsidiary bank, National Bank of Southwest Florida (NBSWF), headquartered in Port Charlotte, Florida.

On December 31, 2010, NBSWF assumed approximately $181 million of deposits associated with four private client offices located in Naples, Ft. Myers and Sun City Center, Florida. NBSWF also purchased approximately $61.5 million of loans as well as other assets, including premises and equipment. The Company recorded a $3.5 million write down of premises and equipment, a charge-off of $1.3 million related to the loans and a gain on sale of branches of $2.6 million.

The second agreement was with HomeBanc National Association (HomeBanc), headquartered in Lake Mary, Florida. Pursuant to this agreement, in May 2010, HomeBanc assumed approximately $50.5 million of deposits and certain assets associated with two private client offices in Clearwater and Belleair Bluffs, Florida. The Company recorded a gain on sale of branches of $1.1 million.

In October 2010, Encore Bank sold $25.3 million of Florida loans in a bulk sale. These loans were classified as held-for-sale as of September 30, 2010, and were marked to market in the third quarter of 2010, resulting in a charge of $8.5 million, primarily to the allowance for loan losses. This pool of loans included $19.8 million of nonaccrual loans.

Note B—Securities Available-for-Sale and Securities Held-to-Maturity

Securities available-for-sale and held-to-maturity consisted of the following (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2011
Available-for-sale:
U.S. Government securities	$107,665	$355	$—	$108,020
Securities of U.S. states and political subdivisions	2,096	87	—	2,183
Mortgage-backed securities	41,664	533	(18)	42,179
Corporate debt securities	13,967	—	(3,029)	10,938
Other securities	4,481	140	—	4,621

Total	169,873	1,115	(3,047)	167,941
Marketable equity securities	2,592	268	—	2,860

Total available-for-sale securities	$172,465	$1,383	$(3,047)	$170,801

Held-to-maturity:
U.S. Government securities	$5,000	$44	$—	$5,044
Securities of U.S. states and political subdivisions	21,955	2,258	(6)	24,207
Mortgage-backed securities	50,642	1,388	(5)	52,025
Corporate debt securities	12,330	950	—	13,280
Other securities	9,703	198	—	9,901

Total held-to-maturity securities	$99,630	$4,838	$(11)	$104,457

December 31, 2010
Available-for-sale:
U.S. Government securities	$164,226	$231	$(1,802)	$162,655
Securities of U.S. states and political subdivisions	7,950	—	(572)	7,378
Mortgage-backed securities	59,377	1,015	(248)	60,144
Corporate debt securities	13,966	—	(546)	13,420
Other securities	5,529	18	(146)	5,401

Total	251,048	1,264	(3,314)	248,998
Marketable equity securities	2,531	255	—	2,786

Total available-for-sale securities	$253,579	$1,519	$(3,314)	$251,784

Held-to-maturity:
U.S. Government securities	$5,000	$—	$—	$5,000
Securities of U.S. states and political subdivisions	21,992	98	(519)	21,571
Mortgage-backed securities	58,286	706	(5)	58,987
Corporate debt securities	17,212	1,840	—	19,052
Other securities	5,128	—	—	5,128

Total held-to-maturity securities	$107,618	$2,644	$(524)	$109,738

The Company owns certain debt securities with unrealized losses as of December 31, 2011 and 2010. These securities, with unrealized losses segregated by length of impairment at year end, were as follows (dollars in thousands):

Description of Securities	Fair Value	Unrealized Losses
December 31, 2011
Less than 12 months
Available-for-sale:
Corporate debt securities	$5,555	$(1,412)

Held-to-maturity:
Securities of U.S. states and political subdivisions	$1,009	$(6)

More than 12 months
Available-for-sale:
Mortgage-backed securities	$2,170	$(18)
Corporate debt securities	5,383	(1,617)

Total available-for-sale securities	$7,553	$(1,635)

Held-to-maturity:
Mortgage-backed securities	$791	$(5)

December 31, 2010
Less than 12 months
Available-for-sale:
U.S. Government securities	$42,840	$(1,802)
Securities of U.S. states and political subdivisions	7,378	(572)
Mortgage-backed securities	13,517	(248)
Corporate debt securities	13,420	(546)
Other securities	4,818	(146)

Total available-for-sale securities	$81,973	$(3,314)

Held-to-maturity:
Securities of U.S. states and political subdivisions	$8,898	$(519)
Mortgage–backed securities	279	(1)

Total held-to-maturity securities	$9,177	$(520)

More than 12 months
Held-to-maturity:
Mortgage-backed securities	$540	$(4)

At December 31, 2011, the Company had two corporate debt securities that had been in an unrealized loss position for greater than 12 months. As of December 31, 2011, the Company’s corporate debt securities were all rated BBB or better. Unrealized losses on debt securities were primarily due to changes in market interest rates and not due to credit quality. The Company expects to recover the entire amortized cost of these securities since it does not intend to sell the securities. Additionally, it is not more likely than not that the Company will be required to sell these securities before recovery of its cost basis. Accordingly, as of December 31, 2011 and 2010, the Company believes the impairments detailed in the table are temporary and no impairment loss has been recorded in the accompanying consolidated statements of operations.

The following table (dollars in thousands) shows the amortized cost and fair value of securities by contractual maturity at December 31, 2011. Contractual maturities may differ from expected maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment schedules. Mortgage-backed securities and equity securities are shown separately since they are not due at a single maturity date.

	Available-for-Sale Securities		Held-to-Maturity Securities
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$90,289	$90,523	$327	$336
Over one year through five years	10,005	10,035	9,229	9,986
After five years through ten years	18,967	15,952	12,824	13,160
Over ten years	8,703	9,003	26,608	28,950

Total	127,964	125,513	48,988	52,432
Mortgage-backed, marketable equity and other securities	44,501	45,288	50,642	52,025

Total securities	$172,465	$170,801	$99,630	$104,457

At December 31, 2011 and 2010, securities with a carrying value of $74.5 million and $76.9 million, respectively, were pledged as collateral for repurchase agreements, public funds, trust deposits, and for other purposes, as required or permitted by law.

Gross realized gains on sales of available-for-sale securities were $0.8 million and $0.6 million for the years ended December 31, 2011 and 2010, respectively. Gross realized losses on sales of available-for-sale securities were $0.9 million and $0.1 million for the years ended December 31, 2011 and 2010, respectively.

Mortgage-backed securities previously classified as available-for-sale were transferred to held-to-maturity during 2004. The amortized cost and fair value at the time of transfer were $127 million and $129 million. The securities were transferred at fair value and the unrealized gain net of tax was recorded in accumulated other comprehensive income. Amortization of unrealized gain was zero and $0.1 million for the years ended December 31, 2011 and 2010, respectively.

Note C—Loans Receivable and Allowance for Loan Losses

Loans at December 31 consisted of the following (dollars in thousands):

	2011	2010
Commercial:
Commercial	$214,575	$147,090
Commercial real estate	210,437	166,043
Real estate construction	59,589	46,326

Total commercial	484,601	359,459
Consumer:
Residential real estate first lien	202,968	205,531
Residential real estate second lien	252,825	269,727
Home equity lines	55,191	60,609
Consumer other	27,901	25,131

Total consumer	538,885	560,998

Loans receivable	1,023,486	920,457
Loans held-for-sale	1,778	10,915

Total loans	$1,025,264	$931,372

Included in loans receivable was $1.9 million and $2.5 million of net deferred loan origination costs and unamortized premium and discount at December 31, 2011 and 2010, respectively. Accrued interest receivable on loans was $3.7 million and $3.3 million at December 31, 2011 and 2010. Consumer other loans include client overdrafts of $0.3 million as of December 31, 2011 and 2010.

The loan portfolio consists of various types of loans with approximately 88.2% outstanding to borrowers located in Texas.

As of December 31, 2011, there were no concentrations of loans to any one type of industry exceeding 10% of total loans.

Loans held-for-sale were valued at the lower of cost or estimated fair value. During 2010, the Company recorded a write down of $8.6 million, included in write down of assets held-for-sale, related to loans sold during the year or loans held-for-sale at December 31, 2010.

Allowance for Loan Losses

The allowance for loan losses and recorded investment in loans by loan type for the years ended December 31, 2010 and 2011 was as follows (dollars in thousands):

	Commercial	Commercial Real Estate	Real Estate Construction	Residential Real Estate First Lien	Residential Real Estate Second Lien	Home Equity Lines	Consumer Other	Total
Allowance for Loan Losses:
Balance January 1, 2010	$4,514	$10,580	$2,777	$3,061	$3,673	$1,577	$319	$26,501
Charge-offs	(965)	(24,527)	(9,159)	(4,089)	(3,720)	(2,030)	(414)	(44,904)
Recoveries	883	17	104	304	226	180	159	1,873
Provision	(282)	16,738	7,764	4,079	4,534	2,108	228	35,169

Balance December 31, 2010	4,150	2,808	1,486	3,355	4,713	1,835	292	18,639
Charge-offs	(321)	(2,693)	(205)	(1,140)	(2,802)	(1,992)	(165)	(9,318)
Recoveries	140	163	151	389	318	91	143	1,395
Provision	(1,081)	3,275	487	731	2,055	1,838	(53)	7,252

Balance December 31, 2011	$2,888	$3,553	$1,919	$3,335	$4,284	$1,772	$217	$17,968

Ending balance individually evaluated for impairment: December 31, 2010	$189	$—	$—	$2	$372	$—	$—	$563

December 31, 2011	$5	$161	$43	$—	$—	$—	$—	$209

Loans(1):
December 31, 2010
Individually evaluated for impairment	$740	$4,154	$3,411	$6,500	$372	$—	$—	$15,177
Collectively evaluated for impairment	146,350	161,889	42,915	199,031	269,355	60,609	25,131	905,280

Total loans evaluated for impairment	$147,090	$166,043	$46,326	$205,531	$269,727	$60,609	$25,131	$920,457

December 31, 2011
Individually evaluated for impairment	$4,178	$2,223	$2,839	$1,949	$—	$—	$—	$11,189
Collectively evaluated for impairment	210,397	208,214	56,750	201,019	252,825	55,191	27,901	1,012,297

Total loans evaluated for impairment	$214,575	$210,437	$59,589	$202,968	$252,825	$55,191	$27,901	$1,023,486

(1)	Excludes loans held-for-sale.

The following is a summary of information pertaining to impaired, nonaccrual and restructured loans at December 31 (dollars in thousands):

	2011	2010
Impaired loans on nonaccrual without a valuation allowance	$3,980	$14,109
Impaired loans on nonaccrual with a valuation allowance	3,804	561
Impaired loans still accruing with a valuation allowance	3,405	507

Total impaired loans(1)	$11,189	$15,177

Valuation allowance related to impaired loans	$209	$563

Total nonaccrual loans	$10,789	$26,477

Total accruing loans past due 90 days or more	$—	$313

Restructured loans still accruing	$4,122	$804

Average investment in impaired loans for the years ended December 31	$14,388	$18,179

(1)	Does not include loans in the total of nonaccrual loans which are not evaluated separately for impairment and loans held-for-sale.

Interest income recognized after a loan is impaired is not material. No additional funds are committed to be advanced in connection with impaired loans.

The age analysis of loans is as follows (dollars in thousands):

	Loans Past Due and Still Accruing
	30-59 Days	60-89 Days	90 Days or More	Total	Nonaccrual Loans(1)	Current Loans	Total Loans(1)
December 31, 2011
Commercial	$35	$11	$—	$46	$774	$213,755	$214,575
Commercial real estate	—	—	—	—	2,223	208,214	210,437
Real estate construction	—	—	—	—	2,839	56,750	59,589

Total commercial	35	11	—	46	5,836	478,719	484,601

Residential real estate first lien	—	736	—	736	4,778	197,454	202,968
Residential real estate second lien	818	105	—	923	175	251,727	252,825
Home equity lines	301	—	—	301	—	54,890	55,191
Consumer other	103	60	—	163	—	27,738	27,901

Total consumer	1,222	901	—	2,123	4,953	531,809	538,885

Total	$1,257	$912	$—	$2,169	$10,789	$1,010,528	$1,023,486

	Loans Past Due and Still Accruing
	30-59 Days	60-89 Days	90 Days or More	Total	Nonaccrual Loans(1)	Current Loans	Total Loans(1)
December 31, 2010
Commercial	$7	$338	$313	$658	$741	$145,691	$147,090
Commercial real estate	239	1,417	—	1,656	4,484	159,903	166,043
Real estate construction	—	—	—	—	3,554	42,772	46,326

Total commercial	246	1,755	313	2,314	8,779	348,366	359,459

Residential real estate first lien	311	347	—	658	10,320	194,553	205,531
Residential real estate second lien	671	192	—	863	707	268,157	269,727
Home equity lines	306	149	—	455	—	60,154	60,609
Consumer other	742	45	—	787	—	24,344	25,131

Total consumer	2,030	733	—	2,763	11,027	547,208	560,998

Total	$2,276	$2,488	$313	$5,077	$19,806	$895,574	$920,457

(1)	Excludes loans held-for-sale

The following table presents additional information regarding individually evaluated impaired loans (dollars in thousands):

	December 31, 2011			December 31, 2010
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial	$773	$838	$—	$551	$574	$—
Commercial real estate	1,258	1,523	—	4,154	5,321	—
Real estate construction	—	—	—	3,411	6,024	—
Residential real estate first lien	1,949	3,935	—	5,993	7,393	—
With an allowance recorded:
Commercial	$3,405	$3,405	$5	$189	$189	$189
Commercial real estate	965	1,244	161	—	—	—
Real estate construction	2,839	4,861	43	—	—	—
Residential real estate first lien	—	—	—	507	507	2
Residential real estate second lien	—	—	—	372	372	372
Total:
Commercial	$9,240	$11,871	$209	$8,305	$12,108	$189
Consumer	1,949	3,935	—	6,872	8,272	374

	$11,189	$15,806	$209	$15,177	$20,380	$563

Internally assigned risk grades for commercial loans are as follows:

Pass

While there is no formal regulatory definition for Pass credits, credits not otherwise rated Watch, Special Mention, Substandard, Doubtful or Loss are considered to be Pass credits. The Company utilizes a granular approach in assigning Pass risk grades to account for, among other things, the financial strength and capacity of the borrower and/or guarantors, and the nature, quality, liquidity and quantity of the collateral held.

Watch

Watch is not a recognized regulatory category, but it is extensively used by banks in their credit risk rating activities. An example of a Watch credit would be an asset in which all of the financial trends and indicators of the borrower, and the historical and projected financial performance, is acceptable, but the borrower may be in an industry or a geographical locale that is under some degree of stress. A Watch credit is reviewed more closely than a Pass credit, but is otherwise treated similarly to a Pass credit.

Special Mention

A Special Mention asset has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. Special Mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard

A Substandard asset is inadequately protected by the current sound worth and capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected. Substandard loans are placed on nonaccrual when management doubts a borrower’s ability to meet payment obligations, which typically occurs when principal or interest payments are more than 90 days past due.

Doubtful

An asset classified Doubtful has all the weaknesses inherent in one classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

Loss

Assets classified Loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be effected in the future.

The credit risk profile of commercial loans aggregated by internally assigned grade was as follows (dollars in thousands):

	December 31, 2011			December 31, 2010
	Commercial	Commercial Real Estate	Real Estate Construction	Commercial	Commercial Real Estate	Real Estate Construction
Grade:
Pass	$202,161	$188,448	$52,151	$130,030	$134,726	$30,454
Watch	4,656	10,514	732	5,074	10,464	6,154
Special Mention	821	4,851	1,282	3,309	4,475	1,100
Substandard accruing	6,163	4,401	2,585	7,936	11,894	5,064
Substandard nonaccrual	774	2,223	2,839	552	4,484	3,554
Doubtful nonaccrual	—	—	—	189	—	—

Total	$214,575	$210,437	$59,589	$147,090	$166,043	$46,326

The credit risk profile of consumer loans (classified as nonaccrual when 90 days or more past due) based on payment activity is as follows (dollars in thousands):

	Residential Real Estate First Lien	Residential Real Estate Second Lien	Home Equity Lines	Consumer Other
December 31, 2011
Performing	$198,190	$252,650	$55,191	$27,901
Nonaccrual	4,778	175	—	—

Total	$202,968	$252,825	$55,191	$27,901

December 31, 2010
Performing	$195,211	$269,020	$60,609	$25,131
Nonaccrual	10,320	707	—	—

Total	$205,531	$269,727	$60,609	$25,131

Troubled Debt Restructurings

As discussed in Note A, the Company adopted ASU 2011-02 as of July 1, 2011. As such, the Company reassessed all loan modifications occurring since January 1, 2011, for identification as troubled debt restructurings. Troubled debt restructurings for the year ended December 31, 2011, are set forth in the following table (dollars in thousands):

	Whole Number of Contracts	Amount
Commercial	2	$3,467
Commercial real estate	1	274
Residential real estate first lien	1	473
Residential real estate second lien	1	189
Consumer other	1	102

The Company’s troubled debt restructurings were primarily the result of extending the maturity date of the loans. The Company did not forgive any principal or interest on any restructured loan. The restructured commercial and consumer other loans were accruing at the time of the modification and at December 31, 2011. All of the other modifications were on nonaccrual at the time of the modifications and at December 31, 2011. The modifications did not have any significant impact on the Company’s determination of the allowance for loan losses. As of December 31, 2011, there have been no defaults on any loans that were modified as troubled debt restructurings during the preceding twelve months and $0.6 million of loans in the preceding table were paid in full during 2011.

Note D—Premises and Equipment

Premises and equipment at December 31 was comprised of the following (dollars in thousands):

	Life in Years	2011	2010
Furniture and equipment	3-10 years	$7,020	$6,690
Leasehold improvements	1.5-20 years	10,834	10,793
Construction in progress—facilities		260	—

		18,114	17,483
Accumulated depreciation		(11,577)	(10,460)

		$6,537	$7,023

A write down, included in write down of assets held-for-sale, of $3.5 million was recorded in 2010 related to premises and equipment sold in Florida.

During 2005, the Company moved corporate headquarters and entered into a sublease, classified as an operating lease from February 2007 and ending December 2014. There is no option to renew the sublease at the end of the lease term. Certain other offices and branch locations are operated as leased premises. The Company has the option to renew certain of these leases upon the completion of the non-cancelable lease term. The cost of lease extensions is not included below. Rental expense under operating lease agreements in 2011 and 2010 was approximately $2.5 million and $2.7 million, respectively. Lease cost is recognized on a straight-line basis over the lease term. Future minimum rental commitments associated with these leases are as follows (dollars in thousands):

Years Ended December 31,	Amount
2012	$2,486
2013	2,389
2014	2,265
2015	1,259
2016	1,050
Thereafter	4,368

$13,817

Note E—Goodwill and Other Intangible Assets

The Company has three reporting units with goodwill, which are Town & Country (insurance) in the amount of $3.1 million, Encore Trust with $11.0 million and Linscomb & Williams with $21.7 million. There were no changes in goodwill in 2010 and 2011. In the first quarter of 2010, $2.1 million cash was paid and 696,000 shares of common stock were issued to settle this accrued consideration.

Each reporting unit is tested for impairment at least annually. The fair value of each of the reporting units is established using appropriate weighted market and income approaches. Impairment tests indicate that the Company passed step one of the impairment test and therefore, step two and an impairment charge were not required.

In 2011, Town & Country purchased customer accounts of an insurance company for $0.4 million. Other intangible assets as of December 31, 2011 and 2010 are detailed in the following table (dollars in thousands):

	2011			2010
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets:
Client relationships	$9,840	$(5,307)	$4,533	$9,419	$(4,703)	$4,716

Estimated amortization expense for the following years ended December 31 is as follows (dollars in thousands):

2012	$596
2013	549
2014	508
2015	471
2016	437

Note F—Deposits

Interest-bearing deposits at December 31 were as follows (dollars in thousands):

	2011	2010
Interest checking	$183,339	$173,839
Money market and savings	238,579	278,507
Time deposits less than $100,000	102,207	117,974
Time deposits $100,000 and greater	224,210	239,129
Brokered deposits	17,043	21,239

Total interest-bearing deposits	$765,378	$830,688

At December 31, 2011, the scheduled maturities of time and brokered deposits are as follows (dollars in thousands):

2012	$222,046
2013	42,925
2014	26,642
2015	42,298
2016	9,549
Thereafter	—

$343,460

Interest expense by type of deposit for the years ended December 31 is as follows (dollars in thousands):

	2011	2010
Interest checking	$280	$752
Money market and savings	870	2,232
Time deposits	6,826	11,002
Brokered deposits	538	614

	$8,514	$14,600

Encore Bank is required to maintain average cash balances on hand or with the Federal Reserve Bank. At December 31, 2011 and 2010, these reserve balances amounted to $4.1 million and $3.5 million.

Note G—Borrowings and Repurchase Agreements

Subject to certain limitations, the Company may borrow funds from the FHLB in the form of advances. Credit availability from the FHLB is based on the Company’s financial and operating condition and the amount of collateral available to the FHLB. These borrowings were collateralized by a blanket lien on mortgage-related assets. Following is a summary of outstanding borrowings from the FHLB at December 31, 2011 (dollars in thousands):

Amount	Interest Rate Range	Maturity Date Range	Call Date
$59,500	3.54—4.37%	01/11/13—11/26/13	None
29,117	2.43—2.75	01/08/14—05/19/14	None
22,668	2.84—4.79	01/08/15—08/03/15	None
1,934	3.54	01/08/16	None
10,000	4.14	12/07/16	06/07/12
10,000	4.23	04/05/17	04/05/12
15,000	4.17	04/05/17	04/05/12
10,000	4.52	05/09/17	05/09/12
50,000	4.15	08/01/17	05/02/12

$208,219

Each advance is payable per terms of the agreement. The Company is eligible to borrow up to an additional $228 million at December 31, 2011. There can be significant penalties for the early pay-off of FHLB borrowings. During 2010, the Company prepaid $52.5 million of fixed-rate FHLB advances with a weighted average interest rate of 3.78% and a weighted average remaining term to maturity of 1.72 years. The prepaid FHLB advances were replaced with $52.5 million of fixed-rate FHLB advances, with a weighted average contractual interest rate of 2.73% and an average term of 4.47 years. The Company paid a $2.6 million penalty to the FHLB as a result of prepaying the FHLB advances. The prepayment penalty was deferred as an adjustment to the carrying value of the new advances as the new FHLB advances were not substantially different from the prepaid FHLB advances. The present value of the cash flows under the terms of the new FHLB advances was not more than 10% different from the present value of the cash flows under the terms of the prepaid FHLB advances (including the prepayment penalty) and there were no embedded conversion options in the prepaid FHLB advances or in the new FHLB advances. The prepayment penalty effectively increased the interest rate on the new advances 121 basis points at the time of the transaction. The deferred prepayment penalty will be recognized in interest expense over the life of the new FHLB advances.

The benefit of prepaying the advances was an immediate decrease in interest expense, and a decrease in interest rate sensitivity, as the maturities of the refinanced advances were extended at a lower rate. There were no early debt extinguishments related to these borrowings during 2011.

The Company has also borrowed funds from clients in the form of repurchase agreements. As of December 31, 2011, $10.5 million was outstanding at an interest rate of 0.01% maturing January 3, 2012. During 2011, the maximum amount of repurchase agreements outstanding at any month end and the daily average amount outstanding were $18.5 million and $13.4 million, respectively.

Note H—Income Taxes

Allocation of federal and state income taxes between current and deferred portions for the years ended December 31 is as follows (dollars in thousands):

	2011	2010
Current tax provision (benefit)
Federal	$118	$(3,374)
State	422	56

	540	(3,318)
Deferred tax provision (benefit)
Federal	1,600	(9,764)
State	569	(215)

	2,169	(9,979)

	$2,709	$(13,297)

The reasons for the differences between the amounts computed by applying the statutory federal income tax rate of 35% in 2011 and 34% in 2010 and the reported income tax expense (benefit) for the years ended December 31 are summarized below (dollars in thousands):

	2011	2010
Income tax expense (benefit) computed at federal statutory rate	$3,482	$(12,759)
State income tax expense (benefit), net of federal effect	495	(105)
Tax exempt interest income	(333)	(386)
Increase in cash surrender value	(200)	(203)
Adjustment to prior period	(383)	—
Tax benefit related to prior acquisition	(448)	—
Other	96	156

Income tax expense (benefit), as reported	$2,709	$(13,297)

The components of net deferred tax assets and liabilities included in other assets are as follows at December 31 (dollars in thousands):

	2011	2010
Deferred tax assets:
Allowance for loan losses	$6,560	$10,146
Net operating loss	9,898	8,046
Premises and equipment	1,225	815
Deferred revenues	405	442
Stock-based compensation	797	1,171
Nonaccrual interest	56	556
Net unrealized loss on available-for-sale securities	542	612
Investment in real estate reserves	756	868
Other	880	690

Total deferred tax assets	21,119	23,346

Deferred tax liabilities:
Other intangible assets	754	850
Gain on sale of assets	152	227
Federal Home Loan Bank of Dallas stock	160	158
Other	178	—

Total deferred tax liabilities	1,244	1,235

Net deferred tax assets	$19,875	$22,111

At December 31, 2011, the Company reported a net deferred tax asset of $19.9 million. On an ongoing basis, management evaluates the deferred tax asset to determine if a valuation allowance is required. Assessing the need for a valuation allowance requires that management evaluate all available evidence, both negative and positive, to determine whether a valuation allowance for the deferred tax asset is needed. Based on analysis of the evidence, the Company determined that no valuation allowance was required to be recorded against the deferred tax asset at December 31, 2011.

The Company is in a 3-year cumulative loss position at December 31, 2011. This was considered to be negative evidence. The cumulative losses were attributable primarily to significantly higher credit losses associated with operations in Florida and losses incurred as a result of the sale of those operations in 2010. When negative evidence exists (the 3-year cumulative pre-tax loss), more positive evidence is necessary. A valuation allowance is needed when, based on the evidence, it is more likely than not (more than 50%) that some portion or all of a deferred tax asset will not be realized.

The Company was greatly affected by the economic recession and continuing slow economic growth that began in late 2008. A substantial portion of the losses incurred over the last three years was the result of the recession’s effect on property values and resulting loan losses, primarily in Florida. The sale of Florida operations was completed on December 31, 2010. Besides the negative evidence of 3-year loss history, the Company considered the following positive evidence.

The Company has had a history of steady earnings through 2007 before the recession began. The high level of loan losses incurred during 2010 and 2009 has substantially declined beginning in 2011 as the sale of Florida operations was completed as of December 31, 2010. The Company sold a significant portion of Florida loans which have accounted for most of the losses. The Company has invested in an expanded Texas commercial lending capability with the addition of several new lenders that it believes will enable the Company to increase net interest income. Encore Bancshares and Encore Bank continue to be well capitalized and can carry forward approximately $1.8 million of the net operating loss for 20 years and the remaining $8.1 million for 19 years. The Company forecasts that it will generate sufficient taxable income to utilize the remaining net operating loss. Since forecasting earnings is subjective, the Company performed a sensitivity analysis to determine the impact on pre-tax income over the forecast period if the projections were short by various percentages each year. Based on this analysis, the deferred tax asset and the net operating loss would be fully recovered well before expiration.

The realization of the deferred tax asset can be subjective and could be significantly reduced in the near term if estimates of future taxable income are significantly lower than currently forecasted.

The Company had no penalties or interest accrued at December 31, 2011. The effective tax rate for the year ended December 31, 2011, was 27.2% as compared to 35.4% in 2010.

The Company had no unrecognized tax benefits for the years ended December 31, 2011 and 2010. It has elected to recognize both interest and penalties as a component of income tax expense.

The Company files income tax returns in U.S. federal and various state and local taxing jurisdictions. In general, it is no longer subject to income tax examinations for years prior to 2008.

Note I—Regulatory Matters and Dividends from Subsidiaries

Regulatory Capital Compliance

Encore Bancshares and Encore Bank are subject to various regulatory capital adequacy requirements administered by the Board of Governors of the Federal Reserve System (Federal Reserve) and the Office of the Comptroller of the Currency (OCC). Actual and minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as of December 31, 2011 and 2010, are set forth in the following table (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Categorized as Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2011
Tier 1 capital (to average assets)
Tier 1 (leverage)
Encore Bancshares, Inc.	$140,203	9.73%	$57,660	4.00%	N/A	N/A
Encore Bank, N.A.	132,088	9.17	57,639	4.00	$72,048	5.00%
Tier 1 capital (to risk-based assets)
Encore Bancshares, Inc.	$140,203	13.22%	$42,416	4.00%	N/A	N/A
Encore Bank, N.A.	132,088	12.48	42,341	4.00	$63,511	6.00%
Total capital (to risk-based assets)
Encore Bancshares, Inc.	$153,513	14.48%	$84,833	8.00%	N/A	N/A
Encore Bank, N.A.	145,398	13.74	84,682	8.00	$105,852	10.00%
December 31, 2010
Tier 1 capital (to average assets)
Tier 1 (leverage)
Encore Bancshares, Inc.	$129,485	8.10%	$63,972	4.00%	N/A	N/A
Encore Bank, N.A.	118,603	7.41	63,984	4.00	$79,980	5.00%
Tier 1 capital (to risk-based assets)
Encore Bancshares, Inc.	$129,485	12.83%	$40,362	4.00%	N/A	N/A
Encore Bank, N.A.	118,603	11.78	40,277	4.00	$60,415	6.00%
Total capital (to risk-based assets)
Encore Bancshares, Inc.	$142,185	14.09%	$80,724	8.00%	N/A	N/A
Encore Bank, N.A.	131,277	13.04	80,553	8.00	$100,692	10.00%

As of the most recent notification from the OCC, Encore Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized well capitalized, Encore Bank must maintain minimum Tier 1 leverage, Tier 1 risk-based capital, and total risk-based capital ratios as set forth in the above table.

Dividend Policy

Federal law places limitations on the amount that national banks may pay in dividends, which Encore Bank must adhere to when paying dividends to Encore Bancshares. Encore Bank’s current practice is not to pay any dividends, except to cover expenses of Encore Bancshares. If the Company fails to pay dividends on Series B Preferred Stock or interest on junior subordinated debentures, it will be prohibited from paying dividends on common stock. See Note K for further restrictions on dividends.

Note J—Stock-Based Compensation

Shareholders approved a stock awards and incentive plan in 2008 (2008 Stock Awards and Incentive Plan), an amendment to that plan in 2011, and a stock incentive plan in 2000 that has expired (2000 Stock Incentive Plan) which authorize the issuance of up to 2.4 million shares of common stock under “incentive stock” and “nonqualified stock” options, stock appreciation rights, restricted stock awards, performance awards and phantom stock awards. The general terms of awards under the 2008 Stock Awards and Incentive Plan shall be specified by the Compensation Committee of the Board of Directors at the date of grant. At December 31, 2011, all options granted under the 2000 Stock Incentive Plan have a maximum term of 10 years, and vest on the third anniversary of the grant date. No options have been granted under the 2008 Stock Awards and Incentive Plan.

Stock Options

The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model. This model requires input of highly subjective assumptions, changes to which can materially affect the fair value estimate. Additionally, there may be other factors that would otherwise have a significant effect on the value of employee stock options granted but not considered by the model. No options were granted in 2011 or 2010.

There was no compensation expense associated with employee stock options recorded in the accompanying consolidated statements of operations during 2011and 2010.

A summary of employee option activity as of December 31, 2011, and changes during the year then ended is as follows (amounts in thousands, except per share amounts):

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2011	575	$10.77
Exercised	(92)	8.74
Forfeited	(9)	12.00

Outstanding at December 31, 2011	474	$11.14	1.33 years	$1,172

Vested	474	$11.14	1.33 years	$1,172

Exercisable at December 31, 2011	474	$11.14	1.33 years	$1,172

In addition, the Company has issued stock options under the 2000 Stock Incentive Plan to non-employees for various services rendered. The cost of these services was measured based on the estimated fair value of the award at date of grant. The estimated cost was recognized over the period the service was required to be rendered.

A summary of non-employee option activity as of December 31, 2011, and changes during the year then ended is as follows (amounts in thousands, except per share amounts):

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2011	244	$8.33
Exercised	(211)	8.05
Forfeited	(15)	8.00

Outstanding at December 31, 2011	18	$12.00	1.70 years	$27

Vested	18	$12.00	1.70 years	$27

Exercisable at December 31, 2011	18	$12.00	1.70 years	$27

The Company recognized no compensation cost for non-employee stock options, net of forfeitures, in the accompanying consolidated statements of operations in 2011 and 2010. The total intrinsic value of options exercised during the years ended December 31, 2011 and 2010 was $1.0 million and $0.3 million. Cash received from option exercises for 2011 and 2010 was $0.6 million and $0.4 million, respectively.

Share Awards

The Company also grants shares of restricted stock pursuant to the 2008 Stock Awards and Incentive Plan. These shares of restricted stock vest over a period of one to five years. The Company accounts for restricted stock grants by recording the fair value of the grant as compensation expense over the vesting period. Compensation expense related to restricted stock was $1.6 million and $1.3 million for the years ended December 31, 2011 and 2010.

A summary of the status of nonvested shares of restricted stock as of December 31, 2011, and changes during the year then ended is as follows (shares in thousands):

Nonvested Shares	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2011	583	$10.22
Granted	125	11.10
Vested	(175)	11.08
Forfeited	(6)	11.64

Outstanding at December 31, 2011	527	$10.10

As of December 31, 2011, unrecognized compensation cost for all nonvested share-based compensation arrangements expected to vest, totaled $3.1 million which is expected to be recognized over a weighted average remaining period of 2.21 years.

Note K—Preferred Stock

The Company is authorized to issue 20.0 million shares of preferred stock. The preferred stock (or other securities convertible in whole or in part into preferred stock) is available for issuance from time to time for various purposes, including, without limitation, making future acquisitions, raising additional equity capital and financing. Subject to certain limits set by the Company’s Articles of Incorporation, the preferred stock (or such convertible securities) may be issued on such terms and conditions, and at such times and in such situations, as the Board of Directors in its sole discretion determines to be appropriate, without any further approval or action by the shareholders (unless otherwise required by laws, rules, regulations or agreements applicable to the Company).

On September 27, 2011 (Issuance Date), the Company issued 32,914 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series B, par value $1.00 per share, with a liquidation value of $1,000 per share (Series B Preferred Stock) to the Secretary of the Treasury (Secretary) for $32.9 million in cash. Non-cumulative dividends on the Series B Preferred Stock are paid quarterly and will accrue on the liquidation preference at a rate based on changes in the level of Qualified Small Business Lending (QSBL) of Encore Bank. The Series B Preferred Stock has no maturity date and ranks senior to common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the Company. The Series B Preferred Stock generally is non-voting, except in limited circumstances that could impact the rights and preferences of the Series B Preferred Stock.

Based on Encore Bank’s QSBL, the dividend rate on the Series B Preferred Stock was 4.76% for September 27 through September 30, 2011, was 1.97% in the fourth quarter of 2011 and will be 1.00% in the first quarter of 2012. For the second through the tenth quarters following the Issuance Date, the dividend rate will fluctuate between 1% and 5% based on Encore Banks’s QSBL, and for the eleventh quarter through 4.5 years after the Issuance Date, the dividend rate will be fixed at between 1% and 7%. Thereafter, the dividend rate is 9%. If the Company has not declared and paid an aggregate of five dividend payments, whether or not consecutive, the holder of the Series B Preferred Stock will have the right, but not the obligation, to appoint a representative as an “observer” on the Company’s Board of Directors. If the Company has not declared and paid an aggregate of six dividend payments, whether or not consecutive, the holder of the Series B Preferred Stock will have the right, but not the obligation, to elect two directors to the Company’s Board of Directors.

The Series B Preferred Stock may be redeemed by the Company at any time, at a redemption price of $1,000 per share plus accrued but unpaid dividends to the date of redemption, subject to the approval of the Company’s federal banking regulator. The Series B Preferred Stock may be redeemed in whole or in part, subject to a minimum redemption of at least 25% of the original aggregate liquidation value, or $8.2 million.

The terms of the Series B Preferred Stock impose limits on the Company’s ability to pay dividends on and repurchase shares of its common stock and other securities. More specifically, if the Company fails to declare and pay dividends on the Series B Preferred Stock in a given quarter, then during such quarter and for the next three quarters following such missed dividend payment, the Company may not pay dividends on or repurchase any common stock or any other securities that are junior to (or in parity with) the Series B Preferred Stock, except in very limited circumstances. Additionally, under the terms of the Series B Preferred Stock, the Company may declare and pay dividends on its common stock or any other stock junior to the Series B Preferred Stock, or repurchase shares of any such stock, only if after payment of such dividends or repurchase of such shares, the Company’s Tier 1 Capital is 90% of the Issuance Date Tier 1 Capital, as adjusted. If any Series B Preferred Stock remains outstanding on the tenth anniversary of the Issuance Date, the Company may not pay further dividends on its common stock or any other junior stock until the Series B Preferred Stock is redeemed in full.

In connection with the issuance of the Series B Preferred Stock, the Company redeemed its Series A Preferred Stock from the United States Department of the Treasury (Treasury) on September 27, 2011, for $34.0 million plus accrued dividends of $0.2 million. As a result, accelerated amortization of the discount on Series A Preferred Stock was $4.1 million in the third quarter of 2011, which reduced earnings available to common shareholders. As a result of its redemption of the Series A Preferred Stock, the Company is no longer subject to the limits on executive compensation and its ability to pay dividends and repurchase shares as stipulated under the terms of the Series A Preferred Stock.

Treasury sold to a third party a warrant to purchase 364,026 shares of the Company’s common stock expiring December 5, 2018, at an exercise price of $14.01 per share. The number of shares of common stock underlying the warrant and the exercise price are subject to adjustment for certain dilutive events.

Note L—Off-Balance Sheet Financial Instruments

In the normal course of business, the Company enters into various credit related financial instruments with off-balance sheet risk to meet the financing needs of clients. These financial instruments principally include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets.

Exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written is represented by the contractual notional amount of those instruments. The Company follows the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. The credit risk involved and collateral required in issuing letters of credit are essentially the same as those involved in extending loan facilities to clients.

Principal commitments as of December 31 are as follows (dollars in thousands):

	2011	2010
Commitments to extend credit	$175,118	$173,352
Standby letters of credit	4,359	6,816

Commitments to extend credit are agreements to lend to a client as long as there is no violation of any condition established in the contract and have fixed expiration dates or other termination clauses. Some of the commitments are expected to expire without being drawn upon, so that the total commitment amounts do not necessarily represent future cash requirements. Letters of credit are commitments issued by the Company to guarantee the performance of a client to a third party, primarily borrowing arrangements. The Company evaluates each client’s credit worthiness on a case-by-case basis. The extension of credit is based on a credit evaluation of the client. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. Included in unfunded commitments in 2011 are residential mortgages totaling $9.9 million. The fair value of these commitments is not material.

Note M—Concentration of Credit Risk

The Company’s primary market area is Houston, Texas and it originates loans to clients located primarily within this geographical area. Although the Company has a diversified loan portfolio, a substantial portion of a client’s ability to honor its contracts is dependent upon the economic stability of the geographic area. The Company evaluates each client’s creditworthiness on a case-by-case basis.

Note N—Commitments and Contingencies

The Company is a defendant in legal actions arising from transactions conducted in the ordinary course of business. The Company believes, after consultation with legal counsel, that the ultimate liability, if any, arising from such actions will not have a material effect on its consolidated financial statements.

Note O—Related Party Transactions

Loans to executive officers, significant shareholders, directors and their related interests (related parties) for the years ended December 31 were as follows (dollars in thousands):

	2011	2010
Balance at January 1	$11,978	$14,984
New loans	1,706	1,349
Repayments	(1,076)	(4,355)
Loans no longer classified as related party	(8,564)	—

Balance at December 31	$4,044	$11,978

As of December 31, 2011, the Company is paying monthly rent of $12 thousand to lease one private client office from a related party. Lease expense was $148 thousand in 2011.

Note P—Junior Subordinated Debentures

In September 2003, the Company formed Encore Statutory Trust II (the Statutory Trust), a statutory business trust, and purchased all the common securities of the Statutory Trust for $0.2 million. The Statutory Trust issued $5.0 million of preferred securities. The sole assets of the Statutory Trust are junior subordinated debentures with an aggregate principal amount of $5.2 million, which are due September 24, 2033. The interest payable on the junior subordinated debentures is payable at a per annum rate equal to LIBOR plus 2.95%, reset quarterly. Cash distributions on the common and preferred securities are made in the same amount and to the extent interest on the junior subordinated debentures is received by the Statutory Trust. The securities are redeemable in whole at any time on any March 17, June 17, September 17 or December 17.

In April 2007, the Company formed Encore Capital Trust III (Trust III), a statutory business trust, and purchased all the common securities of Trust III for $0.5 million. Trust III issued $15.0 million of preferred securities. The sole assets of Trust III are junior subordinated debentures with an aggregate principal amount of $15.5 million, which are due April 19, 2037. The junior subordinated debentures bear a fixed rate of 6.85% until April 19, 2012, at which date the Company may call the debentures, and a floating rate equal to 3 month LIBOR + 1.75% thereafter. Cash distributions on the common and preferred securities are made in the same amount and to the extent interest on the junior subordinated debentures is received by Trust III.

Each trust is considered a variable interest entity. Although the Company owns all of the outstanding common stock of the Statutory Trust and Trust III, it is not required to include them in the consolidated financial statements.

The Company has fully and unconditionally guaranteed each trust’s obligations under the trust securities issued by such trust to the extent not paid or made by each trust, provided that such trust has funds available for such obligations.

Note Q—Fair Value of Assets and Liabilities

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis such as certain loans, goodwill and other intangible assets and other real estate owned. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-market accounting or write downs of individual assets.

The Company groups financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1—Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2—Inputs other than those quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 2 assets and liabilities include available-for-sale securities with quoted prices that are traded less frequently than exchange-traded instruments. Available-for-sale and held-to-maturity securities are valued using observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, prepayment speeds, credit information and the bond’s terms and conditions, among other things. Valuations may be obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3—Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Level 3 values include impaired loans and other real estate owned.

The tables below present the balances of assets measured at fair value on a recurring basis as of December 31, 2011 and 2010 (dollars in thousands):

	December 31, 2011
Description	Total	Level 1	Level 2
U.S. Government securities	$108,020	$100,558	$7,462
Securities of U.S. states and political subdivisions	2,183	—	2,183
Mortgage-backed securities	42,179	—	42,179
Corporate debt securities	10,938	—	10,938
Other securities	7,481	3,109	4,372

Total available-for-sale securities	$170,801	$103,667	$67,134

	December 31, 2010
Description	Total	Level 1	Level 2
U.S. Government securities	$162,655	$145,009	$17,646
Securities of U.S. states and political subdivisions	7,378	—	7,378
Mortgage-backed securities	60,144	—	60,144
Corporate debt securities	13,420	—	13,420
Other securities	8,187	3,370	4,817

Total available-for-sale securities	$251,784	$148,379	$103,405

For assets measured at fair value on a nonrecurring basis during 2011 that were still held on the balance sheet at December 31, 2011, the following table provides the level of valuation assumptions used to determine the amount of adjustment and the carrying value of the related individual assets at period end (dollars in thousands):

Description	Total	Level 3	Losses for the Year Ended December 31, 2011
Loans	$8,949	$8,949	$837
Other real estate owned	2,090	2,090	1,098

Total	$11,039	$11,039	$1,935

During the year ended December 31, 2011, the Company wrote down certain loans receivable that are collateralized by real estate to their appraised value less estimated costs to sell resulting in an impairment charge of $0.8 million against the allowance for loan losses. The Company wrote down certain other real estate owned properties to their appraised value less estimated costs to sell resulting in an impairment charge of $1.1 million, which was included in earnings for the period.

For assets measured at fair value on a nonrecurring basis during 2010 that were still held on the balance sheet at December 31, 2010, the following table provides the level of valuation assumptions used to determine the amount of adjustment and the carrying value of the related individual assets at period end (dollars in thousands):

Description	Total	Level 3	Losses for the Year Ended December 31, 2010
Loans held-for-sale	$9,615	$9,615	$7,738
Loans	10,042	10,042	6,782
Other real estate owned	9,298	9,298	3,479

Total	$28,955	$28,955	$17,999

During the year ended December 31, 2010, loans held-for-sale as of December 31, 2010, were written down $7.7 million based on third party valuations. The Company wrote down certain loans receivable that are collateralized by real estate to their appraised value less estimated costs to sell resulting in an impairment charge of $4.5 million against the allowance for loan losses. An additional $2.3 million was recorded as noninterest expense related to loans reclassified from held-for-sale to loans receivable. The Company wrote down certain other real estate owned properties to their appraised value less estimated costs to sell resulting in an impairment charge of $3.5 million, which was included in earnings for the period.

Fair value measurements where there exists limited or no observable market data and, therefore, are based primarily upon the Company’s estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

The following table summarizes the carrying values and estimated fair values of certain financial instruments not recorded at fair value on a regular basis as of December 31 (dollars in thousands):

	2011		2010
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Securities held-to-maturity	$99,630	$104,457	$107,618	$109,738
Loans receivable, net	1,005,518	1,043,714	901,818	925,426
Accrued interest receivable	5,133	5,133	5,191	5,191
Financial liabilities:
Time deposits	$343,460	$344,461	$378,342	$380,223
Borrowings and repurchase agreements	218,702	237,856	219,777	235,220
Accrued interest payable	1,131	1,131	1,154	1,154
Junior subordinated debentures	20,619	20,807	20,619	21,305

The summary above excludes financial assets and liabilities for which the carrying amount approximates estimated fair value. For financial assets, these include cash and cash equivalents, securities available-for-sale, loans held-for-sale and Federal Home Loan Bank of Dallas stock. For financial liabilities, these include noninterest-bearing, interest checking and money market and savings deposits.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value, non-financial assets and non-financial liabilities, and for estimating fair value for financial instruments not recorded at fair value.

Cash and Cash Equivalents

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate those assets’ fair values.

Securities

Fair value measurement of securities is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows. Securities available-for-sale are recorded at fair value on a recurring basis.

Loans Receivable

The Company does not record loans at fair value on a recurring basis. As such, valuation techniques discussed herein for loans are primarily for estimating fair value disclosure purposes. However, from time to time, the Company records nonrecurring fair value adjustments to loans to reflect (1) partial write downs that are based on the observable market price or current appraised value of the collateral, or (2) the full charge-off of the loan carrying value. The fair value estimates differentiate loans based on their financial characteristics, such as product classification, loan category, pricing features and remaining maturity.

The fair value of commercial and commercial real estate loans is calculated by discounting contractual cash flows using discount rates that reflect current pricing for loans with similar characteristics and remaining maturity.

For real estate 1-4 family first and second lien mortgages, fair value is calculated by discounting contractual cash flows, adjusted for prepayment estimates, using discount rates based on current industry pricing or estimates of an appropriate risk-adjusted discount rate for loans of similar size, type, credit quality, remaining maturity and repricing characteristics.

For all other consumer loans, the fair value is generally calculated by discounting the contractual cash flows, adjusted for prepayment estimates, based on the current rates that are offered for loans with similar characteristics.

The fair value of significant nonaccrual loans is based on recent external appraisals. Where appraisals are not available, estimated cash flows are discounted using a rate commensurate with the credit risk associated with those cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.

Loans Held-for-Sale

Loans held-for-sale are carried at the lower of cost or estimated fair value. Fair value of commercial loans held-for-sale is primarily based on third party valuations. Fair value for consumer mortgages held-for-sale is based on commitments on hand from investors or prevailing market prices. As such, the Company classifies loans subjected to nonrecurring fair value adjustments as Level 3.

Federal Home Loan Bank of Dallas Stock

The fair value of FHLB stock is estimated to be equal to its carrying amount as reported in the accompanying balance sheet, given it is not a publicly traded equity security, it has an adjustable dividend rate, and all transactions in the stock are executed at the stated par value.

Other Real Estate Owned

Other real estate owned is primarily foreclosed properties securing residential loans and commercial real estate. Foreclosed assets are adjusted to fair value less estimated costs to sell upon transfer of the loans to other real estate owned. Subsequently, these assets are carried at the lower of carrying value or fair value less estimated costs to sell. Fair value is generally based upon independent market prices or appraised values of the property and, accordingly, the Company classifies foreclosed assets as Level 3.

Deposits

The fair value of deposits with no stated maturity, such as noninterest-bearing checking accounts and money market accounts, is equal to the amount payable upon demand. The fair value of certificates of deposit is based on the lower of redemption or discounted value of contractual cash flows. Discount rates for certificates of deposit are estimated using current market rates.

Borrowings and Repurchase Agreements

The fair values of borrowings and repurchase agreements are estimated using discounted cash flow analyses based on current incremental borrowing rates for similar types of borrowing arrangements.

Fair value of FHLB advances is estimated using the rates currently being offered for advances with similar remaining maturities.

Junior Subordinated Debentures

The fair values of junior subordinated debentures with floating interest rates are estimated to be equal to their carrying value reported in the consolidated balance sheets since these instruments reprice periodically according to prevailing market interest rates. The discounted cash flow method is used to estimate the fair value of fixed rate debentures. Contractual cash flows are discounted using rates currently offered for new debentures with similar remaining maturities.

Accrued Interest

The carrying amounts of accrued interest are considered to approximate their fair values due to their short-term nature.

Unrecognized Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The Company has reviewed the unfunded portion of commitments to extend credit as well as standby and other letters of credit, and has determined that the fair value of such financial instruments is not material.

Nonfinancial Instruments

The Company has not considered the value of long term relationships with depositors, commonly known as core deposit intangibles, when estimating the fair value of deposit liabilities. These intangibles are considered to be separate intangible assets that are not financial instruments. Nonetheless, financial institutions’ core deposits have typically traded at premiums to their book values under both historical and current market conditions.

Note R—Employee Benefit Plan

The Company has implemented a defined contribution plan (Plan) covering all eligible personnel. Contribution expense related to the Plan was $0.6 million for each of the years ended December 31, 2011 and 2010.

Note S—Income (loss) Per Common Share

The factors used in the income (loss) per common share computation follow (amounts in thousands, except per share amounts):

	2011	2010
Basic:
Income (loss) available to common shareholders(1)	$1,309	$(26,454)
Average common shares outstanding, including nonvested restricted stock	11,597	11,179
Per Share	$0.11	$(2.37)
Diluted:
Average common shares outstanding	11,597	11,179
Net effect of the assumed exercise of stock options	54	—

Diluted average common shares outstanding	11,651	11,179
Per Share	$0.11	$(2.37)
Anti-dilutive stock options and warrants not included in treasury stock method computation	703	1,325
Preferred dividends deducted from net income (loss)(1)	5,931	2,224

(1)	Includes $4,102 accelerated amortization of preferred stock discount in 2011.

No dividends have been declared on common stock.

Note T—Segment Information

The Company has three lines of business which are banking, wealth management and insurance, which are delineated by the products and services that each segment offers. The segments are managed separately with different clients, employees, systems, risks and marketing strategies. Banking includes commercial and private client banking services. Wealth management provides personal wealth management services through Encore Trust, a division of Encore Bank, and Linscomb & Williams, and insurance includes the selling of property and casualty insurance products by Town & Country.

The accounting policies of each line of business are the same as those described in the summary of significant accounting policies. Revenues, expenses, and assets are recorded by each line of business, and the Company separately reviews financial information. In addition to direct expenses, each line of business was allocated certain general corporate expenses such as executive administration, accounting, internal audit, and human resources based on the average asset level of the operating segment.

Activities that are not directly attributable to the reportable operating segments, including the elimination of inter-company transactions, are presented under “Other.”

Financial results by operating segment were as follows (dollars in thousands):

	Banking	Wealth Management	Insurance	Other	Consolidated
2011
Net interest income (expense)	$46,913	$61	$6	$(1,193)	$45,787
Provision for loan losses	7,252	—	—	—	7,252
Noninterest income	2,530	20,175	5,958	—	28,663
Noninterest expense	38,010	14,440	4,799	—	57,249

Income (loss) before income taxes	4,181	5,796	1,165	(1,193)	9,949
Income tax expense (benefit)	1,098	2,047	410	(846)	2,709

Net income (loss)	$3,083	$3,749	$755	$(347)	$7,240

Total assets at December 31,	$1,527,207	$57,031	$8,281	$(69,936)	$1,522,583

2010
Net interest income (expense)	$45,525	$149	$19	$(1,194)	$44,499
Provision for loan losses	35,169	—	—	—	35,169
Noninterest income	6,906	18,979	5,858	—	31,743
Noninterest expense	60,031	14,163	4,406	—	78,600

Income (loss) before income taxes	(42,769)	4,965	1,471	(1,194)	(37,527)
Income tax expense (benefit)	(15,066)	1,686	501	(418)	(13,297)

Net income (loss)	$(27,703)	$3,279	$970	$(776)	$(24,230)

Total assets at December 31,	$1,473,837	$63,254	$9,095	$(79,689)	$1,466,497

Note U—Parent Company Only Condensed Financial Information

Condensed financial statements pertaining only to Encore Bancshares, Inc. are presented below. Investments in subsidiaries are stated using the equity method of accounting. Dollar amounts are in thousands.

Condensed Balance Sheets

	December 31,
	2011	2010
Assets:
Cash and due from banks	$4,545	$7,030
Investment in subsidiaries	186,866	179,082
Other assets	3,095	1,783

	$194,506	$187,895

Liabilities:
Junior subordinated debentures	$20,619	$20,619
Accrued interest payable and other liabilities	498	635

Total liabilities	21,117	21,254
Shareholders’ equity	173,389	166,641

	$194,506	$187,895

Condensed Statements of Operations

	Years Ended December 31,
	2011	2010
Dividend from subsidiary	$2,000	$—
Expense:
Interest expense	1,193	1,194
Other	718	707

Total expense	1,911	1,901

Income (loss) before income taxes and equity in undistributed earnings (losses) of subsidiaries	89	(1,901)
Income tax benefit	1,111	1,087
Equity in undistributed earnings (losses) of subsidiaries	6,040	(23,416)

Net income (loss)	$7,240	$(24,230)

Condensed Statements of Cash Flows

	Years Ended December 31,
	2011	2010
Operating Activities:
Net income (loss)	$7,240	$(24,230)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Equity in undistributed (earnings) losses of subsidiaries	(6,040)	23,416
Change in prepaid expenses and other assets	(1,358)	(114)
Change in accrued interest payable and other liabilities	(95)	3

Net cash from operating activities	(253)	(925)
Investing Activities:
Capital contributions to subsidiaries	—	(16,000)
Cash paid for acquisitions	—	(2,095)

Net cash from investing activities	—	(18,095)
Financing Activities:
Proceeds from issuance of common stock, net of purchase of treasury stock	198	202
Redemption of preferred stock	(34,000)	—
Proceeds from issuance of preferred stock	32,914	—
Preferred dividends paid	(1,473)	(1,700)
Other, net	129	(58)

Net cash from financing activities	(2,232)	(1,556)

Net change in cash and cash equivalents	(2,485)	(20,576)
Cash and cash equivalents at beginning of year	7,030	27,606

Cash and cash equivalents at end of year	$4,545	$7,030

Note V—Quarterly Financial Data (Unaudited)

Dollar amounts are in thousands, except per share amounts.

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter
	2011	2010	2011	2010	2011	2010	2011	2010
Interest income	$15,915	$16,725	$15,842	$16,922	$16,383	$17,201	$15,839	$17,955
Interest expense	4,229	5,624	4,571	5,953	4,648	6,262	4,744	6,465

Net interest income	11,686	11,101	11,271	10,969	11,735	10,939	11,095	11,490
Provision for loan losses	1,898	2,597	1,265	9,599	1,919	18,013	2,170	4,960

Net interest income after provision for loan losses	9,788	8,504	10,006	1,370	9,816	(7,074)	8,925	6,530
Noninterest income	7,248	9,859	7,015	7,028	7,334	7,947	7,066	6,909
Noninterest expense	13,924	20,213	14,858	20,728	14,112	19,395	14,355	18,264

Net income (loss) before income taxes	3,112	(1,850)	2,163	(12,330)	3,038	(18,522)	1,636	(4,825)
Income tax expense (benefit)	990	(950)	262	(3,904)	973	(5,869)	484	(2,574)

Net income (loss)	$2,122	$(900)	$1,901	$(8,426)	$2,065	$(12,653)	$1,152	$(2,251)

Income (loss) available to common shareholders(1)	$1,943	$(1,457)	$(2,735)	$(8,981)	$1,507	$(13,209)	$594	$(2,807)

Income (loss) per common share:
Basic	$0.17	$(0.13)	$(0.23)	$(0.79)	$0.13	$(1.16)	$0.05	$(0.27)
Diluted	0.17	(0.13)	(0.23)	(0.79)	0.13	(1.16)	0.05	(0.27)

(1)	Includes $4,102 accelerated amortization of preferred stock discount in the third quarter of 2011.

            Shares

Class A Common Stock

Goldman, Sachs & Co.

J.P. Morgan

Deutsche Bank Securities

Through and including                (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses, other than underwriting discounts and commissions, of the sale of our Class A common stock, are as follows:

SEC registration fee	$	*
FINRA filing fee		*
Listing fees and expenses		*
Transfer agent and registrar fees and expenses		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be furnished by amendment.

Item 14. Indemnification of Directors and Officers.

Limitation of personal liability of directors and indemnification

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends or unlawful stock purchases or redemptions), or (4) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation will provide for such limitation of liability.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of such person’s service as a director, officer, employee or agent of the corporation, or such person’s service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit; provided that such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper. Notwithstanding the preceding sentence, except as otherwise provided in the bylaws, we shall be required to indemnify any such person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by any such person was authorized by the board of directors.

In addition, our certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly required to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

The Registrant is a Delaware corporation formed for the purpose of this offering and has not engaged in any business or other activities except in connection with its formation and the Reorganization transactions described elsewhere in the prospectus that forms a part of this registration statement.

On July 9, 2014 the Registrant sold 100 shares of its common stock to Cadence Financial Corporation, a Mississippi corporation, or Cadence Mississippi, for $1.00. This sale did not involve a public offering and accordingly was exempt from registration under the Securities Act pursuant to the exemption provided by Section 4(2) of the Securities Act because the Registrant did not offer or sell the securities by any form of general solicitation or general advertising and sold only to one purchaser, Cadence Mississippi, a sophisticated investor with the knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the securities and with access to the kind of information registration would provide.

Within the past three years, Cadence Mississippi has sold the following securities which were not registered under the Securities Act:

4.875% Senior Notes Due 2019

On June 16, 2014, the Company issued an aggregate principal amount of $135,000,000 4.875% Senior Notes due 2021 in a private placement to institutional investors exempt from registration under Section 4(2) of the Securities Act, including the safe harbors established in Regulation D. Net proceeds after commissions payable to the placement agents in the offering were $132,975,000.

5.375% Senior Notes Due 2021

On June 16, 2014, the Company issued an aggregate principal amount of $50,000,000 5.375% Senior Notes due 2021 in a private placement to institutional investors exempt from registration under Section 4(2) of the Securities Act, including the safe harbors established in Regulation D. Net proceeds after commissions payable to the placement agents in the offering were $49,250,000.

Fixed-to-Floating Rate Subordinated Notes Due 2029

On June 16, 2014, the Company issued an aggregate principal amount of $25,000,000 Fixed-to-Floating Rate Subordinated Notes due 2029 in a private placement to institutional investors exempt from registration under Section 4(2) of the Securities Act, including the safe harbors established in Regulation D. Net proceeds after commissions payable to the placement agents in the offering were $24,625,000.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated herein by reference.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWERS OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Houston, Texas on the      day of                 , 2014.

CADENCE BANCORPORATION

By:

Paul B. Murphy, Jr.
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

Each of the undersigned officers and directors of Cadence Bancorporation does hereby severally constitute and appoint Paul B. Murphy, Jr. Valerie C. Toalson and Jerry W. Powell, and each of them acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC and any applicable securities exchange or securities self-regulatory body, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

By:	Paul B. Murphy, Jr.	Chairman and Chief Executive Officer (Principal Executive Officer)	, 2014

By:	Valerie C. Toalson	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	, 2014

By:	William B. Harrison, Jr.	Director	, 2014

By:	Robert K. Steel	Director	, 2014

By:	J. Richard Fredericks	Director	, 2014

By:	Scott M. Stuart	Director	, 2014

EXHIBIT INDEX

NUMBER	DESCRIPTION
1.1	Form of Underwriting Agreement*

3.1	Form of Certificate of Incorporation of Cadence Bancorporation*

3.2	Form of Bylaws of Cadence Bancorporation*

4.1	Form of common stock certificate of Cadence Bancorporation*

4.2	Certain instruments defining the rights of holders of long-term debt securities of the Company and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. The Company hereby agrees to furnish copies of these instruments to the SEC upon request.

4.3	Registration Rights Agreement between Cadence Bancorp, LLC and Cadence Bancorporation*

5.1	Opinion of Wachtell, Lipton, Rosen & Katz*

10.1†	Agreement with Samuel M. Tortorici*

10.2†	Agreement with Valerie C. Toalson*

10.3†	Cadence Bancorp, LLC 2010 Class C Incentive Unit Award Plan*

10.4†	Form of Cadence Bancorp, LLC Class C Incentive Unit Agreement (Employee Service Units)*

10.5†	Cadence Bank 2013 Long-Term Incentive Plan*

10.6†	Form of Cadence Bank Long-Term Incentive Award Agreement*

10.7†	Cadence Bancorporation 2014 Omnibus Incentive Plan*

10.8†	Cadence Bancorporation Deferred Compensation Plan*

10.9†	Form of Indemnification Agreement*

21.1	Subsidiaries of Cadence Bancorporation*

23.1	Consent of Wachtell, Lipton, Rosen & Katz (contained in Exhibit 5.1)*

23.2	Consent of KPMG LLP*

23.3	Consent of Deloitte & Touche LLP*

24.1	Power of attorney (included on signature page)*

*	To be filed by amendment.
†	Indicates a management contract or compensatory plan.